Filed pursuant to Rule 424(b)(3)
Registration No. 333-162260

4000 RBC Plaza

60 South Sixth Street

Minneapolis, Minnesota 55402

Dear Fellow Stockholders:

On behalf of your board of directors, we are pleased to invite you to attend a special meeting of stockholders of PepsiAmericas, Inc., which will be held at Briggs and Morgan, P.A., 80 South Eighth Street, Suite 2200, Minneapolis, Minnesota, 55402, on February 17, 2010, at 10:00 a.m., local time. At the special meeting, you will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of August 3, 2009 among PepsiAmericas, Inc., PepsiCo, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly owned subsidiary of PepsiCo, Inc.

The merger agreement sets forth the terms and conditions under which PepsiAmericas will merge with and into Pepsi-Cola Metropolitan Bottling, with Pepsi-Cola Metropolitan Bottling continuing as the surviving corporation and a wholly owned subsidiary of PepsiCo. As of the effective time of the merger, holders of PepsiAmericas outstanding common stock (other than PepsiCo and its subsidiaries (including Pepsi-Cola Metropolitan Bottling) and any stockholders who properly exercise and perfect their appraisal rights under Delaware law) will have the right to receive either 0.5022 shares of PepsiCo common stock or, at their election, $28.50 in cash, without interest, per share of PepsiAmericas common stock, subject to proration provisions which provide that an aggregate of 50% of the outstanding shares of PepsiAmericas common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate of 50% of the outstanding shares of PepsiAmericas common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash. Subject to the proration provisions described in the preceding sentence, each share with respect to which a valid cash election is not made will be converted into the right to receive 0.5022 shares of PepsiCo common stock at the effective time of the merger.

The following table sets forth the closing sale price per share of PepsiCo common stock and PepsiAmericas common stock as reported on the New York Stock Exchange as of August 3, 2009, the last full trading day before the public announcement of the merger agreement, and as of January 11, 2010, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also shows the equivalent price of the merger consideration per share of PepsiAmericas common stock as of the same two respective dates. The equivalent price per share based on a 50% cash/50% stock split as of the relevant date is calculated as the sum of (a) $28.50 (the cash portion of the merger consideration) multiplied by 50% and (b) the closing sale price of one share of PepsiCo common stock on the relevant date multiplied by (x) the exchange ratio of 0.5022 and (y) 50%.

	PepsiCo Common Stock	PepsiAmericas Common Stock	Equivalent Price Per Share based on 50%-50% Cash- Stock Split of Merger Consideration
August 3, 2009	$56.20	$26.15	$28.36
January 11, 2010	$60.70	$29.32	$29.49

The market prices of both PepsiCo common stock and PepsiAmericas common stock will fluctuate prior to completion of the merger. You are urged to obtain current market quotations for PepsiCo common stock and PepsiAmericas common stock.

This proxy statement/prospectus gives you detailed information about the special meeting, the merger agreement and the merger, and a copy of the merger agreement is included as Appendix A to this proxy statement/prospectus. You are encouraged to read this proxy statement/prospectus in its entirety, including the section entitled “Risk Factors” beginning on page 95 of this proxy statement/prospectus, and the merger agreement carefully.

The board of directors of PepsiAmericas, after considering the unanimous recommendation of its transactions committee comprised entirely of independent directors, has approved and declared advisable the merger agreement and the transactions contemplated thereby and determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of PepsiAmericas and its stockholders (other than PepsiCo, Pepsi-Cola Metropolitan Bottling and other affiliates of PepsiCo). The PepsiAmericas transactions committee made its recommendation to the PepsiAmericas board of directors after consultation with its legal and financial advisors and consideration of a number of other factors. The board of directors of PepsiAmericas therefore recommends that you vote “FOR” approval of the proposal to adopt the merger agreement.

Each of PepsiAmericas’ board of directors and transactions committee believes that the merger is both procedurally and substantively fair to the unaffiliated stockholders of PepsiAmericas.

In addition, each of PepsiCo and Pepsi-Cola Metropolitan Bottling believes that the merger is both procedurally and substantively fair to the unaffiliated stockholders of PepsiAmericas.

Approval of the proposal to adopt the merger agreement requires the affirmative vote of at least a majority of the shares of PepsiAmericas common stock entitled to vote, except in limited circumstances as described elsewhere in this proxy statement/prospectus. PepsiCo has agreed to vote all shares of the common stock of PepsiAmericas beneficially owned by it and its subsidiaries for approval of the proposal to adopt the merger agreement. Except when the board of directors of PepsiAmericas makes a change of recommendation in certain limited circumstances described elsewhere in this proxy statement/prospectus, if Robert C. Pohlad, PepsiAmericas’ Chairman of the board of directors and Chief Executive Officer, votes or causes to be voted the shares of PepsiAmericas common stock beneficially owned by him and certain persons and entities affiliated with him in favor of the proposal to adopt the merger agreement, then those votes, when combined with the agreement of PepsiCo to vote all shares of the common stock of PepsiAmericas beneficially owned by it and its subsidiaries for approval of the proposal to adopt the merger agreement, would be sufficient to approve the proposal to adopt the merger agreement without the affirmative vote of any unaffiliated stockholders of PepsiAmericas.

YOUR VOTE IS VERY IMPORTANT. Therefore, whether or not you plan to attend the special meeting, please complete and promptly mail your proxy card in the return envelope enclosed, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card. This will not prevent you from voting in person at the special meeting if you so desire. The failure to vote will have the same effect as a vote against approval of the proposal to adopt the merger agreement.

Sincerely yours,

Robert C. Pohlad

Chairman of the Board and

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, passed upon the merits or fairness of the merger, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated January 12, 2010, and is first being mailed to stockholders of PepsiAmericas on or about January 13, 2010.

ADDITIONAL INFORMATION

This document is the proxy statement of PepsiAmericas, Inc. for its special meeting of stockholders and the prospectus of PepsiCo, Inc. for the shares of PepsiCo, Inc. common stock to be issued in the merger. This proxy statement/prospectus incorporates important business and financial information about PepsiCo, Inc. and PepsiAmericas, Inc. from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from PepsiCo, Inc. or PepsiAmericas, Inc. at the following addresses:

PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577 Manager, Shareholder Relations Telephone: 914-253-3055 Email: investor@pepsico.com	PepsiAmericas, Inc. 4000 RBC Plaza 60 South Sixth Street Minneapolis, Minnesota 55402 Investor Relations Telephone: 612-661-3883 Email: shareholderrelations@pepsiamericas.com

If you would like additional copies of this proxy statement/prospectus, please contact Innisfree M&A Incorporated, the proxy solicitor for PepsiAmericas, Inc., toll-free at 1-877-717-3926 (banks and brokerage firms call collect at 1-212-750-5833).

If you would like to request documents, please do so by February 10, 2010 in order to receive them before the special meeting.

See “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus for further information.

Notice of Special Meeting of Stockholders

Time and Date	10:00 a.m., local time on February 17, 2010.

Place	Briggs and Morgan, P.A.

80 South Eighth Street, Suite 2200

Minneapolis, MN 55402

Items of Business	(1)

To consider and vote upon the proposal to adopt the Agreement and Plan of Merger, dated as of August 3, 2009, as it may be amended from time to time, among PepsiAmericas, Inc., a Delaware corporation, PepsiCo, Inc., a North Carolina corporation, and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation and a wholly owned subsidiary of PepsiCo, Inc., as more fully described in the enclosed proxy statement/prospectus.

(2)	To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

Record Date	You are entitled to vote only if you were a holder of common stock of PepsiAmericas as of the close of business on January 4, 2010.

Meeting Admission	You are entitled to attend the special meeting only if you were a holder of common stock of PepsiAmericas as of the close of business on January 4, 2010. Stockholders who plan to attend the special meeting must present valid photo identification. If you hold shares in “street name” through an account with a bank, broker or other nominee and you plan to attend the meeting, you should bring your account statement or other evidence of your share ownership with you to the meeting. If you hold shares in “street name” and you plan to attend the meeting and vote in person, you should contact your broker or nominee to obtain a legal proxy and bring it to the special meeting.

Proxy Voting	Your vote is very important. Whether or not you plan to attend the special meeting, please promptly vote by Internet or telephone, or by marking, signing, dating and returning the enclosed proxy card if you are a registered holder of shares of PepsiAmericas common stock, or the voting instruction card provided by your bank or broker if you hold your shares of PepsiAmericas common stock through an account with a bank or broker, so that your shares of PepsiAmericas common stock will be represented at the special meeting.

The board of directors of PepsiAmericas, Inc. recommends that you vote “FOR” approval of the proposal to adopt the merger agreement. Failure to submit a proxy or to vote in person or a vote to abstain will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

By Order of the Board of Directors,

Brian D. Wenger

Corporate Secretary

January 12, 2010

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SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. You are urged to read the entire proxy statement/prospectus carefully and the other documents which are referred to in order to fully understand the merger and the merger agreement. See “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus.

Information about PepsiCo, Metro and PAS (See Page 107).

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

(914) 253-2000

PepsiCo, Inc. (“PepsiCo”) is a leading global beverage, snack and food company with 2008 annual revenues of more than $43 billion. PepsiCo employs approximately 198,000 people worldwide, and its products are sold in approximately 200 countries. PepsiCo manufactures or uses contract manufacturers, markets and sells a variety of salty, convenient, sweet and grain-based snacks, carbonated and non-carbonated beverages and foods in approximately 200 countries, with its largest operations in North America (United States and Canada), Mexico and the United Kingdom.

The principal trading market for PepsiCo’s common stock is the New York Stock Exchange (NYSE: PEP). PepsiCo’s common stock is also listed on the Chicago and Swiss Stock Exchanges.

PepsiCo was incorporated in Delaware in 1919 and was reincorporated in North Carolina in 1986.

Pepsi-Cola Metropolitan Bottling Company, Inc.

700 Anderson Hill Road

Purchase, New York 10577

(914) 253-2000

Pepsi-Cola Metropolitan Bottling Company, Inc. (“Metro”) is a New Jersey corporation, incorporated in 1934 and a wholly owned subsidiary of PepsiCo. Metro currently operates within PepsiCo’s PepsiCo Americas Beverages business segment, and holds the stock of numerous active operating subsidiaries and bottling companies. Metro does not have any employees.

PepsiAmericas, Inc.

4000 RBC Plaza

60 South Sixth Street

Minneapolis, Minnesota 55402

(612)-661-4000

PepsiAmericas, Inc. (“PAS”) is a publicly traded Delaware corporation and the world’s second-largest manufacturer, seller and distributor of PepsiCo beverages with 2008 annual sales of more than $4.9 billion. PAS manufactures, distributes and markets a broad portfolio of beverage products in the United States, Central and Eastern Europe and, through PAS’ new joint venture, the Caribbean and Central America. PAS also distributes snack foods in certain markets. PAS sells a variety of brands that it bottles under licenses from PepsiCo or PepsiCo joint ventures, which accounted for approximately 80% of PAS’ total net sales in fiscal year 2008. During fiscal year 2008, PAS accounted for approximately 19% of all PepsiCo beverage products sold in the United States. In some territories, PAS manufactures, packages, sells and distributes products under brands licensed by companies other than PepsiCo, and in some territories PAS distributes its own brands, such as Sandora, Sadochok and Toma.

The principal trading market for PAS’ common stock is the New York Stock Exchange (NYSE:PAS).

PAS was incorporated in Delaware in 1963. In October 1999, PepsiCo formed a business venture with Pohlad Companies, through which PepsiCo retained a non-controlling ownership interest of approximately 24% in the former PepsiAmericas, and in November 2000, the former PepsiAmericas merged with Whitman Corporation, following which the combined bottler changed its name to PepsiAmericas, Inc.

The Merger (See Page 108).

PepsiCo, PAS and Metro have entered into the merger agreement, which provides for the merger of PAS with and into Metro, with Metro continuing as the surviving corporation. The merger agreement is attached as Appendix A to this proxy statement/prospectus. You should read the merger agreement because it is the legal document that governs the merger.

On the same date that the merger agreement was entered into, PepsiCo, Metro and The Pepsi Bottling Group, Inc. (“PBG”) entered into the PBG merger agreement, which provides for the merger of PBG with and into Metro. The PBG merger is a separate transaction, however, the satisfaction of specified conditions in the PBG merger agreement to the extent they relate to antitrust and competition laws is a condition to completion of the merger.

Special Meeting of PAS Stockholders (See Page 102).

The special meeting of PAS stockholders will be held at 10:00 a.m., local time, on February 17, 2010, at Briggs and Morgan, P.A., located at 80 South Eighth Street, Suite 2200, Minneapolis, Minnesota. At the special meeting, PAS stockholders will be asked to vote upon the proposal to adopt the merger agreement. You can vote at the special meeting if you were a record holder of PAS common stock at the close of business on January 4, 2010, the record date for the special meeting.

Adoption of the merger agreement requires the affirmative vote of a majority of the shares of PAS common stock entitled to vote. In the event that PAS’ board of directors withdraws, modifies or qualifies its recommendation to PAS stockholders to vote for approval of the proposal to adopt the merger agreement in a manner adverse to PepsiCo or recommends to PAS stockholders an acquisition proposal made by a third party, in either case, in response to or as a result of an event, development, occurrence or change in circumstances or facts occurring or arising after the date of the merger agreement which did not exist or was not actually known, appreciated or understood by PAS’ board of directors as of the date of the merger agreement (which is referred to in this proxy statement/prospectus as an intervening event change of recommendation), then the affirmative vote of a majority of the outstanding shares of PAS common stock excluding any shares held by PepsiCo or any of its affiliates (including Metro), PAS’ directors and officers or Robert C. Pohlad or certain persons or entities affiliated with him, will also be required to approve the proposal to adopt the merger agreement.

As of the record date, there were 124,783,132 shares of PAS common stock outstanding and entitled to be voted at the special meeting. As of the record date, 14,602,568 shares of PAS common stock were beneficially owned by directors and executive officers of PAS and their affiliates, representing approximately 11.7% of the outstanding shares of PAS common stock entitled to vote at the special meeting, of which 12,986,919 shares of PAS common stock were beneficially owned by Robert C. Pohlad or certain persons or entities affiliated with him, representing approximately 10.4% of the outstanding shares of PAS common stock entitled to vote at the special meeting. As of the record date, no shares of PAS common stock were beneficially owned by directors and executive officers of PepsiCo and its affiliates. As of the record date, 54,004,000 shares were beneficially owned by PepsiCo or its subsidiaries, representing approximately
43.3% of the outstanding PAS common stock entitled to vote at the special meeting. PepsiCo has agreed under the terms of the merger agreement to vote or cause to be voted all of the shares of PAS common stock beneficially owned by it or any of its subsidiaries (including Metro) in favor of the proposal to adopt the merger agreement at the PAS special meeting.

Unless PAS’ board of directors makes an intervening event change of recommendation, if Robert C. Pohlad votes or causes to be voted the shares of PAS common stock beneficially owned by him and certain persons and entities affiliated with him in favor of the proposal to adopt the merger agreement, then those votes, when combined with the agreement of PepsiCo to vote all shares of the common stock of PAS beneficially owned by it and its subsidiaries for approval of the proposal to adopt the merger agreement, would be sufficient to approve the proposal to adopt the merger agreement without the affirmative vote of any unaffiliated stockholders of PAS.

What PAS Stockholders Will Receive in the Merger (See Page 108).

The merger agreement provides that at the effective time of the merger each outstanding share of PAS common stock not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under the Delaware General Corporation Law (“Delaware law”), will be converted into the right to receive either 0.5022 of a share of PepsiCo common stock or $28.50 in cash, without interest, subject to the proration procedures described in this proxy statement/prospectus, which are intended to provide for a 50% cash/50% stock allocation of the aggregate merger consideration. The aggregate value of the merger consideration of $28.50 per share (based on the PepsiCo common stock closing price of $56.75 on July 31, 2009) represents a premium of 43.4% to the last closing price of the shares of PAS common stock prior to the public announcement of PepsiCo’s proposal on April 19, 2009 to acquire the outstanding shares of PAS common stock that it did not already own at a value of $23.27 per share, and a premium of 9.0% to the closing price of the shares of PAS common stock on August 3, 2009, the last trading day prior to the announcement of the merger agreement.

PepsiCo will not issue any fractional shares of PepsiCo common stock in the merger. PAS stockholders will receive cash for any fractional shares of PepsiCo common stock owed to them in an amount, without interest, based on the closing price of PepsiCo common stock on the trading day immediately prior to the closing of the merger. In this proxy statement/prospectus, the cash and shares of PepsiCo common stock to be exchanged by PepsiCo in the merger for the shares of PAS common stock held by PAS stockholders (other than for the shares held by PAS (as treasury stock), by PepsiCo or any of its subsidiaries, or by stockholders who have properly exercised and perfected appraisal rights with respect to their shares under Delaware law), subject to the proration procedures described in this proxy statement/prospectus, which are intended to provide for a 50% cash/50% stock allocation of the aggregate merger consideration are referred to as the merger consideration.

On January 11, 2010, the most recent practicable trading date prior to the filing of this proxy statement/prospectus, the closing price of PepsiCo common stock and PAS common stock was $60.70 per share and $29.32 per share, respectively.

No assurance can be given that the current market price of PepsiCo common stock will be equivalent to the market price of PepsiCo common stock on the date that stock is received by a PAS stockholder or at any other time. The market price of PepsiCo common stock when received by a PAS stockholder may be greater or less than the current market price of PepsiCo common stock. At the time of completion of the merger, the market price of 0.5022 of a share of PepsiCo common stock could be greater or less than the value of the cash consideration of $28.50 in cash, without interest, due to fluctuations in the market price of PepsiCo common stock.

You May Elect to Receive Cash Consideration (See Page 104).

If you are a record holder of PAS common stock, you may elect to receive cash in exchange for any or all of your shares of PAS common stock by completing the election form and letter of transmittal when you receive it. If you own your shares in “street name” through a broker or other financial institution and you wish to make an election to receive cash, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. If you (or your record holder) do not make a valid election to receive cash, you will be deemed to have elected to receive, and will receive, PepsiCo common stock in exchange for your shares of PAS common stock, subject to the proration procedures described below.

PepsiCo will pay cash for 50% of the PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of the outstanding shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries. If the number of shares of PAS common stock for which a valid election to receive cash is made is higher than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which a valid election to receive cash is made will be converted into the right to receive PepsiCo common stock in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. If the number of shares of PAS common stock for which a valid election to receive cash is made is lower than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which no valid election to receive cash is made will be converted into the right to receive cash in order to provide for an aggregate 50%/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Because of the proration procedures, you cannot be certain of receiving the form of consideration that you choose with respect to all of your shares of PAS common stock. Illustrative examples of the application of the proration procedures appear on pages 112 to 114 of this proxy statement/prospectus.

An election form and letter of transmittal and instructions will be mailed no more than 40 business days and no fewer than 15 business days before the anticipated effective time of the merger to holders of record of PAS common stock as of two business days before the mailing date. An election to receive cash will only be effective if received no later than 5:00 p.m. New York, NY time on the third business day prior to the effective time of the merger, which date will be announced no later than eight business days prior to the effective time of the merger. All elections and deemed elections are subject to the proration procedures described in this proxy statement/prospectus.

PAS’ Board of Directors Recommends Stockholder Approval of the Merger (See Page 105).

PAS’ board of directors, after giving consideration to the unanimous recommendation of PAS’ transactions committee, has determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of PAS and its stockholders (other than PepsiCo, Metro and other affiliates of PepsiCo) and has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement. PAS’ board of directors recommends that PAS stockholders vote “FOR” approval of the proposal to adopt the merger agreement. Each of PAS’ board of directors and transactions committee believes the merger is both procedurally and substantially fair to the unaffiliated stockholders of PAS. A description of the factors on which PAS’ transactions committee and board of directors based this belief and of PAS’ reasons for the merger appears beginning on page 45 of this proxy statement/prospectus.

No PepsiCo Stockholder Approval (See Page 102).

PepsiCo stockholders are not required to adopt the merger agreement or approve the merger or the issuance of shares of PepsiCo common stock which form part of the merger consideration.

Position of PepsiCo and Metro Regarding Fairness of the Merger (See Page 53).

PepsiCo and Metro believe that the merger is both procedurally and substantively fair to the unaffiliated stockholders of PAS. A description of the factors on which PepsiCo and Metro based this belief and of PepsiCo’s reasons for, and purpose of, the merger begins on page 53 of this proxy statement/prospectus.

Opinion of PAS’ Financial Advisor (See Page 61).

PAS’ board of directors retained Goldman Sachs as its financial advisor in connection with the merger and, following the formation of PAS’ transactions committee of PAS’ board of directors, Goldman Sachs also acted as financial advisor to PAS’ transactions committee. Goldman Sachs orally rendered its opinion to PAS’ board of directors and PAS’ transactions committee, subsequently confirmed in writing, that as of August 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of shares of PAS common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August 3, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of PAS’ board of directors and PAS’ transactions committee in connection with their consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of PAS common stock should vote or make any election with respect to the merger or any other matter. Pursuant to an engagement letter between PAS and Goldman Sachs, PAS has agreed to pay Goldman Sachs a transaction fee of approximately $20 million, all of which is payable upon consummation of the merger.

PAS’ Officers and Directors Have Some Interests in the Merger that Are Different than or in Addition to Their Interests as Stockholders (See Page 157).

In addition to their interests as stockholders, certain directors, executive officers or employees of PAS may have interests in the merger that are different from or in addition to your interests. These interests relate to or arise from, among other things:

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certain of PAS’ executive officers and directors own vested stock options, and certain of PAS’ executive officers hold restricted stock awards. The vesting of all unvested restricted stock awards would accelerate upon consummation of the merger;

•	PAS’ executive officers would be eligible for change in control severance payments if they are terminated without cause or resign for good reason following consummation of the merger;

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PAS’ executive officers may receive lump sum distributions from the PAS Executive Deferred Compensation Plan and lump sum payments from PAS’ Supplemental Pension Plan upon termination of employment following consummation of the merger;

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upon consummation of the merger, directors of PAS will receive lump sum distributions from the PAS Deferred Compensation Plan for Directors and will receive additional payments for their services in connection with the merger; and

•	under the merger agreement, PepsiCo has agreed to certain indemnification and insurance provisions.

PAS’ board of directors was aware of these interests and took them into account in its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

In addition, in October 2009, an officer of PAS entered into a retention agreement with PepsiCo that is effective upon completion of the merger. A description of this agreement appears beginning on page 163 of this proxy statement/prospectus. In exchange for this agreement, this officer has agreed to waive any rights to severance payments or benefits under the PAS Senior Executive CIC Severance Plan (as defined below) or any other severance plans or agreements.

Material United States Federal Income Tax Consequences (See Page 84).

The merger has been structured so as to qualify as a “reorganization” for United States federal income tax purposes. The United States federal income tax consequences of the merger to each PAS stockholder will vary depending on whether that stockholder receives shares of PepsiCo common stock, cash, or a combination of PepsiCo common stock and cash, in exchange for PAS common stock. PAS stockholders that receive only PepsiCo common stock will generally not recognize any gain or loss as a result of the merger. PAS stockholders that receive only cash will generally recognize gain or loss equal to the difference between the amount of cash received and the aggregate tax basis of the PAS common stock exchanged therefor. PAS stockholders that receive a combination of PepsiCo common stock and cash will generally recognize gain equal to the lesser of the amount of cash received or the amount of gain realized. The consequences to PAS stockholders may vary if such stockholders acquired PAS common stock in more than one transaction or designate that cash is to be received in exchange for specific shares of PAS common stock. Neither PAS nor PepsiCo will recognize gain or loss for United States federal income tax purposes as a result of the merger. It is a condition to the obligation of each of PAS and PepsiCo to complete the merger that it receives a legal opinion from its outside counsel that the merger will be a reorganization for United States federal income tax purposes.

The United States federal income tax consequences described above may not apply to all holders of PAS common stock, including certain holders specifically referred to on page 84. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences to you of the merger and the receipt of the merger consideration in exchange for your shares of PAS common stock.

Appraisal Rights (See Page 87).

Under Delaware law, record holders of PAS common stock who do not vote for approval of the proposal to adopt the merger agreement and who properly assert their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of PAS common stock if the merger is completed, in lieu of receiving the merger consideration. This value could be more than, the same as, or less than the value of the merger consideration. The relevant provisions of Section 262 of Delaware law are included as Appendix C to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, PAS stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in loss of the right of appraisal.

Completion of the Merger Is Subject to Certain Conditions (See Page 117).

The obligation of each of PepsiCo, PAS and Metro to complete the merger is subject to the satisfaction of a number of conditions, including the following:

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adoption of the merger agreement by a majority of the outstanding shares of PAS common stock, provided that, if PAS’ board of directors makes an intervening event change of recommendation, then the affirmative vote of a majority of the outstanding shares of PAS common stock excluding any shares held by PepsiCo or any of its affiliates (including Metro), PAS’ directors and officers or Robert C. Pohlad or certain persons or entities affiliated with him, will also be required to approve the proposal to adopt the merger agreement;

•	absence of any applicable law prohibiting completion of the merger;

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expiration or termination of any applicable waiting period relating to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this proxy statement/prospectus as the HSR Act, and under any agreement between PepsiCo, PAS and any governmental authority not to consummate the merger prior to a specific date;

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effectiveness of the registration statement for the PepsiCo common stock being issued in the merger, of which this proxy statement/prospectus forms a part, and the absence of any stop order suspending such effectiveness or any proceedings for such purpose pending or threatened by the Securities and Exchange Commission, which is referred to in this proxy statement/prospectus as the SEC;

•	approval for the listing on the New York Stock Exchange of the shares of PepsiCo common stock to be issued in the merger, subject to official notice of issuance;

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other than as described in the third bullet above, all material actions by or in respect of, or material filings with, any governmental authority, required to permit the completion of the merger, having been taken, made or obtained;

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accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality thresholds, as of the date of merger agreement and as of the effective time of the merger;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to the effective time of the merger;

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delivery of opinions of PepsiCo’s counsel, in the case of PepsiCo, and PAS’ counsel, in the case of PAS, that the merger will qualify as a reorganization for United States federal income tax purposes; and

•

except for matters disclosed in the other party’s filings with the SEC since January 2006 but prior to the date of the merger agreement or in the disclosure schedules of the other party, the absence of the occurrence and continuation of any event, occurrence, development or state of circumstances or facts from the date of the merger agreement to the effective time of the merger which has had or could reasonably be expected to have a material adverse effect on the other party.

In addition, the obligation of PepsiCo and Metro to complete the merger is subject to the satisfaction of the following conditions:

•	absence of any pending action or proceeding by any government authority that:

•

challenges or seeks to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the completion of the merger, or seeks to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the merger agreement;

•

seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership of PAS’ capital stock, including the right to vote shares of such capital stock acquired or owned by such party following the effective time of the merger on all matters properly presented to PAS stockholders;

•

seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership or operation of any material business or assets of PAS or PepsiCo and their respective subsidiaries;

•

seeks to compel PepsiCo or any of its subsidiaries or affiliates, including Metro, to dispose of or hold separate all or any of any material business or assets of PAS and its subsidiaries or of PepsiCo and its subsidiaries; or

•	would reasonably be expected to have, individually or in the aggregate, a material adverse effect on PAS or PepsiCo or, following the effective time of the merger, Metro; and

•

absence of any action taken or applicable law enacted, enforced, promulgated, issued or deemed applicable to the merger, by any government authority, other than the applicable waiting period provisions of the HSR Act that would reasonably be expected to result in any of the consequences referred to in the preceding five sub-bullets; and

•	the satisfaction of certain conditions to the completion of the PBG merger to the extent they relate to antitrust and competition laws.

Completion of the merger is not subject to a financing condition. Completion of the merger is also not conditioned on completion of the PBG merger, however the satisfaction of specified conditions in the PBG merger agreement to the extent such conditions relate to antitrust and competition laws is a condition to the completion of the merger.

The Merger May Not be Completed Without All Required Regulatory Approvals (See Page 82).

Completion of the merger is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the applicable waiting period relating to the merger under the HSR Act. PepsiCo and PAS each filed its required HSR notification and report form with respect to the merger on September 11, 2009. On October 9, 2009, PepsiCo withdrew its notification and report form effective October 13, 2009 and refiled it on October 15, 2009 in order to allow more time for the staff of the Federal Trade Commission to review the proposed transaction. On November 10, 2009, PepsiCo announced that it had again withdrawn its notification and report form to provide the Federal Trade Commission more time to review the proposed transaction, and plans to refile it at the appropriate time. PepsiCo believes it can consummate its acquisitions of PBG and PAS by the end of the first quarter of 2010 without a “Second Request” being issued by the Federal Trade Commission, and without the imposition of any remedy which would have a material adverse effect on PepsiCo or the benefits of the contemplated transactions. PepsiCo and PAS expect to obtain all necessary regulatory approvals, although there can be no certainty as to if or when they will be obtained.

The Merger Is Expected to Occur by the End of the First Quarter of 2010 (See Page 117).

The merger of PAS and PepsiCo will occur within five business days after the conditions to its completion have been satisfied or, to the extent permissible, waived, unless otherwise mutually agreed upon by the parties. As of the date of this proxy statement/prospectus, the merger is expected to occur by the end of the first quarter of 2010. However, there can be no assurance as to when or if the merger will occur.

No Solicitation by PAS (See Page 123).

Subject to certain exceptions, PAS has agreed that none of PAS, any of its subsidiaries, or any of their respective directors or officers will, and PAS will use reasonable best efforts to instruct and to cause its and its subsidiaries’ representatives not to, directly or indirectly, initiate, solicit or otherwise facilitate or knowingly encourage the submission of any proposal or offer from any third party relating to an acquisition of PAS, including by engaging in discussions or negotiations regarding any such proposal or offer or by furnishing any information relating to PAS or its subsidiaries to such third party, withdraw, modify or qualify the recommendation of PAS’ board of directors to PAS stockholders to vote for approval of the proposal to adopt the merger agreement in a manner adverse to PepsiCo or recommend an acquisition proposal made by a third party to PAS stockholders, or enter into an agreement relating to an acquisition proposal by a third party. Notwithstanding these restrictions, however, the merger agreement provides that, under specified circumstances at any time prior to obtaining PAS stockholders’ adoption of the merger agreement:

•

PAS may, in response to a bona fide written unsolicited acquisition proposal or inquiry from a third party that PAS’ board of directors believes constitutes or is reasonably likely to lead to a proposal that is superior to the merger, engage in negotiations or discussions with such party, furnish non public information regarding itself to such third party pursuant to a customary confidentiality agreement (provided that all such information is or has been provided or made available to PepsiCo), and approve, recommend or otherwise declare or propose to approve, recommend or declare advisable (publicly or otherwise) such acquisition proposal; and

•

PAS’ board of directors may withdraw, modify or qualify in a manner adverse to PepsiCo its recommendation that PAS stockholders vote for approval of the proposal to adopt the merger agreement or recommend an acquisition proposal made by a third party to PAS stockholders, provided that PAS’ board of directors has notified PepsiCo of its intention to change its recommendation in response to an acquisition proposal at least three business days prior to taking such action and PepsiCo does not make, within 48 hours of its receipt of notice from PAS, a binding offer that is at least as favorable to PAS stockholders (other than PepsiCo, Metro and any other affiliates of PepsiCo) as the applicable acquisition proposal by such third party.

The actions described in the preceding two bullets may be taken only if PAS’ board of directors determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under Delaware law.

PepsiCo has the right to terminate the merger agreement if, prior to the special meeting, the PAS board of directors withdraws, modifies or qualifies its recommendation to PAS stockholders to vote for approval of the proposal to adopt the merger agreement in a manner adverse to PepsiCo or recommends an acquisition proposal made by a third party to PAS, but PAS does not have the right to terminate the merger agreement in connection with such a change of recommendation by the PAS board of directors. In that case, unless PepsiCo has terminated the merger agreement, PAS would remain obligated to call a special meeting of its stockholders for the purpose of voting on a proposal to adopt the merger agreement, but, if such adverse recommendation change resulted from a development after the date of the merger agreement, approval of the proposal to adopt the merger agreement would require the affirmative vote of a majority of the outstanding PAS common stock excluding any shares of PAS common stock held by PepsiCo or any of its affiliates (including Metro), PAS’ directors and officers and Robert C. Pohlad or certain persons or entities affiliates with him in addition to the affirmative vote of a majority of the shares of PAS common stock entitled to vote.

Termination of the Merger Agreement (See Page 125).

PepsiCo and PAS can mutually agree to abandon the merger and terminate the merger agreement at any time prior to the time the merger is completed, even after PAS stockholders have adopted the merger agreement. Also, either PAS or PepsiCo can, without the consent of the other, abandon the merger and terminate the merger agreement in a number of situations, including if:

•

the merger has not been consummated on or before August 3, 2010, provided that this right is not available to any party whose breach of the merger agreement results in the failure of the merger to occur on or before that date;

•

any applicable law is in effect that makes completion of the merger illegal or otherwise prohibited or enjoins PAS or PepsiCo from consummating the merger and such applicable law, including an injunction has become final and non appealable;

•	PAS stockholders fail to adopt the merger agreement at a duly-held stockholders’ meeting; or

•

there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of that party to satisfy the applicable condition to the closing and such condition is incapable of being satisfied by August 3, 2010.

In addition, PepsiCo can terminate the merger agreement if PAS’ board of directors withdraws, modifies or qualifies its recommendation to PAS stockholders to vote for approval of the proposal to adopt the merger agreement or recommends to PAS stockholders an acquisition proposal made by a third party, or PAS materially breaches its obligations under the merger agreement by reason of a failure to call PAS stockholders meeting.

The merger agreement provides that PAS must pay a termination fee of $71.6 million to PepsiCo if the merger agreement is terminated under certain circumstances. On November 16, 2009, in connection with the settlement of certain litigation, PepsiCo agreed, among other things, to reduce the termination fee to $50 million.

Litigation Relating to the Merger (See Page 90).

Following the public announcement, on April 20, 2009, of PepsiCo’s proposals on April 19, 2009 to acquire the outstanding shares of PAS common stock that it did not already own for $11.64 in cash and 0.223 shares of PepsiCo common stock per share of PAS common stock and to acquire the outstanding shares of PBG common stock that it did not already own for $14.75 in cash and 0.283 shares of PepsiCo common stock per share of PBG common stock, several putative stockholder class action complaints challenging the proposals were filed against various combinations of PepsiCo, PAS, PBG, and the individual members of the boards of directors of PAS and PBG in the Court of Chancery of the State of Delaware, the District Court of the State of Minnesota, County of Hennepin, and the Supreme Court of the State of New York, Westchester and New York Counties. The complaints generally seek, among other things, damages and declaratory, injunctive, and other equitable relief and allege, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PAS and PBG, that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders, that the defendants have breached or will breach the Second Amended and Restated Shareholder Agreement between PepsiCo and PAS, dated September 6, 2005 (which is referred to in this proxy statement/prospectus as the PAS Shareholder Agreement), and that certain provisions of the certificates of incorporation of PAS and PBG are invalid and/or inapplicable to the proposed mergers. One of these complaints was amended following the public announcement of the merger agreements to include allegations concerning one of the proposed mergers.

On November 20, 2009, the parties to the stockholder litigation entered into a Stipulation and Agreement of Compromise, Settlement, and Release to resolve all of these actions. Pursuant to the stipulation, defendants have taken or will take the following actions: PepsiCo, PAS, and PBG have included and will continue to include plaintiffs’ counsel in the disclosure process (including providing them with the opportunities to review and comment on drafts of the preliminary and final proxy statements/prospectuses before they were or are filed with the Securities and Exchange Commission); PepsiCo reduced the termination fee that it would, under certain circumstances, be entitled to under the merger agreement from $71.6 million to $50 million; PepsiCo reduced the termination fee that it would, under certain circumstances, be entitled to under the PBG merger agreement from $165.3 million to $115 million; and PepsiCo agreed to shorten the termination fee tails set forth in the merger agreement and the PBG merger agreement from 12 months to 6 months. Pursuant to the stipulation, the respective stockholder litigation will be dismissed with prejudice and all defendants will be released from any and all claims relating to the transactions. The stipulation is subject to customary conditions, including consummation of both the merger and the PBG merger, completion of certain confirmatory discovery, class certification, and final approval by the Court of Chancery of the State of Delaware following notice to the stockholders of PAS and PBG. On December 2, 2009, the Court of Chancery entered an order setting forth the schedule and procedures for notice to the stockholders of PAS and PBG and the court’s review of the settlement. The Court of Chancery scheduled a hearing for April 12, 2010 at 10:00 a.m., at which the court will consider the fairness, reasonableness, and adequacy of the settlement. The settlement will not affect the form or amount of the consideration to be received by PAS stockholders in the merger or by PBG stockholders in the PBG merger. See “Special Factors—Certain Litigation Matters” beginning on page 90 of this proxy statement/prospectus.

Financing (See Page 93).

PepsiCo and Metro’s obligations to complete the merger are not conditioned upon their ability to obtain financing for the merger. PepsiCo estimates that the total amount of funds necessary to complete the merger, the PBG merger, and related transactions, is approximately $4.0 billion.

PepsiCo has received a commitment letter pursuant to which, subject to the conditions set forth therein, Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and a group of seven other lenders have committed to provide up to $4.0 billion of loans under a bridge facility in connection with the merger and the PBG merger. In addition, subject to market conditions, PepsiCo intends to pursue other methods of raising portions of the required financing for the merger, including the issuance of long-term debt securities. If issued on or prior to the closing date, the proceeds from such financing will be used to finance a portion of the purchase price for the merger and the PBG merger, and to pay related fees and expenses in connection with the mergers. To the extent that such financing is obtained, the bridge facility will not be drawn.

The PBG Merger (See Page 127).

PepsiCo and Metro have also entered into the PBG merger agreement, pursuant to which all outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries, or with respect to which appraisal rights have been properly exercised and perfected under Delaware law, will be converted into the right to receive either 0.6432 of a share of PepsiCo common stock or, at the election of each PBG stockholder, $36.50 in cash, without interest, in each case subject to certain proration procedures. This represents a premium of 44.8% to the last closing price of the shares of PBG common stock prior to the public announcement of PepsiCo’s proposal on April 19, 2009 to acquire the outstanding shares of PBG common stock that it did not already own at a value of $29.50 per share, and a premium of 8.6% to the closing price of the shares of PBG common stock on August 3, 2009, the last trading day prior to the announcement of the PBG merger agreement. Shares of PBG common stock and PBG Class B common stock held by PepsiCo or any of its subsidiaries (including Metro) will either be canceled or each automatically converted into the right to receive 0.6432 shares of PepsiCo common stock at the effective time of the merger. The completion of the merger is subject to the satisfaction of certain conditions to the completion of the PBG merger to the extent that they relate to antitrust and competition laws.

Share Information and Dividends.

The principal trading market for PepsiCo’s common stock is the New York Stock Exchange, on which PepsiCo’s common stock is listed under the symbol “PEP.” PepsiCo’s common stock is also listed on the Chicago and Swiss Stock Exchanges. PAS’ common stock is listed on the New York Stock Exchange under the symbol “PAS.”

The following table sets forth the closing sale price per share of PepsiCo common stock and PAS common stock as reported on the New York Stock Exchange as of August 3, 2009, the last full trading day before the public announcement of the merger agreement, and as of January 11, 2010, the most recent practicable trading day prior to the date of this proxy statement/prospectus.

The table also shows the equivalent price of the merger consideration per share of PAS common stock as of the same two respective dates. The form of consideration received by PAS stockholders (other than PepsiCo or any of its subsidiaries) in the aggregate will be split 50% cash and 50% stock, based on the application of the proration procedures described in this proxy statement/prospectus. The equivalent price per share based on a 50% cash/50% stock allocation as of the relevant date is calculated as the sum of (a) $28.50 (the cash portion of the merger consideration) multiplied by 50% and (b) the closing sale price of PepsiCo common stock on the relevant date multiplied by (x) the exchange ratio of 0.5022 and (y) 50%.

	PepsiCo Common Stock	PAS Common Stock	Equivalent Price Per Share based on 50%-50% Cash- Stock Split of Merger Consideration
August 3, 2009	$56.20	$26.15	$28.36
January 11, 2010	$60.70	$29.32	$29.49

The market prices of both PepsiCo and PAS common stock will fluctuate prior to completion of the merger. You should obtain current market quotations for PepsiCo common stock and PAS common stock.

PepsiCo currently pays a quarterly dividend on its common stock and last paid dividends on September 30, 2009 of $0.45 per share of PepsiCo common stock. On November 13, 2009, PepsiCo declared a dividend of $0.45 per share of PepsiCo common stock, payable on January 4, 2010 to all holders of PepsiCo common stock of record as of December 4, 2009.

PAS currently pays a quarterly dividend on its common stock, and last paid dividends on October 1, 2009, of $0.14 per share of PAS common stock. On October 15, 2009, PAS declared a dividend of $0.14 per share of PAS common stock, payable on January 4, 2010 to all holders of PAS common stock of record as of December 15, 2009. Under the terms of the merger agreement, during the period before the closing of the merger, PAS is prohibited from declaring, setting aside or paying any dividends or other distributions other than its regular quarterly dividends at the current rate, which is not to exceed $0.14 per share, or dividends by any wholly owned subsidiary of PAS to PAS or other wholly owned subsidiaries of PAS.

If, between the date of the merger agreement and the effective time of the merger, the outstanding shares of capital stock of PAS or PepsiCo are changed into a different number or class of shares by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend is declared with a record date during such period, or any other similar event (excluding any change resulting from exercise of options outstanding as of the date of the merger agreement to purchase shares of PAS common stock under stock option or compensation plans or arrangements in effect as of the date of the merger agreement) appropriate adjustments will be made to the merger consideration.

Selected Historical Financial Data

The following tables present selected historical financial information of PepsiCo and PAS. The information below is derived from audited financial statements as of December 27, 2008 and December 29, 2007, and for the fiscal years ended December 27, 2008, December 29, 2007 and December 30, 2006 for PepsiCo, and as of January 3, 2009 and December 29, 2007, and for the fiscal years ended January 3, 2009, December 29, 2007, and December 30, 2006 for PAS, which have been incorporated by reference into this proxy statement/prospectus. The information as of December 30, 2006, and as of, and for the fiscal years ended December 31, 2005 and December 25, 2004 for PepsiCo, and as of December 30, 2006, and as of, and for the fiscal years ended December 31, 2005 and January 1, 2005 for PAS, are derived from unaudited financial statements of PepsiCo and PAS, respectively, which have not been incorporated by reference into this proxy statement/prospectus. The information as of, and for the 36 weeks ended September 5, 2009 and September 6, 2008, for PepsiCo, and as of, and for the first 9 months ended October 3, 2009 and September 27, 2008, for PAS, is derived from their respective interim unaudited financial statements, which have been incorporated by reference into this proxy statement/prospectus. In all cases, the financial information for each of PepsiCo and PAS is presented on a consolidated basis.

The information in the following tables is only a summary and should be read together with the historical financial statements and related notes that PepsiCo and PAS have presented in their prior filings with the SEC. See “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus.

Selected Consolidated Financial Data of PepsiCo

	36 Weeks Ended		Full Year
	2009	2008	2008	2007	2006	2005	2004
	(in millions, except per share data)
Summary of Net Revenue and Earnings
Net revenue	$29,935	$30,522	$43,251	$39,474	$35,137	$32,562	$29,261
Net income from continuing operations attributable to PepsiCo	4,512	4,423	5,142	5,658	5,642	4,078	4,174
Net income from continuing operations attributable to PepsiCo per common share—basic	2.90	2.79	3.26	3.48	3.42	2.43	2.45
Net income from continuing operations attributable to PepsiCo per common share—diluted	2.87	2.74	3.21	3.41	3.34	2.39	2.41
Cash dividends declared per common share	1.325	1.225	1.65	1.425	1.16	1.01	0.85
Period-End Financial Position
Total assets	$38,620	$38,458	$35,994	$34,628	$29,930	$31,727	$27,987
Long-term debt	7,434	6,537	7,858	4,203	2,550	2,313	2,397
Total equity	15,831	16,563	12,582	17,296	15,413	14,251	13,523
Redeemable preferred stock	41	41	41	41	41	41	41
Outstanding Shares
Weighted average common shares outstanding—diluted	1,573	1,612	1,602	1,658	1,687	1,706	1,729

Selected Consolidated Financial Data of PAS

	First Nine Months		Full Year
	2009	2008	2008	2007	2006	2005	2004
	(in millions, except per share data)
Summary of Net Revenue and Earnings
Net sales	$3,453	$3,767	$4,937	$4,480	$3,972	$3,726	$3,345
Net income from continuing operations attributable to PepsiAmericas, Inc.	147	198	236	214	158	195	182
Earnings per share from continuing operations attributable to PepsiAmericas, Inc. common shareholders—basic	1.20	1.57	1.88	1.69	1.24	1.45	1.31
Earnings per share from continuing operations attributable to PepsiAmericas, Inc. common shareholders—diluted	1.18	1.55	1.85	1.66	1.22	1.42	1.28
Cash dividends declared per common share	0.42	0.405	0.54	0.52	0.50	0.34	0.30
Period-End Financial Position
Total assets	$5,193	$5,511	$5,054	$5,308	$4,207	$4,054	$3,530
Long-term debt	2,006	1,650	1,642	1,804	1,490	1,286	1,007
Total equity	1,874	2,242	1,831	2,132	1,605	1,570	1,624
Outstanding Shares
Weighted average common shares outstanding—diluted	124	127	127	129	130	137	142

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger and the PBG merger and has been prepared for informational purposes only and should be read in conjunction with the unaudited pro forma condensed combined financial information, and the accompanying notes thereto, contained elsewhere in this proxy statement/prospectus. The selected unaudited pro forma condensed combined financial information is based upon the historical consolidated financial statements and notes thereto of PepsiCo, PAS and PBG and should be read in conjunction with the:

•

historical financial statements and the accompanying notes of PepsiCo included in PepsiCo’s Current Report on Form 8-K dated August 27, 2009, and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009, each of which are incorporated by reference in this proxy statement/prospectus;

•

historical financial statements and the accompanying notes of PAS included in PAS’ Current Report on Form 8-K dated September 18, 2009 and Quarterly Reports on Form 10-Q for the quarters ended April 4, 2009, July 4, 2009 and October 3, 2009, each of which are incorporated by reference in this proxy statement/prospectus; and

•

historical financial statements and the accompanying notes of PBG included in PBG’s Current Report on Form 8-K dated September 16, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009, each of which has been filed with the SEC and is available on PBG’s Internet website (see “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus).

The historical consolidated financial information has been adjusted in the selected unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger and the PBG merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of PepsiCo and PAS or PepsiCo, PAS and PBG. Although PepsiCo has entered into the PBG merger agreement, there is no guarantee that the PBG merger will be completed. Accordingly, the following selected unaudited pro forma condensed combined financial information depicts the condensed combined balance sheet as of September 5, 2009 and the condensed combined statements of income for the fiscal year ended December 27, 2008 and the 36 weeks ended September 5, 2009, as if the merger had occurred and as if the PBG merger had occurred. The selected unaudited pro forma condensed combined statements of income have been prepared assuming the merger and the PBG merger had been completed on December 30, 2007, the first day of PepsiCo’s 2008 fiscal year. The selected unaudited pro forma condensed combined balance sheet has been computed assuming the merger and the PBG merger had been completed on September 5, 2009, the last day of PepsiCo’s 2009 fiscal third quarter. The selected unaudited pro forma condensed combined financial information has been adjusted with respect to certain aspects of the merger and the PBG merger to reflect:

•	the consummation of the merger and the PBG merger;

•	the elimination of related party transactions between PepsiCo and PAS;

•	the elimination of related party transactions between PepsiCo and PBG;

•

changes in assets and liabilities (as disclosed in more detail elsewhere in this proxy statement/prospectus) to record their preliminary estimated fair values at the date of the closing of the merger and the PBG merger and changes in certain expenses resulting therefrom; and

•	additional indebtedness, including, but not limited to, debt issuance costs and interest expense, incurred in connection with the merger and the PBG merger.

The selected unaudited pro forma condensed combined financial information was prepared in accordance with the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP standards, and the regulations of the SEC, and is not necessarily indicative of the financial position or results of operations that would have occurred if the merger and the PBG merger had been completed on the dates indicated, nor is it indicative of the future operating results or financial position of PAS and PepsiCo or of PAS, PBG and PepsiCo. Assumptions and estimates underlying the pro forma adjustments are described in the notes accompanying the unaudited pro forma condensed combined financial information, which should be read in connection with the selected unaudited pro forma condensed combined financial information. The accounting for the merger and the PBG merger is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Due to the fact that the selected unaudited pro forma condensed combined financial information has been prepared based upon preliminary estimates, the final amounts recorded for the merger and the PBG merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The selected unaudited pro forma condensed combined statements of income exclude the impact of PAS’ discontinued operations and do not reflect future events that may occur after the merger and the PBG merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies. It also does not give effect to certain one-time charges PepsiCo expects to incur in connection with the transaction, including, but not limited to, charges that are expected to achieve ongoing cost savings and synergies. The merger and the PBG merger are expected to create aggregate annual pre-tax synergies of $300 million by 2012 largely due to greater cost efficiency and also improved revenue opportunities.

In addition, the selected unaudited pro forma condensed combined statements of income exclude an estimated gain resulting from remeasuring PepsiCo’s previously held equity interests in PAS and PBG, and certain of their affiliates, from book value to fair value. This estimated gain is reflected as a pro forma adjustment to goodwill and retained earnings in the selected unaudited pro forma condensed combined balance sheet. See Note 11 accompanying the unaudited pro forma condensed combined financial information.

	Pro Forma PEP+PAS		Pro Forma PEP+PAS+PBG
(in millions, except per share amounts)	36 Weeks Ended	Full Year	36 Weeks Ended	Full Year
	September 5, 2009	2008	September 5, 2009	2008
Summary of Net Revenue and Income
Net revenue	$32,646	$47,151	$40,038	$58,008
Income from continuing operations attributable to PepsiCo, PAS and PBG	$4,614	$5,302	$5,080	$5,413
Income from continuing operations attributable to PepsiCo, PAS and PBG per common share—basic	$2.93	$3.33	$3.13	$3.30
Income from continuing operations attributable to PepsiCo, PAS and PBG per common share—diluted	$2.90	$3.27	$3.09	$3.24
Period-End Financial Position
Total assets	$45,578		$63,452
Long-term debt	$10,623		$19,249
Common shareholders’ equity	$16,973		$20,636
Preferred stock	$41		$41
Outstanding Shares
Weighted-average common shares outstanding—diluted	1,592	1,620	1,645	1,673

Comparative Per Share Data

The following table sets forth selected historical per share information of PepsiCo, PAS and PBG and unaudited pro forma combined per share information after giving effect to the merger and after giving effect to the PBG merger, under the acquisition method of accounting, assuming that 0.5022 of a share of PepsiCo common stock had been issued in exchange for 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries and that 0.6432 of a share of PepsiCo common stock had been issued in exchange for 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries. The acquisition method of accounting is based on Statement of Financial Accounting No. 141R (SFAS No. 141R), Business Combinations, as amended, which PepsiCo adopted at the beginning of its 2009 fiscal year, and uses the fair value concepts defined in SFAS No. 157, Fair Value Measurements, as amended, which PepsiCo has adopted as required. SFAS No. 141R, as amended, requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The acquisition accounting for the merger and the PBG merger is dependent upon certain valuations of PAS’ and PBG’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the respective pro forma adjustments reflect the assets and liabilities of PAS and PBG at their preliminary estimated fair values. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

In accordance with the requirements of the SEC, the pro forma and pro forma equivalent per share information gives effect to the merger and the PBG merger as if the merger and the PBG merger had been effective on December 30, 2007, the first day of PepsiCo’s 2008 fiscal year, in the case of income from continuing operations and dividends paid data, and September 5, 2009, the last day of PepsiCo’s 2009 fiscal third quarter, in the case of book value per share data. You should read this information in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus, the historical financial statements of PepsiCo and PAS and related notes that are incorporated in this proxy statement/prospectus by reference and the historical financial information and related notes of PBG that have been filed with the SEC. See “Selected Consolidated Financial Data of PepsiCo” beginning on page 13 of this proxy statement/prospectus, “Selected Consolidated Financial Data of PAS” beginning on page 14 of this proxy statement/prospectus and “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus. The unaudited PepsiCo pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 128 of this proxy statement/prospectus. The historical per share information below is derived from audited financial statements as of, and for the fiscal year ended December 27, 2008 for each of PepsiCo and PBG and as of, and for the fiscal year ended January 3, 2009 for PAS, and unaudited condensed consolidated financial statements as of, and for the 36 weeks ended September 5, 2009, for each of PepsiCo and PBG, and as of, and for the first nine months ended October 3, 2009 for PAS. The unaudited pro forma PAS and PBG per share equivalents are calculated by multiplying the unaudited PepsiCo pro forma combined per share amounts by the exchange ratio of 0.5022 for PAS and 0.6432 for PBG. The exchange ratio does not include the cash portion of the merger consideration of $28.50 per share for PAS and $36.50 per share for PBG.

The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of PepsiCo, PAS and PBG would have been had the companies been combined during these periods or to project PepsiCo’s, PAS’ and PBG’s results of operations that may be achieved after the merger and the PBG merger.

	PepsiCo Historical	PAS Historical(2)	Pro forma Combined PepsiCo and PAS	Per Equivalent PAS Share(6)	PBG Historical	Pro forma Combined PepsiCo and PAS and PBG	Per Equivalent PAS Share(3,6)
As of and for the 36 Weeks Ended September 5, 2009
Per common share data:
Income from continuing operations
Basic	$2.90	$1.20	$2.93	$1.47	$2.44	$3.13	$1.57
Diluted	$2.87	$1.18	$2.90	$1.46	$2.39	$3.09	$1.55
Cash Dividends(4)	$1.325	$0.42	N/A	N/A	$0.53	N/A	N/A
Book Value(5)	$9.87	$13.45	$10.76	$5.40	$9.33	$12.70	$6.38
As of and for the Year Ended 2008(1)
Per common share data:
Income from continuing operations
Basic	$3.26	$1.88	$3.33	$1.67	$0.75	$3.30	$1.66
Diluted	$3.21	$1.85	$3.27	$1.64	$0.74	$3.24	$1.63
Cash Dividends(4)	$1.65	$0.54	N/A	N/A	$0.65	N/A	N/A
Book Value(5)	$7.86	$12.72	N/A	N/A	$6.35	N/A	N/A

(1)	The fiscal year end of PepsiCo and PBG is the last Saturday before December 31. The fiscal year end of PAS is the closest Saturday to December 31.

(2)	PAS historical data is shown as of the first nine months ended October 3, 2009 or the fiscal year ended January 3, 2009, as applicable.

(3)	Assumes completion of both the merger and the PBG merger.

(4)	The dividend policy of PepsiCo will be determined subsequent to the closing of the transaction.

(5)	Amount is calculated by dividing shareholders’ equity by common shares outstanding.

(6)	Amount is calculated by multiplying the pro forma combined per share by the exchange ratio of 0.5022.

Comparative Stock Prices And Dividends

The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share for PepsiCo common stock and PAS common stock as reported on the New York Stock Exchange, which is the principal trading market for PepsiCo common stock and PAS common stock, and the cash dividends declared per share of PepsiCo common stock and PAS common stock.

	PepsiCo			PAS
	High	Low	Cash Dividend	High	Low	Cash Dividend
2009(1):
Third Quarter	$59.64	$52.11	$0.450	$29.20	$26.00	$0.14
Second Quarter	56.95	47.50	0.450	27.43	18.17	0.14
First Quarter	56.93	43.78	0.425	20.97	14.98	0.14

2008(2):
Fourth Quarter	$75.25	$49.74	$0.425	$21.90	$14.51	$0.135
Third Quarter	70.83	63.28	0.425	24.78	18.95	0.135
Second Quarter	72.35	64.69	0.425	27.02	19.94	0.135
First Quarter	79.79	66.30	0.375	34.50	23.00	0.135

2007(3):
Fourth Quarter	$79.00	$68.02	$0.375	$35.99	$31.27	$0.13
Third Quarter	70.25	64.25	0.375	32.96	23.47	0.13
Second Quarter	69.64	62.57	0.375	26.60	22.27	0.13
First Quarter	65.54	61.89	0.300	22.32	20.50	0.13

(1)	For PepsiCo, 2009 data is shown as of the quarterly periods ended September 5, 2009 (Third Quarter), June 13, 2009 (Second Quarter) and March 21, 2009 (First Quarter), and for PAS, 2009 data is shown as of the quarterly periods ended October 3, 2009 (Third Quarter), July 4, 2009 (Second Quarter) and April 4, 2009 (First Quarter).

(2)	For PepsiCo, 2008 data is shown as of the quarterly periods ended December 27, 2008 (Fourth Quarter), September 6, 2008 (Third Quarter), June 14, 2008 (Second Quarter) and March 22, 2008 (First Quarter), and for PAS, 2008 data is shown as of the quarterly periods ended January 3, 2009 (Fourth Quarter), September 27, 2008 (Third Quarter), June 28, 2008 (Second Quarter) and March 29, 2008 (First Quarter).

(3)	For PepsiCo, 2007 data is shown as of the quarterly periods ended December 29, 2007 (Fourth Quarter), September 8, 2007 (Third Quarter), June 16, 2007 (Second Quarter) and March 24, 2007 (First Quarter), and for PAS, 2007 data is shown as of the quarterly periods ended December 29, 2007 (Fourth Quarter), September 29, 2007 (Third Quarter), June 30, 2007 (Second Quarter) and March 31, 2007 (First Quarter).

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	When and where is the special meeting?

A:	The special meeting of stockholders of PepsiAmericas, Inc. (“PAS”) will take place on February 17, 2010, at 10:00 a.m., local time, at the offices of Briggs and Morgan, P.A., located at 80 South Eighth Street, Suite 2200, Minneapolis, Minnesota.

Q:	What is happening at the special meeting?

A:	At the special meeting, stockholders of PAS will be asked (1) to consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated as of August 3, 2009 (which, as amended from time to time, is referred to in this proxy statement/prospectus as the merger agreement), among PAS, PepsiCo, Inc. (“PepsiCo”) and Pepsi-Cola Metropolitan Bottling Company, Inc. (“Metro”), a wholly-owned subsidiary of PepsiCo, under which, at the effective time of the merger, each outstanding share of PAS common stock not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under the Delaware General Corporation Law, which is referred to in this proxy statement/prospectus as Delaware law, will be converted into the right to receive the merger consideration as described in this proxy statement/prospectus; and (2) to transact any other business that may properly come before the special meeting or any adjournments or postponements of that meeting.

Q:	What will happen in the merger?

A:	In the merger, PAS will be merged with and into Metro, a wholly owned subsidiary of PepsiCo. Metro will be the surviving corporation in the merger.

Q:	How does the merger relate to PepsiCo’s proposed acquisition of The Pepsi Bottling Group, Inc.?

A:	On August 3, 2009, PepsiCo, The Pepsi Bottling Group, Inc. (“PBG”) and Metro entered into an Agreement and Plan of Merger, which, as amended from time to time, is referred to in this proxy statement/prospectus as the PBG merger agreement, pursuant to which PBG will be merged with and into Metro, with Metro as the surviving corporation in the merger, which is referred to in this proxy statement/prospectus as the PBG merger. Concurrently with the filing of this proxy statement/prospectus, PepsiCo and PBG are filing a proxy statement/prospectus in connection with the PBG merger that will be mailed to stockholders of PBG. The PBG merger is a separate transaction; however, the satisfaction of specified conditions in the PBG merger agreement to the extent they relate to antitrust and competition laws, is a condition to the completion of the merger. Other than satisfaction of those conditions in the PBG merger agreement relating to antitrust and competition laws, which is a condition to the completion of the merger, the merger and the PBG merger are not cross-conditional, i.e., completion of the PBG merger is not a condition to completion of the merger, and vice versa.

Q:	What will I receive in the merger?

A:	As a result of the merger, each of your shares of PAS common stock will be converted into the right to receive either 0.5022 of a share of PepsiCo common stock, which is referred to in this proxy statement/prospectus as the exchange ratio, or, at your election, $28.50 in cash, without interest, which is referred to in this proxy statement/prospectus as the cash election price, in each case subject to the proration procedures described below and assuming that you do not properly exercise and perfect appraisal rights in respect of your shares.

Q:	Is it certain that I will receive the form of consideration I choose to receive?

A:

No. PepsiCo will pay $28.50 in cash, without interest, per share of PAS common stock for 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries and issue 0.5022 of a share of PepsiCo common stock per share of PAS common stock for the remaining 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, which is referred to in this proxy statement/prospectus as the 50% cash/50% stock allocation. If the total number of PAS shares for which a valid election to receive cash is made, which we refer to as cash election shares in this proxy statement/prospectus, is higher than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which a valid election to receive cash is made will be converted into the right to receive PepsiCo common stock in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. If the total number of shares of PAS common stock for which a valid election to receive cash is made is lower than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which no valid cash election is made will be converted into the right to receive cash in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. Additionally, the actual number of shares of PAS common stock as to which a valid election to receive cash has been made will reflect a reduction for the number of shares of PAS common stock with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Accordingly, there is no assurance that you will receive the form of consideration that you choose to receive with respect to all of the shares of PAS common stock you hold. The treatment of shares of PAS common stock owned by PepsiCo or any of its subsidiaries will not affect the 50% cash/50% stock allocation.

Illustrative Examples of Proration

For illustrative purposes only, the following examples describe the application of the proration provisions of the merger agreement in the case of an oversubscription of cash election shares and in the case of an undersubscription of cash election shares. Solely for the purposes of these examples, it is assumed that 10,000,000 shares of PAS common stock held by holders other than PepsiCo and its subsidiaries were outstanding at the time of the proration calculation, resulting in a cash election number of 5,000,000 (50% of 10,000,000). It is also assumed that there were no shares with respect to which appraisal rights had been properly exercised and perfected under Delaware law.

Example 1 (100% Cash Elections)

Assume that valid cash elections are received with respect to all 10,000,000 of the outstanding shares of PAS common stock. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of such outstanding shares of PAS common stock, 5,000,000 of the 10,000,000 cash election shares (or 50% of the cash election shares) would be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock instead of cash.

Further assume that Stockholder A holds 1,600 shares of PAS common stock. Stockholder A would receive cash for each of 800 (or 50%) of her shares of PAS common stock and 0.5022 shares of PepsiCo common stock for each of the remaining 800 (or 50%) of her shares of PAS common stock.

Example 2 (Oversubscription of Cash Election Shares)

Assume that valid cash elections are received with respect to 6,000,000 shares (60% of the outstanding shares) of PAS common stock. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of such outstanding shares of PAS common stock, 1,000,000 of the 6,000,000 cash election shares (or 16.66% of the cash election shares) would be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock instead of cash.

Application of proration:

•	Partial Cash Election. Assume that Stockholder A holds 1,600 shares of PAS common stock and makes a valid cash election with respect to 960 (or 60%) of her shares, leaving 640 shares as non-

electing shares. Pursuant to the proration procedure, 16.66% of her cash election shares (or 160 out of 960 shares) will be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock. All 640 of Stockholder A’s non-electing shares will be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock. Stockholder A would therefore receive cash for 800 (or 50%) of her shares of PAS common stock and 0.5022 shares of PepsiCo common stock for each of the remaining 800 of her shares of PAS common stock.

•

Complete Cash Election. Assume that Stockholder B holds 1,600 shares of PAS common stock and makes a valid cash election with respect to all 1,600 of her shares. Stockholder B would receive 0.5022 shares of PepsiCo common stock for each of 267 (or 16.66%) of her shares of PAS common stock and cash for the remaining 1,333 (or 83.34%) of her shares of PAS common stock.

•

No Election. Assume that Stockholder C holds 1,600 shares of PAS common stock and does not make a cash election for any of his shares, leaving all 1,600 of his shares as non-electing shares. All of Stockholder C’s shares will each be converted into the right to receive 0.5022 shares of PepsiCo common stock, and Stockholder C will not receive any cash.

Example 3 (Subscription of Cash Election Shares Equals 50%)

Assume that valid cash elections are received with respect to 5,000,000 (or 50%) of the outstanding shares of PAS common stock. Because the number of cash election shares is equal to 50% of the shares of such PAS common stock outstanding, no proration will be required and all cash election shares will be converted into the right to receive cash and all non-electing shares will be converted into the right to receive PepsiCo common stock, resulting in the 50% cash/50% stock allocation.

Example 4 (Undersubscription of Cash Election Shares)

Assume that valid cash elections are received with respect to 2,000,000 (or 20%) of the outstanding shares of PAS common stock. Because PepsiCo will pay cash for a number of shares equal to 50% of such outstanding shares of PAS common stock, 3,000,000 of the 8,000,000 non-electing shares (or 37.5% of the non-electing shares) will be converted into the right to receive cash.

Application of proration:

•

Partial Cash Election. Assume that Stockholder A holds 1,600 shares of PAS common stock and makes a valid cash election with respect to 800 (or 50%) of her shares, leaving 800 shares as non-electing shares. Pursuant to the proration procedure, Stockholder A will receive cash for those 800 shares as well as cash for 37.5% of her non-electing shares (or 300 out of 800 shares). Stockholder A will therefore receive cash for 1,100 (or 68.75%) of her shares of PAS common stock and 0.5022 shares of PepsiCo common stock for each of the remaining 500 of her shares of PAS common stock.

•

Complete Cash Election. Assume that Stockholder B holds 1,600 shares of PAS common stock and makes a valid cash election with respect to all 1,600 of her shares. Because cash elections are undersubscribed, all of Stockholder B’s shares will be converted into cash as elected.

•

No Election. Assume that Stockholder C holds 1,600 shares of PAS common stock and does not make a cash election for any of his shares, leaving all 1,600 shares as non-electing shares. Pursuant to the proration procedure, Stockholder C will receive cash for 600 (or 37.5%) of his 1,600 shares and 0.5022 shares of PepsiCo common stock for each of the remaining 1,000 of his shares of PAS common stock.

Example 5 (No Cash Elections)

Assume that no valid cash elections are received. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of the outstanding shares of PAS common stock, 5,000,000 of the 10,000,000 shares (or 50% of the shares) would be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock instead of cash.

Further assume that Stockholder A holds 1,600 shares of PAS common stock. Stockholder A would receive 0.5022 shares of PepsiCo common stock for each of 800 (or 50%) of her shares of PAS common stock and cash for the remaining 800 (or 50%) of her shares of PAS common stock.

Q:	How do I elect cash as the form of consideration I prefer to receive in the merger for some or all of my shares?

A:	An election form and letter of transmittal and instructions will be mailed no more than 40 business days and no fewer than 15 business days before the anticipated effective time of the merger to holders of record of PAS common stock as of two business days before the mailing date. An election to receive cash will only be effective if received from a record holder no later than 5:00 p.m. New York, NY time on the third business day prior to the effective time of the merger. PepsiCo will publicly announce the deadline for the receipt of election forms from holders of record of PAS stock as soon as practicable but in no event later than eight business days prior to the effective time of the merger. Record holders may also choose to complete the optional cash allocation addendum to the election form and letter of transmittal if you wish to elect to designate the priority in which your shares are to be exchanged for cash. If you do not wish to elect to receive cash, you should not complete the election form and letter of transmittal.

If you own shares of PAS common stock in “street name” through a broker or other financial institution and you wish to make an election to receive cash, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or financial institution sufficient time to cause the record holder of your shares to make an election as described above. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.

All elections are subject to the proration procedures described in the immediately preceding Question and Answer. If you do not make a valid election to receive cash, you will be deemed to have made an election to receive, and will receive, PepsiCo common stock for all of your shares of PAS common stock, subject to the proration procedures described above.

Questions regarding the election form should be directed to:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders, call toll-free: 1-877-717-3926

Banks and brokerage firms, call collect: 1-212-750-5833

Q:	How do I elect PepsiCo common stock as the form of consideration I prefer to receive in the merger?

A:	You do not need to elect to receive PepsiCo common stock. If you do not make a valid election to receive cash, you will be deemed to have made an election to receive, and will receive, shares of PepsiCo common stock for all of your shares of PAS common stock, subject to the proration procedures described above.

Q:	What will PepsiCo and its subsidiaries elect to do with the shares of PAS common stock that they own?

A:

PepsiCo and its subsidiaries may not make an election to receive cash. Each share of PAS common stock held by PepsiCo or Metro, or by PAS as treasury stock immediately prior to the effective time of the merger will be canceled, and no payment will be made with respect thereto. Each share of PAS common stock owned by any subsidiary of PepsiCo other than Metro immediately prior to the effective time of the merger will automatically be converted into the right to receive 0.5022 of a share of PepsiCo common stock.

Q.	What do I do if I want to revoke or change my election to receive cash after I have mailed my signed election form?

A:	If you hold shares in registered form, you may revoke your election to receive cash or change the amount of shares for which you elect to receive cash by sending a signed written notice to The Bank of New York Mellon, the exchange agent, identifying the shares of PAS common stock for which you are revoking your election or, if you are changing your election, by sending a properly completed revised election form. For a notice of revocation or change of an election to be effective, it must be received by the exchange agent prior to the election deadline. If you hold your shares in “street name,” you must follow your broker’s instructions for revoking an election.

Q:	What stockholder vote is necessary to approve the merger?

A:	Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of PAS common stock entitled to vote. In the event that PAS’ board of directors withdraws, modifies or qualifies its recommendation to PAS stockholders to vote for approval of the proposal to adopt the merger agreement in a manner adverse to PepsiCo or recommends to PAS stockholders an acquisition proposal made by a third party, in either case, in response to or as a result of an event, development, occurrence or change in circumstances or facts occurring or arising after the date of the merger agreement which did not exist or was not actually known, appreciated or understood by PAS’ board of directors as of the date of the merger agreement (which we refer to as an intervening event change of recommendation), then the affirmative vote of a majority of the outstanding shares of PAS common stock excluding any shares held by PepsiCo or any of its affiliates (including Metro), PAS’ directors and officers or Robert C. Pohlad or certain persons or entities affiliated with him, will also be required to approve the proposal to adopt the merger agreement.

PepsiCo has agreed under the merger agreement that it will vote or cause to be voted all shares of PAS common stock beneficially owned by it or any of its subsidiaries (including Metro) in favor of the proposal to adopt the merger agreement. As of the record date, PepsiCo or its subsidiaries (including Metro) beneficially owned 54,004,000 shares of PAS common stock, representing approximately 43.3% of the outstanding PAS common stock entitled to vote at the special meeting. PepsiCo has stated that it is unwilling to sell its shares of PAS common stock or vote its shares in favor of a transaction with a third party.

Unless PAS’ board of directors makes an intervening event change of recommendation, if Robert C. Pohlad votes or causes to be voted the shares of PAS common stock beneficially owned by him and certain persons and entities affiliated with him in favor of the proposal to adopt the merger agreement, then those votes, when combined with the agreement of PepsiCo to vote all shares of the common stock of PAS beneficially owned by it and its subsidiaries for approval of the proposal to adopt the merger agreement, would be sufficient to approve the proposal to adopt the merger agreement without the affirmative vote of any unaffiliated stockholders of PAS.

Q:	Does PAS’ board of directors recommend that stockholders approve the merger?

A:

Yes. PAS’ board of directors, after giving consideration to the unanimous recommendation of PAS’ transactions committee comprised entirely of independent directors, recommends that PAS’ stockholders vote “FOR” approval of the proposal to adopt the merger agreement. PAS’ transactions committee reached its recommendation following consultation with its legal and financial advisors and consideration of a number of other factors. See “Special Factors—Background of the Merger” and “Special Factors—Recommendation of the PAS Transactions Committee and PAS Board as to Fairness of the Merger.”

Q.	How do I change my vote after I have mailed my signed proxy card?

A:	You may change your vote at any time before your proxy is voted by revoking your proxy in any of the following ways:

•	sending the Corporate Secretary of PAS a written notice revoking the proxy prior to the date of the special meeting at the address provided elsewhere in this proxy statement/prospectus;

•	submitting, prior to the date of the special meeting, a duly executed proxy with a later date;

•	attending the special meeting and voting in person at the special meeting (your attendance at the special meeting will not, by itself, revoke your proxy; you must vote in person at the meeting); or

•	if you have instructed a broker, bank or other nominee to vote your shares, following the directions received from your broker, bank or other nominee.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If you do not provide your broker with instructions on how to vote your shares held in “street name,” your broker will not be permitted to vote your shares on the proposal to adopt the merger agreement. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against approval of the proposal to adopt the merger agreement.

Q:	Will I be allowed to vote shares allocated to my account in PAS’ 401(k) plan and elect the form of consideration I prefer to receive?

A:	Yes. If you are a current or former PAS employee with shares allocated to your accounts under the PAS Salaried 401(k) Plan or the PAS Hourly 401(k) Plan, you will receive information explaining the procedures by which you can instruct the trustee of the plan to vote the shares allocated to your account and how to submit an election on the form of consideration you prefer to receive for such shares. You also will receive information about a special election, which is made before the effective time of the merger, to reinvest the consideration you receive for such shares into one or more of the plan’s investment choices, including a fund that invests in PepsiCo common stock. If you do not give voting instructions in respect of the approval of the adoption of the merger agreement to the plan trustee by mailing your proxy card or voting by telephone or by the Internet, the trustee will not vote shares allocated to your accounts under the plans.

Q:	When do you expect to complete the merger?

A:	As of the date of this proxy statement, the merger is expected to be completed by the end of the first quarter of 2010. However, no assurance can be provided as to when or if the merger will occur. The required vote of PAS stockholders to adopt the merger agreement at the special meeting, as well as the necessary regulatory consents and approvals, must first be obtained and certain other conditions specified in the merger agreement must be satisfied or, to the extent permissible, waived.

Q:	Is completion of the merger subject to any conditions?

A:	Yes. In addition to approval of the proposal to adopt the merger agreement by at least a majority of the outstanding shares of PAS common stock entitled to vote, completion of the merger requires the receipt of the necessary regulatory consents and approvals, and the satisfaction or, to the extent permissible, waiver, of other conditions specified in the merger agreement. Completion of the merger is also subject to the satisfaction of specified conditions in the PBG merger agreement to the extent they relate to antitrust and competition laws but, other than satisfaction of these conditions, completion of the PAS merger is not conditioned on completion of the PBG merger.

Q:	Am I entitled to appraisal rights?

A:	Yes. Under Delaware law, record holders of PAS common stock who do not vote in favor of the proposal to adopt the merger agreement will be entitled to seek appraisal rights in connection with the merger, and if the merger is completed, obtain payment in cash equal to the fair value of their shares of PAS common stock as determined by the Court of Chancery of the State of Delaware, instead of the merger consideration. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in this proxy statement/prospectus. In addition, the text of the applicable provisions of Delaware law is included as Appendix C to this proxy statement/prospectus. Failure to strictly comply with these provisions will result in a loss of the right of appraisal.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information presented in this proxy statement/prospectus, you may vote by mail, by telephone, through the Internet or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope so that your shares are represented at the special meeting. If you are a record holder you will separately receive an election form and letter of transmittal and instructions that you can complete if you want to elect cash as the form of consideration that you receive and if you hold your PAS shares in “street name” through a broker or other financial institution and you wish to make an election to receive cash, you will receive or should seek instructions from the institution holding your shares concerning how to make your election. You may also choose to complete the optional cash allocation addendum to the election form and letter of transmittal if you wish to elect to designate the priority in which your shares are to be exchanged for cash.

Q:	When should I send in my stock certificates?

A:	If you make a cash election, you must send the stock certificates representing the shares of PAS common stock with respect to which you have made a cash election only with your completed election form and letter of transmittal. Do not send in your stock certificates until you have received and completed an election form and letter of transmittal. If you do not make a cash election with respect to all of your shares, you will receive a letter of transmittal from the exchange agent promptly after the completion of the merger with instructions for sending in your stock certificates.

Q:	What if I cannot locate my stock certificates?

A:	If a certificate for PAS common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification. The posting of a bond in a reasonable amount may also be required.

Q:	Who can I call with questions about the special meeting or the merger?

A:	You may contact PAS’ proxy solicitor, Innisfree M&A Incorporated, at 1-877-717-3926 (banks and brokerage firms call collect 1-212-750-5833).

SPECIAL FACTORS

General

This document is being provided to holders of PAS common stock in connection with the solicitation of proxies by PAS’ board of directors to be voted at the special meeting, and at any adjournments or postponements of such meeting. At the special meeting, PAS will ask its stockholders to vote upon a proposal to adopt the Agreement and Plan of Merger dated as of August 3, 2009, as amended from time to time, among PepsiCo, PAS and Metro, and any other matters that are properly brought before the meeting.

The merger agreement provides for the merger of PAS with and into Metro, with Metro continuing as the surviving corporation. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger. For additional information about the merger, see “The Merger Agreement—Structure of the Merger” beginning on page 108 of this proxy statement/prospectus.

The PBG Merger

Concurrently with the entry into the merger agreement, PepsiCo, PBG and Metro entered into the PBG merger agreement, pursuant to which PBG will be merged with and into Metro, with Metro as the surviving corporation in the PBG merger. Concurrently with the filing of this proxy statement/prospectus, PepsiCo and PBG are filing a proxy statement/prospectus in connection with the PBG merger that will be mailed to stockholders of PBG. The PBG merger is a separate transaction, however, the satisfaction of specified conditions in the PBG merger agreement to the extent they relate to antitrust and competition laws, is a condition to the completion of the merger. See “The PBG Merger” beginning on page 127 of this proxy statement/prospectus. The merger is not conditioned on the completion of the PBG merger, however the satisfaction of specified conditions in the PBG merger agreement to the extent such conditions relate to antitrust and competition laws is a condition to the completion of the merger.

Background of the Merger

As part of the continuous monitoring and evaluation of its business performance and planning, PepsiCo, among other things, regularly monitors competitors’ activities, considers its own business lines, and evaluates potential strategic options and transactions, including with respect to its relationships with its bottlers. In connection with this monitoring and evaluation, since the initial public offering of PBG in 1999 and the merger of the former PepsiAmericas, Inc. with Whitman Corporation in 2000, PepsiCo has considered, from time to time, numerous strategic options and transactions with respect to its relationships with PBG and PAS.

In May 1999, PepsiCo combined certain of its bottling operations with Whitman Corporation, retaining a non-controlling ownership interest of approximately 38%. In October 1999, PepsiCo formed a business venture with Pohlad Companies, through which PepsiCo retained a non-controlling ownership interest of approximately 24% in the former PepsiAmericas, Inc. In November 2000, the former PepsiAmericas, Inc. merged with Whitman Corporation. After that merger, PepsiCo owned approximately 37% of the combined bottler which then changed its named to PAS. As of the date of this proxy statement/prospectus, PepsiCo and its subsidiaries (including Metro) own approximately 43.3% of the outstanding common stock of PAS.

After PBG’s initial public offering in 1999, PepsiCo retained a non-controlling equity interest in PBG representing approximately 35.4% of the shares of common stock of PBG and 100% of shares of the Class B common stock. As of the date of this proxy statement/prospectus, PepsiCo and its subsidiaries collectively own approximately 32.2% of the outstanding shares of common stock of PBG and 100% of the shares of Class B common stock of PBG, representing approximately 39.2% of the combined voting power of the outstanding shares of common stock and Class B common stock of PBG. PepsiCo also owns approximately 6.6% of the outstanding shares of Bottling Group, LLC, PBG’s principal operating subsidiary.

PAS and PBG are party to several commercial agreements with PepsiCo, under which, among other things, PAS and PBG are granted the exclusive right to manufacture, sell and distribute beverage products of PepsiCo in authorized containers and to use the related trade names and trademarks in specified territories. For additional information concerning the Master Bottling Agreement, see “Related Party Transactions” beginning on page 166 of this proxy statement/prospectus. In addition, John C. Compton and Cynthia M. Trudell, PepsiCo employees, are members of the board of directors of PBG.

Based on its continuous monitoring and evaluation of its business performance and planning, PepsiCo concluded that the changing dynamics of the North American liquid refreshment beverage business required a more flexible, efficient and competitive system that would enhance performance and drive growth across the full range of PepsiCo beverage brands. The changing dynamics of the North American liquid refreshment beverage business include the emergence of new competitors, increasing consolidation of retail customers, the emergence of non-carbonated drinks, which have different economics and different distribution systems than carbonated soft drinks, and an increase in product diversification as health and wellness offerings become a larger part of the beverage portfolio. As a result, PepsiCo began to consider various strategic options and transactions, including, among other things, possible business combinations, resetting the terms and conditions of PepsiCo’s relationship with either or both of PAS and PBG and purchasing some or all of the shares that it did not already own of either or both of PAS and PBG. In certain cases, PepsiCo’s internal deliberations on these matters led to preliminary discussions with and among senior management of PAS and PBG and their respective representatives, including discussions between senior management of PepsiCo and PBG in March 2009 regarding the potential synergy opportunities and other benefits of transforming the Pepsi bottling system, although none subsequently led to an agreement.

On November 20, 2008, Indra K. Nooyi, PepsiCo’s Chairman and Chief Executive Officer, met with representatives of Centerview Partners and BofA Merrill Lynch to discuss the merits of various strategic options for PepsiCo, including the potential acquisitions of PAS and PBG. Shortly after the meeting, PepsiCo began considering the merits of the potential acquisitions of PAS and PBG. On or about November 23, 2008, Ms. Nooyi requested that the Centerview Partners and BofA Merrill Lynch representatives further evaluate the potential acquisitions.

During the period from November 20, 2008 to January 9, 2009, senior executives of PepsiCo participated in several meetings and teleconferences with representatives of Centerview Partners, BofA Merrill Lynch and Davis Polk & Wardwell LLP, legal advisor to PepsiCo, which is referred to in this proxy statement/prospectus as Davis Polk, to discuss PepsiCo’s strategic options, including the potential acquisitions of PAS and PBG. In particular, senior officers of PepsiCo met with representatives of Centerview Partners, BofA Merrill Lynch and Davis Polk on December 6, 2008 to discuss tactical, strategic and logistical issues associated with the potential acquisitions by PepsiCo of PAS and PBG. From December 12, 2008 through January 3, 2009, representatives of PepsiCo and its legal and financial advisors held periodic meetings in person and via teleconference to discuss the potential acquisitions by PepsiCo of PAS and PBG. During this period, PepsiCo senior management began to believe that the potential acquisitions of PAS and PBG were superior to certain of its other strategic options with respect to PepsiCo’s bottling system. In particular, PepsiCo senior management thought that the potential acquisitions were less complicated and a more robust way to address the changing dynamics of the North American liquid refreshment beverage business than its other strategic options with respect to PAS and PBG, including resetting the terms and conditions of PepsiCo’s relationships with PAS and PBG.

On December 22, 2008 and December 23, 2008, certain members of PepsiCo’s board of directors, together with representatives of PepsiCo’s financial and legal advisors, met to discuss, among other things, the potential acquisitions of PAS and PBG. On January 2, 2009 and January 3, 2009, representatives of PepsiCo and its legal and financial advisors participated in various meetings and teleconferences relating to the potential acquisitions of PAS and PBG in preparation for a PepsiCo board of directors meeting scheduled for January 4, 2009.

At a meeting of PepsiCo’s board of directors on January 4, 2009, the PepsiCo board of directors, among other things, received presentations from PepsiCo’s senior executives and representatives of Centerview Partners and BofA Merrill Lynch regarding the potential acquisitions of PAS and PBG. At this meeting, PepsiCo’s senior management summarized for the board the future importance of the North American Bottling business to PepsiCo, the limited benefits of the existing franchise model, and management’s view that three strategic options were available to PepsiCo: an acquisition of PAS and PBG, a merger between PAS and PBG or a restructuring of PepsiCo’s relationship with PAS and PBG. Management then recommended pursuing an acquisition of PAS and PBG because it would produce a leaner, simpler, more flexible enterprise and improve PepsiCo’s operating and strategic effectiveness. Management further identified an estimated $150 million in synergies and possibly an additional $50 to $150 million in other potential synergies that could result from the acquisitions. Representatives of Centerview Partners and BofA Merrill Lynch then presented a preliminary financial analysis of an acquisition of PAS and PBG. See “—Opinion of PepsiCo’s Financial Advisors—Preliminary Financial Analyses” beginning on page 81 of this proxy statement/prospectus. Management recommended that PepsiCo pursue acquiring both PBG and PAS at the same premium (although no specific price was proposed), payable 50% in cash and 50% in stock based upon a fixed exchange ratio, although management stressed that PepsiCo would need to retain flexibility on each of these points and could end up with differing premiums, an all cash or all stock deal or a fixed price exchange ratio (subject to a collar). Management recommended that the two transactions be conditioned upon each other and that each acquisition be subject to approval by a special committee of the target’s board. Management stressed that PepsiCo should communicate that under no circumstances would PepsiCo be willing to entertain a sale of or otherwise dispose of PepsiCo’s stake in PAS or PBG or vote its shares in favor of another transaction. Following a discussion, the PepsiCo board instructed management to continue to evaluate the potential acquisitions. Representatives of PepsiCo and its financial and legal advisors met on January 6, 2009 to discuss PepsiCo’s strategic options, but on or about January 9, 2009 management determined instead to focus its attention on its business and strategic matters unrelated to an acquisition of PAS and PBG. PepsiCo and its advisors did not meet again after that meeting to discuss the potential acquisitions of PBG and PAS until March 2009.

On or around March 18, 2009, as part of its monitoring and evaluation of its business performance and planning, PepsiCo’s management determined to reconsider the potential acquisitions of PAS and PBG. On March 20, 2009, PepsiCo’s board of directors held a meeting at which the independent directors of PepsiCo’s board of directors met with Ms. Nooyi and discussed, among other things, PepsiCo’s recent evaluation of its business performance and planning. During this discussion, Ms. Nooyi and the independent directors determined that PepsiCo should resume its consideration of the potential acquisitions of PAS and PBG.

From April 1, 2009 through April 19, 2009, senior executives of PepsiCo periodically met with representatives of Centerview Partners, BofA Merrill Lynch and Davis Polk to discuss the potential acquisitions of PAS and PBG. On April 10, 2009, certain members of the PepsiCo board of directors, senior management of PepsiCo and representatives of PepsiCo’s financial and legal advisors held a strategy session to discuss the potential acquisitions of PAS and PBG. From April 14, 2009 through April 19, 2009, representatives of PepsiCo and its financial and legal advisors held several meetings to discuss the potential acquisitions of PAS and PBG. These discussions included review of draft letters to the PAS board and the PBG board and various communications materials.

On the morning of April 19, 2009, the PepsiCo board of directors met and, among other things, received presentations from PepsiCo’s senior executives and representatives of Centerview Partners and BofA Merrill Lynch regarding the potential acquisitions. At this meeting, PepsiCo management summarized for the board the future importance of the North American Bottling business to PepsiCo, the significant changes in the North American beverage markets that were placing pressure on PepsiCo’s North American beverage business and limiting system profit growth, the limited benefits of the existing franchise model and significant costs of system misalignment and management’s view that an acquisition of PAS and PBG was the recommended way to address these issues instead of a merger between PAS and PBG or a restructuring of PepsiCo’s relationship with PAS and PBG because an acquisition of PAS and PBG would produce a leaner, simpler, more flexible enterprise. Management explained that integration with PAS and PBG would improve operating and strategic effectiveness, improve competitiveness and provide strategic flexibility, and identified more than $200 million in potentially available deal synergies. Management then discussed with the PepsiCo board the risks and operational and organizational challenges that would be present in the transactions and outlined an approach to achieve a smooth integration of the businesses. PepsiCo’s board of directors and management and PepsiCo’s financial advisors also discussed the impact of the proposed transactions on PepsiCo’s earnings per share, earnings per share growth, earnings before interest and taxes growth and top-line revenue growth, as well as the impact of the proposed transactions on the business mix and margins of PepsiCo’s business and the impact to PepsiCo’s return on invested capital, internal rate of return and leverage. PepsiCo’s board of directors and management and PepsiCo’s financial advisors also discussed the pro forma impact of the potential synergies identified by PepsiCo management. Management then described to the board recommended transaction terms, including that PepsiCo acquire both PBG and PAS at the same premium, payable 50% in cash and 50% in stock based upon a fixed exchange ratio, although management stressed that PepsiCo would need to retain flexibility on each of these points and could end up with differing premiums, an all cash transaction or a transaction with a cash election mechanism, or a fixed price exchange ratio (subject to a collar). Management recommended that the two transactions be conditioned upon each other and that each acquisition be subject to approval by a special committee of the target’s board. Management stressed that PepsiCo should clearly communicate that under no circumstances would PepsiCo be willing to entertain a sale of or otherwise dispose of PepsiCo’s stake in PAS or PBG or vote its shares in favor of another transaction. Following discussion, the PepsiCo board of directors authorized PepsiCo’s management to make a proposal to acquire the outstanding shares of PAS that it did not already own for $11.64 in cash and 0.223 shares of PepsiCo common stock per PAS share and to make a proposal to acquire the outstanding shares of PBG that it did not already own for $14.75 in cash and 0.283 shares of PepsiCo common stock per PBG share.

Later on April 19, 2009, Ms. Nooyi separately called Mr. Eric J. Foss, Chairman and Chief Executive Officer of PBG, and Mr. Robert C. Pohlad, Chairman and Chief Executive Officer of PAS, to inform them that PepsiCo intended to make the proposals that were approved by the PepsiCo board of directors.

Shortly thereafter, PepsiCo delivered the following letter to PAS’ board of directors:

April 19, 2009

Board of Directors

PepsiAmericas, Inc.

4000 RBC Plaza

60 South Sixth Street

Minneapolis, Minnesota 55402

Attention: Robert C. Pohlad, Chairman and Chief Executive Officer

Gentlemen and Ladies:

I am pleased to write on behalf of the Board of Directors of PepsiCo, Inc. to propose a business combination of PepsiCo and PepsiAmericas.

We propose to acquire all of the outstanding shares of PepsiAmericas common stock not already owned by us at a value of $23.27 per share. Based on current market prices, our proposal represents a 17.1 percent premium over the closing price of the shares of PepsiAmericas on April 17, 2009 and a 33.4 percent premium over the 30 day average closing price of PepsiAmericas. At closing, each share of PepsiAmericas common stock would be converted into $11.64 in cash plus 0.223 shares of PepsiCo common stock, which has a value of $11.63 based on the closing price of PepsiCo common stock of $52.13 on April 17, 2009.

PepsiCo is considering a combination from a strong position financially with continuing solid business fundamentals. We have a strong portfolio, a global footprint, a leadership position in growing categories and an organization committed to excellence across a range of strategic, operational and financial metrics. Our offer includes stock consideration because we believe PepsiAmericas’ shareholders will benefit from PepsiCo’s long-term equity performance.

PepsiCo has a long history of delivery of industry-leading operating performance. As you know, we have made the transformation of our North American beverage business a top priority. We are excited about the transformation already underway, building on our existing portfolio of distinguished brands through innovation in product, packaging and marketing - while improving our cost structure. The good relationship with PepsiAmericas has been essential to this overall effort, and we appreciate both the constructive dialogue and the alignment we have reached on our executional plans.

We believe that a combination with PepsiAmericas would help PepsiCo continue this record of strong performance:

•	Build upon organizational agility to manage a portfolio of brands for growth against a backdrop of changing Liquid Refreshment Beverages dynamics;

•	Provide flexibility across go-to-market systems to optimize revenue, productivity and costs by channel and customer;

•	Facilitate rapid decision-making and speed-to-market; and

•

Create a winning operating culture across the entire system. PepsiCo and PepsiAmericas both share a common heritage and value system, and we believe a combination will build upon our recent successes to accelerate the transformation of our beverages business.

For these reasons, the combined beverage business would enhance our “Power of One” vision and contribute to a simplified, streamlined and agile beverage system. We at PepsiCo have a tremendous amount of respect for PepsiAmericas, its superb operating abilities, and its dedicated employees. PepsiAmericas has built a very strong business over the last decade and is an important partner to PepsiCo.

We have also sent the Board of Directors of The Pepsi Bottling Group, Inc. an offer letter. Our willingness to proceed with this proposal is conditioned on the negotiation of definitive documentation with respect to the proposal in that letter (and the ultimate consummation of that transaction), and our willingness to proceed with the proposal in that letter is similarly conditioned on the negotiation of definitive documentation with respect to this proposal (and the ultimate consummation of this transaction).

For the avoidance of doubt, while PepsiCo is interested in this proposed transaction, as a shareholder of PepsiAmericas, we would not sell or otherwise dispose of our PepsiAmericas shares in, or vote our PepsiAmericas shares in favor of, another transaction.

Our proposal is also subject to the negotiation of a definitive merger agreement and satisfaction of the conditions set forth therein, and our having the opportunity to conduct certain limited and confirmatory due diligence. In addition, because a portion of the aggregate merger consideration would consist of PepsiCo common stock, we would provide PepsiAmericas the opportunity to conduct appropriate limited due diligence with respect to PepsiCo. We are preparing a draft merger agreement that we will provide to you shortly. Our familiarity with PepsiAmericas will enable us to finalize the merger agreement in an expedited manner.

We expect that PepsiAmericas will establish a special committee of directors independent from us (or rely upon the Affiliated Transactions Committee) to consider our proposal on behalf of its shareholders and to recommend to its Board of Directors whether to approve the proposal, with legal and financial advisors to assist in its review. We would welcome the opportunity to present our proposal to the special committee as soon as possible. Our proposal is conditioned upon the approval of a majority of the directors of PepsiAmericas that are independent from us.

Because we wish to be sure that our respective shareholders are fully informed about the proposal we are making, our intention is to publicly release the text of this letter before the market opens tomorrow morning. We will also amend our Schedule 13D filing with respect to shares of PepsiAmericas.

For the avoidance of doubt, the offer in this letter is an expression of intent only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to PepsiAmerica’s non-PepsiCo shareholders. Should you have any questions, please contact us.

Very truly yours,

Indra K. Nooyi

At the same time, PepsiCo delivered the following letter to PBG’s board of directors:

April 19, 2009

Board of Directors

The Pepsi Bottling Group, Inc.

One Pepsi Way

Somers, New York 10589

Attention: Eric J. Foss, Chairman and Chief Executive Officer

Gentlemen and Ladies:

I am pleased to write on behalf of the Board of Directors of PepsiCo, Inc. to propose a business combination of PepsiCo and The Pepsi Bottling Group (PBG).

We propose to acquire all of the outstanding shares of PBG common stock not already owned by us at a value of $29.50 per share. Based on current market prices, our proposal represents a 17.1 percent premium over the closing price of the shares of PBG on April 17, 2009 and a 36.0 percent premium over the 30 day average closing price of PBG. At closing, each share of PBG common stock would be converted into $14.75 in cash plus 0.283 shares of PepsiCo common stock, which has a value of $14.75 based on the closing price of PepsiCo common stock of $52.13 on April 17, 2009.

PepsiCo is considering a combination from a strong position financially with continuing solid business fundamentals. We have a strong portfolio, a global footprint, a leadership position in growing categories and an organization committed to excellence across a range of strategic, operational and financial metrics. Our offer includes stock consideration because we believe PBG’s shareholders will benefit from PepsiCo’s long-term equity performance.

PepsiCo has a long history of delivery of industry-leading operating performance. As you know, we have made the transformation of our North American beverage business a top priority. We are excited about the transformation already underway, building on our existing portfolio of distinguished brands through innovation in product, packaging and marketing—while improving our cost structure. The good relationship with PBG has been essential to this overall effort, and we appreciate both the constructive dialogue and the alignment we have reached on our executional plans.

We believe that a combination with PBG would help PepsiCo continue this record of strong performance:

•	Build upon organizational agility to manage a portfolio of brands for growth against a backdrop of changing Liquid Refreshment Beverage dynamics;

•	Provide flexibility across go-to-market systems to optimize revenue, productivity and costs by channel and customer;

•	Facilitate rapid decision-making and speed-to-market; and

•

Create a winning operating culture across the entire system. PepsiCo and PBG both share a common heritage and value system, and we believe a combination will build upon our recent successes to accelerate the transformation of our beverages business.

For these reasons, the combined beverage business would enhance our “Power of One” vision and contribute to a simplified, streamlined and agile beverage system. We at PepsiCo have a tremendous amount of respect for PBG, its superb operating abilities, and its dedicated employees. PBG has built a very strong business over the last decade and is an important partner to PepsiCo.

We have also sent the Board of Directors of PepsiAmericas, Inc. an offer letter. Our willingness to proceed with this proposal is conditioned on the negotiation of definitive documentation with respect to the proposal in that letter (and the ultimate consummation of that transaction), and our willingness to proceed with the proposal in that letter is similarly conditioned on the negotiation of definitive documentation with respect to this proposal (and the ultimate consummation of this transaction).

For the avoidance of doubt, while PepsiCo is interested in this proposed transaction, as a shareholder of PBG, we would not sell or otherwise dispose of our PBG shares in, or vote our PBG shares in favor of, another transaction.

Our proposal is also subject to the negotiation of a definitive merger agreement and satisfaction of the conditions set forth therein, and our having the opportunity to conduct certain limited and confirmatory due diligence. In addition, because a portion of the aggregate merger consideration would consist of PepsiCo common stock, we would provide PBG the opportunity to conduct appropriate limited due diligence with respect to PepsiCo. We are preparing a draft merger agreement that we will provide to you shortly. Our familiarity with PBG will enable us to finalize the merger agreement in an expedited manner.

We expect that PBG will establish a special committee of directors independent from us (or rely upon the Affiliated Transactions Committee) to consider our proposal on behalf of its shareholders and to recommend to its Board of Directors whether to approve the proposal, with legal and financial advisors to assist in its review. We would welcome the opportunity to present our proposal to the special committee as soon as possible.

Because we wish to be sure that our respective shareholders are fully informed about the proposal we are making, our intention is to publicly release the text of this letter before the market opens tomorrow morning.

For the avoidance of doubt, the offer in this letter is an expression of intent only, and shall not create any legally binding obligations. No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

Our entire team looks forward to working with the special committee and its legal and financial advisors to complete a transaction that is attractive to PBG’s non-PepsiCo shareholders. Should you have any questions, please contact us.

Very truly yours,

Indra K. Nooyi

Prior to the opening of the trading market in New York on April 20, 2009, PepsiCo issued a press release announcing the proposals reflected in the letters to PAS and PBG. The press release noted that both proposals were subject to the completion of definitive merger agreements and limited confirmatory due diligence and that each of the proposals was cross-conditioned upon the successful completion of the other transaction. In addition, PepsiCo indicated that it expected that PAS and PBG would each rely upon a committee of independent directors to review the proposals. PepsiCo also filed an amendment to its Schedule 13D filing with the SEC disclosing its April 19 proposal to acquire PAS.

On that same day, the board of directors of PAS held a special meeting to discuss the PepsiCo proposal. At this special meeting, the board of directors of PAS engaged Goldman Sachs as its financial advisor. PAS’ board of directors discussed the PepsiCo proposal with representatives from Goldman Sachs and Briggs and Morgan, P.A., legal advisor to PAS, which is referred to in this proxy statement/prospectus as Briggs and Morgan, and a representative of Briggs and Morgan reviewed with PAS’ board of directors the fiduciary obligations of the directors under applicable law and the terms of the PAS Shareholder Agreement. Following this discussion, PAS’ board of directors determined to issue a press release stating that it had received a non-binding proposal from PepsiCo and that PAS’ board of directors would review the proposal carefully and determine the appropriate response in due course. Later that day, PAS issued such release.

Also on April 20, 2009, PBG issued a press release stating that it had received a non-binding proposal from PepsiCo and that its board of directors would review the proposal carefully and respond in due course.

On April 22, 2009, PBG announced that it had formed a special committee consisting of independent directors to review the proposal made by PepsiCo to acquire PBG.

On April 23, 2009, PAS’ board of directors held a special meeting to discuss the PepsiCo proposal with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell LLP, which is referred to in this proxy statement/prospectus as Sullivan & Cromwell. At this meeting, PAS’ board of directors established the transactions committee of PAS’ board of directors comprised of the following eight independent directors as defined by the PAS Shareholder Agreement: Herbert M. Baum, Richard G. Cline, Michael J. Corliss, Pierre S. du Pont, Archie R. Dykes, Jarobin Gilbert, Jr., James R. Kackley and Deborah E. Powell. Dr. Dykes was appointed as chairman of PAS’ transactions committee. PAS’ board of directors delegated full power and authority to PAS’ transactions committee to review, evaluate, as appropriate, negotiate, and decide whether or not to recommend a transaction with PepsiCo or any alternative thereto to PAS’ board of directors and resolved that PAS’ board of directors could not approve a transaction with PepsiCo or any alternative thereto without receiving the favorable recommendation of PAS’ transactions committee. On that same day, following its establishment by PAS’ board of directors, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell and engaged Goldman Sachs as financial advisor and Sullivan & Cromwell as legal counsel, in each case, for PAS’ transactions committee. At this meeting, PAS’ transactions committee discussed the desirability of having Mr. Matthew M. McKenna, a PAS director, and Mr. Pohlad attend non-executive sessions of future meetings of the transactions committee given their knowledge of the bottling industry and business, prior history with PAS and PepsiCo and their knowledge and relationships with PepsiCo personnel. Also at this meeting, a representative of Sullivan & Cromwell reviewed with PAS’ transactions committee the fiduciary obligations of the directors under applicable law and the terms of the PAS Shareholder Agreement.

On April 24, PAS announced that it had formed PAS’ transactions committee to review the proposal made by PepsiCo to acquire PAS and that Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell had been retained as advisors. PBG later disclosed that it had retained Morgan Stanley, as its financial advisor, and Cravath, Swaine & Moore LLP, which is referred to in this proxy statement/prospectus as Cravath, as its legal advisor.

PAS’ transactions committee was delegated the full power and authority of PAS’ board to (i) explore available strategic and financial alternatives for PAS that would serve to enhance PAS stockholder value, including the proposal from PepsiCo to acquire PAS (such alternatives, the “Alternatives”); (ii) review, evaluate and, as appropriate, negotiate the terms and conditions of any Alternatives; (iii) determine whether any Alternative is advisable, fair to, and in the best interests of, PAS and its stockholders (other than PepsiCo); (iv) report to PAS’ board and recommend to PAS’ board what action, if any, should be taken by PAS with respect to any Alternative; (v) reject any Alternative; and (vi) require approval of an Alternative by a vote of stockholders of PAS which may be greater than or in addition to any vote required by law. In connection with the formation of PAS’ transactions committee, PAS’ board agreed that it would not recommend any Alternative for PAS’ stockholder approval without a prior favorable recommendation of any such Alternative by PAS’ transactions committee. PAS’ transactions committee was authorized and empowered to retain financial, legal, and such other professional advisors, consultants and agents as PAS’ transactions committee deemed necessary or appropriate to assist it in carrying out its responsibilities. PAS’ board, following the recommendation of its management resources and compensation committee, approved fee arrangements to compensate PAS’ non-employee directors for their services in connection with consideration and negotiation of the potential transaction. In particular, PAS’ board, following the recommendation of its management resources and compensation committee, approved the members of PAS’ transactions committee receiving compensation consistent with service on the other committees of PAS’ board of directors; namely, the chairperson will receive a $15,000 retainer, the other committee members will receive a $5,000 retainer, and all committee members receive a fee of $1,000 per meeting. In addition, PAS’ board, following the recommendation of its management resources and compensation committee, approved a one-time payment of $20,000 to each non-employee director in recognition of the substantial time and attention expended to deliberate and consider the potential transaction.

Shortly after the announcement of the proposals, several putative stockholder class action lawsuits were filed against various combinations of PepsiCo, PAS, PBG and/or the individual members of the boards of directors of PAS and PBG challenging the proposals and the proposed acquisitions in the Court of Chancery of the State of Delaware, the District Court of the State of Minnesota and the Supreme Court of the State of New York, Counties of Westchester and New York. Ultimately, a total of fourteen putative stockholder class action complaints were filed challenging the proposals and the proposed acquisitions. See “—Certain Litigation Matters” beginning on page 90 of this proxy statement/prospectus.

On April 28, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell and received a financial presentation from representatives of Goldman Sachs regarding the PepsiCo proposal. This presentation by Goldman Sachs contained financial analyses that are substantially similar to those summarized under “Opinion of PAS’ Financial Advisor” on pages 61 through 69 except that these analyses were based on data available as of April 2009. This presentation did not include a summary of the financial analyses that used illustrative ranges of variables to arrive at an illustrative value range for each analysis.

PAS’ transactions committee held one update meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell following its April 28 meeting and prior to May 3. On May 3, 2009, PAS’ transactions committee held a meeting with members of the transactions committee only and representatives from Goldman Sachs and Sullivan & Cromwell to discuss the PepsiCo proposal. At this meeting, PAS’ transactions committee determined that Mr. McKenna and Mr. Pohlad should be invited to join most meetings of the transactions committee for the updating and information gathering portions thereof and to hear their points of view, following which the transactions committee would meet in executive session to the extent that the meeting involved more than an information update or if so desired by any member of the transactions committee.

On May 4, 2009, PBG issued a press release announcing that its board of directors had rejected PepsiCo’s proposal to acquire PBG as grossly inadequate based on the unanimous recommendation of PBG’s special committee. In addition to rejecting PepsiCo’s proposal to acquire PBG and in response thereto, on May 4, 2009 PBG’s board of directors also announced that it had adopted a stockholder rights plan and declared a dividend of one right for each share of PBG’s common stock outstanding as of the close of business on May 14, 2009, approved retention agreements for certain key employees and amended PBG’s bylaws to include notice and informational requirements for stockholder proposals and stockholder action by written consent.

On May 6, 2009, at a regularly scheduled meeting of the board of directors of PepsiCo, PepsiCo senior management, together with Centerview Partners, BofA Merrill Lynch and Davis Polk, updated the PepsiCo directors as to the status of the proposals to acquire PBG and PAS, including that PBG’s board of directors had rejected PepsiCo’s proposal to acquire PBG and adopted the measures described in the preceding paragraph.

Also on May 6, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell to discuss the PepsiCo proposal. At this meeting, PAS’ transactions committee recommended that PAS’ board of directors determine that the PepsiCo proposal was unacceptable and not in the best interests of PAS stockholders. Later that day, the governance, finance and nominating committee of PAS’ board of directors, which is referred to in this proxy statement/prospectus as the governance committee, met and recommended that PAS’ board of directors amend PAS’ existing stockholder rights plan to extend the expiration date of the plan from May 20, 2009 to May 20, 2010. Also, later on May 6, 2009, based upon the recommendations of PAS’ transactions and governance committees, PAS’ board of directors unanimously determined that PepsiCo’s proposal to acquire PAS was not acceptable and was not in the best interests of PAS stockholders and amended PAS’ existing stockholder rights plan to extend the expiration date of the plan from May 20, 2009 to May 20, 2010. On May 7, PAS issued a press release announcing the determination of its board of directors with respect to the PepsiCo proposal, based on the recommendation of PAS’ transactions committee, and the amendment of PAS’ stockholder rights plan. The press release also stated PAS’ belief that the proposal significantly undervalued the strategic benefits of system consolidation, did not reflect the value of PAS’ strengths and stand-alone strategies, as evidenced by PAS’ strong first quarter results, and substantially undervalued the synergies that could be obtained in the proposed transaction.

Also on May 7, 2009, in response to the announcements of PAS rejecting PepsiCo’s proposal to acquire PAS and PBG rejecting PepsiCo’s proposal to acquire PBG, PepsiCo issued a press release reiterating its belief that it had made full and fair offers for both companies that were in the best interests of PAS, PBG and their respective stockholders and represented a premium of 17.1% over the closing price of the common stock of PAS and PBG on April 17, 2009. The release also reported that, compared with the 30-day average closing prices, the offers represented a premium of 33.4% for PAS and 36% for PBG.

On May 11, 2009, PepsiCo, along with Mr. Compton and Ms. Trudell (PepsiCo employees who are also members of PBG’s board of directors), filed a complaint against PBG and the members of PBG’s board of directors (other than Mr. Compton and Ms. Trudell) in the Court of Chancery of the State of Delaware. The complaint alleged that PBG’s board of directors had held a board meeting without providing notice to Mr. Compton and Ms. Trudell, that the defensive measures taken at that meeting and announced on May 4, 2009 were void and that the stockholder rights plan adopted at the meeting was procedurally and substantively infirm.

On May 13, 2009, Ms. Nooyi sent a letter to PBG’s board of directors reiterating PepsiCo’s belief that the retention agreements announced on May 4, 2009 were improperly adopted and void.

On May 22, 2009, PBG disclosed that it had held a fully noticed meeting of its board of directors, terminated its existing rights agreement and entered into a stockholder rights plan with terms substantially identical to the stockholder rights plan entered into on May 4, 2009, and amended PBG’s bylaws in a form substantially identical to the amendments made on May 4, 2009. In addition, PBG disclosed that each of PBG’s executive officers who had entered into retention agreements on May 4, 2009 voluntarily terminated his existing retention agreement and entered into a new retention agreement with PBG on substantially identical terms.

PAS’ transactions committee held two update meetings with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell following its May 6 meeting and prior to May 18. On May 18, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell to discuss the PepsiCo proposal and received a financial presentation from representatives of Goldman Sachs regarding the PepsiCo proposal. This presentation by Goldman Sachs contained financial analyses that are similar to those summarized under “Opinion of PAS’ Financial Advisor” on pages 61 through 69, except that these analyses were based on data available as of May 2009. This presentation included a summary of the financial analyses that applied: an illustrative range of multiples of 6.0x to 7.0x LTM EBITDA to calculate an illustrative range of implied values of $14 to $19 per share of PAS common stock for the Selected Companies analysis; an illustrative range of multiples of 7.0x to 9.0x LTM EBITDA to calculate an illustrative range of implied values of $19 to $30 per share of PAS common stock for the Selected Precedents analysis; an illustrative range of 15% to 40% premiums to calculate an illustrative range of values of $23 to $28 per share of PAS common stock for the Selected Transactions analysis; an illustrative range of multiples of 9x to 15x future earnings to calculate an illustrative range of values of $18 to $31 per share of PAS common stock for the Illustrative Present Value of Future Share Price of PAS analysis; and a discount rate of 7.0% to 8.0% and 1.0% to 2.0% perpetuity growth rate to calculate an illustrative range of values of $22 to $35 per share of PAS common stock for the Illustrative Discounted Cash Flow analysis. At this meeting, PAS’ transactions committee authorized Dr. Dykes and Mr. Pohlad to contact Ms. Nooyi to reiterate the position of PAS with respect to the PepsiCo proposal as outlined in PAS’ May 7 press release and to propose a meeting between the financial advisors for PAS and PepsiCo to discuss process and related matters with respect to a possible transaction between PAS and PepsiCo. On that same day, Dr. Dykes, Mr. Pohlad and Ms. Nooyi spoke regarding a meeting between the financial advisors of PAS and PepsiCo to discuss process and related matters with respect to a possible transaction between PAS and PepsiCo, and Ms. Nooyi agreed that she would consult with PepsiCo’s financial advisors about the possible meeting. On May 22, 2009, Dr. Dykes, Mr. Pohlad and Ms. Nooyi spoke again and agreed that the financial advisors for PAS and PepsiCo should meet to discuss process and related matters with respect to a possible transaction between PAS and PepsiCo.

On June 1, 2009, representatives of Centerview Partners and BofA Merrill Lynch met with representatives of Goldman Sachs. At that meeting, Goldman Sachs indicated that PAS’ transactions committee was disappointed in the price offered by PepsiCo although it understood the strategic logic of the proposed combination. In particular, Goldman Sachs reiterated PAS’ belief that PepsiCo’s proposal to acquire PAS undervalued the strategic benefits of system consolidation, did not reflect the value of PAS’ strengths and stand-alone strategies, as evidenced by PAS’ strong first quarter results, and substantially undervalued the synergies that could be obtained in the proposed acquisition. In addition, representatives of Goldman Sachs expressed PAS’ transactions committee’s concern about the acquisition of PAS being conditioned on the closing of an acquisition of PBG. The Centerview Partners and BofA Merrill Lynch representatives then discussed the challenges PAS faced as a standalone company and explained why PepsiCo believed that its proposal to acquire PAS was a strong proposal. In particular, they noted that PepsiCo’s proposal represented a significant premium despite the increase in PAS’ stock price prior to the announcement, that PepsiCo’s proposal exceeded certain calculations of present value of PAS’ stock based on publicly available information and that PepsiCo’s stock, 50% of the proposed PAS merger consideration, was significantly undervalued based on the perspectives of various Wall Street research analysts.

On June 2, 2009, PBG issued a press release announcing an increase in its earnings guidance for the second quarter and fiscal year 2009. In connection with that earnings release PBG hosted a webcast presentation discussing its revised earnings guidance as well as its perspective on PepsiCo’s proposal. During such presentation PBG stated that it estimated the annual synergies of an acquisition by PepsiCo of both PBG and PAS to be in the range of $750 to $850 million. Later that day, PepsiCo issued a press release reiterating its view that synergies of at least $200 million would be achievable in the proposed acquisitions and stating that PBG had previously communicated to PepsiCo that a combination of PBG and PAS would generate synergies below $100 million.

On June 7, 2009 and again on June 8, 2009, Mr. Foss and Ms. Nooyi had telephone conversations regarding, among other things, PepsiCo’s proposal and the resulting interactions between PBG, PepsiCo and PBG’s board of directors and special committee. At the conclusion of these conversations, Mr. Foss and Ms. Nooyi agreed that a meeting between PBG’s and PepsiCo’s respective financial advisors would be an appropriate next step.

On June 10, 2009, representatives of Centerview Partners and BofA Merrill Lynch met with representatives of Morgan Stanley, financial advisor to PBG. At that meeting, Morgan Stanley indicated that PBG’s special committee believed that the price offered by PepsiCo grossly undervalued PBG and that PepsiCo was not giving appropriate value to various factors, including the synergies that could potentially be realized in connection with the transaction and the recent 2009 business improvements of PBG. In addition, representatives of Morgan Stanley expressed PBG’s special committee’s concern about the acquisition of PBG being conditioned on the closing of an acquisition of PAS. The Centerview Partners and BofA Merrill Lynch representatives then discussed PepsiCo’s view of the challenges PBG faced as a standalone company and explained why PepsiCo believed that its proposal to acquire PBG was a strong proposal. In particular, they noted that PepsiCo’s proposal represented a significant premium despite the increase in PBG’s stock price prior to the announcement, that PepsiCo’s proposal exceeded certain calculations of present value of PBG’s stock based on publicly available information and that PepsiCo’s stock, 50% of the proposed PBG merger consideration, was significantly undervalued based on the perspectives of various Wall Street research analysts.

During the week following the June 10, 2009 meeting, representatives of Centerview Partners and BofA Merrill Lynch had a series of additional meetings and telephone calls with representatives of Morgan Stanley. The Morgan Stanley representatives continued to indicate that PBG believed that PepsiCo’s synergy estimates did not capture all synergies that could be expected from the combination of PepsiCo, PAS and PBG and that their preliminary financial analyses indicated that a reasonable per share value of PBG was significantly above the current proposal.

PAS’ transactions committee held two update meetings with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell following its May 18 meeting and prior to June 10. On June 10, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell. At this meeting, PAS’ transactions committee and its legal and financial advisors discussed a meeting that was to take place the following day between representatives of Goldman Sachs, Centerview Partners and BofA Merrill Lynch, and PAS’ transactions committee instructed representatives of Goldman Sachs to convey to representatives of Centerview Partners and BofA Merrill Lynch the importance of certain points in any transaction with PepsiCo to PAS’ transactions committee, including the absolute value of the consideration offered to PAS stockholders, the relative pricing between any PAS transaction and PBG transaction and the absence in any PAS transaction of a closing condition requiring the closing of any transaction with PBG.

On June 11, 2009, representatives of Centerview Partners and BofA Merrill Lynch and representatives of Goldman Sachs met. At this meeting, the Goldman Sachs representatives informed representatives of Centerview Partners and BofA Merrill Lynch of the importance to PAS’ transactions committee of the absolute value of the consideration offered to PAS stockholders in any PepsiCo proposal, the relative pricing between any PAS transaction and PBG transaction and the absence in any PAS transaction of a closing condition requiring the closing of any transaction with PBG. Representatives from Goldman Sachs also stated that PAS believed that system consolidation had strategic merit and could drive significant value creation through, among other things, reduced supplier complexity, unlocking revenue growth and near-term cost synergies.

In light of the questions that the advisors to PAS and PBG raised concerning PepsiCo’s synergy estimates, the respective financial advisors agreed that members of PepsiCo senior management should meet directly with members of senior management at each of PAS and PBG to discuss projected synergies of a combination of PepsiCo, PAS and PBG.

Between June 17, 2009 and June 25, 2009, members of senior management of PepsiCo, together with representatives of its financial advisors, held several meetings with members of senior management of PBG and representatives of Morgan Stanley to discuss estimated synergies arising from a combination of PepsiCo, PAS and PBG. At a meeting between representatives of PepsiCo and PBG on June 17, 2009, members of senior management of PepsiCo discussed the challenges facing the liquid refreshment beverage business and the business risks and investments required to achieve significant synergies as a result of a PepsiCo, PAS and PBG combination. PBG’s senior management and the Morgan Stanley representatives indicated that PBG believed that annual pre-tax synergies from a combination of PepsiCo, PAS and PBG could be between $750 and $850 million, based on a one-time investment of approximately $800 million and representing a net present value in excess of $5 billion based on a ten year discounted cash flow with no terminal value. This calculation of potential synergies included, among other things, cost savings associated with manufacturing and supply chain optimization, route-to-market opportunities and elimination of redundancies in general and administrative functions. At a meeting on June 25, 2009, members of senior management of PepsiCo discussed where the parties differed as to their synergy estimates and explained PepsiCo’s synergy work to date. The PepsiCo representatives further agreed to review PepsiCo’s work on synergies in light of PBG’s view on potential synergies to determine whether there were any additional synergies that could be associated with the combination of PepsiCo, PAS and PBG.

On June 24, 2009, members of senior management of PepsiCo, together with representatives of its financial advisors, met with members of senior management of PAS and representatives of Goldman Sachs to discuss estimated synergies arising from a combination of PepsiCo, PAS and PBG. Prior to the meeting, PepsiCo and PAS entered into a confidentiality agreement. At the meeting, the members of senior management of PAS discussed PAS’ synergy estimates. The PepsiCo representatives agreed to review PepsiCo’s synergy work in light of PAS’ view on potential synergies to determine whether there were any additional synergies that could be associated with the combination of PepsiCo, PAS and PBG.

In the week following the meetings with PAS and PBG to discuss synergies, members of senior management of PepsiCo again reviewed its synergy estimates and concluded that the transactions could reasonably be expected to create approximately $300 million of annual pre-tax synergies by 2012 largely due to greater cost efficiency and improved revenue opportunities.

Between June 29, 2009 and July 1, 2009, representatives of Centerview Partners and BofA Merrill Lynch had several meetings and phone calls with representatives of Morgan Stanley. During the course of these meetings and calls, the Centerview Partners and BofA Merrill Lynch representatives indicated to the Morgan Stanley representatives that, in light of the revised estimate of $300 million of annual pre-tax synergies by 2012, together with the 2009 improvements in PBG’s business and the improvement in the markets generally, PepsiCo would consider a price of $34.50 per share of PBG stock.

During the period between June 29, 2009 and July 13, 2009, representatives of Centerview Partners and BofA Merrill Lynch had a series of meetings and calls with representatives of Goldman Sachs. The Centerview Partners and BofA Merrill Lynch representatives conveyed to the Goldman Sachs representatives that PepsiCo had revised its synergy estimates to approximately $300 million of annual pre-tax synergies by 2012. The Goldman Sachs representatives indicated that PAS’ transactions committee believed that the price per share of

PAS stock needed to be at a premium to the then current trading price. During this period, the closing trading price per share of PAS stock on the New York Stock Exchange ranged from $26.15 to $27.14. The Centerview Partners and BofA Merrill Lynch representatives indicated that PepsiCo would consider a price above that range but that it would not proceed with a transaction with PAS unless it reached an agreement with PBG.

PAS’ transactions committee held one update meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell following its June 10 meeting and prior to July 1. On July 1, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell. At this meeting, representatives from Goldman Sachs stated that representatives of Centerview Partners and BofA Merrill Lynch had communicated that PepsiCo had indicated a willingness to increase its offer price for all the shares of PAS common stock that it did not already own to $27.00 per share of PAS common stock. While PAS’ transactions committee did not discuss, or deem appropriate, a specified offer price above the current or historical trading price of PAS’ common stock, following discussion with its advisors, PAS’ transactions committee indicated its dissatisfaction with a potential offer price from PepsiCo of $27.00 per share of PAS common stock but determined to continue its consideration thereof at its next scheduled meeting.

On July 2, 2009, representatives of Morgan Stanley informed PepsiCo’s financial advisors, in response to PepsiCo’s proposed $34.50 per PBG share offer price (and other proposed revised terms) that while PBG’s special committee had not come to a firm view on valuation, there was potential support among members of PBG’s special committee for a transaction at a price below $40 per PBG share, but closer to $40 per PBG share than $34.50 per share, and that the acquisition of PBG should not be conditioned on the closing of an acquisition of PAS. In addition, Mr. Foss phoned Michael D. White, Chief Executive Officer of PepsiCo International and Vice Chairman of PepsiCo, to similarly inform him of PBG’s special committee’s response.

Between July 3, 2009 and July 13, 2009, representatives of Centerview Partners and BofA Merrill Lynch had a series of meetings and phone calls with representatives of Morgan Stanley. During the course of these meetings, the Centerview Partners and BofA Merrill Lynch representatives indicated to Morgan Stanley that PepsiCo would consider no longer requiring that the closing of the acquisition of PBG be conditioned on the closing of an acquisition of PAS and that PepsiCo would consider increasing the portion of the merger consideration payable in cash if that were more attractive to PBG’s special committee.

On July 6, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell. At this meeting, representatives from Goldman Sachs advised PAS’ transactions committee that representatives of Centerview Partners and BofA Merrill Lynch had, subsequent to the July 1 meeting of PAS’ transactions committee, informed them that due to circumstances relating to PepsiCo’s discussions with PBG, PepsiCo did not want PAS’ board of directors at that time to consider its previously communicated willingness to increase its offer price to $27.00 per share of PAS common stock.

On July 14, 2009, Ms. Nooyi and Mr. White met with Mr. Hall and Mr. Foss. Following discussion regarding the challenges in the liquid refreshment beverage business, Ms. Nooyi proposed a price per share of PBG stock of $35.50, subject to due diligence and negotiation and completion of definitive documentation. Mr. Hall stated that he would discuss the proposal with the PBG special committee and report to Ms. Nooyi within 24 hours.

On July 16, 2009, Mr. Hall and Mr. Foss met with Ms. Nooyi and Mr. White and indicated that there was potential support among the members of PBG’s special committee for a transaction at a price per PBG share of at least $37.75. Ms. Nooyi responded that, in PepsiCo’s view, a price of $35.50 per share of PBG stock was a full and fair offer.

On July 17, 2009, at a regularly scheduled meeting of the board of directors of PepsiCo, senior management of PepsiCo, together with representatives of PepsiCo’s financial advisors and legal advisor, among other things, updated the PepsiCo directors on the status of the negotiations with PAS and PBG.

PAS’ transactions committee held two update meetings with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell following its July 6 meeting and prior to July 30. On July 30, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell. At this meeting, PAS’ transactions committee discussed the extended nature of the process to date and the disruptive effect that such a prolonged process could have on the employees and operations of PAS. Following this discussion, PAS’ transactions committee authorized Mr. Pohlad to meet with Ms. Nooyi in person for the purpose of proposing a meeting between representatives of PepsiCo, PAS, PBG and their respective advisors to determine whether the parties would be able to agree on value and bring the process to a conclusion, one way or the other.

On the morning of July 31, 2009, Ms. Nooyi met again with Mr. Hall. At that meeting, each of Ms. Nooyi and Mr. Hall expressed concern that the disruption relating to the proposed transaction could harm the respective businesses of PBG and PepsiCo and that it would be in the interests of their respective stockholders to determine whether the parties could reach an agreement. After extensive discussion regarding the state of the business and valuation, Ms. Nooyi proposed a transaction at a price per PBG share of $36.50, subject to due diligence and negotiation and completion of definitive documentation. Mr. Hall agreed to present such proposal to PBG’s special committee.

Following a PBG special committee meeting, Mr. Hall contacted Ms. Nooyi and informed her that, assuming that the parties could reach agreement on the other terms of the transaction, the PBG special committee would, subject to due diligence and the negotiation and completion of definitive documentation, recommend that PBG’s board of directors accept a transaction at a price per share of PBG stock of $36.50, consisting of 50% PepsiCo stock and 50% cash, that would not be conditioned on the closing of a transaction with PAS.

The same day, Ms. Nooyi met with Mr. Pohlad. Ms. Nooyi explained that PepsiCo had tentatively reached agreement on price with PBG and that it was willing to work towards a mutually agreeable transaction with PAS at a price per share of PAS stock of $27.00, consisting of 50% PepsiCo stock and 50% cash. Mr. Pohlad informed Ms. Nooyi that while he was not authorized to negotiate the terms of the transaction, including price, he expressed his view that the price offered was inadequate but that he would take the proposal back to PAS’ transactions committee.

That same day, representatives of Goldman Sachs, Centerview Partners and BofA Merrill Lynch discussed PepsiCo’s revised proposal of $27.00 per share of PAS common stock. Representatives of Goldman Sachs informed representatives of Centerview Partners and BofA Merrill Lynch that the revised proposal price would not be acceptable to PAS’ transactions committee and reminded them of the importance to PAS’ transactions committee, in addition to absolute value, of the relative pricing between any PAS transaction and PBG transaction. Representatives of Centerview Partners and BofA Merrill Lynch then informed representatives of Goldman Sachs that PepsiCo was willing to increase the price it was offering per share of PAS common stock to $28.00 but that the PAS transaction would be conditioned on consummation of the transaction with PBG.

That evening, representatives of Davis Polk contacted representatives of Cravath to inform them that Davis Polk expected to send them a draft merger agreement the following day. The Davis Polk representatives also called representatives of Briggs and Morgan and Sullivan & Cromwell to inform them that Davis Polk expected to send them a draft merger agreement the following day.

On August 1, 2009, PepsiCo entered into a supplement to its confidentiality agreement with PAS and, on August 2, 2009, PepsiCo entered into a confidentiality agreement with PBG. Thereafter, PepsiCo commenced its due diligence investigation of each of PAS and PBG and PAS and PBG commenced their respective due diligence investigations of PepsiCo. Management of the parties participated in due diligence sessions in New York and Minnesota.

Also on August 1, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell. At this meeting, PAS’ transactions committee discussed

PepsiCo’s proposal to acquire all the shares of PAS common stock that it did not already own for $28.00 per share of PAS common stock. PAS’ transactions committee determined that $28.00 per share of PAS common stock was too low on an absolute basis, there was not sufficient pricing parity between the PAS transaction and PBG transaction based on the premium that would be paid to each party based on each party’s stock price immediately prior to the announcement of the PepsiCo proposals despite that $28.00 per share of PAS common stock represented a higher relative EBITDA multiple than what was implied by PepsiCo’s offer to PBG, and it did not want the PAS transaction conditioned on consummation of the transaction with PBG. On July 31, 2009, the last trading day before PAS’ transactions committee’s meeting, the closing price of PAS common stock was $26.78 per share and the closing price of PBG common stock was $33.95 per share. PAS’ transactions committee and representatives from its advisors also discussed ways in which the transactions committee could improve the price and terms being offered by PepsiCo, including whether to seek some form of collar arrangement around the stock portion of the consideration being offered by PepsiCo. PAS’ transactions committee and representatives of its advisors noted that it would be very difficult to obtain a one way collar that only provided PAS stockholders with the benefit of any increase in the value of the stock portion of the consideration being offered by PepsiCo. During the course of the meeting, representatives from Goldman Sachs called representatives from Centerview Partners and BofA Merrill Lynch and informed them of the determinations of PAS’ transactions committee. Subsequently, the representatives from Centerview Partners and BofA Merrill Lynch called the representatives from Goldman Sachs and informed them that PepsiCo was willing to increase the price it was offering per share of PAS common stock to $28.50 but that the PAS transaction would still be conditioned on consummation of the transaction with PBG. Following discussions with its advisors, PAS’ transactions committee determined that PepsiCo’s offer of $28.50 per share of PAS common stock was likely a price that it could recommend to PAS’ board of directors to accept but that it wanted representatives of Goldman Sachs to continue to negotiate for the removal of the requirement that the PAS transaction be conditioned on consummation of the PBG transaction with representatives from Centerview Partners and BofA Merrill Lynch.

On the same day, representatives of Davis Polk distributed a draft PBG merger agreement to Cravath and a draft PAS merger agreement to Briggs and Morgan and Sullivan & Cromwell.

Also on that day, representatives of PepsiCo and Davis Polk participated in a teleconference with representatives of Bank of America, N.A. and its legal counsel regarding a bridge facility to finance the acquisitions of PBG and PAS.

Late that evening, representatives of each of Davis Polk and Cravath held a teleconference to discuss the draft PBG merger agreement. The Cravath representatives identified certain areas of concern and indicated that they expected to distribute a revised draft PBG merger agreement the following day.

On August 2, 2009, the parties and their financial advisors continued their due diligence investigations.

Also on August 2, 2009, Cravath sent a revised draft PBG merger agreement to Davis Polk. Throughout the day, representatives of Davis Polk discussed with Cravath representatives various issues with respect to the draft PBG merger agreement.

On the same day, PepsiCo and Davis Polk received a draft financing commitment letter from Bank of America, N.A.’s legal counsel. The facility proposed was a 364-day unsecured revolving bridge facility to finance the acquisitions of PAS and PBG. On August 2, 2009 and August 3, 2009, representatives of Davis Polk negotiated and finalized the commitment letter.

In the afternoon of August 2, 2009, representatives of Sullivan & Cromwell contacted representatives of Davis Polk to convey certain of PAS’ issues on the draft PAS merger agreement. Late that night, Briggs and Morgan sent a revised draft PAS merger agreement to Davis Polk.

In the early hours of August 3, 2009, Davis Polk sent a revised draft PBG merger agreement to Cravath and a revised draft PAS merger agreement to Briggs and Morgan and Sullivan & Cromwell. In addition, Davis Polk sent the then current draft of the PBG merger agreement to PAS and the then current draft of the PAS merger agreement to PBG. Davis Polk also sent the then current drafts of the merger agreements, together with a summary of the drafts and other materials, to the board of directors of PepsiCo in preparation for a special meeting of the board scheduled for the late afternoon of August 3, 2009.

Also during the afternoon of August 3, 2009, PepsiCo separately agreed with each of PAS and PBG that stockholders of each company would receive as the form of merger consideration shares of PepsiCo common stock with the right of the applicable stockholders (other than PepsiCo and its subsidiaries (including Metro)) to elect to receive cash instead of PepsiCo common stock, subject to proration such that the aggregate consideration to be paid to such stockholders would consist of 50% PepsiCo common stock and 50% cash. See “The Merger Agreement—Election Procedure” beginning on page 109 of this proxy statement/prospectus.

Throughout August 3, 2009, representatives of Davis Polk conferred with representatives of Briggs and Morgan and Sullivan & Cromwell on various issues on the draft PAS merger agreement and with representatives of Cravath on various issues on the draft PBG merger agreement. In addition, drafts of each party’s disclosure schedules to the PBG merger agreement were circulated to the other party and drafts of each party’s disclosure schedules to the PAS merger agreement were circulated to the other party.

Following a PBG special committee meeting and board of directors meeting, representatives of Cravath contacted representatives of Davis Polk to address the remaining issues in the PBG merger agreement. In addition, PepsiCo and PBG agreed to a termination fee equal to approximately 2.0% of the equity value of the PBG merger. Revised versions of the draft PBG merger agreement reflecting the parties’ agreements were distributed to the parties, as well as to PAS. During this period, the parties finalized the parties’ disclosure schedules to the PBG merger agreement.

In the afternoon of August 3, 2009, PAS’ transactions committee held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell. At this meeting, PAS’ transactions committee discussed PepsiCo’s proposal to acquire all the shares of PAS common stock that it did not already own for $28.50 per share of PAS common stock, and a representative of each of Briggs and Morgan and Sullivan & Cromwell reviewed the then terms of the transaction and the draft merger agreement. PAS’ transactions committee instructed representatives of Goldman Sachs to convey to representatives of Centerview Partners and BofA Merrill Lynch that having the PAS transaction conditioned on consummation of the transaction with PBG was still an issue for PAS’ transactions committee. Representatives of Goldman Sachs then discussed the objection of PAS’ transactions committee to the cross-conditionality point with representatives of Centerview Partners and BofA Merrill Lynch. Subsequent to that discussion, representatives of Goldman Sachs informed PAS’ transactions committee that PepsiCo was willing to limit the cross-condition to only those conditions in the PBG merger agreement that related to antitrust and competition approvals and agreed that it would not enter into any agreement with any governmental authority in connection with its proposed merger with PBG that would involve PepsiCo agreeing not to consummate the proposed merger with PAS.

Following PAS’ transactions committee meeting, representatives of Davis Polk and Briggs and Morgan and Sullivan & Cromwell addressed the remaining issues in the PAS merger agreement. In addition, PepsiCo and PAS agreed to a termination fee equal to approximately 2.0% of the equity value of the merger. See “The Merger Agreement—Termination of the Merger Agreement,” “The Merger Agreement—Termination Fees Payable by PAS” and “The Merger Agreement—No Solicitation by PAS” beginning on pages 125, 125 and 123, respectively, of this proxy statement/prospectus. Revised versions of the draft PAS merger agreement reflecting the parties’ agreements were distributed to the parties, as well as to PBG. Also during this period, the parties finalized the parties’ disclosure schedules to the PAS merger agreement.

After the closing of the trading market in New York on August 3, 2009, the board of directors of PepsiCo held a special telephonic meeting, at which PepsiCo’s management and representatives of Centerview Partners, BofA Merrill Lynch and Davis Polk participated, to consider the potential transactions with PAS and PBG.

Representatives of Centerview Partners provided an update on the background and process of the transactions. PepsiCo’s senior management reviewed and discussed various financial aspects of the transactions, including estimated synergies, PepsiCo’s due diligence investigation of PAS and PBG and the plan for financing the transactions. Also at this meeting, Centerview Partners and BofA Merrill Lynch reviewed with PepsiCo’s board of directors its financial analysis of each of the merger consideration and the PBG merger consideration, and each of Centerview Partners and BofA Merrill Lynch delivered to PepsiCo’s board of directors its respective oral opinion, each of which was confirmed by each of Centerview Partners and BofA Merrill Lynch by delivery of a written opinion dated August 3, 2009, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the merger consideration to be paid in the merger by PepsiCo to the Company’s stockholders other than PepsiCo and its subsidiaries was fair, from a financial point of view, to PepsiCo. See “—Opinion of PepsiCo’s Financial Advisors” beginning on page 69 of this proxy statement/prospectus. A representative of Davis Polk then reviewed the terms of the transactions and other matters related to their consideration of the transactions contemplated by the merger agreements. Following discussion, PepsiCo’s board of directors voted to approve the merger agreements and the transactions contemplated by the merger agreements, including the mergers, and the assumption of additional indebtedness in connection with the mergers, and authorized PepsiCo’s management to finalize and execute the merger agreements.

As of August 3, the financing commitment letter was executed by Bank of America, N.A., Citigroup Global Markets Inc. and certain of their affiliates and accepted by PepsiCo. See “—Financing of the Merger” beginning on page 93 of this proxy statement/prospectus.

On the morning of August 4, each of PAS’ transactions committee and board of directors held a meeting with representatives from Goldman Sachs, Briggs and Morgan and Sullivan & Cromwell. A representative of Goldman Sachs presented its financial analysis to the PAS’ transactions committee and board of directors, and delivered its opinion that, as of August 3, 2009 and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of shares of PAS common stock, taken in the aggregate, pursuant to the merger agreement, was fair from a financial point of view to such holders. See “—Opinion of PAS’ Financial Advisor” beginning on page 61 of this proxy statement/prospectus. A representative of each of Briggs and Morgan and Sullivan & Cromwell then reviewed the terms of the transaction and the merger agreement. Following this discussion, PAS’ transaction committee, meeting separately, unanimously:

•

determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo); and

•

recommended that PAS’ board of directors approve and declare advisable the merger agreement and the transactions contemplated by the merger agreement and recommend that PAS stockholders vote for the adoption of the merger agreement.

Following the recommendation of PAS’ transactions committee, PAS’ board of directors unanimously:

•

determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo);

•	approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement; and

•	resolved to recommend that PAS stockholders vote for the adoption of the merger agreement.

On the morning of August 4, 2009, PepsiCo, PAS and PBG issued a joint press release announcing the execution of the merger agreements. See “The Merger Agreement” beginning on page 108 of this proxy statement/prospectus.

On August 5, 2009, PepsiCo voluntarily dismissed with prejudice PepsiCo’s complaint against PBG and certain members of its board of directors.

Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger

Both PAS’ transactions committee and PAS’ board of directors have unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo). In addition, each of PAS’ transactions committee and board of directors believes the merger is both procedurally and substantively fair to the unaffiliated stockholders of PAS.

PAS’ transactions committee, which consists of eight independent directors as defined by the PAS Shareholder Agreement, met, along with its legal and financial advisors, in person and telephonically 20 times between April 20, 2009, the day PepsiCo publicly announced its initial proposal to acquire the shares of PAS common stock it did not already own, and the time PAS, Metro and PepsiCo entered into the merger agreement, and unanimously recommended that PAS’ board of directors:

•	approve and declare advisable the merger agreement and the transactions contemplated by the merger agreement; and

•	recommend that PAS stockholders vote for the adoption of the merger agreement.

After considering the recommendation of PAS’ transactions committee, PAS’ board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo), approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend to PAS stockholders that they vote for the adoption of the merger agreement.

In reaching its determination and making its recommendation, PAS’ transactions committee consulted with its financial and legal advisors, as well as certain members of management and directors not on PAS’ transactions committee, and considered a number of factors, including the following material factors:

•

management’s and their own views and opinions on the current beverage and bottling industry environment, and how that environment could affect PAS’ business and the trading value of PAS’ common stock in the future, which views and opinions contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view that, although PAS’ prospects as an independent entity remained strong, the value certainty of the merger was more beneficial to unaffiliated PAS stockholders than PAS continuing as an independent entity given the current beverage and bottling industry environment;

•

their understanding of the business, operations, financial condition, earnings and prospects of PAS and PepsiCo, including the prospects for PAS as an independent entity and the potential synergies to be realized by PepsiCo following consummation of the merger and the PBG merger, which understanding contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view that the merger consideration reflected, among other things, an appropriate valuation of PAS as an independent company;

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the current and historical relative trading values of PAS common stock and PepsiCo common stock and the greater liquidity of shares of PepsiCo common stock compared to PAS common stock, which contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s views that the price offered by PepsiCo was fair in light of, among other things, such current and historical trading values and that the shares of PepsiCo common stock to be received by unaffiliated PAS stockholders who elect to receive all or a portion of the merger consideration in PepsiCo common stock, subject to the cash election and proration procedures described in this proxy statement/prospectus, would be more liquid than their current shares of PAS common stock;

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the fact that the merger consideration of $28.50 per share in cash, without interest, or 0.5022 of a share of PepsiCo common stock to be received by PAS stockholders (other than PepsiCo or any of its subsidiaries (including Metro)) for each share of PAS common stock represented, at the time of the public announcement of the transaction, a 43.4% premium over the closing price of PAS common stock on April 17, 2009, the last trading day before the public announcement of PepsiCo’s April 19 proposal to acquire the shares of PAS common stock it did not already own, and a 63.4% premium to the 30-day average closing price of PAS common stock prior to such public announcement, which contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view that unaffiliated PAS stockholders would receive an appropriate premium for their shares in the merger as compared to PAS’ stock price prior to the public announcement of PepsiCo’s April 19 proposal to acquire the shares of PAS common stock that it did not already own;

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the negotiations that took place between PAS’ transactions committee comprised solely of independent directors, and its advisors, on the one hand, and PepsiCo, on the other hand, that resulted in an approximately 22.5% increase in the value of the merger consideration from PepsiCo’s April 19, 2009 proposal of $23.27 per share (consisting of $11.64 per share in cash plus 0.223 shares of PepsiCo common stock) to $28.50 in cash per share or 0.5022 shares of PepsiCo common stock, which contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view that the merger negotiations had resulted in increased value for unaffiliated PAS stockholders;

•

the opinion of Goldman, Sachs & Co. that, as of August 3, 2009 and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of shares of PAS common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders, which contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view that the price offered by PepsiCo was fair to unaffiliated PAS stockholders;

•

the various analyses undertaken by Goldman Sachs, each of which is described below under “—Opinion of PAS’ Financial Advisor” beginning on page 61 of this proxy statement/prospectus, which contributed to PAS’ transactions committee’s determination as to fairness because these analyses supported PAS’ transactions committee’s view that the price offered by PepsiCo was fair to unaffiliated PAS stockholders;

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the fact that the terms of the merger agreement provide PAS stockholders with the ability to choose to receive the exchange ratio or the cash election price for their shares of PAS common stock, which contributed to PAS’ transactions committee’s determination as to fairness because it provides that PAS stockholders who choose to receive all or a portion of the merger consideration in PepsiCo common stock will have the opportunity to continue to participate, subject to the cash election and proration procedures described in this proxy statement/prospectus, in future earnings of PAS and benefit from any increases in PAS’ value through their ownership of PepsiCo common stock;

•

the fact that the merger will generally enable PAS stockholders to defer recognition of taxable gain, to the extent that they receive PepsiCo common stock, which contributed to PAS’ transactions committee’s determination as to fairness because it provides unaffiliated PAS stockholders who choose to receive all or a portion of the merger consideration in PepsiCo common stock the opportunity to continue to participate, subject to the cash election and proration procedures described in this proxy statement/prospectus, in future earnings of PAS and benefit from any increases in PAS’ value through their ownership of PepsiCo common stock on a basis that is potentially more tax-efficient than would be the case if such PAS stockholders received cash in the merger and reinvested such cash in PepsiCo common stock;

•

the estimated annual dividend which PAS stockholders who receive PepsiCo common stock would receive, based on the exchange ratio and PepsiCo’s current dividend, which contributed to PAS’ transactions committee’s determination as to fairness because such an annual dividend allows unaffiliated PAS stockholders who receive all or a portion of the merger consideration in PepsiCo common stock to participate, subject to the cash election and proration procedures described in this proxy statement/prospectus, in future earnings of PAS and benefit from any increases in PAS’ value through their ownership of PepsiCo common stock;

•

the relative value of the merger consideration to be received by PAS stockholders in the merger compared to the merger consideration to be received by PBG stockholders in the PBG merger based on historical EBITDA and price to earnings multiples, which contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view that the unaffiliated PAS stockholders would receive an appropriate premium for their shares of PAS common stock;

•

the fact that Robert C. Pohlad, the Chairman of PAS’ board of directors and Chief Executive Officer of PAS and the beneficial owner of approximately 10.4% of the outstanding PAS common stock, making him the second largest holder of outstanding PAS common stock after PepsiCo and its subsidiaries, indicated, subject to PAS’ board of directors receiving the recommendation of PAS’ transactions committee, that he would vote in favor of approving and declaring advisable the merger agreement and the transactions contemplated by the merger agreement in his capacity as a director of PAS, which contributed to PAS’ transactions committee’s determination as to fairness because it demonstrated the belief by PAS’ second largest stockholder that the merger agreement, including the price offered by PepsiCo, and the transactions contemplated by the merger agreement are fair to PAS stockholders;

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the belief that it would be highly unlikely that an alternative bidder would be able to consummate an acquisition of PAS due to PepsiCo’s position that it is unwilling to sell its shares of PAS common stock, which shares represent approximately 43.3% of PAS’ outstanding common stock, and the fact that, to date, no third party has come forward with an alternative acquisition proposal, which contributed to PAS’ transactions committee’s determination as to fairness because it indicated that no third party was likely to offer a higher price than the price offered by PepsiCo;

•

the terms of the merger agreement that permit PAS and PAS’ transactions committee and PAS’ board of directors, prior to the time that PAS stockholders approve and adopt the merger agreement, to explore and negotiate, under specified circumstances, an unsolicited acquisition proposal should one be made and, if PAS’ transactions committee and PAS’ board of directors determine that the failure to take the following actions would be inconsistent with the directors’ fiduciary duties under applicable law, PAS’ board of directors is permitted to (i) recommend such an unsolicited acquisition proposal to PAS stockholders if PAS’ board of directors determines in good faith (after consulting with its financial advisor and outside legal counsel) that the unsolicited acquisition proposal is a superior proposal and (ii) withhold, modify or withdraw its recommendation that PAS stockholders vote for adoption of the merger agreement, which contributed to PAS’ transactions committee’s determination as to fairness because it allows PAS’ board of directors to evaluate and recommend a potentially superior proposal made by a third party after the date the merger agreement was signed and also to change its recommendation so that unaffiliated PAS stockholders would be fully informed in making a voting decision with respect to the transaction;

•

the terms of the merger agreement that provide that in the event PAS’ board of directors withdraws, modifies or withholds its recommendation of the merger agreement in a manner adverse to PepsiCo or recommends to PAS stockholders an unsolicited acquisition proposal, in either case, in response to or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date of the merger agreement (and whether or not such event, development, occurrence, or change in circumstance or facts is excluded from the definition of material adverse effect), which did not exist or was not actually known, appreciated or understood by PAS’ board of directors, as of the date of the merger agreement (which is referred to as an intervening event change of recommendation), then in addition to the adoption of the merger agreement by a vote of a majority of the outstanding shares of PAS common stock, the obligation of PAS to consummate the merger and the other transactions contemplated by the merger agreement would also be subject to the adoption of the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of PAS common stock (excluding any shares beneficially held or held of record by PepsiCo and its affiliates, Robert C. Pohlad or certain persons or entities affiliated with him and the directors and officers of PAS), which contributed to PAS’ transactions committee’s determination as to fairness because under certain circumstances adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of PAS common stock held by unaffiliated holders;

•

the fact that there is no financing condition to completion of the merger, which limits the execution risk attached to the completion of the merger, subject to satisfaction of the conditions to the completion of the merger as described in this proxy statement/prospectus, and thus makes it more likely that the merger will be consummated promptly if PAS stockholders approve the merger, which contributed to PAS’ transactions committee’s determination as to fairness because it increased the certainty of the value offered to unaffiliated PAS stockholders;

•

the fact that the merger was not conditioned on the completion of the PBG merger, as was the case with PepsiCo’s proposal on April 19, 2009, although the satisfaction of specified conditions in the PBG merger agreement to the extent such conditions relate to antitrust and competition laws is a condition to the completion of the merger; and which contributed to PAS’ transactions committee’s determination as to fairness because it increased the certainty of the value offered to unaffiliated PAS stockholders; and

•

the likelihood, considering the terms of the merger agreement, including the obligation of PepsiCo to vote or cause to be voted all of the shares of PAS common stock beneficially owned by it or any of its subsidiaries (including Metro) to adopt the merger agreement, the financial and capital resources of PepsiCo and PepsiCo’s incentives to complete the merger, that the merger would be completed, which contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view of the certainty of the value, and the time value of the consideration, offered to PAS’ unaffiliated stockholders.

PAS’ transactions committee believes that each of these factors supported its conclusion that the merger is fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo). In addition, PAS’ transactions committee also believes that the merger is substantively fair to the unaffiliated stockholders of PAS for the foregoing reasons.

PAS’ transactions committee also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated by it. These factors included:

•

the fact that, because PepsiCo has agreed to vote, or cause to be voted, approximately 43.3% of the voting power of PAS common stock in favor of adopting and approving the merger agreement, the proposed merger agreement only requires the adoption by approximately 6.7% of the outstanding PAS common stock not held by PepsiCo or its affiliates unless PAS’ board of directors makes an intervening event change of recommendation, in which case, in addition to the adoption of the merger agreement by a vote of a majority of the outstanding shares of PAS common stock, the affirmative vote of holders of a majority of the outstanding shares of PAS common stock (excluding any shares beneficially held or held of record by PepsiCo and its affiliates, Robert C. Pohlad or certain persons or entities affiliated with him and the directors and officers of PAS) would be required to approve and adopt the merger agreement, which contributed to PAS’ transactions committee’s determination as to fairness because it increased the likelihood that the merger agreement would be approved even if a significant number of PAS’ unaffiliated stockholders voted against it, unless PAS’ board of directors makes an intervening event change of recommendation;

•

the fact that, because of the proration procedures set forth in the merger agreement, PAS stockholders will not always receive the form of merger consideration they elect to receive and that PAS stockholders who receive cash must pay tax on their gain to the extent of cash received, which contributed to PAS’ transactions committee’s determination as to fairness because any individual unaffiliated PAS stockholder might not receive the form of merger consideration he or she elects and may be subject to tax liability;

•

the fact that, following the merger, PAS stockholders who receive all or a portion of the merger consideration in PepsiCo common stock will constitute a relatively small percentage of equity ownership of PepsiCo, which contributed to PAS’ transactions committee’s determination as to fairness because any unaffiliated PAS stockholders who receive all or a portion of the merger consideration in PepsiCo common stock, subject to the cash election and proration procedures described in this proxy statement/prospectus, may not be able to participate in a meaningful way in the earnings of PepsiCo following the merger;

•

the fact that, because the market price of PepsiCo common stock will fluctuate prior to consummation of the merger and the exchange ratio is fixed, the value of the PepsiCo common stock to be received by PAS stockholders may decrease prior to consummation of the merger, which contributed to PAS’ transactions committee’s determination as to fairness because it would decrease the value of the merger consideration to any unaffiliated PAS stockholders who receive all or a portion of the merger consideration in PepsiCo common stock, subject to the cash election and proration procedures described in this proxy statement/prospectus;

•

the fact that there may be disruption to PAS’ operations following the announcement of the merger, which contributed to PAS’ transactions committee’s determination as to fairness because it would increase the risk that PAS would not be able to continue to execute on its current business plans in the event the merger was not consummated;

•

the fact that, while PAS expects the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied and, as a result, the merger may not be consummated, which contributed to PAS’ transactions committee’s determination as to fairness because it informed PAS’ transactions committee’s view as to the certainty of the value offered to unaffiliated PAS stockholders;

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the terms of the merger agreement that condition PepsiCo’s obligation to consummate the merger on the satisfaction (or waiver) of specified conditions in the merger agreement between PepsiCo and PBG to the extent they are related to antitrust and competition laws, which contributed to PAS’ transactions committee’s determination as to fairness because it informed PAS’ transactions committee’s view as to the certainty of the value offered to unaffiliated PAS stockholders;

•

the terms of the merger agreement that place restrictions on the conduct of PAS’ business prior to completion of the merger, which may delay or prevent PAS from undertaking business opportunities that may arise pending completion of the merger, which contributed to PAS’ transactions committee’s determination as to fairness because it would require PAS to comply with such covenants until the merger is consummated or abandoned, and consequently has the potential to affect PAS’ stand-alone performance;

•	the interests of officers and directors of PAS that are different from, or in addition to, the interests of PAS stockholders generally; and

•

practical limitations on PAS’ ability to obtain alternative offers from third parties to acquire PAS as a result of PAS’ existing relationship with PepsiCo, including its ownership position in PAS, certain restrictions in its material commercial agreements with PAS, the termination fee payable by PAS under certain circumstances, the fact that PepsiCo has a “last look” right with respect to superior proposals received by PAS and PepsiCo’s public statement that it would not support any such alternative transaction, which contributed to PAS’ transactions committee’s determination as to fairness because it caused PAS’ transactions committee to conclude that it was unlikely, although possible, that an alternative transaction would be proposed by a third party.

Neither PAS’ transactions committee nor board of directors considered as a potentially negative factor the fact that the affirmative votes of Mr. Pohlad, who is the beneficial owner of approximately 10.4% of the outstanding voting power of PAS common stock, and PepsiCo, who has agreed to vote or caused to be voted approximately 43.3% of the voting power of PAS common stock that it beneficially owns in favor of the adoption of the merger agreement, would be sufficient to adopt the merger agreement without the affirmative vote of any unaffiliated stockholders of PAS because Mr. Pohlad has no obligation or agreement to vote the shares of PAS common stock he beneficially owns in favor of the adoption of the merger agreement, although he has informed PAS that he currently intends to vote such shares of PAS common stock in favor of the proposal to adopt the merger agreement.

PAS’ transactions committee also considered a number of factors relating to the procedural safeguards involved in the negotiation of the merger agreement, including those discussed below, each of which it believed supported its decision that the merger is fair to and in the best interest of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo). In addition, PAS’ transactions committee also believes that the merger is procedurally fair to the unaffiliated stockholders of PAS for the following reasons:

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the fact that PAS’ transactions committee is comprised solely of independent directors who are not employees of PAS, are not affiliated with PepsiCo or any of its affiliates, and were appointed solely to represent the interests of PAS stockholders other than PepsiCo and its affiliates, which contributed to PAS’ transactions committee’s determination as to fairness because it believed such individuals could objectively evaluate the proposed transaction;

•

the fact that PAS’ transactions committee was delegated full power and authority to decide whether or not to recommend a transaction with PepsiCo or any alternative thereto and PAS’ board of directors could not approve the transaction with PepsiCo or any alternative thereto without receiving the favorable recommendation of PAS’ transactions committee, which contributed to PAS’ transactions committee’s determination as to fairness because it believed that recognition of such power and authority by PAS’ board of directors allowed PAS’ transactions committee to objectively evaluate the transaction;

•

the fact that PAS’ transactions committee received the advice and assistance of Goldman Sachs, as financial advisor, and Sullivan & Cromwell LLP, as its legal advisor, and requested and received from Goldman Sachs its opinion that, as of August 3, 2009 and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of shares of PAS common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders, which PAS’ transactions committee believed supported its conclusion that the price offered by PepsiCo was fair to unaffiliated PAS stockholders;

•

the fact that the financial and other terms and conditions of the merger agreement were the product of negotiations between representatives of PAS’ transactions committee and its advisors, on the one hand, and PepsiCo and its advisors, on the other hand, which contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view that the transaction was procedurally fair to the unaffiliated stockholders of PAS;

•

the recognition by PAS’ transactions committee that PAS’ board of directors could consider and recommend superior proposals, which contributed to PAS’ transactions committee’s determination as to fairness because it supported PAS’ transactions committee’s view that the price offered by PepsiCo would need to be high enough to mitigate the risk to PepsiCo that an alternative proposal could occur and be approved;

•

the recognition by PAS’ transactions committee that PAS’ board of directors could, in the course of reviewing PAS’ transactions committee’s recommendation, modify or withdraw the recommendation of the merger and merger agreement if the failure to so modify or withdraw would be inconsistent with its fiduciary duties to the holders of PAS common stock, which contributed to PAS’ transactions committee’s determination as to fairness because it allows PAS’ board of directors to change its recommendation so that unaffiliated PAS stockholders would be fully informed in making a voting decision with respect to the transaction;

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the fact that if PAS’ board of directors makes an intervening event change of recommendation, then, in addition to the adoption of the merger agreement by a vote of a majority of the outstanding shares of PAS common stock, the affirmative vote of holders of a majority of the outstanding shares of PAS common stock excluding any shares beneficially held or held of record by PepsiCo and its affiliates, Robert C. Pohlad or certain persons or entities affiliated with him and the directors and officers of PAS would be required to adopt the merger agreement, which contributed to PAS’ transactions committee’s determination as to fairness because under certain circumstances adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of PAS common stock held by unaffiliated holders; and

•

the fact that the opinion of Goldman Sachs addresses the fairness, from a financial point of view, of the merger consideration to be received by PAS stockholders not affiliated with PepsiCo and its affiliates, which PAS’ transactions committee believed supported its conclusion that the price offered by PepsiCo was fair to unaffiliated PAS stockholders.

In light of the procedural safeguards described above, PAS’ transactions committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of PAS stockholders (other than PepsiCo or any affiliate of PepsiCo) for purposes of negotiating the terms of the merger agreement or preparing a report concerning the fairness of the merger agreement and the merger.

The above discussion of the information and factors considered by PAS’ transactions committee is not intended to be exhaustive, but indicates the material matters considered. In reaching its recommendation, PAS’ transactions committee did not quantify, rank or assign any relative or specific weight to, the foregoing factors, and individual members of PAS’ transactions committee may have considered various factors differently. PAS’ transactions committee did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. Moreover, in considering the information and factors described above, individual members of PAS’ transactions committee may have given differing weights to different factors. PAS’ transactions committee based its recommendation on the totality of the information presented. In reaching its determination and making its recommendation, PAS’ transactions committee did not consider the liquidation value of PAS to be a relevant valuation method because it considered PAS to be a viable going concern. In addition, PAS’ transactions committee did not consider firm offers made by unaffiliated persons during the last two years, as no such offers were made during that time. Furthermore, PAS’ transactions committee did not consider the prices paid in connection with the repurchases of PAS common stock during the past two years described in “Certain Information Concerning PAS—Purchase of Equity Securities” beginning on page 186 of this proxy statement/prospectus, because it believed that PAS had an intrinsic value which was not always reflected in the price of PAS’ common stock. Finally, PAS’ transactions committee did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of PAS as a going concern but rather is indicative of historical costs. PAS’ net book value per share as of June 30, 2009 was $13.38, which is substantially below the value of the merger consideration.

In reaching the conclusion that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo), and in approving the merger agreement and the transactions contemplated thereby, PAS’ board of directors considered a number of factors, including the following material factors:

•

the determination of PAS’ transactions committee that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo), which contributed to PAS’ board of directors’ determination as to fairness because it supported PAS’ board of directors’ view that the terms of the transaction were the result of a fair process and an active negotiation between PepsiCo and PAS’ transactions committee;

•

the unanimous recommendation of PAS’ transactions committee that PAS’ board of directors approve the merger agreement and the transactions contemplated thereby, which contributed to PAS’ board of directors’ determination as to fairness because PAS’ board of directors had resolved not to recommend any transaction for PAS’ stockholder approval without a prior favorable recommendation of any such transaction by PAS’ transactions committee; and

•

the factors referred to above as having been taken into account by PAS’ transactions committee, including the amount of the merger consideration in general and in comparison to the last unaffected sales price and the original price proposed by PepsiCo, the terms of the merger agreement, and the receipt by PAS’ board of directors of the opinion of Goldman Sachs that, as of August 3, 2009 and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of shares of PAS common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders.

PAS’ board of directors also believes that sufficient procedural safeguards were present to ensure the fairness of the transaction. PAS’ board of directors reached this conclusion based on, among other things:

•

the fact that PAS’ transactions committee is comprised solely of independent directors who are not employees of PAS, are not affiliated with PepsiCo or any of its affiliates, and were appointed solely to represent the interests of PAS stockholders other than PepsiCo and its affiliates, which contributed to PAS’ board of directors’ determination as to fairness because PAS’ board of directors believed these directors could objectively evaluate PepsiCo’s proposal; and

•

the terms of the merger agreement were the result of negotiations between representatives of PepsiCo, on the one hand, and PAS’ transactions committee and its advisors, on the other hand, which contributed to PAS’ board of directors’ determination as to fairness because it supported PAS’ board of directors’ view that the transaction was procedurally fair to PAS’ unaffiliated stockholders.

In light of the procedural protections described above, PAS’ transactions committee and PAS’ board of directors did not consider it necessary either to require a separate affirmative vote of a majority of PAS’ unaffiliated stockholders other than in connection with an intervening event change of recommendation or to retain an unaffiliated representative (other than PAS’ transactions committee and its legal advisor) to act solely on behalf of PAS stockholders (other than PepsiCo or any affiliate of PepsiCo) for purposes of negotiating the terms of the merger agreement or preparing a report concerning the fairness of the merger agreement and the merger.

The discussion of the information and factors considered by PAS’ board of directors is not intended to be exhaustive, but indicates the material matters considered. In reaching its determination to approve the merger agreement and the transactions which it contemplates, PAS’ board of directors did not quantify, rank or assign any relative or specific weight to, the foregoing factors, and individual directors may have considered various factors differently. PAS’ board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. PAS’ board of directors based its determination on the totality of the information presented. In reaching its determination, PAS’ board of directors did not consider the liquidation value of PAS to be a relevant valuation method because it considered PAS to be a viable going concern. In addition, PAS’ board of directors did not consider firm offers made by unaffiliated persons during the last two years, as no such offers were made during that time. Finally, PAS’ board of directors did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of PAS as a going concern but rather is indicative of historical costs. PAS’ net book value per share as of June 30, 2009 was $13.38, which is substantially below the value of the merger consideration.

PAS’ board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of PAS stockholders (other than PepsiCo, Metro and the other affiliates of PepsiCo). Accordingly, PAS’ board of directors unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, and unanimously recommends that PAS stockholders vote “FOR” the proposal to adopt and approve the merger agreement.

PepsiCo’s Reasons for, and Purpose of, the Merger

The purpose of the merger is for PepsiCo to acquire the equity interest in PAS that it or its subsidiaries do not already own. In PepsiCo’s view, the merger would combine PAS’ bottling business with PepsiCo’s franchise company and create a more fully-integrated supply chain and go-to-market business model, improving the effectiveness and efficiency of the distribution of the PepsiCo brands distributed by PAS and enhancing accelerated revenue growth of PepsiCo following completion of the merger. PepsiCo believes that the merger would create a leaner, more agile business model, provide a stronger foundation for the future growth of PepsiCo and allow PepsiCo to realize operational benefits and cost synergies primarily in North America including, among others, an ability to bring product and package innovation to market more quickly, more streamlined manufacturing and distribution systems, elimination of redundant general and administrative costs and public company costs, greater flexibility in how PepsiCo goes to market, by product and channel, improved national account coordination and a greater ability to react quickly to technological advances and to changes in the marketplace.

PepsiCo views the merger as an important one in light of the evolving changes in the operating environment of the industry largely within North America, including the emergence of new competitors and the development of non-carbonated drinks, which have different economics and different distribution systems than carbonated soft drinks. Upon completion of the merger and the related integration processes, PepsiCo would handle distribution of approximately 44% of its total North American beverage volume, including both its direct-store-delivery and warehouse systems. Upon completion of the merger and the PBG merger and the related integration processes, PepsiCo would handle distribution of approximately 80% of its total North American beverage volume, including both its direct-store-delivery bottling system and other liquid refreshment beverage warehouse systems.

PepsiCo believes that it could realize significant synergies relating to reduction of redundant costs, achieving scale efficiencies and realizing new revenue opportunities as a result of the acquisition.

Position of PepsiCo and Metro Regarding Fairness of the Merger

The rules of the SEC require PepsiCo and Metro to express their belief as to the fairness of the merger to the unaffiliated stockholders of PAS. PepsiCo and Metro believe that the merger is both procedurally and substantively fair to such stockholders. PepsiCo and Metro base this belief on the following factors, each of which, in their judgment, supports their view as to the fairness of the merger:

•

as the merger consideration, PepsiCo will pay cash for 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under Delaware law, and issue 0.5022 shares of PepsiCo common stock (which had a value of $28.50 based on the PepsiCo common stock closing price of $56.75 on July 31, 2009) for each of the remaining 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under Delaware law, to provide for an aggregate 50% cash/50% stock allocation. PepsiCo and Metro believe that this is relevant to the following factors supporting their view as to the fairness of the merger:

•	the aggregate value of the merger consideration of $28.50 per share, as described above, represents a premium of:

•

43.4% to the closing price of the shares of PAS common stock on April 17, 2009, the last trading day prior to the date of the announcement of PepsiCo’s proposal of April 19, 2009 to acquire the outstanding shares of PAS that it did not already own for $11.64 in cash and 0.223 shares of PepsiCo common stock per share of PAS common stock;

•	63.4% to the 30-day average closing prices of the shares of PAS common stock for the 30-day period prior to the date of the announcement of the April 19 proposal;

•	44.6% to the closing price of the shares of PAS common stock on April 13, 2009, the last trading day one week prior to the date of the announcement of the April 19 proposal;

•	79.6% to the closing price of the shares of PAS common stock on March 20, 2009, the last trading day one month prior to the date of the announcement of the April 19 proposal;

•	9.0% to the closing price of the shares of PAS common stock on August 3, 2009, the last trading day prior to the date of the announcement of the merger, on August 4, 2009;

•	7.6% to the 30-day average closing prices of the shares of PAS common stock for the 30-day period prior to the date of the announcement of the merger;

•	5.6% to the closing price of the shares of PAS common stock on July 28, 2009, the last trading day one week prior to the date of the announcement of the merger; and

•	5.9% to the closing price of the shares of PAS common stock on July 6, 2009, the last trading day one month prior to the date of the announcement of the merger.

•

PepsiCo believes that these premiums support its view as to the fairness of the merger agreement and the merger because the implied value of the consideration payable in the merger represents what PepsiCo believes to be attractive premiums to the prices at which the PAS stock traded during the various periods or at the various dates described above, which include periods and dates not only prior to the public announcement of PepsiCo’s initial proposal but also periods and dates during or at which the public was aware of PepsiCo’s proposals.

•

PAS stockholders who receive all or part of the merger consideration in respect of their shares in the form of shares of PepsiCo common stock will be able to participate and share in the future earnings or growth of PepsiCo and its subsidiaries or benefit from increases, if any, in the value of PepsiCo and its subsidiaries, following completion of the merger, as well as following completion of the PBG merger, which PepsiCo believes support its view as to the fairness of the merger agreement and the merger because (i) it will allow PAS stockholders to participate, subject to the cash election and proration procedures described in this proxy statement/prospectus, in such earnings, growth and increases through the date of the closing of the merger and (ii) it will allow certain PAS stockholders to participate, subject to the cash election and proration procedures described in this proxy statement/prospectus, in such earnings, growth and increases after the date of the closing on a basis that is potentially more tax-efficient than would be the case if such stockholders received cash in the merger and reinvested such cash in PepsiCo shares;

•

PAS stockholders unaffiliated with PepsiCo or Metro and who do not properly exercise and perfect appraisal rights with respect to their shares of PAS common stock may elect to receive the merger consideration for some or all of their shares of PAS common stock in the form of $28.50 in cash, if they do not wish to receive shares of PepsiCo common stock, subject to proration procedures. For those stockholders who receive merger consideration for their shares of PAS common stock in the form of cash, the merger, once completed, will move the risk of PAS’ future financial performance away from public stockholders, who do not have the power to control decisions made with respect to PAS’ business, to PepsiCo, who will have the power to control such decisions pursuant to the completion of the merger. This will eliminate the exposure of such stockholders to fluctuations in the market price of PAS common stock, particularly in the current economic environment, which PepsiCo believes supports its view as to the fairness of the merger; and

•

the merger is not subject to a financing condition, which limits the execution risk attached to the completion of the merger, subject to satisfaction of the conditions to the completion of the merger as described in this proxy statement/prospectus, and thus makes it more likely that the merger will be consummated promptly if PAS stockholders approve the merger, which PepsiCo believes supports its view as to the fairness of the merger.

In addition, PepsiCo and Metro believe that the merger is procedurally fair to the unaffiliated stockholders of PAS, based on the following factors:

•

adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of PAS common stock entitled to vote (except, if PAS’ board of directors makes an intervening event change of recommendation, then the affirmative vote of a majority of the outstanding shares of PAS common stock not held by PepsiCo or any of its affiliates (including Metro), PAS’ directors and officers or Robert C. Pohlad or certain persons or entities affiliated with him);

•

PAS’ board of directors, after considering the unanimous recommendation of PAS’ transactions committee comprised entirely of independent directors (which reached its conclusion after consultation with its legal and financial advisors), has approved and declared advisable the merger agreement, has determined that it and the merger are fair to and in the best interests of PAS and its stockholders (other than PepsiCo and its affiliates), and has recommended that PAS stockholders vote for approval of the proposal to adopt the merger agreement; and

•

PAS’ transactions committee requested and received from Goldman Sachs an opinion, delivered orally and subsequently confirmed in writing, that, as of August 3, 2009 and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of shares of PAS common stock, taken in the aggregate, pursuant to the merger agreement, was fair from a financial point of view to such holders.

PepsiCo believes that the process employed by PAS’ board of directors and transactions committee helped produce a transaction that is fair to the unaffiliated stockholders of PAS and accordingly PepsiCo believes this process supports its view as to the fairness of the merger. In particular, PepsiCo believes that the ability of the PAS board to make an intervening event change of recommendation and subject the merger to a “majority of the minority” vote provides added protection to the unaffiliated PAS stockholders in the event certain unforeseen circumstances occur before the PAS stockholder vote as more fully described under “The Merger Agreement”.

PepsiCo and Metro also considered the following factors, each of which they considered to be negative in their considerations concerning the fairness of the terms of the transaction:

•

any PAS stockholders who receive merger consideration in the form of cash in exchange for all of their shares of PAS common stock will cease to participate in the future earnings or growth of PepsiCo and its subsidiaries or benefit from increases, if any, in the value of PepsiCo and its subsidiaries, following completion of the merger as well as following completion of the PBG merger;

•	as to the merger consideration, PepsiCo’s and Metro’s interests are adverse to the financial interests of PAS stockholders unaffiliated with PepsiCo or Metro;

•

the form of merger consideration received by stockholders unaffiliated with PepsiCo and Metro in exchange for their shares of PAS common stock cannot be guaranteed due to proration procedures, and if proration procedures are applied as described elsewhere in this proxy statement/prospectus, PAS stockholders may not receive the form of merger consideration that they choose to receive in exchange for their shares of PAS common stock;

•	there is a risk that conditions to the completion of the merger or the PBG merger may not be satisfied and, therefore, that either or both mergers may not be completed; and

•	adoption of the merger agreement does not require the approval of a majority of only those PAS stockholders who are unaffiliated with PepsiCo or Metro except in certain limited circumstances.

PepsiCo and Metro did not find it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

In reaching their conclusion as to fairness, PepsiCo and Metro did not consider the liquidation value of PAS because they consider PAS to be a viable going concern and have no plans to liquidate PAS. The liquidation of PAS was not considered to be a viable course of action based on PepsiCo’s and Metro’s desire for PAS to continue to conduct its business following completion of the merger and remain an integral component of PepsiCo’s overall strategy. Therefore, PepsiCo and Metro believe that the liquidation value of PAS is irrelevant to a determination as to whether the merger is fair to PAS stockholders unaffiliated with PepsiCo or Metro, and no appraisal of liquidation value was sought for purposes of valuing PAS common stock.

Further, net book value, which is an accounting concept, was not considered as a factor because PepsiCo and Metro believe that net book value is not a material indicator of the value of PAS as a going concern but rather is indicative of historical costs.

PepsiCo and Metro are not aware of any firm offers made by a third party to acquire PAS during the past two years and in any event neither PepsiCo nor Metro, nor any other subsidiary of PepsiCo, has any intention of selling or otherwise disposing of the shares of PAS common stock that are currently owned by it in another transaction or voting its shares of PAS common stock in favor of another transaction. Third-party offers were therefore not considered by PepsiCo or Metro in reaching their conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by PepsiCo and Metro is not intended to be exhaustive, but includes the factors considered by PepsiCo and Metro that each believes to be material.

Effects of the Merger on PAS

As a result of the merger, PAS will merge with and into Metro. Metro will be the surviving corporation in the merger. After completion of the merger, the certificate of incorporation of Metro in effect as of the effective time of the merger will be the certificate of incorporation of the surviving corporation, and the bylaws of Metro in effect as of the effective time of the merger will be the bylaws of the surviving corporation. PepsiCo has agreed that, for a period of six years after the effective time of the merger, it will cause to be maintained in effect provisions in the surviving corporation’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement in PAS’ restated certificate of incorporation and amended and restated bylaws. See “Interests of Certain Persons in the Merger—Indemnification and Insurance” beginning on page 162 of this proxy statement/prospectus.

Public Stockholders

Following completion and as a result of the merger, there will no longer be any publicly held shares of PAS common stock. Notwithstanding that certain PAS stockholders will receive all or a portion of the merger consideration in respect of their shares in the form of PepsiCo common stock, PAS’ public stockholders will no longer have any direct interest in the surviving corporation. Those stockholders who receive all of the merger consideration in respect of their shares in the form of cash will not participate in the surviving corporation’s future earnings and potential growth as a subsidiary of PepsiCo and will no longer bear the risk of any losses incurred in the operation of the surviving corporation’s business as a subsidiary of PepsiCo or of any decreases in the value of that business. Those stockholders receiving shares of PepsiCo common stock as merger consideration for their shares of PAS common stock will only participate in the surviving corporation’s future earnings and potential growth through their ownership of PepsiCo common stock. All of the other incidents of direct stock ownership in PAS, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from PAS will be extinguished upon completion of the merger.

Stock Exchange Delisting and Deregistration

As promptly as practicable following completion of the merger, Metro, as successor to PAS, will cause PAS common stock to be delisted from the New York Stock Exchange and deregistered under the Exchange Act. Registration under the Exchange Act may be terminated upon application to the SEC if the shares of PAS common stock are neither listed on a national securities exchange nor held by 300 or more holders of record. As a result of such deregistration, PAS will no longer be required to file reports with the SEC or otherwise be subject to the United States federal securities laws applicable to public companies.

Effect on Net Book Value and Net Earnings of PepsiCo

The table below sets forth the direct and indirect interest of PepsiCo and Metro in PAS’ net book value and net earnings before and after the merger, based on the historical net book value of PAS as of, and the historical net earnings of PAS for, the year ended January 3, 2009.

	Ownership Prior to the Merger				Ownership After the Merger
	Net Book Value		Earnings		Net Book Value		Earnings
	$ (in millions)%		$ (in millions)%		$ (in millions)%		$ (in millions)%
PepsiCo	694	43.4	102	43.4	1,600	100	236	100
Metro	432	27.0	64	27.0	1,600	100	236	100

Plans for PAS

If the merger is completed, PAS will be merged with and into Metro, and Metro will be the surviving corporation. Following such completion PepsiCo currently expects that the surviving corporation’s operations will be conducted as a dedicated bottling business within PepsiCo and that the surviving corporation’s headquarters will initially be located in Westchester County, New York.

PepsiCo has reviewed and will continue to review various potential business strategies that it may consider in the event that the merger is completed. PepsiCo expects to continue to review PAS’ assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what other changes, if any, would be appropriate or desirable. PepsiCo expressly reserves the right to make any changes that it deems necessary, appropriate or convenient in light of its review or future developments.

Pursuant to the terms of the merger agreement, PAS will merge with and into Metro, with Metro being the surviving company, and at the effective time of the merger the current officers and directors of Metro (all of whom are employees of PepsiCo) will be the officers and directors of the surviving company.

PepsiCo currently plans that at the closing of the mergers with PBG and PAS it will form a new operating unit that will be called PepsiCo Bottling North America, or PBNA. Eric J. Foss, current chairman and CEO of PBG, will become the CEO of PBNA, reporting directly to PepsiCo Chairman and CEO Indra Nooyi. PBNA will comprise all current PBG and PAS operations in the United States, Canada and Mexico, and will account for about three-quarters of the volume of PepsiCo’s North American bottling system, with independent franchisees accounting for the rest. PBNA will be separate from PepsiCo’s brand-oriented PepsiCo Americas Beverages (PAB) operating unit, which will continue to oversee independent bottlers and Gatorade and Tropicana operations. Current PBG and PAS operations in Europe and Russia will be managed by PepsiCo’s Europe unit when the mergers are completed.

On December 8, 2009 PepsiCo announced that it had reached an agreement with Dr Pepper Snapple Group, Inc. (“DPSG”) to manufacture and distribute certain DPSG products following completion of the mergers. Under the terms of the agreement, DPSG will receive an upfront payment of $900 million payable upon closing of the mergers with PBG and PAS. In exchange, PepsiCo will be entitled to manufacture and distribute Dr Pepper and certain other DPSG products in the territories where they are currently distributed by PBG and PAS. The agreement between PepsiCo and DPSG, which will replace existing agreements PBG and PAS have with DPSG, will have an initial term of 20 years, with automatic 20 year renewals thereafter. In connection with its agreement with DPSG, PepsiCo agreed to treat as confidential certain DPSG information, including non-public information relating to DPSG concentrate pricing, marketing, promotional or media programs and information related to the introduction of new brands or line extensions, provided by DPSG to PepsiCo. PepsiCo also agreed to certain procedures with respect to the treatment of such confidential information within PepsiCo.

Except as otherwise described in this proxy statement/prospectus, PepsiCo has no current plans or proposals or negotiations that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving PAS or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of PAS or any of its subsidiaries; (iii) any material change in the indebtedness or capitalization of PAS; (iv) any change in the present board of directors or management of PAS, including, but not limited to, any plans or proposals to change the number or the term of directors and to fill any existing vacancies on PAS’ board of directors or to change any material term of the employment contract of any executive officer; or (v) any other material change in PAS’ corporate structure or business. See “—PepsiCo’s Reasons for, and Purpose of, the Merger,” “The Merger Agreement—Structure of the Merger” and “The PBG Merger” beginning on pages 53, 108 and 127, respectively, of this proxy statement/prospectus.”

PepsiCo currently does not intend to declare any dividends on the shares of Metro common stock following completion of the merger, although it reserves the right to change Metro’s dividend policy. PAS’ existing dividend policy provides for the payment of quarterly cash dividends. See “Summary—Share Information and Dividends” and “Summary—Comparative Stock Prices and Dividends” beginning on pages 11 and 19, respectively, of this proxy statement/prospectus.

Certain PAS Forecasts

PAS does not as a matter of course make public financial forecasts as to future performance, earnings or other results beyond the current fiscal year, and PAS is especially cautious of making financial forecasts for extended periods due to the unpredictability of the underlying assumptions and estimates. However, PAS provided to its financial advisor, Goldman Sachs, and PAS’ board of directors and transactions committee certain non-public financial forecasts that were prepared by PAS management in connection with the evaluation of a possible transaction between PAS and PepsiCo and not for public disclosure. PAS has included below these PAS forecasts to give PAS stockholders access to certain non-public information that was furnished to and considered by PAS’ financial advisor and PAS’ board of directors and transactions committee in connection with the evaluation of a possible transaction between PAS and PepsiCo.

PAS forecasts provided to PAS’ financial advisor included 4-year projections of revenue and EBITDA, prepared by PAS management as of April 25, 2009. The projections reflected a management revenue forecast of a 4.2% compound annual growth rate from 2009E to 2012E. They also reflected a management EBITDA forecast of a 6.2% compound annual growth rate from 2009E to 2012E. These projections of revenue and EBITDA assumed that PAS would continue its business generally as then conducted and that PAS would not take any extraordinary actions, such as dispositions of assets or properties or refinancing of indebtedness, and the projections did not take into account the merger or any of the transactions contemplated by the merger agreement.

A chart summarizing the projections utilized by PAS’ financial advisor and reviewed by PAS’ board of directors and transactions committee is set forth below.

Summary of PAS Forecasts as of April 25, 2009

	Fiscal Year Ending December
	Management Projections				CAGR
	2009E	2010E	2011E	2012E	2009E-2012E
	(in millions, except per share data)
Income Statement
Total Revenue	$4,753	$4,954	$5,166	$5,381	4.2%
EBITDA	650	679	729	778	6.2%

These PAS forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles. In addition, these PAS forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, PAS’ independent registered public accounting firm or any other independent accountants. The summary of these PAS forecasts is not being included in this document to influence your decision whether to vote for or against the merger, but because these PAS forecasts were provided by PAS to PAS’ financial advisor and PAS’ board of directors and transactions committee in connection with the evaluation of a possible transaction between PAS and PepsiCo. The inclusion of PAS forecasts in this document will not be deemed an admission or representation by PepsiCo, PAS, PAS’ board of directors or transactions committee or their respective advisors that these PAS forecasts are viewed by any of them as material information of PAS.

These PAS forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of PAS. Important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to PAS’ business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Forward-Looking Statements” beginning on page 100 of this proxy statement/prospectus. These PAS forecasts also reflect assumptions as to certain business decisions that are subject to change. Furthermore, because these PAS forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, actual results may differ materially from those contained in these PAS forecasts. Accordingly, there can be no assurance that these PAS forecasts will be realized or that PAS’ future financial results will not materially vary from these PAS forecasts.

The inclusion of these PAS forecasts in this document should not be regarded as an indication that PAS or its affiliates, advisors or representatives considered these PAS forecasts to be predictive of actual future events, and these PAS forecasts should not be relied upon as such. Neither PAS nor its affiliates, advisors or representatives can give you any assurance that actual results will not differ from these PAS forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these PAS forecasts to reflect circumstances existing after the date these PAS forecasts were generated or to reflect the occurrence of future events, including the merger or any of the transactions contemplated by the merger agreement, even in the event that any or all of the assumptions underlying these PAS forecasts are shown to be in error. PAS does not intend to make publicly available any update or other revision to these PAS forecasts. Since the date of these PAS forecasts, PAS has made publicly available its actual results of operations for the quarter and six months ended July 4, 2009. You should review PAS’ Quarterly Report on Form 10-Q for the quarter ended July 4, 2009 for this information. Neither PAS nor its affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding PAS’ ultimate performance compared to the information contained in these PAS forecasts or that forecasted results will be achieved. PAS has made no representation to PAS’ financial advisor or PepsiCo, in the merger agreement or otherwise, concerning these PAS forecasts.

PepsiCo and PBG Forecasts

Goldman Sachs, PAS’ financial advisor, and PAS’ board of directors and transactions committee reviewed certain publicly available research analyst estimates of the future financial performance of PepsiCo and PBG, as modified by PAS. PAS has included below these forecasts to give PAS stockholders access to information that was furnished to and considered by PAS’ financial advisor and PAS’ board of directors and transactions committee in connection with the evaluation of a possible transaction between PAS and PepsiCo. The forecasts relative to PepsiCo represent street estimates as of July 31, 2009, as adjusted by PAS management. The forecasts relative to PBG represent street estimates as of July 31, 2009, as adjusted by PAS management.

A chart summarizing the forecasts utilized by PAS’ financial advisor and reviewed by PAS’ board of directors and transactions committee is set forth below.

	PepsiCo				PBG
	2009E	2010E	2011E	2012E	2009E	2010E	2011E	2012E
	(in millions except per share data)
Net income	$5,843.2	$6,077.1	$6,504.8	$7,122.8	$511.0	$542.9	$564.3	$603.8
EPS	3.69	3.98	4.30	4.71	2.40	2.57	2.75	2.94

These forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles. These forecasts were prepared by PAS management, not PepsiCo or PBG, and were not reviewed or approved by PepsiCo or PBG. In addition, these forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, PAS’, PBG’s or PepsiCo’s independent registered public accounting firm or any other independent accountants. These forecasts are not being included in this document to influence your decision whether to vote for or against the merger, but because these forecasts were reviewed by PAS’ financial advisor and PAS’ board of directors and transactions committee in connection with the evaluation of a possible transaction between PAS and PepsiCo. The inclusion of these forecasts in this document will not be deemed an admission or representation by PepsiCo, PBG, PAS, PAS’ board of directors or transactions committee or their respective advisors that these forecasts are viewed by any of them as material information.

These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of PepsiCo and PBG. Important factors that may affect actual results and cause these financial forecasts to not be achieved include, but are not limited to, risks and uncertainties described under “Forward-Looking Statements” beginning on page 100 of this proxy statement/prospectus. These forecasts also reflect assumptions as to certain business decisions that are subject to change. Furthermore, because these forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, actual results may differ materially from those contained in these forecasts. Accordingly, there can be no assurance that these forecasts will be realized or that future financial results will not materially vary from these forecasts.

The inclusion of these forecasts in this document should not be regarded as an indication that PAS or its affiliates, advisors or representatives considered these forecasts to be predictive of actual future events, and these forecasts should not be relied upon as such. Neither PAS nor its affiliates, advisors or representatives can give you any assurance that actual results will not differ from these forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these forecasts to reflect circumstances existing after the date these forecasts were generated or to reflect the occurrence of future events, including the merger or the PBG merger or any of the transactions contemplated by the merger agreement or the PBG merger agreement, respectively, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. PAS does not intend to make publicly available any update or other revision to these forecasts. Since the date of these forecasts, PepsiCo and PBG have made publicly available their actual results of operations for the 12 and 36 weeks ended September 5, 2009 and certain other information. You should review PepsiCo’s and PBG’s Quarterly Reports on Form 10-Q for the quarter ended September 5, 2009 and other SEC filings for this information. Neither PAS nor its affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding PepsiCo’s or PBG’s ultimate performance compared to the information contained in these forecasts or that forecasted results will be achieved.

Opinion of PAS’ Financial Advisor

PAS’ board of directors retained Goldman Sachs as financial advisor in connection with the merger and, following the formation of PAS’ transactions committee, Goldman Sachs also acted as financial advisor to PAS’ transactions committee. In connection with this engagement, at a meeting of PAS’ board of directors and PAS’ transactions committee of PAS’ board of directors, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, that as of August 3, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of shares of PAS common stock, taken in the aggregate, pursuant to the merger agreement was fair from a financial point of view to such holders. PAS’ transactions committee and board of directors expressly adopted the conclusion and analyses of Goldman Sachs as set forth in such opinion.

The full text of the written opinion of Goldman Sachs, dated August 3, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B. Goldman Sachs provided its opinion for the information and assistance of PAS’ board of directors and PAS’ transactions committee in connection with their consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of PAS common stock should vote or make any election with respect to the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	the PBG merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of PAS for the five fiscal years ended January 3, 2009 and for PepsiCo and PBG for the five fiscal years ended December 27, 2008;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of PAS, PepsiCo and PBG;

•	certain other communications from PAS, PepsiCo and PBG to their respective stockholders;

•

certain publicly available research analyst estimates of the future financial performance of PepsiCo and PBG, as modified by PAS, that PAS instructed Goldman Sachs to use for purposes of rendering its opinion (the “PepsiCo and PBG Forecasts”);

•	certain internal financial analyses and forecasts for PAS prepared by its management, as approved for Goldman Sachs’ use by PAS (together with the PepsiCo and PBG Forecasts, the “Forecasts”); and

•	certain cost savings and operating synergies for PepsiCo projected by the management of PAS to result from the merger and the PBG merger and approved for Goldman Sachs’ use by PAS (the “Synergies”).

With the consent of PAS, Goldman Sachs’ review of PBG’s business operations, financial condition and future prospects was limited to its discussions with management of PAS and PepsiCo and its review of publicly available information and certain research analysts’ estimates for PBG. Goldman Sachs also held discussions with members of the senior management of PAS and PepsiCo regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the PBG merger and the past and current business operations, financial condition and future prospects of PAS, PepsiCo and PBG. In addition, Goldman Sachs reviewed the reported price and trading activity for PAS common stock, PepsiCo common stock and PBG common stock, compared certain information for PAS and PepsiCo with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the beverage and bottling industries specifically and in other industries generally and performed such other studies and analyses, and considered such other factors as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it and Goldman Sachs did not assume any liability for any such information. In that regard, Goldman Sachs assumed with the consent of PAS that the Forecasts and the Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of PAS. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of PAS, PepsiCo or PBG or any of their respective affiliates, nor was any evaluation or appraisal of the assets or liabilities of PAS, PepsiCo or PBG or any of their respective affiliates furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger and the PBG merger will be obtained without any adverse effect on PAS, PepsiCo or PBG or on the expected benefits of the merger or the PBG merger in any way meaningful to its analysis. It also assumed that the merger and the PBG merger will be consummated on the terms set forth in the merger agreement and the PBG merger agreement, respectively, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. In addition, it did not express any opinion as to the impact of the merger or the PBG merger on the solvency or viability of PAS, PepsiCo or PBG or the ability of PAS, PepsiCo or PBG to pay its obligations when they come due, and the opinion did not address any legal, regulatory, tax or accounting matters.

Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with PAS. PAS informed Goldman Sachs that PepsiCo and its affiliates beneficially own approximately 43% of the issued and outstanding PAS common stock and have change in control rights under their bottling agreements with PAS that would be triggered if PAS were to sell itself to a third party. PAS informed Goldman Sachs that PepsiCo indicated to PAS that it had no interest in pursuing or permitting a business combination involving PAS or any of its operations other than a transaction in which PepsiCo and its affiliates would purchase the PAS common stock it does not already beneficially own. PAS informed Goldman Sachs that, to its knowledge, no third parties other than PepsiCo and its affiliates made any proposal to purchase most or all of the outstanding PAS common stock as a single block since the public announcement of PepsiCo’s April 19 proposal. Goldman Sachs’ opinion did not address any legal, regulatory, tax or accounting matters nor did it address the underlying business decision of PAS to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to PAS. Goldman Sachs’ opinion addressed only the fairness from a financial point of view, as of the date of the opinion, of the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of PAS common stock, taken in the aggregate, pursuant to the merger agreement. Goldman Sachs’ opinion did not express any view on, and did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of PAS; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of PAS, or class of such persons in connection with the merger, whether relative to the exchange ratio and the cash election price to be paid to the holders (other than PepsiCo and its affiliates) of PAS common stock, taken in the aggregate, pursuant to the merger agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs did not express any opinion as to the prices at which shares of PepsiCo common stock will trade at any time. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to PAS’ board of directors and PAS’ transactions committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 31, 2009, the last trading day prior to the day on which the PepsiCo made its final price per share proposal, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs analyzed the merger consideration to be received by holders of PAS common stock pursuant to the merger agreement, assuming a $28.50 value for such consideration (based on the closing price of $56.75 per share of PepsiCo common stock on July 31, 2009) in relation to the historical trading price of PAS common stock. The purpose of this analysis was to assist PAS’ board of directors and transactions committee in understanding how the value of the merger consideration compared to recent historical market prices of PAS common stock. This analysis indicated that the implied merger consideration in the amount of $28.50 per share of PAS common stock represented:

•

a premium of 43.4% based on the market price of $19.88 per share on April 17, 2009, the last trading day before PepsiCo announced publicly its proposal to acquire all the shares of PAS common stock and PBG common stock that PepsiCo did not already own;

•	a premium of 6.4% based on the market price of $26.78 per share on July 31, 2009;

•	a premium of 6.1% based on the 52-week high market price of $26.87 per share for the period ended April 17, 2009; and

•	a premium of 63.4% based on the 30-day average market price of $17.45 per share for the period ended April 17, 2009.

Selected Transactions Analysis. Goldman Sachs analyzed the premiums paid in 671 selected transactions completed and announced from January 1, 2000 to June 30, 2009. The 671 transactions were derived from the SDC Domestic Mergers database (an independent data source) and comprised transactions listed in the database for that period in which the aggregate consideration paid exceeded $1 billion, excluding the following types of transactions: transactions in which the acquiror was a significant shareholder of the target; transactions with an undisclosed value; spinoffs; recapitalizations; self-tenders; repurchases; deals in which a company acquired a minority stake in the target company; and nationalization transactions. Goldman Sachs performed this analysis for the purpose of assisting PAS’ board of directors and transactions committee in understanding how the premium in this merger, represented by the merger consideration relative to historical market prices as discussed in the preceding paragraph, compared with the premiums paid in a broad spectrum of historical third party acquisition transactions. None of the 671 selected historical transactions was necessarily directly comparable to this merger, where, as Goldman Sachs indicated in its presentation, the aggregate consideration of the merger was approximately $2.036 billion and the acquiror, PepsiCo, held approximately 43% of the issued and outstanding PAS common stock. Goldman Sachs analyzed the premiums based on the consideration paid in the relevant transaction relative to the closing price of the target’s common stock one trading day prior to the announcement of the relevant transaction. For the 349 transactions derived from the database as described above in which the purchase price was all cash, with aggregate consideration ranging from the acquisition of JP Realty Inc. by General Growth Properties Inc. for an aggregate consideration of $1.0 billion to the acquisition of Anheuser-Busch Companies Inc. by InBev NV for an aggregate consideration of $52.2 billion, Goldman Sachs calculated a median premium to share price one trading day prior to announcement of 25%; for the 189 transactions derived from the database as described above in which the purchase price included a combination of cash and stock, ranging from the acquisition of Summit Properties Inc. by Camden Property Trust for an aggregate consideration of $1.0 billion to the acquisition of BellSouth Corp. by AT&T Inc. for an aggregate consideration of $72.7 billion, Goldman Sachs calculated a median premium to share price one trading day prior to announcement of 23%; and for the 133 transactions derived from the database as described above in which the purchase price was all stock, ranging from the acquisition of Hadco Corp. by Sanmina Corp. for an aggregate consideration of $1.0 billion to the acquisition of Time Warner by America Online Inc. for an aggregate consideration of $164.7 billion, Goldman Sachs calculated a median premium to share price one trading day prior to announcement of 23%.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain public market multiples for PAS to corresponding public market multiples for the following publicly traded corporations in the beverage industry:

•	Hansen Natural Corporation;

•	The Coca-Cola Company;

•	Coca-Cola Amatil Ltd.; and

•	PepsiCo. (collectively, the “Selected Beverage Companies”).

Goldman Sachs also reviewed and compared certain public market multiples for PAS to corresponding public market multiples for the following publicly traded corporations in the bottling industry:

•	Coca-Cola Hellenic Bottling Company S.A.;

•	Coca-Cola Icecek A.S.;

•	PBG; and

•	CCE (collectively, the “Selected Bottling Companies”).

Goldman Sachs also reviewed and compared certain public market multiples for PAS to corresponding public market multiples for Dr Pepper Snapple Group, Inc. (the “Hybrid Company”), which is a combination beverage and bottling company.

Although none of the selected companies is directly comparable to PAS, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of PAS. The purpose of this analysis was to assist PAS’ board of directors and transactions committee in understanding how the stock of companies in the beverage and bottling industries had been trading relative to commonly used financial metrics and the extent to which PAS common stock had been trading at a premium or discount to the multiples and ratios of these financial metrics represented by the trading prices of the stock of these other companies.

The multiples and ratios for PAS, PepsiCo, PBG and the other selected companies were based on SEC or other public filings, estimates from the Institutional Brokers’ Estimate System (IBES) and the closing prices of the selected companies’ respective common stock as of April 17, 2009 and July 31, 2009. With respect to the selected companies, Goldman Sachs calculated the following and compared them to the results for PAS:

•

enterprise value, or EV, which is the market value of common equity on a diluted basis (including outstanding warrants and options) plus the book value of total debt (including capital lease obligations), preferred equity and minority interest less cash and cash equivalents as of April 17, 2009 and July 31, 2009, as a multiple of EBITDA for the last twelve months period for which financial information was available (“LTM EBITDA”) as of April 17, 2009 and July 31, 2009;

•	EV as a multiple of estimated 2009 EBITDA on April 17, 2009 and July 31, 2009; and

•	price per share as a multiple of estimated 2009 earnings per share on April 17, 2009 and July 31, 2009.

The results of these analyses are summarized as follows:

	EV/ LTM EBITDA (as of April 17, 2009)	EV/ LTM EBITDA (as of July 31, 2009)	2009 EV/ EBITDA (as of April 17, 2009)	2009 EV/ EBITDA (as of July 31, 2009)	2009E Price/ Earnings (as of April 17, 2009)	2009E Price/ Earnings (as of July 31, 2009)
Selected Beverage Companies	9.4x - 19.9x	10.3x - 14.2x	8.7x - 10.9x	8.0x - 12.1x	14.1x - 16.9x	13.6x - 16.4x
Selected Bottling Companies	6.2x - 7.2x	6.6x - 9.2x	6.1x - 6.7x	6.7x - 8.2x	9.8x - 12.4x	12.6x - 15.4x
Hybrid Company	7.5x	8.4x	7.5x	8.1x	12.2x	14.0x
PAS	6.8x	8.4x	7.1x	8.6x	11.0x	14.0x

The results of these analyses for each company are as follows:

Company	EV / LTM EBITDA		2009E EV / EBITDA		2009E P / E
	July 31, 2009	April 17, 2009	July 31, 2009	April 17, 2009	July 31, 2009	April 17, 2009
Hansen Natural Corporation	14.2x	19.9x	8.0x	10.5x	13.6x	16.9x
The Coca-Cola Company	11.6x	10.9x	12.1x	10.9x	16.4x	14.4x
Coca-Cola Amatil Ltd.	10.4x	9.5x	9.6x	8.7x	15.8x	14.1x
PepsiCo.	10.3x	9.4x	10.0x	9.4x	15.4x	14.2x
Coca-Cola Hellenic Bottling Company S.A.	8.0x	6.3x	8.0x	6.5x	15.4x	11.2x
Coca-Cola Icecek A.S.	9.2x	7.2x	8.2x	6.1x	14.4x	9.8x
PBG	7.9x	6.4x	7.8x	6.7x	14.1x	11.5x
CCE	6.6x	6.2x	6.7x	6.4x	12.6x	12.4x
Dr Pepper Snapple Group, Inc.	8.4x	7.5x	8.1x	7.5x	14.0x	12.2x
PAS	8.4x	6.8x	8.6x	7.1x	14.0x	11.0x

Goldman Sachs also calculated EV as a multiple of LTM EBITDA, EV as a multiple of 2009 EBITDA and price per share as a multiple of estimated 2009 earnings per share for PAS based on Wall Street estimates and assuming merger consideration per share of $28.50 resulting in multiples of 8.7x, 8.9x and 14.8x, respectively.

Goldman Sachs applied an illustrative range of multiples of 6.5x to 7.5x LTM EBITDA, derived from the selected companies analysis, to calculate an illustrative range of implied values per share of PAS common stock, as compared with the value of the merger consideration, as set forth below:

Illustrative Range of Implied Values Per Share of PAS	Merger Consideration
$16-$22	$28.50

Selected Precedents. Goldman Sachs analyzed certain information relating to the following selected transactions in the beverage and bottling industries since January 1998 (in each case the acquiror is listed first and the target is listed second):

•	Coca-Cola Enterprises Inc. / CCBG Corporation and Texas Bottling Group, Inc.;

•	An investor group / DP Bottling Company of Texas;

•	Whitman Corporation / the former PepsiAmericas, Inc.;

•	Coca-Cola Enterprises Inc. / Hondo Incorporated and Herbco Enterprises, Inc;

•	The Pepsi Bottling Group, Inc. / Pepsi-Gemex S.A. de C.V.;

•	Coca-Cola FEMSA, S.A.B. de C.V. / Panamerican Beverages, Inc.; and

•	Cadbury Schweppes plc / Dr Pepper/Seven Up Bottling Group Inc.

While none of the acquired companies that participated in the selected transactions are directly comparable to PAS, the acquired companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of PAS’ results, market size and product profile. Goldman Sachs used its professional judgment to determine which acquired companies had operations that, for purposes of this analysis, may be considered similar to certain of PAS’ results, market size and product profile. Among the factors that Goldman Sachs took into account were the geographic location of these operations in the western hemisphere and these operations’ principal focus on bottling refreshment beverages for licensed brands, as opposed to brands that they own. The purpose of this analysis was to assist PAS’ board of directors and transactions committee in understanding how the enterprise value for these other target companies in the beverage and bottling industries, based upon the consideration paid for these target companies, compared with the commonly used financial metric of LTM EBITDA and the extent to which the enterprise value of PAS, based upon the merger consideration, represented a premium or discount to the multiples of LTM EBITDA represented by the enterprise value of these other targets.

For each of the selected transactions, Goldman Sachs calculated and compared, based on publicly available information, the EV as a multiple of LTM EBITDA. The following table presents the results of this analysis:

Year	EV/LTM EBITDA	Transaction
1998	13.1x	Coca-Cola Enterprises Inc. / CCBG Corporation and Texas Bottling Group, Inc.
1999	8.1x	Investor Group / DP Bottling Company of Texas
2000	11.8x	Whitman Corporation / PepsiAmericas, Inc.
2001	10.5x	Coca-Cola Enterprises Inc. / Hondo Incorporated and Herbco Enterprises, Inc.
2002	6.8x	The Pepsi Bottling Group, Inc. / Pepsi-Gemex S.A. de C.V.
2002	8.2x	Coca-Cola FEMSA, S.A.B. de C.V. / Panamerican Beverages, Inc.
2006	7.1x	Cadbury Schweppes plc / Dr Pepper/Seven Up Bottling Group Inc.

Goldman Sachs applied an illustrative range of multiples of 7.0x to 9.0x LTM EBITDA, derived from the selected precedents analysis, to calculate an illustrative range of implied values per share of PAS common stock, as compared with the merger consideration, as set forth below:

Illustrative Range of Implied Values Per Share of PAS	Merger Consideration
$19-$30	$28.50

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on PAS using the Forecasts. The purpose of this analysis was to assist PAS’ board of directors and transactions committee in understanding how the value of the merger consideration might compare with an illustrative range of values per share of PAS common stock based on the present value of the future cash flows projected in the Forecasts. Goldman Sachs calculated the illustrative standalone discounted cash flow value per share of PAS common stock using discount rates ranging from 7.00% to 8.00%, derived by using a weighted average cost of capital analysis based on certain financial metrics, including betas, for PAS and other companies in the beverage and bottling industries. Goldman Sachs calculated implied prices per share of PAS common stock using illustrative terminal values in the year 2012 based on perpetuity growth rates ranging from 1.00% to 2.00%, derived by Goldman Sachs using its professional judgment, taking into account current and historical data. These illustrative terminal values were then discounted using PAS illustrative discount rates and added to the net present value of the free cash flows for PAS for the years 2009 through 2012 to calculate implied indications of present values discounted to the beginning of August 2009. This analysis resulted in a range of illustrative present values of $22.56 to $35.33 per share of PAS common stock.

Illustrative Present Value of Future Share Price of PAS Analysis. Goldman Sachs performed an illustrative analysis of the present value of the future price per share of PAS. This method of financial analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple, plus any dividends paid by the company to common equity holders. For this analysis, Goldman Sachs used the Forecasts for the fiscal years 2009 to 2012.

Goldman Sachs first calculated the illustrative future value per share of PAS common stock from 2009 to 2011 by applying forward price-to-earnings multiple estimates of 11.0x, 13.0x and 15.0x for 2009 to 2011 multiplied by one year forward earnings per share estimates. These multiples were derived by Goldman Sachs using its professional judgment taking into account the one-year forward EBITDA multiples of publicly traded companies in the beverage and bottling industries. The illustrative future values per share in each year were then discounted back to August 1, 2009, including dividends, using a discount rate of 10.5% derived by utilizing a cost of equity analysis based on financial metrics, including betas, for PAS and other companies in the beverage and bottling industries. This analysis resulted in a range of present values per share of PAS common stock of $22.08-$31.91 for 2009 through 2011.

Illustrative Present Value of Future Share Price of PepsiCo Analysis. Goldman Sachs also performed an illustrative analysis of the implied present value of the merger consideration based on the present value of the future price per share of PepsiCo common stock on a pro forma basis giving effect to the merger and the PBG merger and based on the Forecasts and the estimates by the management of PAS of Synergies in the amount of $150 million in 2010, $225 million in 2011 and $300 million in 2012. This analysis excluded any potential negative synergies for PepsiCo resulting from the merger and the PBG merger, including the potential loss or modification of the terms of certain distribution contracts. This method of financial analysis is designed to provide an indication of the present value of a theoretical future value of PepsiCo equity as a function of PepsiCo’s estimated future earnings and its assumed price to future earnings per share multiple, plus any dividends paid by PepsiCo to common equity holders. Goldman Sachs calculated the illustrative future value per share of PepsiCo common stock from 2009 to 2011 by applying multiples of 14.7x (the next twelve months P/E multiple for PepsiCo common stock as of July 31, 2009) and 18.5x (the average next twelve month P/E multiple for PepsiCo common stock as of the three year period ending on April 17, 2009) to the one-year forward earnings per share estimates for PepsiCo on a pro forma basis as described in the preceding sentences. Goldman Sachs then discounted these illustrative future values per share back to August 1, 2009 using a discount rate of 6.5%, based on a cost of equity capital analysis for PepsiCo, and including future dividends. The cost of equity capital analysis for PepsiCo was based on certain financial metrics, including betas, for PepsiCo and other companies in the beverage and bottling industries. This analysis resulted in illustrative present values of the merger consideration per share of PAS common stock of $29.30-$35.06 for 2009 through 2011.

Illustrative Pro Forma Value Analyses. Goldman Sachs prepared illustrative pro forma analyses of the potential financial impact on PepsiCo from 2010 to 2012 of the acquisition of both PAS and PBG using the Forecasts with the estimates by management of PAS of Synergies in the amount of $150 million in 2010, $225 million in 2011 and $300 million in 2012. This analysis excluded any potential negative synergies for PepsiCo resulting from the merger and the PBG merger, including the potential loss or modification of the terms of certain distribution contracts. The purpose of this analysis was to assist PAS’ board of directors and transactions committee in understanding how the acquisition of PAS and PBG may impact the future earnings per share of PepsiCo. The results of these analyses are summarized below:

PepsiCo Acquisition of PAS + PBG Acquisition (with Synergies)	Accretion
2010 (Synergies of $150 million)	3.4%
2011 (Synergies of $225 million)	4.1%
2012 (Synergies of $300 million)	4.6%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to PAS, PepsiCo, PBG or the contemplated merger or PBG merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to PAS’ board of directors and PAS’ transactions committee as to the fairness from a financial point of view of the holders (other than PepsiCo and its affiliates) of the outstanding shares of PAS common stock of the exchange ratio and the cash election price to be paid to such holders, taken in the aggregate, pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of PAS, PepsiCo, PBG, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio and the cash election price were determined through negotiations between PAS and PepsiCo and were recommended by PAS’ transactions committee to PAS’ board of directors for its approval and approved by PAS’ board of directors. Goldman Sachs provided advice to PAS during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to PAS, PAS’ transactions committee or PAS’ board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to PAS’ board of directors and PAS’ transactions committee was one of many factors taken into consideration by PAS’ transactions committee in making its recommendation to PAS’ board of directors to approve the merger agreement and by PAS’ board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix B.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, PAS, PepsiCo or PBG and any of their respective affiliates or any currency or commodity that may be involved in the merger or the PBG merger for their own accounts and for the accounts of their customers. Goldman Sachs acted as financial advisor to PAS’ board of directors and PAS’ transactions committee in connection with, and participated in certain of the negotiations leading to, the merger. In addition, Goldman Sachs has provided certain investment banking and other financial services to PAS and its affiliates from time to time, including having acted as co-manager with respect to a public offering of PAS’ 4.375% Notes due February 2014 (aggregate principal amount $350,000,000) in February 2009. Goldman Sachs received aggregate fees of $150,150 for such services. During the last two years Goldman Sachs has not received any fees for investment banking or other financial services from PepsiCo. Goldman Sachs also may provide investment banking and other financial services to PAS, PepsiCo, PBG and their respective affiliates in the future for which it may receive compensation.

PAS’ board of directors and PAS’ transactions committee selected Goldman Sachs as their financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated April 20, 2009, PAS engaged Goldman Sachs to act as its financial advisor in connection with the contemplated merger. Pursuant to the terms of this engagement letter, PAS has agreed to pay Goldman Sachs a transaction fee of approximately $20 million based on the aggregate consideration paid in the contemplated merger, all of which is payable upon consummation of the merger. Each of PAS’ transactions committee and board of directors considered the potential transaction fee payable to Goldman Sachs when considering the analysis, advice and opinion of Goldman Sachs. In addition, PAS has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of PepsiCo’s Financial Advisors

PepsiCo has retained Centerview Partners and BofA Merrill Lynch to act as PepsiCo’s financial advisors in connection with the merger. Centerview Partners is an investment banking firm whose principals and other professionals have substantial experience in similar transactions both while at Centerview Partners and, before that time, while having worked at other internationally recognized investment banking firms. Centerview Partners, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. PepsiCo selected Centerview Partners and BofA Merrill Lynch to act as PepsiCo’s financial advisors in connection with the merger on the basis of Centerview Partners’ and BofA Merrill Lynch’s experience in transactions similar to the merger, their reputation in the investment banking community and their familiarity with PepsiCo and its business.

On August 3, 2009, at a meeting of PepsiCo’s board of directors held to evaluate the merger, each of Centerview Partners and BofA Merrill Lynch delivered to PepsiCo’s board of directors an oral opinion, each of which was confirmed by each of Centerview Partners and BofA Merrill Lynch by delivery of a written opinion dated August 3, 2009, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its written opinion, the merger consideration to be paid in the merger by PepsiCo to PAS stockholders other than PepsiCo and its subsidiaries was fair, from a financial point of view, to PepsiCo.

The full text of the written opinions of Centerview Partners and BofA Merrill Lynch to PepsiCo’s board of directors, which describe, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, has been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and is incorporated by reference herein and will also be made available for inspection and copying at the principal executive offices of PepsiCo during its regular business hours. The following summary of the Centerview Partners and BofA Merrill Lynch opinions is qualified in its entirety by reference to the full text of the opinions. Each of Centerview Partners and BofA Merrill Lynch delivered its opinion to PepsiCo’s board of directors for the benefit and use of PepsiCo’s board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view to PepsiCo.

The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch do not address any other aspect of the merger (including, without limitation, the fairness or appropriateness of the merger consideration to PAS or any of its stockholders) and do not constitute recommendations to any stockholder of any party to the merger as to how to vote or act in connection with the merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were prepared for and delivered to the board of directors of PepsiCo and did not evaluate the merger or the merger consideration from the point of view of any party other than PepsiCo. PepsiCo did not request, and Centerview Partners and BofA Merrill Lynch did not provide, any opinion or financial analyses to PepsiCo, PAS or PBG or to any of their stockholders as to the fairness to the holders (in such capacity) of PAS common stock or PBG common stock of the merger consideration or the merger consideration payable in the PBG merger, or any valuation of PAS or PBG for the purpose of assessing the fairness to the holders (in such capacity) of PAS common stock or PBG common stock of the merger consideration or the merger consideration payable in the PBG merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were not intended to be used by PAS stockholders in evaluating the merger or the merger consideration.

Opinion of Centerview Partners

In connection with rendering its opinion, Centerview Partners, among other things:

(i)	reviewed certain publicly available business and financial information relating to PAS and PepsiCo;

(ii)	reviewed certain financial forecasts relating to PAS prepared by the management of PepsiCo, referred to in this proxy statement/prospectus as the PepsiCo-PAS forecasts, and discussed with the management of PepsiCo its assessments as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PAS forecasts;

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PepsiCo furnished to or discussed with Centerview Partners by the management of PepsiCo, including certain financial forecasts relating to PepsiCo prepared by the management of PepsiCo, referred to in this proxy statement/prospectus as the PepsiCo forecasts;

(iv)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements, referred to in this proxy statement/prospectus as synergies, anticipated by the management of PepsiCo to result from the merger;

(v)	discussed the past and current business, operations, financial condition and prospects of PAS with members of senior managements of PAS and PepsiCo, and discussed the past and current business, operations, financial condition and prospects of PepsiCo, including after giving effect to the merger, and the strategic benefits anticipated by the management of PepsiCo to result therefrom, with members of senior management of PepsiCo;

(vi)	reviewed the potential pro forma financial impact of the merger on the future financial performance of PepsiCo, including the potential effect on PepsiCo’s estimated earnings per share;

(vii)	reviewed the trading histories for PAS common stock and PepsiCo common stock and a comparison of such trading histories with each other and with the trading histories of other companies Centerview Partners deemed relevant;

(viii)	compared certain financial and stock market information of PAS and PepsiCo with similar information of other companies Centerview Partners deemed relevant;

(ix)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions Centerview Partners deemed relevant;

(x)	reviewed a draft, dated August 3, 2009, of the merger agreement; and

(xi)	performed such other analyses and studies and considered such other information and factors as Centerview Partners deemed appropriate.

In arriving at its opinion, Centerview Partners assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of PepsiCo that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PepsiCo-PAS forecasts, the PepsiCo forecasts and the synergies, Centerview Partners assumed, at the direction of PepsiCo, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PepsiCo as to the future financial performance of PAS and PepsiCo and the other matters covered thereby and, based on the assessments of the management of PepsiCo as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PAS forecasts, Centerview Partners relied, at the direction of PepsiCo, on the PepsiCo-PAS forecasts for purposes of its opinion (it being understood that while Centerview Partners was provided by PepsiCo with certain confirmatory internal financial information with respect to PAS provided to PepsiCo by PAS, Centerview Partners was not provided with comprehensive financial forecasts for PAS prepared by PAS). Centerview Partners relied, at the direction of PepsiCo, on the assessments of the management of PepsiCo as to PepsiCo’s ability to achieve the synergies and was advised by PepsiCo, and assumed, that the synergies would be realized in the amounts and at the times projected in all respects material to its analysis. Centerview Partners did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PAS or PepsiCo, nor did it make any physical inspection of the properties or assets of PAS or PepsiCo. Centerview Partners did not evaluate the solvency or fair value of PAS or PepsiCo under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview Partners assumed, at the direction of PepsiCo, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on PAS, PepsiCo or the contemplated benefits of the merger material to its analysis. Centerview Partners is not a legal, tax, regulatory or accounting advisor and relied upon PepsiCo and its legal, tax, regulatory and accounting advisors to make their own assessment of all legal, tax, regulatory and accounting matters relating to the merger. Centerview Partners assumed, at the direction of PepsiCo, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Centerview Partners also assumed, at the direction of PepsiCo, that the final executed merger agreement would not differ in any material respect from the draft dated August 3, 2009 of the merger agreement reviewed by it.

Centerview Partners expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. Centerview Partners’ opinion was limited to the fairness, from a financial point of view, to PepsiCo of the merger consideration to be paid in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PepsiCo or in which PepsiCo might engage or as to the underlying business decision of PepsiCo to proceed with or effect the merger. Centerview Partners did not express any opinion as to what the value of PepsiCo common stock actually would be when issued or the prices at which PepsiCo common stock or PAS common stock would trade at any time, including following announcement or consummation of the merger. In addition, Centerview Partners expressed no opinion or recommendation as to how any stockholder of any party to the merger should vote or act in connection with the merger or any related matter.

Centerview Partners’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Centerview Partners as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and Centerview Partners does not have any obligation to update, revise or reaffirm its opinion. The issuance of Centerview Partners’ opinion was approved by Centerview Partners’ fairness opinion committee.

Opinion of BofA Merrill Lynch

In connection with rendering its opinion, BofA Merrill Lynch, among other things:

(i)	reviewed certain publicly available business and financial information relating to PAS and PepsiCo;

(ii)	reviewed the PepsiCo-PAS forecasts and discussed with the management of PepsiCo its assessments as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PAS forecasts;

(iii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PepsiCo furnished to or discussed with BofA Merrill Lynch by the management of PepsiCo, including the PepsiCo forecasts;

(iv)	reviewed the synergies anticipated by the management of PepsiCo to result from the merger;

(v)	discussed the past and current business, operations, financial condition and prospects of PAS with members of senior managements of PAS and PepsiCo, and discussed the past and current business, operations, financial condition and prospects of PepsiCo, including after giving effect to the merger, and the strategic benefits anticipated by the management of PepsiCo to result therefrom, with members of senior management of PepsiCo;

(vi)	reviewed the potential pro forma financial impact of the merger on the future financial performance of PepsiCo, including the potential effect on PepsiCo’s estimated earnings per share;

(vii)	reviewed the trading histories for PAS common stock and PepsiCo common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(viii)	compared certain financial and stock market information of PAS and PepsiCo with similar information of other companies BofA Merrill Lynch deemed relevant;

(ix)	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

(x)	reviewed a draft, dated August 3, 2009, of the merger agreement; and

(xi)	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of PepsiCo that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PepsiCo-PAS forecasts, the PepsiCo forecasts and the synergies, BofA Merrill Lynch assumed, at the direction of PepsiCo, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PepsiCo as to the future financial performance of PAS and PepsiCo and the other matters covered thereby and, based on the assessments of the management of PepsiCo as to the relative likelihood of achieving the future financial results reflected in the PepsiCo-PAS forecasts, BofA Merrill Lynch relied, at the direction of PepsiCo, on the PepsiCo-PAS forecasts for purposes of its opinion (it being understood that while BofA Merrill Lynch was provided by PepsiCo with certain confirmatory internal financial information with respect to PAS provided to PepsiCo by PAS, BofA Merrill Lynch was not provided with comprehensive financial forecasts for PAS prepared by PAS). BofA Merrill Lynch relied, at the direction of PepsiCo, on the assessments of the management of PepsiCo as to PepsiCo’s ability to achieve the synergies and was advised by PepsiCo, and assumed, that the synergies would be realized in the amounts and at the times projected in all respects material to its analysis. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PAS or PepsiCo, nor did it make any physical inspection of the properties or assets of PAS or PepsiCo. BofA Merrill Lynch did not evaluate the solvency or fair value of PAS or PepsiCo under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of PepsiCo, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on PAS, PepsiCo or the contemplated benefits of the merger material to its analysis. BofA Merrill Lynch is not a legal, tax, regulatory or accounting advisor and relied upon PepsiCo and its legal, tax, regulatory and accounting advisors to make their own assessment of all legal, tax, regulatory and accounting matters relating to the merger. BofA Merrill Lynch assumed, at the direction of PepsiCo, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code. BofA Merrill Lynch also assumed, at the direction of PepsiCo, that the final executed merger agreement would not differ in any material respect from the draft dated August 3, 2009 of the merger agreement reviewed by it.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, to PepsiCo of the merger consideration to be paid in the merger and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PepsiCo or in which PepsiCo might engage or as to the underlying business decision of PepsiCo to proceed with or effect the merger. BofA Merrill Lynch did not express any opinion as to what the value of PepsiCo common stock actually would be when issued or the prices at which PepsiCo common stock or PAS common stock would trade at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder of any party to the merger should vote or act in connection with the merger or any related matter.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion (and Valuation Letter) Committee.

Joint Financial Analyses of Centerview Partners and BofA Merrill Lynch

The following represents a brief summary of the material financial analyses presented by Centerview Partners and BofA Merrill Lynch to PepsiCo’s board of directors in connection with their respective opinions described above and contained in the presentation that was delivered to PepsiCo’s board of directors on August 3, 2009.

The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch do not address any other aspect of the merger (including, without limitation, the fairness or appropriateness of the merger consideration to PAS or any of its stockholders) and do not constitute recommendations to any stockholder of any party to the merger as to how to vote or act in connection with the merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were prepared for and delivered to the board of directors of PepsiCo and did not evaluate the merger or the merger consideration from the point of view of any party other than PepsiCo. PepsiCo did not request, and Centerview Partners and BofA Merrill Lynch did not provide, any opinion or financial analyses to PepsiCo, PAS or PBG or to any of their stockholders as to the fairness to the holders (in such capacity) of PAS common stock or PBG common stock of the merger consideration or the merger consideration payable in the PBG merger, or any valuation of PAS or PBG for the purpose of assessing the fairness to the holders (in such capacity) of PAS common stock or PBG common stock of the merger consideration or the merger consideration payable in the PBG merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were not intended to be used by PAS’ stockholders in evaluating the merger or the merger consideration. The following summary is included here only for informational purposes and to comply with applicable disclosure requirements. The summary of the presentation set forth below is qualified in its entirety by reference to the full text of the presentation materials, which have been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Centerview Partners and BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Centerview Partners and BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Centerview Partners and BofA Merrill Lynch.

In connection with the PBG merger, each of Centerview Partners and BofA Merrill Lynch also delivered to PepsiCo’s board of directors an opinion with respect to the merger consideration of either 0.6432 of a share of PepsiCo common stock or $36.50 in cash, without interest, payable in the PBG merger in respect of each share of PBG common stock held by PBG stockholders (other than for the shares held by PBG (as treasury stock), by PepsiCo or any of its subsidiaries, or by stockholders who have properly exercised and perfected appraisal rights under Delaware law with respect to their shares), subject to proration procedures intended to provide for a 50% cash/50% stock allocation of the aggregate merger consideration payable in the PBG merger, such merger consideration referred to in this proxy statement/prospectus as the PBG merger consideration, similar to their respective opinions described in this proxy statement/prospectus. The full text of those written opinions describe, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken which are similar to those described in this proxy statement/prospectus with respect to the opinions delivered to PepsiCo’s board of directors in connection with the merger. Financial analyses of PBG prepared by Centerview Partners and BofA Merrill Lynch were also presented by Centerview Partners and BofA Merrill Lynch to PepsiCo’s board of directors in connection with their respective opinions with respect to the PBG merger consideration and are described in the Registration Statement on Form S-4 filed by PepsiCo concurrently with the filing of this proxy statement/prospectus in connection with the PBG merger. These financial analyses are similar to the financial analyses performed with respect to the merger consideration, as described below, and the methodologies and assumptions underlying these financial analyses are similar to those described below with respect to the financial analyses of the merger consideration.

Financial Analyses

Historical Stock Trading and Equity Analyst Price Target Analyses. Centerview Partners and BofA Merrill Lynch compared the $19.88 “unaffected” per share closing price of PAS on April 17, 2009, the last day of trading prior to PepsiCo’s initial public announcement of a proposal to acquire PAS, and the merger consideration of $28.50 as of August 3, 2009 to the 52-week trading range for PAS for the period ended April 17, 2009 and selected analyst price targets found in publicly available equity research both pre-announcement on April 17, 2009 and as of July 31, 2009. The trading range for the 52-week period ended April 17, 2009 for PAS was $14.51 to $27.02, the pre-announcement analyst price targets for PAS ranged from $14.00 to $24.00, and the analyst price targets as of July 31, 2009, which included one price target which was suspended at the time of the presentation to PepsiCo’s board of directors, ranged from $21.00 to $29.00, as compared to the $19.88 “unaffected” per share closing price of PAS on April 17, 2009 and the merger consideration of $28.50 as of August 3, 2009.

Selected Publicly Traded Companies Analysis. Centerview Partners and BofA Merrill Lynch reviewed publicly available financial and stock market information for PAS and PBG, on an unaffected basis, and the following two companies which are the only two publicly traded companies in the United States beverage sector with significant bottling operations and enterprise values of greater than $500 million:

•	Coca-Cola Enterprises Inc.

•	Dr Pepper Snapple Group, Inc.

Centerview Partners and BofA Merrill Lynch reviewed, among other things, enterprise values of the four selected publicly traded companies, calculated as equity values based on fully diluted shares outstanding using the treasury method multiplied by the closing stock prices on July 31, 2009 (except that PAS and PBG equity values were calculated as of April 17, 2009, the last day of trading prior to PepsiCo’s initial public announcements of proposals to acquire PAS and PBG), plus preferred equity at liquidation value (including redeemable preferred equity), debt and minority interest, less cash and marketable securities, as a multiple of calendar year 2009 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. The enterprise values reviewed for each of Coca-Cola Enterprises Inc., Dr Pepper Snapple Group, Inc., PAS and PBG were $17,734 million, $9,465 million, $4,987 million and $11,793 million, respectively. The calendar year 2009 estimated EBITDA reviewed for each of Coca-Cola Enterprises Inc., Dr Pepper Snapple Group, Inc., PAS and PBG were $2,575 million, $1,158 million, $699 million and $1,796 million, respectively. Estimated financial data of the selected publicly traded companies were based on publicly available consensus research analysts’ estimates. The analysis indicated an enterprise value to calendar year 2009 estimated EBITDA multiple for such companies ranging from a low of 6.7x to a high of 8.2x. Centerview Partners and BofA Merrill Lynch then applied a reference range (7.0x-8.0x) of multiples of enterprise value to calendar year 2009 estimated EBITDA derived from the selected publicly traded companies to corresponding estimated EBITDA data of PAS ($690 million). Estimated financial data of PAS was based on the PepsiCo-PAS forecasts. This analysis indicated the following implied per share equity value reference range for PAS, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for PAS	Merger Consideration
$18.75-$24.25	$28.50

No company used in these analyses is identical or directly comparable to PAS. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which PAS was compared.

Discounted Cash Flow Analysis. Centerview Partners and BofA Merrill Lynch performed a discounted cash flow analysis of PAS to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that PAS could generate during PAS’ fiscal years 2009 through 2018 based on the PepsiCo-PAS forecasts, assuming net debt of PAS of $2,432 million and an underfunding of PAS’ pension of $65 million, per PAS’ public filings. At the instructions of PepsiCo’s management, Centerview Partners and BofA Merrill Lynch applied an assumed annual growth rate of 5.0% (based on historical free cash flow trends and PepsiCo’s management’s view of the business going forward) in calculating PAS’ annual free cash flows for 2013 through 2018. Centerview Partners and BofA Merrill Lynch calculated terminal values for PAS by using an estimated free cash flow perpetuity growth rate of 1.5% (the midpoint of the range of estimated free cash flow perpetuity growth rates of 1.0% to 2.0% which was reviewed because these rates reflect category growth rates). The cash flows and terminal values were then discounted to present value as of June 30, 2009 using discount rates ranging from 7.5% to 8.5%, which were chosen by Centerview Partners and BofA Merrill Lynch based upon an analysis of the weighted average cost of capital of PAS. This analysis is based on the weighted average cost of equity (determined through application of the capital asset pricing model) and the after-tax cost of debt. The capital asset pricing model takes into account various financial metrics including betas of comparable companies, the risk free rate, the equity risk premium, and the size premium. This analysis indicated the following implied per share equity value reference range for PAS as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for PAS	Merger Consideration
$22.25-$29.25	$28.50

Additionally, Centerview Partners and BofA Merrill Lynch noted that, if the portion of the approximate after-tax net present value (calculated using an illustrative 7.75% blended discount rate and 1.5% perpetuity growth rate post 2012) of expected synergies anticipated by PepsiCo’s management to be achieved in fiscal years 2010 through 2012 (assuming $300 million in pre-tax run-rate synergies, certain costs to achieve synergies

(including an incremental $70 million in integration cash costs in fiscal year 2010) and other dis-synergies, per the PepsiCo-PAS forecasts, based upon pro forma ownership of PAS and PBG by PepsiCo, allocated 30% to PAS and 70% to PBG, where applicable, per PepsiCo’s management) were added to the discounted cash flow valuations of PAS common stock, the high end of implied per share equity value reference range for PAS would be increased from $29.25 per share to $35.50 per share.

Selected Precedent Transactions Analysis. Centerview Partners and BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following eleven selected transactions involving relevant international beverage companies that are of a substantial size and for which publicly disclosed information is available. These transactions were selected because each of the targets derived a majority or a significant percentage of its revenues from bottling. Centerview Partners and BofA Merrill Lynch are not aware of any transactions meeting these criteria other than those used in their analysis:

Announcement Date	Acquiror	Target	Enterprise Value (in millions)	Enterprise Value/LTM EBITDA
November 2008	Lion Nathan Ltd (offer withdrawn on February 9, 2009)	Coca Cola Amatil Ltd	$6,094	10.9x

March 2008	PepsiCo, Inc./The Pepsi Bottling Group, Inc.	Lebedyansky JSC	$2,062	13.4x

November 2007	PepsiCo, Inc./PepsiAmericas, Inc.	Sandora, LLC	$679	N/A

June 2007	Coca Cola Femsa, S.A.B. de C.V.	Panamco México, S.A. de C.V.	$3,594	7.7x

April 2006	Cadbury Schweppes plc	Dr Pepper/Seven-Up Companies, Inc.	$1,458	7.1x

October 2002	The Pepsi Bottling Group, Inc.	Pepsi-Gemex, S.A. de C.V.	$1,252	6.3x

April 2001	Coca-Cola Enterprises Inc.	Hondo Incorporated and Herbco Enterprises, Inc.	$1,300	10.7x

February 2001	San Miguel Corp./Coca-Cola Company	Coca-Cola Bottlers Philippines, Inc.	$1,243	7.3x
August 2000	Whitman Corporation	PepsiAmericas, Inc.	$662	11.8x

October 1999	Coca-Cola Hellenic Bottling Company S.A.	Coca-Cola Beverages plc	$2,145	14.5x

September 1999	Cadbury Schweppes plc/The Carlyle Group	Dr Pepper Bottling Company of Texas	$691	8.1x

Centerview Partners and BofA Merrill Lynch reviewed the enterprise value implied for the target company based on the consideration payable in the selected transactions, as a multiple of the target company’s latest twelve months EBITDA, commonly referred to as LTM EBITDA. The analysis indicated an enterprise value to LTM EBITDA multiple for such transactions ranging from a low of 6.3x to a high of 14.5x, with a mean of 9.8x and a median of 9.4x. Centerview Partners and BofA Merrill Lynch then applied a reference range (8.0x-10.0x) of selected multiples of enterprise value to LTM EBITDA derived from the selected transactions to corresponding LTM EBITDA data of PAS ($688 million) based on the judgment of Centerview Partners and BofA Merrill Lynch and the characteristics of each of the transactions and companies involved. The LTM financial data of the selected transactions and PAS were based on publicly available information. This analysis indicated the following implied per share equity value reference range for PAS, as compared to the merger consideration:

Implied Per Share Equity Value Reference Range for PAS	Merger Consideration
$24.00-$34.75	$28.50

No company, business or transaction used in these analyses is identical or directly comparable to PAS or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which PAS and the merger were compared.

Precedent Squeezeout Premiums Analysis. Centerview Partners and BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to twenty selected transactions in which publicly traded minority interests were “squeezed out.” The review included all transactions between January 1, 2004 and the date of the opinions which were acquisitions of publicly traded minority interests in a United States company with a value of greater than $250 million with an initial acquirer ownership stake of at least forty percent which ultimately led to a public agreement or tender offer. Below is a list of the transactions:

Announcement Date	Acquiror	Target
April 27, 2009	Atlas America, Inc.	Atlas Energy Resources, LLC

August 12, 2008	Mitsubishi UFG Financial Group, Inc.	UnionBanCal Corporation

July 21, 2008	Roche Holding Ltd.	Genentech Inc.

March 10, 2008	Nationwide Mutual Insurance Company	Nationwide Financial Services, Inc.

October 23, 2007	Macquarie Infrastructure Partners; Goldman Sachs Group, Inc.	Waste Industries USA Inc.

July 17, 2007	Alfa Mutual Insurance Company	Alfa Insurance Corporation

January 24, 2007	American International Group, Inc.	21st Century Insurance Group

November 20, 2006	TD Bank Financial Group	TD Banknorth Inc.

October 9, 2006	VNU Group B.V.	NetRatings, Inc.

September 14, 2006	Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.	Applica Incorporated

February 2, 2006	Lafarge S.A.	Lafarge North America Inc.

November 22, 2005	Nestle S.A.	Dreyer’s Grand Ice Cream Holdings, Inc.

September 12, 2005	Wachovia Corporation	WFS Financial Inc

September 1, 2005	Novartis AG	Chiron Corporation

September 1, 2005	Seven-Eleven Japan Co., Ltd.	7-Eleven, Inc.

February 21, 2005	Novartis AG	Eon Labs, Inc.

January 27, 2005	Danisco A/S	Genencor International, Inc.

January 18, 2005	Liberty Media International, Inc.	UnitedGlobalCom, Inc.

January 10, 2005	News Corporation	Fox Entertainment Group, Inc.

August 2, 2004	Cox Enterprises, Inc.	Cox Communications, Inc.

Centerview Partners and BofA Merrill Lynch then analyzed the final offer premium prior to announcement based on the stated premium one day prior to announcement. That analysis indicated a minimum premium of (2.0%), a maximum premium of 138.4% and a mean premium of 28.6%. Centerview Partners and BofA Merrill Lynch then applied a reference range (25.0%-35.0%) of selected one day prior premiums paid derived from that analysis to the price of PAS common stock on April 17, 2009, the last day of trading prior to PepsiCo’s initial public announcement of a proposal to acquire PAS. This analysis indicated the following implied per share equity value reference range for PAS, as compared to the merger consideration:

Implied Per Share Equity Value Range for PAS	Merger Consideration
$24.75-$26.75	$28.50

No company, business or transaction used in these analyses is identical or directly comparable to PAS or the merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which PAS and the merger were compared.

Pro Forma Accretion/Dilution Analysis

Centerview Partners and BofA Merrill Lynch reviewed the potential pro forma financial effect on PepsiCo’s calendar years 2010 through 2012 estimated earnings per share, commonly referred to as EPS of both (i) the merger, only, and (ii) the merger and the PBG merger, taken together. Estimated financial data of PepsiCo were based on the PepsiCo forecasts and estimated financial data of PAS and PBG were based on the PepsiCo-PAS forecasts and PepsiCo-PBG forecasts, respectively. Based on the merger consideration, this analysis indicated that the merger, only, could be neither dilutive nor accretive to PepsiCo’s estimated EPS for calendar year 2010 and accretive to PepsiCo’s estimated EPS for calendar years 2011 through 2012. Based on the merger consideration and the PBG merger consideration, this analysis indicated that the merger and the PBG merger, taken together, could be accretive to PepsiCo’s estimated EPS for calendar years 2010 through 2012.

The analysis assumed, per PepsiCo’s management guidance, $300 million of pre-tax run-rate synergies phased in over three years and costs to achieve synergies and other dis-synergies, allocated 30% to PAS and 70% to PBG. The analysis also assumed, per PepsiCo’s management guidance, an illustrative transaction closing date of December 31, 2009, certain purchase accounting adjustments, new debt at an illustrative interest rate of 6.0% and an additional $2 billion “catch-up” share buyback in 2010 to compensate for suspended 2009 share repurchases as a result of the merger and the PBG merger.

The pro forma accretion/dilution analysis, in this context, is not a material component of evaluating the fairness of a transaction from a financial point of view. Centerview Partners and BofA Merrill Lynch performed this analysis in order to assist PepsiCo’s board of directors in assessing the impact of the transaction on the earnings per share of PepsiCo. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Other Factors

In rendering their respective opinions, Centerview Partners and BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices of PepsiCo common stock and other selected publicly traded companies in the food and beverage sector during the two-year period ended July 31, 2009;

•

the current price of PepsiCo common stock and other selected publicly traded companies in the food and beverage sectors as a multiple of the expected earnings per share for such company for the next twelve months;

•	the estimated enterprise value of PepsiCo and other selected publicly traded companies in the food and beverage sector as a multiple of the estimated EBITDA of such company for calendar year 2009; and

•	selected analyst price targets, recommendations and estimates of EPS for calendar year 2009 for PepsiCo’s common stock.

Estimated financial data was based on publicly available information. No company or business used in considering these factors is identical or directly comparable to PepsiCo.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Centerview Partners and BofA Merrill Lynch to PepsiCo’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by Centerview Partners and BofA Merrill Lynch in connection with their respective opinions. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Centerview Partners and BofA Merrill Lynch believe that their analyses summarized above must be considered as a whole. Centerview Partners and BofA Merrill Lynch further believe that selecting portions of their analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Centerview Partners’ and BofA Merrill Lynch’s analyses and opinions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing their analyses, Centerview Partners and BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of PepsiCo and PAS. The estimates of the future performance of PepsiCo and PAS in or underlying Centerview Partners’ and BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Centerview Partners’ and BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of Centerview Partners’ and BofA Merrill Lynch’s analysis of the fairness to PepsiCo, from a financial point of view, of the merger consideration to be paid in the merger by PepsiCo to PAS stockholders other than PepsiCo and its subsidiaries and were provided to PepsiCo’s board of directors in connection with the delivery of Centerview Partners’ and BofA Merrill Lynch’s opinions. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Centerview Partners’ or BofA Merrill Lynch’s view of the actual values of PepsiCo or PAS.

The type and amount of consideration payable in the merger was determined through negotiations between PepsiCo and PAS, rather than by any financial advisor, and was approved by PepsiCo’s board of directors. The decision to enter into the merger agreement was solely that of PepsiCo’s board of directors. As described above, Centerview Partners and BofA Merrill Lynch’s opinions and analyses were only one of many factors considered by PepsiCo’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of PepsiCo’s board of directors or management with respect to the merger or the merger consideration.

Under the terms of separate letter agreements, PepsiCo engaged each of Centerview Partners and BofA Merrill Lynch to act as its financial advisor in connection with the merger and the PBG merger. Pursuant to those letter agreements, PepsiCo has agreed to pay Centerview Partners a transaction fee of approximately $22 million, and BofA Merrill Lynch a transaction fee of approximately $14 million. A portion equal to $18.7 million and

$11.9 million of the transaction fee payable to each of Centerview Partners and BofA Merrill Lynch, respectively, is payable upon consummation of both the merger and the PBG merger. PepsiCo took the existence of these contingent fees into account when considering the analysis, advice and opinions of its financial advisors. In the case of the consummation of one transaction without the other, PepsiCo has agreed to pay Centerview Partners and BofA Merrill Lynch a transaction fee to be mutually agreed. Furthermore, BofA Merrill Lynch and certain of its affiliates are participating in the financing for the merger and the PBG merger, for which services BofA Merrill Lynch and its affiliates will receive significant compensation which currently is estimated to be approximately $15 million, including acting as (i) sole administrative agent, joint lead arranger and joint book runner for, and lender under, a $4 billion 364-day senior unsecured revolving credit facility to PepsiCo to fund the merger and the PBG merger and (ii) joint bookrunning managing underwriter, joint bookrunning managing placement agent or joint bookrunning managing initial purchaser in connection with PepsiCo’s proposed issuance of $4 billion of debt or equity securities following the merger and the PBG merger. PepsiCo also has agreed to reimburse Centerview Partners’ and BofA Merrill Lynch’s expenses and indemnify Centerview Partners and BofA Merrill Lynch against certain liabilities arising out of their respective engagements.

Centerview Partners has in the past performed, and may continue to perform, investment banking services for PepsiCo and its affiliates, in each case, for customary compensation. In the ordinary course of Centerview Partners’ and its affiliates’ businesses, Centerview Partners and its affiliates may actively trade or hold the securities of any of the parties to the merger for its own account or for others and, accordingly, may at any time hold a long or short position in such securities. From January 1, 2007 through September 30, 2009, Centerview Partners and its affiliates have not received any compensation from either PepsiCo and its affiliates or PAS and its affiliates for corporate, commercial and investment banking services unrelated to the merger.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of its businesses, BofA Merrill Lynch and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PepsiCo, PAS and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PepsiCo and have received or in the future may receive compensation for the rendering of these services, including having (i) acted or acting as manager for various debt offerings of PepsiCo, (ii) acted or acting as a lender under PepsiCo’s credit facilities and (iii) provided or providing certain brokerage and treasury services to PepsiCo. From January 1, 2007 through September 30, 2009, BofA Merrill Lynch and its affiliates have received aggregate compensation from PepsiCo and its affiliates for corporate, commercial and investment banking services unrelated to the merger of approximately $19 million.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PAS and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as manager and/or bookrunner for various debt offerings of PAS. From January 1, 2007 through September 30, 2009, BofA Merrill Lynch and its affiliates have received aggregate compensation from PAS and its affiliates for corporate, commercial and investment banking services unrelated to the merger of approximately $1.7 million.

Preliminary Financial Analyses

Preliminary materials prepared by Centerview Partners and BofA Merrill Lynch were also provided to PepsiCo’s board of directors for board of directors meetings held on January 4, 2009 and April 19, 2009. These preliminary materials are contained in the deal financial section of each of the January 4, 2009 presentation and the April 19, 2009 presentation to PepsiCo’s board of directors, which have been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part. The following statements regarding the preliminary financial materials prepared by Centerview Partners and BofA Merrill Lynch contained in those presentations are qualified by reference to the full text of those presentations. In connection with PepsiCo’s board of directors meetings held on January 4, 2009 and April 19, 2009, PepsiCo did not request, and Centerview Partners and BofA Merrill Lynch did not provide, any opinions, including any opinion to PepsiCo, PAS or PBG or to any of their stockholders as to the fairness of the merger consideration or the PBG merger consideration, or any valuation of PAS or PBG for the purpose of assessing the fairness of the merger consideration or the PBG merger consideration to PepsiCo. In connection with PepsiCo’s board of directors meeting held on January 4, 2009 (but not the April 19, 2009 meeting), Centerview Partners and BofA Merrill Lynch prepared preliminary financial analyses substantially similar to the analyses presented in the August 3, 2009 presentation described in this proxy statement/prospectus (which has been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part), including preliminary analyses as to historical stock trading and equity analyst price targets, comparable publicly traded companies, discounted cash flow, precedent comparable transactions and precedent comparable squeezeout premiums. In performing these preliminary analyses Centerview Partners and BofA Merrill Lynch used substantially the same key assumptions, except for the following deviations. In the preliminary publicly traded companies analyses, Centerview Partners and BofA Merrill Lynch applied a reference range of 5.5x-6.5x, instead of 7.0x-8.0x, of enterprise value to calendar year 2008 estimated EBITDA, instead of calendar year 2009 estimated EBITDA, derived from the selected publicly traded companies to corresponding estimated EBITDA data of each of PAS and PBG. In the preliminary discounted cash flow analyses, Centerview Partners and BofA Merrill Lynch used a range of estimated free cash flow perpetuity growth rates of 1.0%-2.0%, instead of 1.5% (which is the midpoint of that range), and a discount rate of 7.5%, instead of a range of discount rates ranging from 7.5%-8.5% (the midpoint of which is the discount rate used in the preliminary discount cash flow analyses). Additionally, per PepsiCo’s management guidance, Centerview Partners and BofA Merrill Lynch assumed only $200 million of pre-tax run-rate synergies, instead of $300 million, and assumed the synergies would be allocated between PAS and PBG based on calendar year 2008 estimated EBITDA, instead of a 30%/70% synergy allocation between PAS and PBG. In the preliminary precedent transactions analyses, Centerview Partners and BofA Merrill Lynch applied a reference range of 8.0x-9.0x, instead of 8.0x-10.0x, of enterprise value to calendar year 2008 estimated EBITDA, instead of LTM EBITDA, derived from the selected transactions to corresponding estimated EBITDA data of each of PAS and PBG. In the preliminary precedent squeezeout premiums analyses, Centerview Partners and BofA Merrill Lynch applied a reference range of 15.0%-35.0%, instead of 25.0%-35.0%, of selected one day prior premiums paid to the price of PAS common stock and PBG common stock on the last day of trading prior to the respective presentation. Each of the preliminary analyses implied a price range for PAS common stock that was lower than the price range implied by similar analyses performed in the August 3, 2009 presentation, except for the 52-week trading range for PAS for the period ending December 31, 2008 (which was $14.51 to $34.50, instead of $14.51 to $27.02), the analysts’ price targets presented January 4, 2009 (which ranged from $15.00 to $30.00, instead of, prior to PepsiCo’s initial public announcement of a proposal to acquire PAS, $14.00 to $24.00), and the range implied by the preliminary precedent squeezeout premiums analysis presented January 4, 2009 (which was $23.50 to $27.50, instead of $24.75 to $26.75).

The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch do not address any other aspect of the merger (including, without limitation, the fairness or appropriateness of the merger consideration to PAS or any of its stockholders) and do not constitute recommendations to any stockholder of any party to the merger as to how to vote or act in connection with the merger. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were prepared for and delivered to the board of directors of PepsiCo and did not evaluate the merger or the merger consideration from the point of view of any party other than PepsiCo. PepsiCo did not request, and Centerview Partners and BofA Merrill Lynch did not provide, any opinion or financial analyses to PepsiCo, PAS or PBG or to any of their stockholders as to the fairness to the holders (in such capacity) of PAS common stock or PBG common stock of the merger consideration or the PBG merger consideration, or any valuation of PAS or PBG for the purpose of assessing the fairness to the holders (in such capacity) of PAS common stock or PBG common stock of the merger consideration or the PBG merger consideration. The opinions and financial analyses of Centerview Partners and BofA Merrill Lynch were not intended to be used by PAS stockholders in evaluating the merger or the merger consideration.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting, as such term is used under accounting principles generally accepted in the United States. Under the acquisition method, the assets acquired and the liabilities assumed are measured at fair value based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical data. The final determination of the recognition and measurement of the identified assets acquired and liabilities assumed is based on an estimate of the fair market value of actual net tangible and intangible assets and liabilities of PAS at the closing date of the merger.

Regulatory Approvals Required for the Merger

General

PepsiCo and PAS have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement. These approvals include approval under or notices pursuant to, the HSR Act and the competition laws and regulations of the European Union and Ukraine. The transactions contemplated by the merger agreement have been approved by the competition regimes of the European Union and Ukraine. In using its reasonable best efforts to obtain the remaining required regulatory approvals, PepsiCo or PAS may be obligated to sell, divest or dispose of certain of their assets or businesses (which may include the sale, divestiture or disposition of assets or businesses of the surviving corporation at or following the effective time of the merger) or take other action to avoid the commencement of any action to prohibit any of the transactions contemplated by the merger agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action so as to enable the closing of the merger to occur.

Under the terms of the merger agreement, neither PepsiCo nor PAS will be required to enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the transactions contemplated by the merger agreement, or to divest or otherwise hold separate or take any other action, in each case, with respect to any of the material businesses, assets or properties of PepsiCo or PAS or any of their respective material subsidiaries.

Each of PepsiCo’s, PAS’ and Metro’s obligation to effect the merger is subject to, among other things, any applicable waiting period relating to the merger under the HSR Act and any agreement between PepsiCo, PAS and any governmental authority not to consummate the merger prior to a specific date having expired or been terminated. In addition, PepsiCo’s and Metro’s obligation to effect the merger is subject to the satisfaction of certain conditions to the completion of the PBG merger to the extent that they relate to antitrust and competition laws. There can be no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the merger or the PBG merger. See “The Merger Agreement—Conditions to the Completion of the Merger” and “The PBG Merger” beginning on pages 117 and 127, respectively, of this proxy statement/prospectus.

Department of Justice, Federal Trade Commission and Other United States Antitrust Authorities

The transactions contemplated by the merger agreement and the PBG merger agreement are subject to the HSR Act. The HSR Act and related rules prohibit the completion of transactions such as the merger unless the parties notify the Federal Trade Commission, or the FTC, and the Antitrust Division of the Department of Justice, or the DOJ, in advance. The HSR Act further provides that a transaction notifiable under the HSR Act, such as the merger and the PBG merger, may not be completed until the expiration of a 30 calendar-day waiting period, or the early termination of that waiting period, following the parties’ filing of their respective HSR Act notification forms. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the request for information, unless the waiting period is terminated earlier. It is common practice for parties to agree to provide for additional time prior to completion of the transaction even after the expiration of the waiting period in order to provide additional time for governmental review of the transaction.

PepsiCo and PAS each filed its required HSR notification and report form with respect to the merger on September 11, 2009 and each of PepsiCo and PBG filed their required HSR notification and report form with respect to the PBG merger on September 11, 2009, in each case, commencing the initial 30-day waiting period. On October 9, 2009, PepsiCo withdrew its PAS and PBG notification and report forms effective October 13, 2009 and refiled them on October 15, 2009 in order to allow more time for the FTC, the agency reviewing the merger and the PBG merger, to review the proposed transactions. On November 10, 2009, PepsiCo announced that it had again withdrawn its PAS and PBG notification and report forms to give the FTC more time to review the proposed transactions and plans to refile at the appropriate time. PepsiCo, PAS and PBG are working cooperatively with the FTC, the agency reviewing the merger and the PBG merger, and, as of the date of this proxy statement/prospectus, PepsiCo believes it can consummate its acquisitions of PBG and PAS by the end of the first quarter of 2010 without a “Second Request” being issued by the Federal Trade Commission, and without the imposition of any remedy which would have a material adverse effect on PepsiCo or the benefits of the contemplated transactions.

At any time before or after the merger or the PBG merger is completed, the FTC could take action under the antitrust laws in opposition to the merger or the PBG merger, including seeking to enjoin the transaction or seeking divestiture of substantial assets of PepsiCo, PAS or PBG or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, PepsiCo and PAS believe that the merger will, and PepsiCo believes that the PBG merger will, receive the necessary regulatory clearance. However, PepsiCo and PAS can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that PepsiCo and PAS will prevail.

In addition, the merger may be reviewed by the attorneys general in the various states in which PepsiCo and PAS operate. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

Timing

There can be no assurance that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of any approvals, ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. There can also be no assurance that the DOJ, the FTC or any state attorney general or any other governmental entity or any private party will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result.

Neither PepsiCo nor PAS is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Material United States Federal Income Tax Consequences

General

In the opinion of Davis Polk & Wardwell LLP, counsel to PepsiCo, and Briggs and Morgan P.A., counsel to PAS (together with PepsiCo’s counsel, “tax counsel”), the following are the material United States federal income tax consequences of the merger to U.S. Holders (as defined below) of PAS common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of PAS common stock that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This discussion addresses only the consequences of the exchange of shares of PAS common stock held as capital assets. It does not address all aspects of United States federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a stockholder who holds PAS common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

•	a stockholder who acquired PAS common stock pursuant to the exercise of compensatory options or otherwise as compensation.

If a partnership holds the shares of PAS common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of PAS common stock should consult its tax advisors.

This discussion of material United States federal income tax consequences is not a complete analysis or description of all potential United States federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, each PAS stockholder should consult his or her own tax advisor to determine the particular United States federal, state or local or foreign income or other tax consequences to him or her of the merger.

Tax Opinions

PepsiCo has received an opinion of Davis Polk & Wardwell LLP, and PAS has received an opinion of Briggs and Morgan P.A., each dated as of the date of this proxy statement/prospectus that, based on certain representations, covenants and assumptions described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that PepsiCo, Metro and PAS will each be a party to that reorganization within the meaning of Section 368(b) of the Code. It is a condition to the obligation of each of PepsiCo and PAS to complete the merger that the relevant tax counsel confirm its opinion as of the closing date of the merger. Neither PepsiCo nor PAS intends to waive this condition.

In rendering opinions regarding the merger, tax counsel have each relied, and for the purposes of the confirmation opinions regarding the merger as of the closing date of the merger (which are referred to in this proxy statement/prospectus as the closing date opinions) will each rely, on (1) representations and covenants made by PepsiCo and PAS, including those contained in certificates of officers of PepsiCo and PAS, and (2) specified assumptions, including an assumption that the merger will be completed in the manner contemplated by the merger agreement. In addition, in rendering their opinions, tax counsel have assumed, and tax counsel’s ability to provide the closing date opinions will depend on, the absence of changes in existing facts or in law between the date of this proxy statement/prospectus and the closing date of the merger. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the merger could differ from those described below. An opinion of tax counsel neither binds the Internal Revenue Service (“IRS”) nor precludes the IRS or the courts from adopting a contrary position. Neither PepsiCo nor PAS intends to obtain a ruling from the IRS on the tax consequences of the merger.

Based on such opinions, the United States federal income tax consequences of the merger are as follows:

United States Federal Income Tax Consequences to PepsiCo, Metro and PAS

None of PepsiCo, Metro and PAS will recognize any gain or loss for United States federal income tax purposes as a result of the merger.

United States Federal Income Tax Consequences to U.S. Holders Who Participate in the Merger

The United States federal income tax consequences of the merger to a U.S. Holder will vary depending on whether the U.S. Holder receives shares of PepsiCo common stock, cash, or a combination of PepsiCo common stock and cash, in exchange for PAS common stock. At the time that a U.S. Holder chooses whether to make a cash election pursuant to the merger agreement, such U.S. Holder will not know whether, or to what extent, the proration rules of the merger agreement will alter the mix of consideration such U.S. Holder will receive. As a result, the tax consequences to a U.S. Holder will not be ascertainable with certainty until the U.S. Holder knows the precise number of shares of PepsiCo common stock and the amount of cash that such U.S. Holder will receive in the merger.

Receipt Solely of PepsiCo Common Stock

A U.S. Holder who receives only shares of PepsiCo common stock in the merger will not recognize any gain or loss, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of PepsiCo common stock. U.S. Holders will recognize gain or loss on any cash received in lieu of a fractional share of PepsiCo common stock equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s adjusted tax basis in the shares of PAS common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period in PAS common stock is more than one year on the closing date of the merger. Such U.S. Holder will have an adjusted tax basis in the PepsiCo common stock received in the merger, including any fractional share for which cash is received, equal to the adjusted tax basis of PAS common stock surrendered by that holder in the merger. The holding period for PepsiCo common stock received in the merger will include the holding period for PAS common stock surrendered therefor.

Receipt of PepsiCo Common Stock and Cash

A U.S. Holder who receives both PepsiCo common stock and cash in the merger will not recognize any loss on the exchange, and will recognize gain (if any) equal to the lesser of: (1) the amount of cash so received (excluding cash received in lieu of a fractional share of PepsiCo common stock); or (2) the excess of (i) the sum of (a) the amount of such cash and (b) the fair market value of the shares of PepsiCo common stock received on the closing date of the merger over (ii) the stockholder’s adjusted tax basis in the shares of PAS common stock surrendered in the exchange.

For this purpose, a U.S. Holder may be permitted to calculate the amount of gain separately for each share of PAS common stock surrendered by electing, pursuant to the merger agreement, to exchange specific shares of PAS common stock for cash. Treasury regulations promulgated under Section 358 of the Code provide that where a stockholder surrenders shares of target stock in an exchange and receives cash and shares of acquiror stock, then, to the extent the terms of the exchange specify that shares of acquirer stock or cash are received in exchange for a particular share of target stock surrendered, the terms of the exchange shall control for the purpose of determining gain to the extent the terms of the exchange are economically reasonable. The election described above is intended to permit U.S. Holders to rely upon these Treasury regulations, although it is unclear whether such an election will be treated as satisfying the requirements of such regulations, and there can therefore be no assurance that, if a U.S. Holder reports gain on such U.S. Holder’s United States federal income tax return on the basis of such election, the IRS will not challenge such election. If the IRS were to challenge successfully the position that the U.S. Holder takes on the return, then the U.S. Holder could be required to recalculate the amount of gain realized by allocating the shares of PepsiCo common stock and the cash that the U.S. Holder receives on a pro rata basis to each share of PAS common stock that the U.S. Holder surrenders.

U.S. Holders therefore should consult with their own tax advisor with respect to the advisability of making an express designation in their letter of transmittal, as well as the United States federal income tax consequences in the event that proration applies.

Any gain recognized with respect to shares of PAS common stock as a consequence of participating in the merger will generally be capital gain, and generally will be long-term capital gain if the shares have been held for more than one year on the closing date of the merger. It is possible, however, that a U.S. Holder would instead be required to treat all or part of such gain as dividend income, if that U.S. Holder’s percentage ownership in PepsiCo (including shares that the stockholder is deemed to own under certain attribution rules) after the transaction is not meaningfully reduced from what that U.S. Holder’s percentage ownership would have been if the U.S. Holder had received solely shares of PepsiCo common stock rather than a combination of cash and PepsiCo common stock in the merger. If a U.S. Holder who has a relatively minimal stock interest in PepsiCo and PAS suffers a reduction in its proportionate interest in PepsiCo relative to what its proportionate interest in PepsiCo would have been had it received solely shares of PepsiCo common stock in the merger, the U.S. Holder should be regarded as having suffered a meaningful reduction in interest. For example, the IRS has ruled that any reduction in the stockholder’s proportionate interest will constitute a “meaningful reduction” in a transaction in which a holder held less than 1% of the shares of a corporation and did not have management control over the corporation. A U.S. Holder should consult its own tax advisor as to whether its receipt of cash in the merger will be treated as capital gain or dividend income under the Code.

A U.S. Holder who receives PepsiCo common stock will have an adjusted tax basis in the PepsiCo common stock received in the merger (including fractional shares deemed received) equal to the adjusted tax basis of the shares of PAS common stock surrendered, increased by the amount of gain, if any, recognized, including any portion of the gain that is treated as a dividend, and decreased by the amount, if any, of cash received. The holding period for shares of PepsiCo common stock received in exchange for shares of PAS common stock in the merger will include the holding period for the shares of PAS common stock surrendered in the merger.

U.S. Holders will recognize gain or loss on any cash received in lieu of a fractional share of PepsiCo common stock equal to the difference between the amount of cash received in lieu of the fractional share and the U.S. Holder’s tax basis in the fractional share. A U.S. Holder’s tax basis in a fractional share will be determined by allocating the U.S. Holder’s tax basis in the PepsiCo common stock between the PepsiCo common stock received and the fractional share, in accordance with their respective fair market values. Such gain or loss generally will be long-term capital gain or loss if the holding period in PAS common stock is more than one year as of the closing date of the merger.

In the case of a U.S. Holder who holds shares of PAS common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of shares of PAS common stock.

Receipt Solely of Cash

A U.S. Holder who receives only cash in the merger will generally recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of PAS common stock surrendered in the exchange. It is anticipated that most U.S. Holders will be required to treat any recognized gain as capital gain, as described above. However, it is possible that a U.S. Holder would instead be required to treat all or part of such gain as dividend income as described in the section “—Receipt of PepsiCo Common Stock and Cash.” A U.S. Holder should consult its own tax advisor as to whether its receipt of cash in the merger will be treated as capital gain or dividend income under the Code.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with cash received in lieu of fractional shares and cash payments from a disposition of shares of PAS common stock pursuant to the merger. Backup withholding at a rate of 28% may apply to cash paid in the transaction to a U.S. Holder, unless the stockholder furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to such stockholder following the completion of the merger.

Any amount withheld under the backup withholding rules will be allowed as a refund or credit against United States federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Reporting Requirements

If a U.S. Holder receives PepsiCo common stock as a result of the merger, such holder will be required to retain records pertaining to the merger. In addition, each U.S. Holder that receives PepsiCo common stock that owns at least five percent of PAS’ common stock will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger, including:

•	the cost or other basis of the U.S. Holder’s shares of PAS common stock transferred in the exchange; and

•	the fair market value of the PepsiCo common stock and the amount of cash the U.S. Holder receives in the exchange.

Appraisal Rights

In connection with the merger, record holders of PAS common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is completed. Under Section 262 of Delaware law, as a result of completion of the merger, holders of shares of PAS common stock with respect to which appraisal rights have been properly exercised and perfected and not withdrawn or lost are entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to them in cash by complying with the provisions of Section 262. PAS is required to send a notice to that effect to each stockholder not less than 20 days prior to the special meeting. This proxy statement/prospectus constitutes that notice to you.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions.

A stockholder who desires to exercise appraisal rights must (a) not vote in favor of the proposal to adopt the merger agreement and (b) deliver a written demand for appraisal of the stockholder’s shares to the Corporate Secretary of PAS before the vote on the merger agreement at the special meeting.

A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger.

A record owner, such as a broker, who holds shares as a nominee for others may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which the holder is the record owner. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares outstanding in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the proposal to adopt the merger agreement at the special meeting. A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform PAS of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: PepsiAmericas, Inc., 4000 RBC Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402, Attention: Brian D. Wenger, Corporate Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his, her or its shares. The written demand must be received by PAS prior to the meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of common stock in favor of the proposal to adopt the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal to adopt the merger agreement or abstain from voting on the proposal to adopt the merger agreement.

Within 120 days after the effective time of the merger, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner of the stock for which a demand for appraisal has been properly made, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the shares owned by those stockholders, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to, and do not address, fair value under Section 262.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, but not limited to, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party, shall have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and PepsiCo common stock to which the stockholder is entitled pursuant to the merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, stockholders’ rights to appraisal shall cease and all stockholders shall be entitled only to receive the merger consideration as provided for in the merger agreement. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached hereto as Appendix C to this proxy statement/prospectus.

If you fail to comply strictly with all of the procedures set forth in Section 262, you will lose your statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

Certain Litigation Matters

Following the public announcement, on April 20, 2009, of PepsiCo’s proposals on April 19, 2009 to acquire the outstanding shares of PAS common stock that it did not already own for $11.64 in cash and 0.223 shares of PepsiCo common stock per share of PAS common stock and to acquire the outstanding shares of PBG common stock that it did not already own for $14.75 in cash and 0.283 shares of PepsiCo common stock per share of PBG common stock, several putative stockholder class action complaints challenging the proposals were filed against various combinations of PepsiCo, PAS, PBG, and the individual members of the boards of directors of PAS and PBG. One of these complaints was amended following the public announcement of the merger agreements to include allegations concerning one of the proposed mergers.

Delaware Court of Chancery

Beginning on April 22, 2009, eight putative stockholder class action complaints challenging the April 19 proposals were filed against various combinations of PepsiCo, PAS and PBG and the individual members of the boards of directors of PAS and PBG in the Court of Chancery of the State of Delaware. The complaints alleged, among other things, that the defendants had breached or would breach their fiduciary duties owed to the public stockholders of PAS and PBG in connection with the April 19 proposals. On June 5, 2009, the Court of Chancery entered orders consolidating the actions relating to PepsiCo’s proposal to acquire PAS under the caption In re PepsiAmericas, Inc. Shareholders Litigation (C.A. No. 4530-VCS) (the “Consolidated Delaware PAS Action”), consolidating the actions relating to PepsiCo’s proposal to acquire PBG under the caption In re The Pepsi Bottling Group, Inc., Shareholders Litigation (C.A. No. 4526-VCS) (the “Consolidated Delaware PBG Action”), appointing co-lead counsel and co-lead plaintiffs in each consolidated action, and providing for coordination between the two consolidated actions.

On June 19, 2009, co-lead plaintiffs in the Consolidated Delaware PAS Action filed a verified consolidated class action complaint. The complaint seeks, among other things, damages and declaratory, injunctive, and other equitable relief alleging, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PAS, that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders, that PepsiCo retaliated against PAS and PBG for rejecting the April 19 proposals, that certain provisions of the certificate of incorporation of PAS are invalid and/or inapplicable to the April 19 proposals and the proposed mergers, and that PepsiCo’s pursuit of its acquisition of PAS violates the PAS Shareholder Agreement. Also on June 19, 2009, the co-lead plaintiffs in the Consolidated Delaware PBG Action filed a verified consolidated class action complaint. The complaint seeks, among other things, damages and declaratory, injunctive, and other equitable relief alleging, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PBG, that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders, that PepsiCo had retaliated or would retaliate against PAS and PBG for rejecting the April 19 proposals, and that certain provisions of the certificate of incorporation of PBG are invalid and/or inapplicable to the April 19 proposals and the proposed mergers. On July 23, 2009, co-lead plaintiffs in the Consolidated Delaware PBG Action and the Consolidated Delaware PAS Action filed separate motions for partial summary judgment concerning their allegations relating to the certificates of incorporation of PBG and PAS and the PAS Shareholder Agreement.

On August 31, 2009, the Court of Chancery entered a Stipulation and Order Governing the Protection and Exchange of Confidential Information in each of the Consolidated Delaware PAS Action and the Consolidated Delaware PBG Action. Shortly thereafter, defendants began producing documents to co-lead plaintiffs in these actions. On November 20, 2009, the parties to the Consolidated Delaware PAS Action and to the Consolidated

Delaware PBG Action entered into the Stipulation and Agreement of Compromise, Settlement, and Release described below.

Minnesota State Court

Beginning on April 20, 2009, three putative stockholder class action complaints challenging the April 19 proposals were filed against PepsiCo, PAS, and PAS’ board of directors in the District Court of the State of Minnesota, County of Hennepin. The complaints seek, among other things, damages and declaratory, injunctive, and other equitable relief alleging, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders, that PepsiCo possessed material, non-public information concerning PAS, and that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders. On June 24, 2009, the parties to the three Minnesota actions entered into a stipulation consolidating and staying the Minnesota actions in favor of the Consolidated Delaware PAS Action. On June 29, 2009, the court entered an order consolidating and staying the Minnesota actions pending resolution of the Consolidated Delaware PAS Action.

On September 23, 2009, one of the plaintiffs in the Minnesota actions filed a notice of dismissal voluntarily dismissing the action captioned Leone v. PepsiAmericas, Inc. (No. 27-CV-099196). On November 20, 2009, the parties to the two remaining Minnesota actions entered into the Stipulation and Agreement of Compromise, Settlement, and Release described below.

New York State Court

Westchester County Actions

Beginning on April 29, 2009, two putative stockholder class action complaints challenging the April 19 proposals were filed against various combinations of PepsiCo, PAS, PBG, and the members of PBG’s board of directors in the Supreme Court of the State of New York, County of Westchester. The complaints seek, among other things, damages and declaratory, injunctive, and other equitable relief alleging, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PAS and PBG, that the April 19 proposals and the transactions contemplated thereunder were not entirely fair to the public stockholders of PAS and PBG, and that the defensive measures implemented by PBG were not being used to maximize stockholder value. On June 8, 2009, the defendants filed motions to dismiss or stay the actions in favor of the previously filed actions pending in the Delaware Court of Chancery.

On October 19, 2009, the parties to the two Westchester County actions entered into a stipulation staying the Westchester County actions in favor of the Consolidated Delaware PAS Action and the Consolidated Delaware PBG Action. On October 21, 2009, the court entered an order staying the two Westchester County actions pending resolution of the Consolidated Delaware PAS Action and the Consolidated Delaware PBG Action. On November 20, 2009, the parties to the two Westchester County actions entered into the Stipulation and Agreement of Compromise, Settlement, and Release described below.

New York County Action

On May 8, 2009, a putative stockholder class action complaint was filed against PBG and the members of PBG’s board of directors other than Mr. Compton and Ms. Trudell in the Supreme Court of the State of New York, County of New York. The complaint alleged that the defendants had breached their fiduciary duties owed to the public stockholders of PBG by depriving those stockholders of the full and fair value of their shares by failing to accept PepsiCo’s April 19 proposal to acquire PBG or to negotiate with PepsiCo after that proposal was made and by adopting certain defensive measures. On June 8, 2009, the defendants moved to dismiss or to stay this action in favor of the previously filed actions pending in the Delaware Court of Chancery. The plaintiff failed to file a timely opposition to the motion. On August 10, 2009, the plaintiff filed an amended class action complaint, adding as defendants PepsiCo, Mr. Compton, and Ms. Trudell. The amended complaint seeks, among other things, damages and declaratory, injunctive, and other equitable relief alleging, among other things, that the defendants have breached or will breach their fiduciary duties owed to the public stockholders of PBG and that the proposed PBG merger is not entirely fair to the public stockholders. On August 27, 2009 the defendants again moved to dismiss or stay this action in favor of the previously filed actions pending in the Delaware Court of Chancery.

On October 2, 2009, the parties to this action entered into a stipulation providing that this action should be voluntarily stayed for 45 days while plaintiff’s counsel conferred with co-lead counsel in the Consolidated Delaware PBG Action and that the defendants’ motion to dismiss or stay should be adjourned during the voluntary stay. Also on October 2, 2009, the court entered an order staying the New York County action for 45 days while plaintiff’s counsel conferred with co-lead counsel in the Consolidated Delaware PBG Action. On November 20, 2009, the parties to the New York County action entered into the Stipulation and Agreement of Compromise, Settlement, and Release described below. On December 2, 2009, the court entered an order staying the New York County action pending resolution of the Consolidated Delaware PBG Action.

Litigation Filed by PepsiCo

On May 11, 2009, PepsiCo, along with Mr. Compton and Ms. Trudell (PepsiCo employees who are members of PBG’s board of directors) filed a complaint against PBG and the other members of PBG’s board of directors in the Court of Chancery of the State of Delaware. The complaint sought declaratory and injunctive relief and alleged that the defendants had breached their fiduciary duties owed to the public stockholders of PBG by, among other things, holding a meeting of PBG’s board of directors and taking certain actions at that meeting without providing notice to Mr. Compton and Ms. Trudell, adopting a stockholder rights plan that restricted PepsiCo’s rights as a stockholder by, for example, limiting its ability to solicit consents, and adopting a shareholder rights plan that was an unreasonable and disproportionate response to PepsiCo’s April 19 proposal to acquire PBG. On August 5, 2009, following PepsiCo’s entry into the PBG merger agreement, PepsiCo voluntarily dismissed this action with prejudice.

Settlement of Stockholder Litigation

On November 20, 2009, the parties to the Consolidated Delaware PAS Action and the Consolidated Delaware PBG Action, as well as the parties to the two actions pending in the District Court of the State of Minnesota and to the three actions pending in the Supreme Court of the State of New York, entered into a Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement Stipulation”) to resolve all of these actions.

Pursuant to the Settlement Stipulation, and in exchange for the releases described below, defendants have taken or will take the following actions: (1) PepsiCo, PAS, and PBG have included and will continue to include co-lead counsel in the disclosure process (including providing them with the opportunities to review and comment on drafts of the preliminary and final proxy statements/prospectuses before they were or are filed with the Securities and Exchange Commission); (2) PepsiCo agreed to reduce the termination fee set forth in the PAS merger agreement from $71.6 million to $50 million pursuant to the Waiver Letter dated as of November 16, 2009 which is included in Appendix A to this proxy statement/prospectus; (3) PepsiCo agreed to reduce the termination fee set forth in the PBG merger agreement from $165.3 million to $115 million; (4) PepsiCo agreed to shorten the termination fee tail set forth in the PAS merger agreement from 12 months to 6 months pursuant to the Waiver Letter dated as of November 16, 2009 which is included in Appendix A-1 to this proxy statement/prospectus; and (5) PepsiCo agreed to shorten the termination fee tail set forth in the PBG merger agreement from 12 months to 6 months. The settlement is conditioned on satisfaction by co-lead counsel that the disclosures made in connection with the PAS merger and the PBG merger are not materially omissive or misleading.

Pursuant to the Settlement Stipulation, the Consolidated Delaware PAS Action and the Consolidated Delaware PBG Action will be dismissed with prejudice on the merits, the plaintiffs in the Minnesota and New York actions will voluntarily dismiss those actions with prejudice, and all defendants will be released from any and all claims relating to, among other things, the merger, the PBG merger, the merger agreement, the PBG merger agreement, and any disclosures made in connection therewith. The Settlement Stipulation is subject to customary conditions, including consummation of both the merger and the PBG merger, completion of certain confirmatory discovery, class certification, and final approval by the Court of Chancery of the State of Delaware following notice to the stockholders of PAS and PBG. On December 2, 2009, the Court of Chancery entered an order setting forth the schedule and procedures for notice to the stockholders of PAS and PBG and the court’s review of the settlement. The Court of Chancery scheduled a hearing for April 12, 2010 at 10:00 a.m., at which the court will consider the fairness, reasonableness, and adequacy of the settlement.

The settlement will not affect the form or amount of the consideration to be received by PAS stockholders in the merger or by PBG stockholders in the PBG merger.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events, and transactions complained of in the aforementioned litigation or that they have engaged in any wrongdoing. The defendants have entered into the Settlement Stipulation to eliminate the uncertainty, burden, risk, expense, and distraction of further litigation. The foregoing description of the Settlement Stipulation does not purport to be complete, and a copy of the Settlement Stipulation has been filed with the SEC as part of the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

Financing of the Merger

PepsiCo and Metro’s obligations to complete the merger are not conditioned upon their ability to obtain financing for the merger.

PepsiCo estimates that the total amount of funds necessary to complete the merger, the PBG merger and related transactions is approximately $4.0 billion.

Senior Note Issuance

In order to finance the merger, the PBG merger, and related transactions, PepsiCo intends to issue approximately $4 billion of senior unsecured fixed rate notes, subject to market conditions. See “Unaudited Pro Forma Condensed Combined Financial Information—Note 8—Debt-Obligations and Commitments” beginning on page 141 of this proxy statement/prospectus.

Bridge Facility

PepsiCo has received a commitment letter pursuant to which, subject to the conditions set forth therein, Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and a group of seven other lenders have committed to provide up to $4.0 billion of loans under a bridge facility. The documentation governing the bridge facility has not been finalized. Accordingly, the actual terms of these financing arrangements may differ from those described in this proxy statement/prospectus. To the extent that the other methods of raising the required financing for the merger, the PBG merger, and related transactions, such as the issuance of long-term debt securities as described above, are sufficiently utilized, the bridge facility will not be drawn.

The bridge facility will be available to PepsiCo, as the borrower, on a revolving basis for a period of 364 days from the closing date of the merger. The bridge loans, if required, will be used to finance a portion of the purchase price for the merger (as well as for the PBG merger) and to pay related fees and expenses. PepsiCo will be required to prepay the bridge loans under specified circumstances, including upon specified non-ordinary course asset sales, specified incurrences of debt, and equity issuances by PepsiCo or its subsidiaries and upon the issuance of debt securities for the purpose of refinancing the bridge facility.

Fees and Expenses Relating to the Merger

Fees and expenses incurred or expected to be incurred by PepsiCo and Metro in connection with the merger are estimated as of the date of this proxy statement/prospectus to be as follows:

Type of Fee	Amount ($)
Filing fees	146,967
Financial advisors’ fees and expenses	18,000,000
Accounting fees and expenses	325,000
Legal, printing and miscellaneous fees and expenses	1,375,000
Total	19,846,967

Subject to the termination fee payable by PAS to PepsiCo under certain circumstances, the merger agreement provides that each party will pay fees and expenses incurred by such party in connection with the merger agreement. See “The Merger Agreement—Termination Fees Payable by PAS” beginning on page 125 of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, the following factors should be considered carefully when evaluating the merger and the proposal to adopt the merger agreement at the special meeting. You should also consider the various risk factors of each of PepsiCo and PAS, as discussed in their respective annual reports on Form 10-K for the fiscal years ended December 27, 2008 and January 3, 2009, and their respective quarterly reports on Form 10-Q for the quarterly periods ended September 5, 2009 and October 3, 2009, under “Risk Factors,” each of which is on file with the SEC, for additional factors that may affect PepsiCo’s and PAS’ performance.

Because the market price of PepsiCo common stock may fluctuate, you cannot be sure of the value of the stock portion of the merger consideration that you may receive.

Upon completion of the merger, each share of PAS common stock (other than shares held by PepsiCo or any of its subsidiaries (including Metro), shares held by PAS as treasury stock and shares with respect to which stockholders of PAS have properly exercised and perfected appraisal rights under Delaware law) will be converted into the right to receive the merger consideration. Because the exchange ratio of 0.5022 shares of PepsiCo common stock per share of PAS common stock at which PepsiCo is issuing its shares as part of the merger consideration is fixed, any change in the price of PepsiCo common stock prior to completion of the merger will affect the value of any shares of PepsiCo common stock you receive upon completion of the merger. The value of the PepsiCo stock portion of the merger consideration will vary from the date of the announcement of the merger agreement, the date that this proxy statement/prospectus was mailed to PAS stockholders, the date of the special meeting and the date the merger is completed and thereafter. At the time that the merger is completed, the value of the stock portion of the merger consideration could be more or less than the value of the cash portion of the merger consideration. Accordingly, at the time of the special meeting, you will not know or be able to determine the value of the PepsiCo common stock you may receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the respective businesses, operations and prospects, and regulatory considerations of PepsiCo and PAS. Many of these factors are beyond PepsiCo’s and PAS’ control.

Following completion of the merger and the PBG merger, PepsiCo will face risks different from those faced by PAS today, which may affect the market price of the shares of PepsiCo common stock.

Upon completion of the merger, certain holders of PAS common stock will become holders of PepsiCo common stock. Some of PepsiCo’s current businesses and markets differ from those of PAS and, accordingly, the results of operations of PepsiCo after the merger may be affected by factors different from those currently affecting the results of operations of PAS. For further information on the businesses of PepsiCo and PAS and the factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus. Additionally, PepsiCo and Metro have entered into the PBG merger agreement. Some of PepsiCo’s current businesses and markets differ from those of PBG, which may also affect PepsiCo’s results of operations after completion of the merger if the PBG merger is also completed.

You cannot be certain of the form of merger consideration that you will receive for all of your shares.

PepsiCo will pay cash for 50% of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of the outstanding shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries. If the number of shares of PAS common stock for which a valid election to receive cash is made is higher than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which a valid election to receive cash is made will be converted into the right to receive PepsiCo common stock in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. If the number of shares of PAS common stock for which a valid election to receive cash is made is lower than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which no valid election to receive cash is made will be converted into the right to receive cash in order to provide for an aggregate 50%/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. If such a proration is required, holders of PAS common stock who elected to receive cash may receive a portion of their consideration in PepsiCo common stock, and holders who made no election may receive a portion of their consideration in cash. Additionally, the actual number of shares of PAS common stock as to which a valid election to receive cash has been made will reflect a reduction for the number of shares of PAS common stock with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Accordingly, there is a risk that you will receive a portion of the merger consideration in the form that you do not choose, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected, including the recognition of taxable gain to the extent cash is received.

Failure to complete the PBG merger may adversely affect PepsiCo’s results of operations and prevent PepsiCo from realizing the full extent of the benefits and cost savings expected from either or both mergers.

The PBG merger is subject to the satisfaction or, to the extent permissible, waiver, of certain conditions, including, but not limited to, receipt of the necessary PBG stockholder approval and receipt of the necessary regulatory consents and approvals. Although PepsiCo expects, as of the date of this proxy statement/prospectus, to complete both the merger and the PBG merger, it is possible that the PBG merger may not be completed. PepsiCo’s obligation to complete the merger is subject to the satisfaction of certain conditions to the completion of the PBG merger to the extent that they relate to antitrust and competition laws. In addition, other conditions to the PBG merger may not be satisfied and PepsiCo’s obligation to complete the merger is not otherwise subject to completion of the PBG merger. PepsiCo’s relationship with PBG may suffer following a failure to complete the PBG merger, which could adversely affect PepsiCo’s results of operations. Failure to complete the PBG merger may also prevent PepsiCo from realizing the full extent of the benefits and cost savings that it expects to realize as a result of the completion of both mergers.

After completion of the mergers, PepsiCo may fail to realize the anticipated cost savings and other benefits expected from the mergers, which could adversely affect the value of PepsiCo’s common stock or other securities.

The success of the mergers will depend, in part, on PepsiCo’s ability to successfully combine the businesses of PepsiCo, PAS and PBG and realize the anticipated benefits and cost savings from such combination. While PepsiCo believes, as of the date of this proxy statement/prospectus, that these cost savings estimates are achievable, it is possible that PepsiCo will be unable to achieve these objectives within the anticipated time frame, or at all. PepsiCo’s cost savings estimates also depend on PepsiCo’s ability to combine the businesses of PepsiCo, PAS and PBG in a manner that permits those cost savings to be realized. If these estimates turn out to be incorrect or PepsiCo is not able to combine the businesses of PepsiCo, PAS and PBG successfully, the anticipated cost savings and other benefits, including expected synergies, of the merger and the PBG merger may not be realized fully or at all or may take longer to realize than expected, and the value of PepsiCo’s common stock (including the stock issued as part of the merger consideration) or other securities may be adversely affected.

Specifically, issues that must be addressed in integrating the operations of PepsiCo, PAS and PBG in order to realize the anticipated benefits of the merger and the PBG merger include, among other things:

•	integrating the manufacturing, distribution, sales and administrative support activities and information technology systems of PepsiCo, PAS and PBG;

•	conforming standards, controls, procedures and policies, business cultures and compensation structures among the companies;

•	consolidating and streamlining corporate and administrative infrastructures;

•	consolidating sales and marketing operations;

•	retaining existing customers and attracting new customers;

•	identifying and eliminating redundant and underperforming operations and assets;

•	coordinating geographically dispersed organizations; and

•	managing tax costs or inefficiencies associated with integrating the operations of PepsiCo following completion of the merger and the PBG merger.

Delays encountered in the process of integrating the businesses of PepsiCo and PAS, or in the integration of either or both of these businesses with that of PBG, could have an adverse effect on the revenues, expenses, operating results and financial condition of PepsiCo after completion of the merger. Although significant benefits, such as increased cost savings, are expected to result from the merger and the PBG merger, there can be no assurance that any of these anticipated benefits will be realized by PepsiCo after completion of either or both of the mergers.

Additionally, significant costs are expected to be incurred in connection with consummating the mergers and integrating the operations of PepsiCo, PAS and PBG, with a significant portion of such costs being incurred through the first year after completion of the mergers. PepsiCo continues to assess the magnitude of these costs and additional unanticipated costs may be incurred in the integration of the businesses of PepsiCo, PAS and PBG. Although PepsiCo believes that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, no assurances can be given that this net benefit will be achieved in the near term, or at all.

Combining PepsiCo, PAS and PBG could result in the loss of employees or customers or otherwise cause business disruption.

Each of PepsiCo, PAS and PBG has operated and, until the completion of the applicable merger, will continue to operate, independently. It is possible that the mergers could result in the loss of key employees, result in the disruption of each company’s ongoing businesses or identify inconsistencies in standards, controls, procedures and policies that adversely affect PepsiCo’s ability to maintain relationships with customers, suppliers or creditors. For the mergers to be successful, each of PepsiCo, PAS and PBG must continue to retain, motivate and recruit executives and other key employees during the pendency of the mergers. Such employee retention may be challenging as employees may experience uncertainty about their future roles with PepsiCo until, or even after, strategies with regard to the combined company are announced or executed. Moreover, following completion, PepsiCo must be successful at retaining key employees. If, despite retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with PepsiCo after completion of either merger, its ongoing business could be harmed. Additionally, the potential distraction of the merger may adversely affect the ability of PepsiCo, PAS or PBG during the pendency of the mergers, or of PepsiCo following completion, to attract, motivate and retain executives and other key employees and keep them focused on corporate strategies and goals, which could have a negative impact on the business of PepsiCo, PAS or PBG during the pendency of the mergers or of PepsiCo following completion.

The merger and the PBG merger are subject to the receipt of certain required clearances or approvals from governmental entities that could prevent or delay their completion or impose conditions that could have a material adverse effect on PepsiCo.

Completion of each of the merger and the PBG merger is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of the applicable waiting period under the HSR Act with respect to such merger. There can be no assurance that the required clearances and approvals will be obtained, and, additionally, government authorities from which these clearances and approvals are required may impose conditions on the completion of the merger or the PBG merger or require changes to their respective terms. While under the terms of the merger agreements, none of PepsiCo, PAS or PBG is required, in connection with the merger, to enter into any agreement or other undertaking with any such governmental authority with respect to any of their or their material subsidiaries’ material businesses, assets or properties, or to divest or otherwise hold separate any such business, assets or properties, each has agreed to use reasonable best efforts to obtain governmental clearances or approvals necessary to complete the applicable merger. If, in order to obtain any clearances or approvals required to complete either of the mergers, any of PepsiCo, PAS or PBG, is required to divest itself of material assets, or PepsiCo becomes subject to any material conditions after completion of the merger, PepsiCo’s business and results of operations after completion of the merger may be adversely affected.

PAS and PBG will be subject to business uncertainties and contractual restrictions while the merger and the PBG merger are pending which could adversely affect their respective businesses.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PAS. Although PepsiCo and PAS intend to take steps to reduce any adverse effects, these uncertainties may impair their ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that do business with PepsiCo or PAS to seek to change existing business relationships with either PepsiCo or PAS. In addition, the merger agreement restricts PAS, without PepsiCo’s consent, from making certain acquisitions and taking other specified actions until the merger is completed or the merger agreement is terminated. These restrictions may prevent PAS from pursuing otherwise attractive business opportunities and making other changes to its business that may arise before the merger is completed or the merger agreement is terminated. The PBG merger is subject to similar risks which, if they materialize, may materially adversely affect the business or results of operations of PepsiCo following completion of either or both of the mergers even if these risks do not materialize with respect to PAS.

The indebtedness of PepsiCo following completion of the mergers will be substantially greater than its indebtedness on a stand-alone basis and greater than the existing combined indebtedness of PepsiCo and PAS prior to the merger. The increased level of indebtedness could adversely affect PepsiCo following completion of the merger, including by reducing funds available for other business purposes.

The indebtedness of PepsiCo and PAS, each on a consolidated basis, as of September 5, 2009 was approximately $8.0 billion and $2.3 billion, respectively, in each case consisting primarily of long-term debt and commercial paper. PepsiCo’s pro forma indebtedness (consisting primarily of long-term debt and commercial paper) as of September 5, 2009, after giving effect to the merger and including indebtedness incurred in order to finance the merger, would be approximately $11.4 billion, and after giving effect to the merger and the PBG merger and including, in each case, indebtedness incurred in order to finance the merger and the PBG merger, would be approximately $19.7 billion. Following completion of the merger, as a result of the substantial increase in debt and the cost of that debt, the amount of cash required to service PepsiCo’s increased indebtedness levels and thus the demands on its cash resources may be significantly greater than the percentages of cash flows required to service the indebtedness of PepsiCo individually prior to the merger. The increased levels of indebtedness could reduce funds available for PepsiCo’s capital expenditures and other activities, may cause rating agencies to downgrade its debt, and may create competitive disadvantages for it relative to other companies with lower debt levels.

The shares of PepsiCo common stock to be received by PAS stockholders as a result of the merger will have different rights from the shares of PAS common stock.

Upon completion of the merger, PAS stockholders who receive PepsiCo stock as part of the merger consideration will become PepsiCo stockholders and their rights as stockholders will be governed by PepsiCo’s amended and restated articles of incorporation and bylaws. Please see “Comparative Rights of Stockholders” beginning on page 172 of this proxy statement/prospectus for a discussion of the different rights associated with PepsiCo common stock.

Certain of PAS’ officers and directors have interests in the merger that are different from your interests as a PAS stockholder.

Certain of PAS’ officers and directors have interests in the merger that are different from your interests as a stockholder of PAS. PAS’ board of directors was aware of these interests and took them into account in its decision to approve the merger agreement and the transactions contemplated thereby. See “Interests of Certain Persons in the Merger” beginning on page 157 of this proxy statement/prospectus.

Risks relating to PepsiCo and PAS.

PepsiCo and PAS are, and following completion of the merger, PepsiCo and Metro will continue to be, subject to the risks described in (i) Part I, Item 1A in PepsiCo’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008, filed with the SEC on February 19, 2009, (ii) “Our Business Risks” in Item 7 in Exhibit 99.1 to PepsiCo’s Current Report on Form 8-K filed with the SEC on August 27, 2009, (iii) Part II, Item 1A in PepsiCo’s Quarterly Report on Form 10-Q for the quarterly period ended September 5, 2009, filed with the SEC on October 8, 2009, (iv) Part I, Item 1A in PAS’ Annual Report on Form 10-K for the fiscal year ended January 3, 2009, filed with the SEC on March 4, 2009 and (v) Part II, Item 1A in PAS’ Quarterly Report on Form 10-Q for the quarterly period ended October 3, 2009, filed with the SEC on November 6, 2009, in each case, incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

PepsiCo and PAS make forward-looking statements in this proxy statement/prospectus and their public documents. A forward-looking statement encompasses any estimate, prediction, opinion or statement of belief in this proxy statement/prospectus or such public documents and the underlying management assumptions. These forward-looking statements can be identified by words such as “may,” “could,” “believes,” “expects,” “anticipates,” “intends” and similar expressions. Forward-looking statements appear in the discussions of matters such as the benefits of the merger between PAS and PepsiCo and between PBG and PepsiCo, including, but not limited to, future financial and operating results related to potential cost savings and enhancements to revenue that may be realized from the merger and from the PBG merger, and PepsiCo’s and PAS’ plans, objectives, expectations and intentions and other statements contained in this proxy statement/prospectus or public documents of PepsiCo and PAS that are not historical facts. These statements are based upon the current reasonable expectations and assessments of the respective managements of PepsiCo and PAS and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of PepsiCo and PAS. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

These views involve risks and uncertainties that are difficult to predict and, accordingly, actual results may differ materially from the results discussed in such forward-looking statements. You should consider the various factors in the “Risk Factors” section beginning on page 95 of this proxy statement/prospectus as well as those discussed in the annual report on Form 10-K and quarterly report on Form 10-Q of PepsiCo for the fiscal year ended December 27, 2008 and the quarterly period ended September 5, 2009, respectively, and the annual report on Form 10-K and quarterly report on Form 10-Q of PAS, for the fiscal year ended January 3, 2009 and the quarterly period ended October 3, 2009, respectively, in each case under “Risk Factors,” which reports are on file with the SEC, for additional factors that may affect PepsiCo’s and PAS’ performance.

In addition to factors that have been previously disclosed in the respective reports of PepsiCo and PAS filed with the SEC and those that are discussed elsewhere in this proxy statement/prospectus, the following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•

the businesses of PepsiCo, PAS and PBG may not be combined successfully, or such combination, including the integration of systems, controls and procedures of the companies, may take longer, be more difficult, time-consuming or costly to accomplish than expected;

•	the merger or the PBG merger may not be completed;

•	the expected cost savings from the merger and the PBG merger may not be fully realized or may take longer to realize than expected;

•	management time may be diverted on matters relating to the merger or the PBG merger;

•

customer losses, increases in operating costs and business disruption, including disruption of supply or shortages of raw materials and other supplies, following the merger and the PBG merger, may be greater than expected;

•	adverse effects on relationships with employees may be greater than expected;

•	the regulatory approvals required for the merger and the PBG merger may not be obtained on the proposed terms, on the anticipated schedule, or at all;

•	adverse governmental, legal or regulatory policies may be enacted;

•	changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise;

•	PepsiCo may be unable to hire or retain key employees or a highly skilled and diverse workforce, including as a result of uncertainty regarding the merger;

•

PepsiCo may not successfully build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively;

•	PepsiCo may experience damage to its reputation; and

•

social and political conditions such as war, political unrest and terrorism, pandemics or natural disasters, unfavorable economic conditions or increased volatility in foreign exchange rates could have unpredictable negative effects on the businesses or results of operations of PepsiCo, PAS and PBG and on the economy.

The forward-looking statements are made as of the date of this proxy statement/prospectus or the applicable document, as the case may be, and, except as required by applicable law, PepsiCo and PAS assume no obligation to update these forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on these statements.

SPECIAL MEETING OF STOCKHOLDERS OF PAS

PAS is providing this proxy statement/prospectus to you in connection with the solicitation of proxies by PAS’ board of directors to be voted at the special meeting of PAS stockholders that PAS has called to allow its stockholders to consider and vote upon a proposal to adopt the merger agreement with PepsiCo. This document is first being mailed to PAS stockholders on or about
January 13, 2010. Together with this document, PAS is sending a notice of the special meeting of PAS stockholders and a form of proxy that PAS’ board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

PepsiCo is also providing this document to you as a prospectus in connection with the offer and sale by PepsiCo of shares of PepsiCo common stock to be issued as merger consideration to PAS stockholders in connection with the merger.

Date, Time and Place

The special meeting of PAS stockholders will be held on February 17, 2010, at 10:00 a.m., local time, at Briggs and Morgan, P.A., 80 South Eighth Street, Suite 2200, Minneapolis, Minnesota.

Purpose of the Special Meeting

At the special meeting, PAS will ask stockholders to consider and vote upon the proposal to adopt the merger agreement and to transact such other business as may properly come before the special meeting or any postponement or adjournment of the meeting. PAS’ board of directors is not aware of any other matters to be presented for action at the special meeting.

Record Date; Shares Entitled to Vote; Quorum

Only holders of record of PAS common stock at the close of business on January 4, 2010, the record date, are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the special meeting. On the record date, 124,783,132 shares of PAS common stock were issued and outstanding and entitled to vote at the special meeting, held by 7,833 holders of record. On the record date, PepsiCo and its subsidiaries beneficially owned 54,004,000 shares of PAS common stock, representing approximately 43.3% of the outstanding PAS common stock entitled to vote at the special meeting.

Each stockholder is entitled to one vote for each share of PAS common stock held by such stockholder as of the record date. You may vote all shares owned by you as of the record date, including (1) shares held directly in your name as the stockholder of record and (2) shares held for you as the beneficial owner in street name through a broker, trustee or other nominee.

The holders of 51% of the outstanding shares of PAS common stock entitled to vote at the special meeting must be present in person or represented by proxy before any action can be taken at the special meeting. If a share is represented for any purpose at the special meeting, it is deemed to be present for the transaction of all business. In the event that a quorum is not present at the special meeting, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies.

Vote Required; Abstentions and Broker Non-Votes

The adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of PAS common stock entitled to vote at the special meeting. If PAS’ board of directors makes an intervening event change of recommendation, then the affirmative vote of a majority of the outstanding shares of PAS common stock excluding any shares held by PepsiCo or any of its affiliates (including Metro), PAS’ directors and officers or Robert C. Pohlad or certain persons or entities affiliated with him, will also be required to adopt the merger agreement.

Failure to submit a proxy or to vote in person or a vote to abstain will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement. Under the rules of the New York Stock Exchange, brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approving non-routine matters such as the proposal to adopt the merger agreement and, as a result, absent specific instructions from the beneficial owner of the shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes,” if the shares are present at the meeting. “Broker non-votes,” if any, will be counted for purposes of determining a quorum, but will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

If a properly executed proxy is submitted and the stockholder has abstained from voting on any matter, the shares represented by such proxy will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of the matter.

PepsiCo has agreed under the merger agreement that it will vote or cause to be voted all shares of PAS common stock beneficially owned by it or any of its subsidiaries in favor of the proposal to adopt the merger agreement at the special meeting. See “Record Date; Shares Entitled to Vote; Quorum” beginning on page 102 of this proxy statement/prospectus.

Shares Held by PAS’ Directors and Executive Officers

At the close of business on the record date, PAS’ directors and executive officers and their affiliates beneficially owned approximately 14,602,568 shares of PAS common stock, which represented approximately 11.7% of the outstanding shares of PAS common stock entitled to vote at the special meeting. PAS’ directors and executive officers, including Robert C. Pohlad, and their affiliates have informed PAS that they currently intend to vote their shares of PAS common stock, including any shares for which they hold proxies, “FOR” the proposal to adopt the merger agreement, believing it to be in the best interests of PAS stockholders. Other than as set forth under the caption “Special Factors—Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger” on page 45 of this proxy statement/prospectus, PAS’ directors and executive officers and their affiliates have not made a recommendation either in support of or opposed to the merger agreement.

Unless PAS’ board of directors makes an intervening event change of recommendation, if Robert C. Pohlad votes or causes to be voted the shares of PAS common stock beneficially owned by him and certain persons and entities affiliated with him in favor of the proposal to adopt the merger agreement, then those votes, when combined with the agreement of PepsiCo to vote all shares of the common stock of PAS beneficially owned by it and its subsidiaries for approval of the proposal to adopt the merger agreement, would be sufficient to approve the proposal to adopt the merger agreement without the affirmative vote of any unaffiliated stockholders of PAS.

Voting of Proxies

After carefully reading and considering the information presented in this proxy statement/prospectus, PAS stockholders of record may vote by mail, by telephone, through the Internet or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-prepaid envelope so that your shares are represented at the special meeting.

Please note that although there is no charge to you for voting by telephone or through the Internet, there may be costs associated with electronic access such as usage charges for Internet service providers and telephone companies. PAS will not pay for these costs; they are solely your responsibility.

If you hold your shares of PAS common stock in street name through a broker, bank or other nominee , you must provide instructions to the broker, bank or nominee as to how your shares should be voted. Brokers do not have the discretion to vote on the proposal to adopt the merger agreement and will only vote at the direction of the underlying beneficial owners of the shares of PAS common stock. Accordingly, if you do not instruct your broker to vote your shares of PAS common stock, your broker will not have the discretion to vote your shares of PAS common stock. Your broker, bank or other nominee will usually provide you with the appropriate instruction forms at the time you receive this proxy statement/prospectus. If you own your shares of PAS common stock in this manner, you cannot vote in person at the special meeting unless you receive a proxy to do so from the broker, bank or other nominee, and you bring that proxy to the special meeting.

All shares represented by each properly executed and valid proxy received by PAS before the special meeting will be voted in accordance with the instructions given on the proxy. If a PAS stockholder executes a proxy card without giving instructions, the shares of PAS common stock represented by that proxy card will be voted “FOR” approval of the proposal to adopt the merger agreement. PAS’ board of directors is not aware of any other matters to be voted on at the special meeting. If, however, such a matter is properly presented for action at the special meeting, including a motion to adjourn or postpone the special meeting in order to solicit additional proxies in favor of the proposal to adopt the merger agreement (in the event that there are not sufficient votes for such adoption), the persons named in the proxy card will vote the shares represented by all properly executed proxies on those matters in their discretion.

Revocability of Proxies

You may revoke your proxy or change your vote at any time before it is exercised at the special meeting, by one of the following means:

•

sending the Corporate Secretary of PAS a written notice revoking the proxy prior to the date of the special meeting at the address provided under “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus;

•	submitting prior to the date of the special meeting a duly executed proxy with a later date;

•	attending the special meeting and voting in person at the special meeting (your attendance at the special meeting will not, by itself, revoke your proxy; you must vote in person at the meeting); or

•	if you have instructed a broker, bank or other nominee to vote your shares, following the directions received from your broker, bank or other nominee.

Your attendance at the special meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked.

Election to Receive Cash Consideration

Holders of shares of PAS common stock (other than PepsiCo or any of its subsidiaries (including Metro), PAS (with respect to shares held by it as treasury stock) and stockholders of PAS who have properly exercised and perfected appraisal rights under Delaware law) will receive, for each share of PAS common stock owned by them, either 0.5022 shares of common stock of PepsiCo or, at their election, $28.50 in cash, without interest, subject to proration provisions which provide that an aggregate 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, will be converted into the right to receive common stock of PepsiCo and an aggregate 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash.

If proration occurs because the number of shares of PAS common stock for which an election to receive cash is made is higher than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, any share as to which a stockholder elected to receive cash but with respect to which such election is denied due to proration will be converted into 0.5022 of a share of PepsiCo common stock (plus cash in lieu of any fractional share interest) in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. If proration occurs because the number of shares of PAS common stock for which an election to receive cash is made is lower than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the shares for which no election to receive cash is made will be converted into the right to receive cash in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. See “The Merger Agreement—Proration” beginning on page 111 of this proxy statement/prospectus.

Shares of PAS common stock held by PepsiCo or any of its subsidiaries (including Metro) will either be canceled or each automatically converted into the right to receive 0.5022 shares of PepsiCo common stock at the effective time of the merger. PepsiCo and its subsidiaries may not make a cash election.

PAS’ Board of Directors Recommendation

PAS’ board of directors, after giving consideration to the unanimous recommendation of PAS’ transactions committee, has determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of the stockholders of PAS (other than PepsiCo, Metro and other affiliates at PepsiCo). Accordingly, PAS’ board of directors approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, and recommends that PAS stockholders vote “FOR” approval of the proposal to adopt the merger agreement.

The merger is of great importance to the stockholders of PAS. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to vote by telephone, through the Internet or by mail by completing, dating, signing and promptly returning the enclosed proxy card in the enclosed postage-prepaid envelope.

Appraisal Rights

Holders of PAS common stock are entitled to exercise appraisal rights in connection with the merger under Section 262 of Delaware law (which is reproduced and attached as Appendix C to this proxy statement/prospectus). The provisions of Delaware law governing appraisal rights are complex and you should study them carefully. A stockholder may take actions that prevent that stockholder from successfully asserting these rights, and multiple steps must be taken to properly exercise and perfect such rights.

If you do not vote in favor of the proposal to adopt the merger agreement and instead perfect your appraisal rights under Delaware law, you will have the right to a judicial appraisal of the “fair value” of your shares of PAS common stock in connection with the merger in lieu of receiving the merger consideration. This value could be more than, less than or the same as the merger consideration to be paid to non-dissenting stockholders in the merger.

In order to preserve your appraisal rights, you must take all the steps provided under Delaware law within the requisite time periods. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. See “Special Factors—Appraisal Rights” beginning on page 87 of this proxy statement/prospectus for a more detailed description of your appraisal rights and these procedures.

ANY PAS STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW APPENDIX C CAREFULLY AND SHOULD CONSULT HIS, HER OR ITS LEGAL ADVISOR, SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Solicitation of Proxies and Expenses

This solicitation is being made on behalf of PAS’ board of directors, but may also be made without additional compensation by PAS’ executive officers by telephone, facsimile, e-mail or personal interview. In addition, PAS has engaged Innisfree M&A Incorporated as its proxy solicitor to help PAS solicit proxies by mail, telephone and personal interview for a fee of approximately $50,000, and reimbursement of certain of its out-of-pocket expenses. PAS will bear the expense of the preparation, printing and mailing of the notice of the special meeting and these proxy materials. PAS will request brokers, banks and nominees who hold shares of PAS common stock in their names to furnish proxy materials to beneficial owners of the shares. PAS will reimburse such brokers, banks and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

Stockholder List

A list of PAS stockholders entitled to vote at the special meeting will be available for examination by any PAS stockholder at the special meeting. For ten days prior to the special meeting, this stockholder list will be available for inspection during ordinary business hours at PAS’ principal place of business, located at 4000 RBC Plaza. 60 South Sixth Street, Minneapolis, Minnesota 55402.

THE COMPANIES

PepsiCo

PepsiCo is a leading global beverage, snack and food company with 2008 annual revenues of more than $43 billion. PepsiCo employs approximately 198,000 people worldwide, and its products are sold in approximately 200 countries. PepsiCo manufactures or uses contract manufacturers, markets and sells a variety of salty, convenient, sweet and grain-based snacks, carbonated and non-carbonated beverages and foods in approximately 200 countries, with its largest operations in North America (United States and Canada), Mexico and the United Kingdom.

The principal trading market for PepsiCo’s common stock is the New York Stock Exchange (NYSE: PEP). PepsiCo’s common stock is also listed on the Chicago and Swiss Stock Exchanges.

PepsiCo was incorporated in Delaware in 1919 and was reincorporated in North Carolina in 1986. The principal executive offices of PepsiCo are located at 700 Anderson Hill Road, Purchase, New York 10577 and its telephone number is (914) 253-2000.

Metro

Metro is a New Jersey corporation and a wholly owned subsidiary of PepsiCo. Metro currently operates within PepsiCo’s PepsiCo Americas Beverages business unit, and holds the stock of numerous active operating subsidiaries and bottling companies. Metro does not have any employees.

Metro was incorporated in 1934. The principal executive offices of Metro are located at 700 Anderson Hill Road, Purchase, New York 10577 and its telephone number is (914) 253-2000.

PAS

PAS is a publicly traded Delaware corporation and is the world’s second-largest manufacturer, seller and distributor of PepsiCo beverages with 2008 annual sales of more than $4.9 billion. PAS manufactures, distributes and markets a broad portfolio of beverage products in the United States, Central and Eastern Europe and, through PAS’ new joint venture, the Caribbean and Central America. PAS also distributes snack foods in certain markets.

PAS sells a variety of brands that it bottles under licenses from PepsiCo or PepsiCo joint ventures, which accounted for approximately 80% of PAS’ total net sales in fiscal year 2008. During fiscal year 2008, PAS accounted for approximately 19% of all PepsiCo beverage products sold in the United States In some territories, PAS manufactures, packages, sells and distributes products under brands licensed by companies other than PepsiCo, and in some territories PAS distributes its own brands, such as Sandora, Sadochok and Toma.

PAS distribution channels for the retail sale of its products include supermarkets, supercenters, club stores, mass merchandisers, convenience stores, gas stations, small grocery stores, dollar stores and drug stores. PAS also distributes its products through various other channels, including restaurants and cafeterias, vending machines and other formats that provide for immediate consumption of its products. In fiscal year 2008, its largest distribution channels were supercenters and supermarkets, and its fastest growing channels were drug stores and dollar stores.

PAS delivers its products through these channels primarily using a direct store delivery system. In its territories, PAS is responsible for selling products, providing timely service to its existing customers, and identifying and obtaining new customers. PAS is also responsible for local advertising and marketing, as well as executing national and regional selling programs created by brand owners in its territories. The bottling business is capital intensive. Manufacturing operations require specialized high-speed equipment, and distribution requires investment in trucks and warehouse facilities as well as extensive placement of fountain equipment, cold drink vending machines and coolers.

PAS was incorporated in Delaware in 1963. PAS’ principal executive offices are located at 4000 RBC Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402 and its telephone number is (612) 661-4000.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Appendix A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the merger.

Explanatory Note Regarding the Summary of the Merger Agreement

The merger agreement and this summary of its terms have been included with this document to provide you with information regarding the terms of the merger agreement. Factual disclosures about PepsiCo or PAS contained in this proxy statement/prospectus or in PepsiCo’s or PAS’ public reports filed with the SEC may supplement, update or modify the factual disclosures about PepsiCo or PAS contained in the merger agreement. In your review of the representations and warranties contained in the merger agreement and described in this summary it is important to bear in mind that the representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocates risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and in some cases have been qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement.

Structure of the Merger

The merger agreement provides for a transaction in which PAS will merge with and into Metro. Metro will be the surviving corporation in the merger. After completion of the merger, the certificate of incorporation of Metro in effect as of the effective time of the merger will be the certificate of incorporation of the surviving corporation, and the bylaws of Metro in effect as of the effective time of the merger will be the bylaws of the surviving corporation, in each case until amended in accordance with applicable law. After completion of the merger, the directors and officers of Metro will be the directors and officers of the surviving corporation until their successors are duly elected or appointed and qualified in accordance with Metro’s bylaws and applicable law. PepsiCo has agreed that, for a period of six years after the effective time of the merger, it will cause to be maintained in effect provisions in the surviving corporation’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement in PAS’ restated certificate of incorporation and amended and restated bylaws. See “Interests of Certain Persons in the Merger—Indemnification and Insurance” beginning on page 162 of this proxy statement/prospectus.

Merger Consideration

At the effective time of the merger, each share of PAS common stock outstanding immediately prior to the effective time not held by PepsiCo or any of its subsidiaries will be converted into the right to receive either 0.5022 of a share of PepsiCo common stock or $28.50 in cash, without interest, and in each case subject to the proration procedures described below. PepsiCo will pay cash for a number of shares equal to 50% of the PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of such shares. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger.

Each share of PAS common stock held by PAS as treasury stock, held by PepsiCo or held by Metro immediately prior to the effective time of the merger will be canceled, and no payment will be made with respect thereto. Each share of PAS common stock owned by any subsidiary of PepsiCo other than Metro immediately prior to the effective time of the merger will automatically be converted into the right to receive 0.5022 of a share of PepsiCo common stock.

Holders of shares of PAS common stock (other than PepsiCo or any of its subsidiaries (including Metro), PAS (with respect to shares held by it as treasury stock) and stockholders of PAS who have properly exercised and perfected appraisal rights under Delaware law) will have the right to elect to convert some or all of their PAS common stock into cash or to make no election, in which case they will be deemed to have made an election to receive PepsiCo common stock, in each case subject to proration to provide for the 50%-50% cash-stock allocation described below. See “—Election Procedure” and “—Proration” beginning on pages 109 and 111, respectively, of this proxy statement/prospectus.

Based upon the number of issued and outstanding shares of PAS common stock as of January 4, 2010, an aggregate of approximately 28.0 million shares of PepsiCo common stock and approximately $1.0 billion in cash would be paid in the merger for the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, assuming no stockholders of PAS validly exercise and perfect appraisal rights.

The merger agreement obligates PepsiCo to use reasonable best efforts to have the PepsiCo common stock to be issued in connection with the merger approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the effective time of the merger.

No assurance can be given that the current market price of PepsiCo common stock will be equivalent to the market price of PepsiCo common stock on the date that stock is received by a PAS stockholder or at any other time. The market price of PepsiCo common stock when received by a PAS stockholder may be more or less than the current market price of PepsiCo common stock.

If, between the date of the merger agreement and the effective time, the outstanding shares of capital stock of PAS or PepsiCo are changed into a different number or class of shares by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend is declared with a record date during such period, or any other similar event, (excluding any change resulting from exercise of options outstanding as of the date of the merger agreement to purchase shares of PAS common stock under PAS’ stock option or compensation plans or arrangements in effect as of the date of the merger agreement) appropriate adjustments will be made to the merger consideration including, if applicable, to the exchange ratio.

No fractional shares of PepsiCo common stock will be issued to any holder of PAS common stock upon completion of the merger. For each fractional share that a holder of shares of PAS common stock would otherwise be issued, PepsiCo will pay cash in an amount equal to the fraction multiplied by the closing price of PepsiCo common stock on the New York Stock Exchange on the trading day immediately preceding the effective time of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of PepsiCo common stock.

Election Procedure

Subject to the proration mechanism described under “—Proration” beginning on page 111 of this proxy statement/prospectus, each holder of shares of PAS common stock (other than shares held by PepsiCo or any of its subsidiaries (including Metro), shares held by PAS as treasury stock and shares with respect to which stockholders of PAS have properly exercised and perfected appraisal rights under Delaware law) may elect to receive cash with respect to any or all of his or her shares of PAS common stock, or may make no election.

Cash Election Shares. Stockholders who validly elect to receive cash for some or all of their shares will, subject to the proration mechanism described below, receive $28.50 in cash, without interest, for each share of PAS common stock for which a valid cash election is made. In this proxy statement/prospectus, the shares of PAS common stock for which stockholders have made valid cash elections are referred to as “cash election shares.” Shares held by stockholders who fail to perfect or who effectively withdraw or otherwise lose their rights to appraisal of such shares under Delaware law will be deemed to have made a cash election with respect to such shares.

Non-Election Shares. Stockholders who do not validly elect to receive cash for their shares of PAS common stock will be deemed to have made a “non-election.” Stockholders who are deemed to have made a non-election will, subject to the proration mechanism described below, receive 0.5022 of a share of PepsiCo common stock for each share of PAS common stock for which they are deemed to have made a non-election. In this proxy statement/prospectus, the shares of PAS common stock held by stockholders who have not made an election to receive cash or do not make a valid election to receive cash are referred to as “non-electing shares.”

PepsiCo will pay cash for a number of shares equal to 50% of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of such shares. If the number of shares of PAS common stock for which an election to receive cash is made is higher than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of those shares will be converted into the right to receive PepsiCo common stock in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. If the number of shares of PAS common stock for which an election to receive cash is made is lower than 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries, a pro rata portion of the non-electing shares will be converted into the right to receive cash in order to provide for an aggregate 50% cash/50% stock allocation among all outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Because of these proration procedures, you cannot be certain of receiving the form of consideration that you choose with respect to all of your shares of PAS common stock. The proration procedures are described under “—Proration” beginning on page 111 of this proxy statement/prospectus.

Procedure for Record Holders. An election form and letter of transmittal and instructions will be mailed no more than 40 business days and no fewer than 15 business days before the anticipated effective time of the merger to holders of record of PAS common stock as of two business days before the mailing date. The election form and letter of transmittal will allow record holders to specify the shares with respect to which they elect to receive cash (subject to proration procedures).

Holders of shares of PAS common stock in registered form who wish to elect to receive cash in the merger should carefully review and follow the instructions set forth in the election form and letter of transmittal when they are provided. Shares of PAS common stock as to which the holder has not made a valid election to receive cash prior to the election deadline specified in the instructions will be deemed non-electing shares.

Holders of shares of PAS common stock in registered form may elect to designate the priority in which their shares of PAS common stock are to be exchanged for cash in connection with the merger as described in “Special Factors—Material United States Federal Income Tax Consequences” beginning on page 84 of this proxy statement/prospectus. Stockholders may make such designation on the optional cash allocation addendum to the election form and letter of transmittal and include it with any letter of transmittal submitted in connection with the merger.

After you have received the election form and letter of transmittal and instructions, to make an election to receive cash, a properly completed election form and letter of transmittal along with the stock certificates representing the shares of PAS common stock with respect to which you have made a cash election must be received by The Bank of New York Mellon, the exchange agent no later than 5:00 p.m. New York, NY time on the third business day prior to the effective time of the merger or such other date as PAS and PepsiCo may agree, which is referred to as the election deadline, and otherwise in accordance with the instructions on the election form and letter of transmittal. PepsiCo will publicly announce the deadline for the receipt of election forms from record holders as soon as practicable but in no event later than eight business days prior to the effective time of the merger.

If you do not want to elect to receive cash for any of your shares of PAS common stock, you should not send a completed election form and letter of transmittal to the exchange agent.

An election to receive cash may be revoked or changed by the person submitting the election form and letter of transmittal prior to the election deadline. In the event of a revocation of an election to receive cash, a revoking holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, change of election, or revocation has been properly or timely made and to disregard immaterial defects in any election form and letter of transmittal, and any good faith decisions of PepsiCo or the exchange agent regarding these matters will be binding and conclusive. Neither PepsiCo nor the exchange agent will be under any obligation to notify any person of any defects in an election form and letter of transmittal.

Procedure for Beneficial Owners. If you own shares of PAS common stock in “street name” through a broker or other financial institution and you wish to make an election to receive cash, you should receive or seek instructions from the institution holding your shares concerning how to make your election. Any instructions must be given to your broker or other financial institution sufficiently in advance of the election deadline for record holders in order to allow your broker or financial institution sufficient time to cause the record holder of your shares to make an election as described above under “Election Procedure—Procedure for Record Holders.” PepsiCo will publicly announce the deadline for the receipt of election forms from record holders as soon as practicable but in no event later than eight business days prior to the effective time of the merger.

You may consult your broker or other financial institution regarding the feasibility of electing to designate the priority in which your shares of PAS common stock are to be exchanged for cash in connection with the merger as described in “Special Factors—Material United States Federal Income Tax Consequences” beginning on page 84 of this proxy statement/prospectus. “Street name” holders may be subject to an election deadline earlier than the deadline applicable to holders of shares in registered form. Therefore, you should carefully read any materials you receive from your broker. If you instruct a broker to submit an election for your shares, you must follow such person’s directions for revoking or changing those instructions.

Proration

PepsiCo will pay cash for a number of shares equal to 50% of the shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries and issue shares of PepsiCo common stock for the remaining 50% of such shares. If the aggregate number of cash election shares is lower than or higher than 50% of the shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries, the exchange agent will allocate shares of PAS between cash and PepsiCo common stock in the manner described below. Additionally, the actual number of shares as to which a valid election to receive cash has been made will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected under Delaware law immediately prior to the effective time of the merger. Because of such cash/stock allocation and the related proration mechanism, you cannot be certain of receiving the form of consideration that you choose with respect to all of your shares of PAS common stock. In this proxy statement/prospectus, the number of shares that equals 50% of the shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under Delaware law, is referred to as the “cash election number.”

Oversubscription of Cash Election Shares. If the aggregate number of cash election shares is greater than the cash election number, then:

•	each non-electing share will be converted into the right to receive 0.5022 of a share of PepsiCo common stock;

•

a number of cash election shares of each stockholder making a cash election equal to the product of (x) the quotient of (1) the cash election number divided by (2) the total number of cash election shares and (y) the total number of cash election shares held by such stockholder, will be converted into the right to receive $28.50 in cash, without interest; and

•

each cash election share that has not been converted into the right to receive $28.50 in cash, without interest, in accordance with the preceding bullet will be converted into the right to receive 0.5022 of a share of PepsiCo common stock as if such shares were non-electing shares.

Subscription of Cash Election Shares equals 50%. If the aggregate number of cash election shares is equal to the cash election number, then each cash election share will be converted into the right to receive $28.50 in cash, without interest, and each non-electing share will be converted into the right to receive 0.5022 of a share of PepsiCo common stock.

Undersubscription of Cash Election Shares. If the aggregate number of cash election shares is less than the cash election number, then:

•	each cash election share will be converted into the right to receive $28.50 in cash, without interest;

•

a number of non-electing shares of each stockholder equal to the product of (x) the quotient of (1) the difference between the cash election number and the total number of cash election shares and (2) the total number of non-electing shares and (y) the total number of non-electing shares of such stockholder, will be converted into the right to receive $28.50 in cash, without interest; and

•

each non-electing share that has not been converted into the right to receive $28.50 in cash, without interest, pursuant to the preceding bullet will be converted into the right to receive 0.5022 of a share of PepsiCo common stock.

Because the United States federal income tax consequences of receiving cash, PepsiCo common stock, or both cash and PepsiCo common stock will differ, PAS stockholders are urged to read carefully the information set forth under “Special Factors—Material United States Federal Income Tax Consequences” beginning on page 84 of this proxy statement/prospectus and to consult their tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration may fluctuate in value, the economic value per share received by PAS stockholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by PAS stockholders who receive cash consideration.

Illustrative Examples of Proration

For illustrative purposes only, the following examples describe the application of the proration provisions of the merger agreement in the case of an oversubscription of cash election shares and in the case of an undersubscription of cash election shares. Solely for the purposes of these examples, it is assumed that 10,000,000 shares of PAS common stock held by holders other than PepsiCo and its subsidiaries were outstanding at the time of the proration calculation, resulting in a cash election number of 5,000,000 (50% of 10,000,000). It is also assumed that there were no shares with respect to which appraisal rights had been properly exercised and perfected under Delaware law.

Example 1 (100% Cash Elections)

Assume that valid cash elections are received with respect to all 10,000,000 of the outstanding shares of PAS common stock. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of such outstanding shares of PAS common stock, 5,000,000 of the 10,000,000 cash election shares (or 50% of the cash election shares) would be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock instead of cash.

Further assume that Stockholder A holds 1,600 shares of PAS common stock. Stockholder A would receive cash for each of 800 (or 50%) of her shares of PAS common stock and 0.5022 shares of PepsiCo common stock for each of the remaining 800 (or 50%) of her shares of PAS common stock.

Example 2 (Oversubscription of Cash Election Shares)

Assume that valid cash elections are received with respect to 6,000,000 shares (60% of the outstanding shares) of PAS common stock. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of such outstanding shares of PAS common stock, 1,000,000 of the 6,000,000 cash election shares (or 16.66% of the cash election shares) would be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock instead of cash.

Application of proration:

•

Partial Cash Election. Assume that Stockholder A holds 1,600 shares of PAS common stock and makes a valid cash election with respect to 960 (or 60%) of her shares, leaving 640 shares as non-electing shares. Pursuant to the proration procedure, 16.66% of her cash election shares (or 160 out of 960 shares) will be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock. All 640 of Stockholder A’s non-electing shares will be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock. Stockholder A would therefore receive cash for 800 (or 50%) of her shares of PAS common stock and 0.5022 shares of PepsiCo common stock for each of the remaining 800 of her shares of PAS common stock.

•

Complete Cash Election. Assume that Stockholder B holds 1,600 shares of PAS common stock and makes a valid cash election with respect to all 1,600 of her shares. Stockholder B would receive 0.5022 shares of PepsiCo common stock for each of 267 (or 16.66%) of her shares of PAS common stock and cash for the remaining 1,333 (or 83.34%) of her shares of PAS common stock.

•

No Election. Assume that Stockholder C holds 1,600 shares of PAS common stock and does not make a cash election for any of his shares, leaving all 1,600 of his shares as non-electing shares. All of Stockholder C’s shares will each be converted into the right to receive 0.5022 shares of PepsiCo common stock, and Stockholder C will not receive any cash.

Example 3 (Subscription of Cash Election Shares Equals 50%)

Assume that valid cash elections are received with respect to 5,000,000 (or 50%) of the outstanding shares of PAS common stock. Because the number of cash election shares is equal to 50% of the shares of such PAS common stock outstanding, no proration will be required and all cash election shares will be converted into the right to receive cash and all non-electing shares will be converted into the right to receive PepsiCo common stock, resulting in the 50% cash/50% stock allocation.

Example 4 (Undersubscription of Cash Election Shares)

Assume that valid cash elections are received with respect to 2,000,000 (or 20%) of the outstanding shares of PAS common stock. Because PepsiCo will pay cash for a number of shares equal to 50% of such outstanding shares of PAS common stock, 3,000,000 of the 8,000,000 non-electing shares (or 37.5% of the non-electing shares) will be converted into the right to receive cash.

Application of proration:

•	Partial Cash Election. Assume that Stockholder A holds 1,600 shares of PAS common stock and makes a valid cash election with respect to 800 (or 50%) of her shares, leaving 800 shares as non-electing shares. Pursuant to the proration procedure, Stockholder A will receive cash for those 800 shares as well as cash for 37.5% of her non-electing shares (or 300 out of 800 shares). Stockholder A will therefore receive cash for 1,100 (or 68.75%) of her shares of PAS common stock and 0.5022 shares of PepsiCo common stock for each of the remaining 500 of her shares of PAS common stock.

•

Complete Cash Election. Assume that Stockholder B holds 1,600 shares of PAS common stock and makes a valid cash election with respect to all 1,600 of her shares. Because cash elections are undersubscribed, all of Stockholder B’s shares will be converted into cash as elected.

•

No Election. Assume that Stockholder C holds 1,600 shares of PAS common stock and does not make a cash election for any of his shares, leaving all 1,600 shares as non-electing shares. Pursuant to the proration procedure, Stockholder C will receive cash for 600 (or 37.5%) of his 1,600 shares and 0.5022 shares of PepsiCo common stock for each of the remaining 1,000 of his shares of PAS common stock.

Example 5 (No Cash Elections)

Assume that no valid cash elections are received. Because PepsiCo will pay cash for a number of shares equal to 50% (or 5,000,000) of the outstanding shares of PAS common stock, 5,000,000 of the 10,000,000 shares (or 50% of the shares) would be converted into the right to receive 0.5022 shares of PepsiCo common stock per share of PAS common stock instead of cash.

Further assume that Stockholder A holds 1,600 shares of PAS common stock. Stockholder A would receive 0.5022 shares of PepsiCo common stock for each of 800 (or 50%) of her shares of PAS common stock and cash for the remaining 800 (or 50%) of her shares of PAS common stock.

Effect of Shares for which Appraisal Rights are Properly Exercised and Perfected. Stockholders will not be entitled to make a cash election with respect to shares for which appraisal rights have been properly exercised and perfected under Delaware law. While PepsiCo will pay cash for a number of shares equal to 50% of the shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries, the actual cash election number will reflect a reduction for the number of shares with respect to which appraisal rights have been properly exercised and perfected immediately prior to the effective time. For example, if 2% of the shares of PAS common stock outstanding immediately prior to the effective time are shares with respect to which appraisal rights have been properly exercised and perfected, the cash election number will be 48% of the shares of PAS common stock outstanding immediately prior to the effective time not held by PepsiCo or any of its subsidiaries. If any PAS stockholder fails to make an effective demand for payment in connection with the exercise of appraisal rights or otherwise withdraws or loses his, her or its appraisal rights, such stockholder’s shares will be treated as cash election shares.

Procedures for Surrendering PAS Stock Certificates

An election form and letter of transmittal will be mailed under separate cover to PAS stockholders who hold shares of PAS common stock in registered form. If you wish to make a cash election with respect to any of your shares, you must submit an election form and letter of transmittal and the certificates which represent your cash election shares to the exchange agent prior to the election deadline. Do not submit your stock certificates with your proxy card. You should only submit your stock certificates which represent your cash election shares when you have received and properly completed the election form and letter of transmittal. See “—Election Procedure” beginning on page 109 of this proxy statement/prospectus.

Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a PAS stockholder at the effective time of the merger and who has not submitted his or her election form and share certificates on or before the election deadline and for shares for which a valid cash election was not made. This mailing will contain instructions on how to surrender shares of PAS common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Until you surrender your PAS stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the merger with respect to PepsiCo common stock into which any of your shares may have been converted. When you surrender your certificates, PepsiCo will pay any unpaid dividends or other distributions, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of PAS of any shares of PAS common stock.

If certificates representing shares of PAS common stock are presented for transfer after the completion of the merger, they will be canceled and exchanged for the merger consideration into which the shares of PAS common stock represented by that certificate shall have been converted.

If a certificate for PAS common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification. The posting of a bond in a reasonable amount may also be required.

Employee Matters

Compensation

For a period of one year following the effective time of the merger, PepsiCo will provide to all employees of PAS or any of its subsidiaries as of the effective time of the merger who continue employment with Metro or any of its affiliates, who are referred to in this proxy statement/prospectus as continuing employees, compensation and benefits (other than equity based compensation) that are in the aggregate substantially comparable to the compensation and benefits provided by PAS and its subsidiaries to continuing employees as in effect immediately prior to the effective time of the merger.

Employee Benefit Plans

With respect to each employee benefit plan maintained by PepsiCo or any of its subsidiaries in which a continuing employee will become a participant, the continuing employee will receive full credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accruals) for service with PAS or any of its subsidiaries (or predecessor employers to the extent PAS provides such past service credit) to the same extent that such service was recognized as of the effective time of the merger under a comparable plan of PAS and its subsidiaries in which the continuing employee participated.

With respect to any welfare plan maintained by PepsiCo or any of its subsidiaries, in which any continuing employee is eligible to participate after the effective time of the merger, PepsiCo will, or will cause its subsidiaries to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of PAS or its subsidiaries prior to the effective time of the merger and (ii) provide each continuing employee with credit for any co-payments and deductibles paid and for out-of pocket maximums incurred prior to the effective time of the merger in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

PepsiCo will, and will cause its subsidiaries to, honor, in accordance with its terms, each PAS employee benefit agreement, plan, arrangement or policy and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated by the merger (either alone or in combination with any other event, including termination of employment). PepsiCo acknowledges that the consummation of the merger constitutes a change in control for purposes of PAS’ 2000 Stock Incentive Plan, 2009 Long-Term Incentive Plan, Change in Control Severance Plan for Senior Executive Employees, Change in Control Severance Plan for Employees, Change in Control Severance Plan for International Employees, Executive Deferred Compensation Plan, Supplemental Pension Plan, Deferred Compensation Plan for Directors, Salaried 401(k) Plan, Expatriate Policies and Annual Incentive Plan.

Under the terms of the merger agreement, nothing in this “Employee Matters” section will (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit PepsiCo or any of its subsidiaries from amending any employee benefit plan, (iii) obligate PepsiCo, PAS, the surviving entity or any of their respective affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to the merger agreement.

Annual Bonus

With respect to the annual bonus for which any employee of PAS or any of its subsidiaries is eligible under any of PAS’ annual incentive plans with respect to the year in which the effective time of the merger occurs, PepsiCo will administer each such plan (including the payment of all amounts owed at the ordinary time) in accordance with its terms, provided that the amount payable to such employee under such plan will be determined in accordance with the terms of such plan and based on the attainment of applicable performance goals as mutually determined in the reasonable, good faith judgment of PepsiCo and PAS. With respect to the annual bonus for which any employee of PAS or any of its subsidiaries is eligible under any of PAS’ annual incentive plans with respect to any year, if any, prior to the effective time of the merger, PAS will administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms consistent with past practices in the ordinary course.

Treatment of PAS Equity Awards

PAS Options

In accordance with the terms of the merger agreement, the PAS options will be converted into options to purchase PepsiCo common stock. In compliance with Section 409A of the Code, PepsiCo and PAS agreed that at the effective time of the merger, each PAS option outstanding immediately prior to the effective time of the merger will be converted into an adjusted option to acquire, on the same terms and conditions as were applicable under the PAS option immediately prior to the effective time of the merger, the number of shares of PepsiCo common stock equal to the product of (i) the number of shares of PAS common stock subject to the PAS option immediately prior to the effective time of the merger multiplied by (ii) the closing exchange ratio, rounded down to the nearest whole share. The exercise price per share of PepsiCo common stock subject to an adjusted option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of PAS common stock subject to the PAS option immediately prior to the effective time of the merger divided by (B) the closing exchange ratio. The closing exchange ratio will be equal to the quotient of (a) the closing price of a share of PAS common stock on the business day immediately before the merger divided by (b) the closing price of a share of PepsiCo common stock on the business day immediately before the merger.

PAS Restricted Shares

At the effective time of the merger, each restricted stock award, which represents an outstanding share of PAS common stock subject to vesting and forfeiture, outstanding immediately prior to the effective time will be converted into the right to receive the merger consideration, consisting of either 0.5022 of a share of PepsiCo common stock or $28.50 in cash, without interest, as validly elected by the holder of such restricted stock award, subject to the same election and proration procedures as applicable to a holder of unrestricted PAS common stock and as fully described above under “The Merger Agreement—Election Procedure” and “The Merger Agreement—Proration.”

PAS Restricted Stock Units

At the effective time of the merger, each PAS restricted stock unit representing an unfunded contractual right to receive the value of a share of PAS common stock in cash that is outstanding at the effective time of the merger will be canceled and, in exchange, will receive $28.50 in cash, without interest, or fair market value (as determined by PAS’ management resources and compensation committee) on the date of the change in control of a share of PAS common stock subject to each PAS restricted stock unit, pursuant to the applicable plans and agreements.

Fractional Shares

PepsiCo will not issue fractional shares in the merger. All fractional shares of PepsiCo common stock that a holder of PAS common stock would otherwise be entitled to receive as a result of the merger will be aggregated and if a fractional share results from such aggregation, such holder will receive an amount in cash, without interest, equal to the product of (a) the fractional part of a share of PepsiCo common stock to which such holder would otherwise have been entitled and (b) the closing price of PepsiCo common stock on the New York Stock Exchange on the trading day immediately prior to the effective time of the merger.

Effective Time

The merger will become effective at such time as the certificate of merger is duly filed with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue (or at such later time as specified in the certificate of merger).

As of the date of this proxy statement/prospectus, the merger is expected to be completed by the end of the first quarter of 2010. However, completion of the merger is subject to the satisfaction (or waiver, to the extent permissible) of any conditions to the merger. There can be no assurances as to whether, or when, PepsiCo and PAS will complete the merger. If the merger is not completed on or before August 3, 2010, either PepsiCo or PAS may terminate the merger agreement, unless the failure to complete the merger by that date is due to a breach of the merger agreement by the party seeking to terminate the merger agreement. See “—Conditions to the Completion of the Merger” and “—Termination of the Merger Agreement” beginning on pages 117 and 125, respectively, of this proxy statement/prospectus.

Conditions to the Completion of the Merger

Mutual Closing Conditions. The obligation of each of PepsiCo, PAS and Metro to complete the merger is subject to the satisfaction of a number of conditions, including the following:

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adoption of the merger agreement by a majority of the outstanding shares of PAS common stock, provided that, in the event that PAS’ board of directors makes an intervening event change of recommendation, then the affirmative vote of a majority of the outstanding shares of PAS common stock excluding any shares held by PepsiCo or any of its affiliates (including Metro), PAS’ directors and officers or Robert C. Pohlad or certain persons or entities affiliated with him, will also be required to approve the proposal to adopt the merger agreement;

•	absence of any applicable law prohibiting completion of the merger;

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expiration or termination of any applicable waiting period relating to the merger under the HSR Act and under any agreement between PepsiCo, PAS and any governmental authority not to consummate the merger prior to a specific date;

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effectiveness of the registration statement for the PepsiCo common stock being issued in the merger, of which this proxy statement/prospectus forms a part, and the absence of any stop order suspending such effectiveness or any proceedings for such purpose pending or threatened by the SEC;

•	approval for the listing on the New York Stock Exchange of the shares of PepsiCo common stock to be issued in the merger, subject to official notice of issuance;

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other than actions described in the third bullet above, all material actions by or in respect of, or material filings with, any governmental authority, required to permit the completion of the merger, having been taken, made or obtained;

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accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality thresholds, as of the date of merger agreement and as of the effective time of the merger if made at and as of such time or as specifically required to be accurate as of such time;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to the effective time of the merger;

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delivery of opinions of PepsiCo’s counsel, in the case of PepsiCo, and PAS’ counsel, in the case of PAS, that the merger will qualify as a reorganization for United States federal income tax purposes; and

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except for matters disclosed in the other party’s filings with the SEC since January 2006 but prior to the date of the merger agreement or in the confidential disclosure schedules of the other party, the absence of the occurrence and continuation of any event, occurrence, development or state of circumstances or facts from the date of the merger agreement to the effective time of the merger which has had or could reasonably be expected to have a material adverse effect on the other party.

Additional Closing Conditions for PepsiCo’s and Metro’s Benefit. In addition, the obligation of PepsiCo and Metro to complete the merger is subject to the satisfaction of the following conditions:

•	absence of any pending action or proceeding by any government authority that:

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seeks or challenges to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the completion of the merger, or seeks to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the merger agreement;

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seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership of PAS’ capital stock, including the right to vote shares of such capital stock acquired or owned by such party following the effective time of the merger on all matters presented to PAS stockholders;

•

seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership or operation of any material business or assets of PAS or PepsiCo and their respective subsidiaries;

•

seeks to compel PepsiCo or any of its subsidiaries or affiliates to dispose of or hold separate all or any of any material business or assets of PAS and its subsidiaries or of PepsiCo and its subsidiaries; or

•	would reasonably be expected to have, individually or in the aggregate, a material adverse effect on PAS or PepsiCo or, following the effective time of the merger, Metro; and

•

absence of any action taken or applicable law enacted, enforced, promulgated, issued or deemed applicable to the merger, by any government authority, other than the applicable waiting period provisions of the HSR Act or any agreement between PepsiCo, PAS and any governmental authority not to complete the merger prior to a specific date that would reasonably be expected to result in any of the consequences referred to in the preceding five sub-bullets; and

•	the satisfaction of the following conditions to the PBG merger, to the extent that they relate to antitrust and competition laws:

•	absence of any applicable law prohibiting completion of the PBG merger;

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expiration or termination of any applicable waiting period relating to the PBG merger under the HSR Act and under any agreement between PepsiCo, PBG and any governmental authority not to consummate the PBG merger prior to a specific date;

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other than actions described in the preceding bullet, all material actions by or in respect of, or material filings with, any governmental authority, required to permit the completion of the PBG merger, having been taken, made or obtained;

•	absence of any pending action or proceeding by any government authority that:

•

seeks or challenges to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the completion of the PBG merger or to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the PBG merger agreement;

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seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership of the PBG capital stock, including the right to vote shares of such capital stock acquired or owned by such party following the effective time of the PBG merger on all matters properly presented to PBG stockholders;

•

seeks to restrain or prohibit PepsiCo’s, Metro’s or any of PepsiCo’s other affiliates’ ability to effectively exercise full rights of ownership or operation of any material business or assets of PBG or PepsiCo and their respective subsidiaries;

•

seeks to compel PepsiCo or any of its subsidiaries or affiliates to dispose of or hold separate all or any of any material business or assets of PBG and its subsidiaries or of PepsiCo and its subsidiaries; or

•	would reasonably be expected to have, individually or in the aggregate, a material adverse effect on PBG or PepsiCo; and

•

absence of any action taken or applicable law enacted, enforced, promulgated, issued or deemed applicable to the PBG merger, by any government authority, other than the applicable waiting period provisions of the HSR Act, that would reasonably be expected to result in any of the consequences referred to in the preceding bullet.

Antitrust and competition laws means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

Completion of the merger is not subject to a financing condition.

Shares Subject To Properly Exercised Appraisal Rights

The shares of PAS held by PAS stockholders who do not vote for approval of the proposal to adopt the merger agreement and who properly exercise and perfect appraisal rights for their shares in accordance with Delaware law will not be converted into the right to receive cash and/or shares of PepsiCo common stock to which they would otherwise be entitled pursuant to the merger agreement, but will instead be converted into the right to receive such consideration as may be determined to be due with respect to such shares pursuant to Delaware law. If any PAS stockholder fails to make an effective demand for payment or otherwise withdraws or loses his, her or its appraisal rights, such stockholder’s shares will be treated as cash election shares.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by both PepsiCo and PAS as to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and validity of the merger agreement;

•	governmental and third-party consents necessary to complete the merger;

•

absence of any conflict with organizational documents or any violation of agreements, laws or regulations as a result of execution, delivery or performance of the merger agreement and completion of the merger;

•	capital structure;

•	subsidiaries;

•	SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act;

•	financial statements;

•	disclosure documents to be filed with the SEC in connection with the merger;

•	absence of certain changes;

•	absence of undisclosed material liabilities;

•	compliance with laws and court orders;

•	litigation;

•	fees payable to financial advisors in connection with the merger; and

•	the United States federal income tax treatment of the merger.

PepsiCo also makes a representation and warranty relating to the availability of sufficient cash and cash equivalents on hand for PepsiCo to pay the cash portion of the merger consideration.

PAS also makes representations and warranties relating to: employees and employee benefit matters, taxes, labor, foreign practices, material contracts, inapplicability of state takeover statutes and rights plans, environmental matters, intellectual property and the receipt of a fairness opinion from its financial advisor.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means, with respect to PepsiCo or PAS, as the case may be, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such party and its subsidiaries, taken as a whole, excluding any effect resulting from:

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changes in the financial or securities markets or general economic or political conditions but only provided that such changes do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industry in which such party and its subsidiaries operate;

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changes (including changes in applicable law) or conditions generally affecting the industry in which such party and its subsidiaries operate provided that such changes do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industry in which such party and its subsidiaries operate;

•

acts of war, sabotage or terrorism or natural disasters, provided that such changes do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industry in which such party and its subsidiaries operate;

•	public disclosure of the merger agreement and the PBG merger agreement and the transactions contemplated thereby;

•

any failure by such party to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change, in and of itself, in market price, credit rating or trading volume of such party’s securities (provided that this exception will not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure or change independently constitutes or contributes to a material adverse effect of the other party); or

•	changes in GAAP.

In addition, for purposes of determining whether a material adverse effect on PAS has occurred, or would reasonably be expected to occur, (a) any effect resulting from actions taken by PepsiCo or any of its subsidiaries (i) in its capacity as a stockholder of PAS or (ii) that are not in the ordinary course of business consistent with the past practice of business interactions among PAS, PepsiCo and its subsidiaries and (b) any failure to obtain the consent of Dr Pepper Snapple Group and its affiliated entities (collectively, “DPSG”) to the merger agreement and the transactions contemplated by the merger agreement, any exercise of DPSG’s termination rights under its agreements with PAS or any other adverse action by DPSG in connection with such termination rights, in each case, shall be excluded.

The representations and warranties in the merger agreement do not survive after the effective time of the merger.

The assertions embodied in these representations and warranties were made solely for purposes of the merger agreement and solely for the benefit of the other parties to the merger agreement, which merger agreement is not intended to, and does not, confer upon any other person the right to rely upon such representations and warranties. Moreover, those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the merger agreement as statements of factual information.

Conduct of Business Pending the Merger

Interim Operations of PepsiCo and PAS. Each of PepsiCo and PAS has undertaken a separate covenant that places restrictions on it and its subsidiaries until either the effective time of the merger or the termination of the merger agreement.

In general, PAS and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and, to the extent consistent therewith, to use their reasonable best efforts to preserve intact their present business organizations, to maintain in effect all of their foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, to keep available the services of their present officers and employees and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. PAS has also agreed to certain restrictions on PAS’ and its subsidiaries activities that are subject to exceptions described in the merger agreement.

PAS and its subsidiaries are restricted from, among other things:

•	amending its articles of incorporation, bylaws, or other similar organizational documents;

•

splitting, combining or reclassifying its capital stock, declaring, setting aside or paying any dividend or repurchasing any shares of PAS capital stock (subject to certain exceptions, including the declaration of regular quarterly cash dividends);

•	issuing, selling or pledging any shares of its capital stock, subject to certain exceptions;

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making capital expenditures except (i) those contained in the capital expenditure budget provided to PepsiCo and (ii) any unbudgeted capital expenditures under $10 million individually or $20 million in the aggregate;

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entering into any acquisition transaction with a third party, except (i) for the acquisition of supplies in the ordinary course of business consistent with past practice and (ii) acquisitions with a purchase price not exceeding $25 million individually or $50 million in the aggregate;

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selling, leasing, transferring or creating a lien on PAS’ or its subsidiaries’ assets, securities, properties, interests or businesses, subject to certain exceptions including in respect of inventory or obsolete equipment in the ordinary course of business consistent with past practice and sales with a sale price not exceeding $10 million individually or $20 million in the aggregate;

•	making any loans, advances or capital contributions to, or investments in, any other person, with certain limited exceptions as described in the merger agreement;

•

incurring indebtedness inconsistent with past practice and in excess of $50 million in the aggregate or entering into or modifying any material interest rate swaps or non-ordinary course hedging arrangements;

•

entering into, amending or modifying in any material respect, or terminating, a material contract, or otherwise waiving, releasing or assigning any material rights, claims or benefits of PAS or any of its subsidiaries thereunder;

•

subject to certain limited exceptions, including in order to comply with applicable law or any PAS employee benefit agreement, plan, arrangement or policy, (i) increasing employee compensation, bonuses or other benefits, (ii) entering into, adopting or amending in any material respect any severance, retention, employee benefit or compensation plan or agreement, (iii) paying compensation based on performance level at levels in excess of actually achieved performance in respect of an incentive-based award that requires achievement at a specified level or performance, (iv) amending or waiving any performance or vesting criteria or accelerating vesting, distribution, settlement or funding under any employee plan or (v) granting any new bonus opportunities or setting performance targets for any bonus opportunities;

•	changing PAS’ methods of accounting, except as required by concurrent changes in GAAP or Regulation S-X of the Exchange Act, as agreed to by PAS’ independent registered public accountants;

•

settling, or offering or proposing to settle, any material litigation or other types of legal proceedings involving PAS or its subsidiaries, any stockholder litigation or dispute against PAS or any of its officers or directors, or any litigation or other types of legal proceedings relating to the transactions contemplated by the merger agreement;

•	entering into any material new line of business;

•

entering into any bottling appointment, license agreement to distribute product, bottler funding support agreement, or any ancillary agreement or amendment to any of the foregoing inconsistent with past practice; or

•	agreeing, resolving or committing to doing any of the foregoing.

PepsiCo and its subsidiaries are restricted from:

•	amending PepsiCo’s articles of incorporation or bylaws in a manner that would materially and adversely impact the value of PepsiCo common stock;

•	adopting or implementing a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, consolidation or recapitalization of PepsiCo;

•	agreeing, resolving or committing to doing any of the foregoing; or

•

entering into, modifying, amending or terminating any contract, arrangement, commitment or understanding to waive, release or assign any rights or claims thereunder, the effect of which would be reasonably likely to materially impair PepsiCo’s ability to perform its obligations under the merger agreement or prevent or materially delay or impair the completion of the merger and the other transactions contemplated by the merger agreement.

PAS’ Board’s Covenant to Recommend. PAS’ board of directors has agreed to recommend the adoption of the merger agreement by PAS stockholders and to call a meeting of its stockholders for this purpose. The board, however, can withdraw, or modify or qualify in a manner adverse to PepsiCo its recommendation or recommend an Acquisition Proposal under certain specified circumstances as discussed under “—No Solicitation by PAS” beginning on page 123 of this proxy statement/prospectus.

PepsiCo’s Covenant to Vote. PepsiCo has agreed to vote or cause to be voted all shares of PAS common stock beneficially owned by it or any of its subsidiaries (including Metro) in favor of the proposal to adopt the merger agreement at the special meeting.

No Acquisition of PAS Common Stock by PepsiCo. PepsiCo has agreed that, from the date of the merger agreement and prior to the adoption of the merger agreement by PAS stockholders, neither PepsiCo nor any of its affiliates will acquire beneficial ownership of any additional shares of PAS common stock.

No Solicitation by PAS. PAS has agreed that none of PAS, any of its subsidiaries, or any of their respective directors or officers will, and PAS will use reasonable best efforts to instruct and to cause its and its subsidiaries’ representatives not to, directly or indirectly, (1) solicit, initiate or otherwise to facilitate or knowingly encourage the submission of any Acquisition Proposal (as defined below), (2) enter into or participate in any discussions or negotiations with, furnish any information relating to PAS or any of its subsidiaries or afford access to the business, properties, assets, books or records of PAS or any of its subsidiaries, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (3) withdraw, modify or qualify its recommendation to PAS stockholders to vote for approval of the proposal to adopt the merger agreement or recommend an Acquisition Proposal, (4) subject to its fiduciary obligations, grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of PAS or any of its subsidiaries or under PAS’ rights agreement, (5) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of Delaware law or (6) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

However, PAS, directly or indirectly through advisors, agents or other intermediaries, may, at any time prior to the adoption of the merger agreement by PAS stockholders:

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(1) engage or participate in negotiations or discussions with any third party and its representatives that has made a bona fide written Acquisition Proposal that PAS’ board of directors believes constitutes or is reasonably likely to lead to a Superior Proposal, (2) furnish to such third party or its representatives nonpublic information relating to PAS or any of its subsidiaries pursuant to a customary confidentiality agreement (a copy of which is required to be provided for informational purposes only to PepsiCo) with such third party (it being understood that such confidentiality agreement need not prohibit the making, or amendment of, an Acquisition Proposal), provided that all such information is provided or made available to PepsiCo prior to or substantially concurrently with the time it is provided to such third party, and (3) following receipt of such Acquisition Proposal, approve, recommend or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such Acquisition Proposal; and

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withdraw, modify or qualify in a manner adverse to PepsiCo its recommendation to its stockholders to vote for approval of the proposal to adopt the merger agreement or recommend an Acquisition Proposal, which is referred to in this proxy statement/prospectus as a company adverse recommendation change.

PAS may only take such action as described in each of the two preceding bullets if PAS’ board of directors determines in good faith, after consultation with outside legal counsel to PAS, that failure to take such action would be inconsistent with its fiduciary duties under Delaware law. PAS’ board of directors cannot take any of the actions described in the two preceding bullets unless PAS has provided PepsiCo with prior written notice advising PepsiCo that it intends to take such action, and after taking such action, PAS continues to advise

PepsiCo on a reasonably current basis of the status and material terms of any discussions and negotiations with any third party if such action relates to an Acquisition Proposal.

“Last Look.” PAS’ board of directors may not, in response to an Acquisition Proposal, make a company adverse recommendation change unless (i) PAS promptly notifies PepsiCo, in writing at least three business days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (ii) PepsiCo does not make, within 48 hours after its receipt of that written notification, a binding offer that is at least as favorable to the stockholders of PAS (other than PepsiCo, Metro and any other affiliates of PepsiCo) as such Acquisition Proposal. Any amendment to the financial terms or other material terms of such Acquisition Proposal that is less favorable to PAS requires a new written notification from PAS and commences a new 48 hour period under (ii) of the preceding sentence.

“Acquisition Proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of PAS and its subsidiaries or 20% or more of any class of equity or voting securities of PAS or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of PAS, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party’s beneficially owning 20% or more of any class of equity or voting securities of PAS or any of its subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of PAS or (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving PAS or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of PAS.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the total number of outstanding shares of PAS common stock or all or substantially all of the consolidated assets of PAS and its subsidiaries on terms that PAS’ board of directors determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to completion and availability of any necessary financing, provide greater value to PAS stockholders (in their capacity as PAS stockholders) than as provided under the merger agreement (taking into account any “last look” binding proposal by PepsiCo to amend the terms of the merger agreement), which PAS’ board of directors determines is reasonably likely to be consummated, assuming the required approval of PAS stockholders for the adoption of the merger agreement was obtained.

PAS agreed to terminate any discussions or negotiations with a third party existing as of the date that it entered into the merger agreement.

Reasonable Best Efforts Covenant. PepsiCo and PAS have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the transactions contemplated by the merger agreement. PepsiCo has also agreed that it will use its reasonable best efforts to cause the completion of the PBG merger on the terms and subject to the conditions of the PBG merger agreement and will not enter into an agreement with any governmental entity in connection with the PBG merger or otherwise that would involve PepsiCo agreeing to not consummate the merger.

Indemnification and Insurance. The merger agreement provides that, following the effective time of the merger, PepsiCo will indemnify and hold harmless each present and former director and officer of PAS or any of its subsidiaries for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by Delaware law and will provide these officers and directors with directors’ and officers’ liability insurance in respect of such acts or omissions. These matters are more fully discussed below under “Interests of Certain Persons in the Merger—Indemnification and Insurance” beginning on page 162 of this proxy statement/prospectus.

Conversion of Metro. Prior to closing, PepsiCo may cause Metro to be converted from a New Jersey corporation into a Delaware corporation.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, whether before or after PAS stockholders have adopted the merger agreement, in any of the following ways:

•	by mutual written consent of PepsiCo and PAS;

•	by either PepsiCo or PAS if:

•

the merger has not been consummated on or before August 3, 2010, provided that this right is not available to any party whose breach of the merger agreement results in the failure of the merger to occur on or before that date;

•

any applicable law is in effect that makes completion of the merger illegal or otherwise prohibited, or enjoins PAS or PepsiCo from consummating the merger and any such applicable law, including an injunction shall have become final and non appealable;

•	PAS stockholders fail to adopt the merger agreement at a duly-held stockholders’ meeting; or

•

there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of that party to satisfy the applicable condition to the closing and such condition is incapable of being satisfied by August 3, 2010.

•

by PepsiCo, if PAS’ board of directors makes a company adverse recommendation change or PAS materially breaches its obligations under the merger agreement by reason of a failure to call the special meeting.

If the merger agreement is validly terminated, the merger agreement will become void without any liability on the part of any party unless the termination resulted from the knowing and intentional failure of either party to fulfill a condition to the performance of the other party’s obligations or the knowing and intentional failure of either party to perform a covenant in the merger agreement.

Termination Fees Payable by PAS

Under the terms of the merger agreement PAS has agreed to pay PepsiCo a termination fee of $71.6 million if:

•

the merger agreement is terminated by PepsiCo because PAS’ board of directors makes a company adverse recommendation change or PAS materially breaches its obligations under the merger agreement by reason of a failure to call the special meeting, provided that, if such termination resulted from a company adverse recommendation change arising from a material adverse effect on PepsiCo, and it is finally adjudicated that such material adverse effect on PepsiCo occurred, then PepsiCo shall promptly refund such termination fee together with interest; or

•

(A) if the merger agreement is terminated by PepsiCo or PAS because the merger has not been completed by August 3, 2010 and the special meeting to adopt the merger agreement has not been held or PAS stockholders fail to adopt the merger agreement at the duly-held special meeting, (B) prior to any such termination, an Acquisition Proposal with respect to PAS has been publicly announced and (C) within 12 months following the date of such termination, PAS completes, enters into a definitive agreement relating to, or recommends to PAS stockholders, such Acquisition Proposal (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”).

In the case of termination by PepsiCo as described in the preceding two bullets, PepsiCo’s sole remedy is payment of the termination fee by PAS as provided above.

To the extent that the termination fee is not promptly paid by PAS, PAS is also required to pay any costs and expenses incurred by PepsiCo or Metro in connection with legal enforcement action taken against PAS for such amount.

On November 16, 2009, PepsiCo informed PAS that, in connection with the settlement of certain stockholder litigation, PepsiCo had agreed to (1) reduce the termination fee to which it would be entitled under the circumstances described above, from $71.6 million to $50 million; and (2) shorten from 12 months to 6 months the time period after the termination of the merger agreement, during which the entering into a definitive merger agreement with respect to, the recommendation of, or the consummation of an acquisition proposal by PAS would require PAS to pay to PepsiCo the termination fee.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time of the merger if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after adoption of the merger agreement by PAS stockholders has been obtained there will be no amendment or waiver that would require further approval of PAS stockholders under Delaware law without such approval having first been obtained.

Stock Market Listing

The primary trading market for PepsiCo’s common stock is the New York Stock Exchange. PepsiCo has agreed to use its reasonable best efforts to cause the shares of PepsiCo common stock to be issued in the merger to be listed on the New York Stock Exchange. It is a condition to the completion of the merger that those shares be listed on the New York Stock Exchange, subject to official notice of issuance. Upon completion of the merger, PAS common stock will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

Expenses

Except as discussed under “—Termination Fees Payable by PAS” beginning on page 125 of this proxy statement/prospectus, the merger agreement provides that each of PepsiCo and PAS will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement.

THE PBG MERGER

Concurrently with the entry into the merger agreement, PepsiCo, PBG and Metro entered into the PBG merger agreement, pursuant to which PBG will be merged with and into Metro, with Metro as the surviving corporation in the PBG merger. Concurrently with the filing of this proxy statement/prospectus, PepsiCo and PBG are filing a proxy statement/prospectus in connection with the PBG merger that will be mailed to stockholders of PBG.

Pursuant to the PBG merger agreement, at the effective time of the PBG merger, holders of PBG common stock (other than PBG (in respect of shares held as treasury stock), PepsiCo and its subsidiaries and any PBG stockholders who properly exercise and perfect appraisal rights under Delaware law in respect of their shares) will have the right to receive, at their election, either 0.6432 of a share of PepsiCo common stock or $36.50 in cash, without interest, subject to proration provisions which provide that an aggregate 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of the outstanding shares of PBG common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash.

PepsiCo presently expects to complete the PBG merger substantially concurrently with the completion of the merger. Completion of the PBG merger is subject to the satisfaction or, to the extent permissible, waiver, of a number of conditions, including receipt of the necessary approval of the stockholders of PBG and receipt of the necessary regulatory consents and approvals.

The PBG merger is a separate transaction; however, the satisfaction of specified conditions in the PBG merger agreement to the extent they relate to antitrust and competition laws, is a condition to the completion of the merger. For further information about the conditions to the completion of the PBG merger, see “The Merger Agreement— Conditions to the Completion of the Merger” and “Special Factors—Regulatory Approvals Required for the Merger” beginning on pages 117 and 82, respectively, of this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the merger and the PBG merger and has been prepared for informational purposes only. The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial statements and notes thereto of PepsiCo, PAS and PBG and should be read in conjunction with the:

•

historical financial statements and the accompanying notes of PepsiCo included in PepsiCo’s Current Report on Form 8-K dated August 27, 2009, and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009, each of which are incorporated by reference in this proxy statement/prospectus;

•

historical financial statements and the accompanying notes of PAS included in PAS’ Current Report on Form 8-K dated September 18, 2009 and Quarterly Reports on Form 10-Q for the quarters ended April 4, 2009, July 4, 2009 and October 3, 2009, each of which are incorporated by reference in this proxy statement/prospectus; and

•

historical financial statements and the accompanying notes of PBG included in PBG’s Current Report on Form 8-K dated September 16, 2009 and Quarterly Reports on Form 10-Q for the quarters ended March 21, 2009, June 13, 2009 and September 5, 2009, each of which have been filed with the SEC and is available on PBG’s Internet website (see “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus).

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger and the PBG merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of PepsiCo and PAS or PepsiCo, PAS and PBG. Although PepsiCo has entered into the PBG merger agreement, there is no guarantee that the PBG merger will be completed. Accordingly, the following unaudited pro forma condensed combined financial information depicts the condensed combined balance sheet as of September 5, 2009 and the condensed combined statements of income for the fiscal year ended December 27, 2008 and the 36 weeks ended September 5, 2009, as if the merger had occurred and as if the PBG merger had occurred. The unaudited pro forma condensed combined statements of income have been prepared assuming the merger and the PBG merger had been completed on December 30, 2007, the first day of PepsiCo’s 2008 fiscal year. The unaudited pro forma condensed combined balance sheet has been computed assuming the merger and the PBG merger had been completed on September 5, 2009, the last day of PepsiCo’s 2009 fiscal third quarter. The unaudited pro forma condensed combined financial information has been adjusted with respect to certain aspects of the merger and the PBG merger to reflect:

•	the consummation of the merger and the PBG merger;

•	the elimination of related party transactions between PepsiCo and PAS;

•	the elimination of related party transactions between PepsiCo and PBG;

•

changes in assets and liabilities (as disclosed in more detail below) to record their preliminary estimated fair values at the date of the closing of the merger and the PBG merger and changes in certain expenses resulting therefrom; and

•	additional indebtedness, including, but not limited to, debt issuance costs and interest expense, incurred in connection with the merger and the PBG merger.

The unaudited pro forma condensed combined financial information was prepared in accordance with the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP standards, and the regulations of the SEC, and is not necessarily indicative of the financial position or results of operations that would have occurred if the merger and the PBG merger had been completed on the dates indicated, nor is it indicative of the future operating results or financial position of PAS and PepsiCo or of

PAS, PBG and PepsiCo. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed combined financial information. The accounting for the merger and the PBG merger is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based upon preliminary estimates, the final amounts recorded for the merger and the PBG merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

The unaudited pro forma condensed combined statements of income exclude the impact of PAS’ discontinued operations and do not reflect future events that may occur after the merger and the PBG merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies. It also does not give effect to certain one-time charges PepsiCo expects to incur in connection with the transaction, including, but not limited to, charges that are expected to achieve ongoing cost savings and synergies. The merger and the PBG merger are expected to create aggregate annual pre-tax synergies of $300 million by 2012 largely due to greater cost efficiency and also improved revenue opportunities.

In addition, the unaudited pro forma condensed combined statements of income exclude an estimated gain resulting from remeasuring PepsiCo’s previously held equity interests in PAS and PBG, and certain of their affiliates, from book value to fair value. This estimated gain is reflected as a pro forma adjustment to goodwill and retained earnings in the unaudited pro forma condensed combined balance sheet. See “Note 11.”

PEPSICO, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 27, 2008

(in millions except per share amounts)

	PepsiCo	PAS(2)	PAS Pro Forma Adjustments		Pro Forma Combined PepsiCo and PAS	PBG(2)	PBG Pro Forma Adjustments		Pro Forma Combined PepsiCo, PAS and PBG
Net Revenue	$43,251	$4,937	$(1,037	)(12)	$47,151	$13,796	$(2,939	)(12)	$58,008
Cost of sales	20,351	2,956	(1,067	)(11, 12)	22,240	7,586	(2,630	)(11, 12)	27,196
Selling, general and administrative expenses	15,877	1,509	16	(7, 9, 11, 12)	17,402	5,577	(416	)(4, 7, 9, 11, 12)	22,563
Amortization of intangible assets	64	7	14	(5)	85	9	44	(5)	138

Operating Profit	6,959	465	—		7,424	624	63		8,111
Bottling equity income	374	—	(120	)(11)	254	—	(222	)(11)	32
Interest expense, net	(288)	(111)	(13	)(8)	(412)	(290)	(10	)(8)	(712)

Income from continuing operations before income taxes	7,045	354	(133)		7,266	334	(169)		7,431
Provision for income taxes	1,879	108	(47)		1,940	112	(59)		1,993

Income from continuing operations	5,166	246	(86)		5,326	222	(110)		5,438
Less: Net income attributable to noncontrolling interests	24	10	(10	)(11)	24	60	(59	)(11)	25

Income from Continuing Operations Attributable to PepsiCo/PAS/PBG	$5,142	$236	$(76)		$5,302	$162	$(51)		$5,413

Income from Continuing Operations Attributable to PepsiCo/PAS/PBG per Common Share
Basic	$3.26	$1.88			$3.33	$0.75			$3.30
Diluted	$3.21	$1.85			$3.27	$0.74			$3.24
Weighted-Average Common Shares
Basic	1,573	125			1,592	216			1,639
Diluted	1,602	127			1,620	220			1,673

See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information.”

PEPSICO, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the 36 weeks ended September 5, 2009

(in millions except per share amounts)

	PepsiCo	PAS(2)	PAS Pro Forma Adjustments		Pro Forma Combined PepsiCo and PAS	PBG(2)	PBG Pro Forma Adjustments		Pro Forma Combined PepsiCo, PAS and PBG
Net Revenue	$29,935	$3,453	$(742	)(12)	$32,646	$9,414	$(2,022	)(12)	$40,038
Cost of sales	13,806	2,053	(742	)(11, 12)	15,117	5,245	(1,758	)(11, 12)	18,604
Selling, general and administrative expenses	10,077	1,093	—	(2, 7, 9, 11, 12)	11,170	3,296	(299	)(2, 4, 7, 9, 11 , 12)	14,167
Amortization of intangible assets	42	5	10	(5)	57	7	30	(5)	94

Operating Profit	6,010	302	(10)		6,302	866	5		7,173
Bottling equity income	290	—	(47	)(11)	243	—	(222	)(11)	21
Interest expense, net	(241)	(75)	(8	)(8)	(324)	(215)	(7	)(8)	(546)

Income from continuing operations before income taxes	6,059	227	(65)		6,221	651	(224)		6,648
Provision for income taxes	1,517	83	(23)		1,577	45	(78)		1,544

Income from continuing operations	4,542	144	(42)		4,644	606	(146)		5,104
Less: Net income/(loss) attributable to noncontrolling interests	30	(3)	3	(11)	30	84	(90	)(11)	24

Income from Continuing Operations Attributable to PepsiCo/PAS/PBG	$4,512	$147	$(45)		$4,614	$522	$(56)		$5,080

Income from Continuing Operations Attributable to PepsiCo/PAS/PBG per Common Share
Basic	$2.90	$1.20			$2.93	$2.44			$3.13
Diluted	$2.87	$1.18			$2.90	$2.39			$3.09
Weighted-Average Common Shares
Basic	1,557	122			1,575	214			1,623
Diluted	1,573	124			1,592	219			1,645

See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information.”

PEPSICO, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 5, 2009

(in millions)

	PepsiCo	PAS(2)	PAS Pro Forma Adjustments		Pro Forma Combined PepsiCo and PAS	PBG(2)	PBG Pro Forma Adjustments		Pro Forma Combined PepsiCo, PAS and PBG
Assets
Current Assets
Cash and cash equivalents	$3,254	$177	$(66	)(2, 4, 8)	$3,365	$706	$(111	)(2, 4, 8)	$3,960
Short-term investments	206	—	—		206	—	—		206
Accounts and notes receivable, net	5,216	475	(59	)(12)	5,632	1,989	(453	)(12)	7,168
Inventories	2,716	262	72	(6, 12)	3,050	667	230	(6, 12)	3,947
Prepaid expenses and other current assets	1,024	129	—		1,153	310	—		1,463

Total Current Assets	12,416	1,043	(53)		13,406	3,672	(334)		16,744
Property, Plant and Equipment, net	12,033	1,276	394	(7)	13,703	3,854	1,376	(7)	18,933
Amortizable Intangible Assets, net	843	47	697	(5)	1,587	94	1,646	(5)	3,327
Goodwill	6,351	2,180	(373	)(4)	8,158	1,480	2,856	(4)	12,494
Other Nonamortizable Intangible Assets	1,702	429	2,331	(5)	4,462	3,829	1,111	(5)	9,402

Nonamortizable Intangible Assets	8,053	2,609	1,958		12,620	5,309	3,967		21,896
Investments in Noncontrolled Affiliates	4,339	—	(1,237	)(11)	3,102	597	(2,427	)(11)	1,272
Other Assets	936	218	6	(8)	1,160	185	(65	)(8)	1,280

Total Assets	$38,620	$5,193	$1,765		$45,578	$13,711	$4,163		$63,452

Continued on next page.

PEPSICO, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued)

As of September 5, 2009

(in millions)

	PepsiCo	PAS(2)	PAS Pro Forma Adjustments		Pro Forma Combined PepsiCo and PAS	PBG(2)	PBG Pro Forma Adjustments		Pro Forma Combined PepsiCo, PAS and PBG
Liabilities and Equity
Current Liabilities
Short-term obligations	$511	$279	$—		$790	$234	$—		$1,024
Accounts payable and other current liabilities	8,784	532	(59	)(12)	9,257	2,210	(453	)(12)	11,014

Total Current Liabilities	9,295	811	(59)		10,047	2,444	(453)		12,038
Long-term Debt Obligations	7,434	2,006	1,183	(8)	10,623	5,472	3,154	(8)	19,249
Other Liabilities	5,713	249	—		5,962	1,429	—		7,391
Deferred Income Taxes	347	253	938	(10, 11)	1,538	1,074	1,424	(10, 11)	4,036

Total Liabilities	22,789	3,319	2,062		28,170	10,419	4,125		42,714
Preferred Stock	41	—	—		41	—	—		41
Repurchased Preferred Stock	(142)	—	—		(142)	—	—		(142)
PepsiCo/PAS/PBG Common Shareholders’ Equity
Common Stock and Capital in excess of par value	309	1,291	(154	)(4, 11 )	1,446	1,845	1,169	(4, 11 )	4,460
Retained earnings	33,077	923	(678	)(2, 4, 11)	33,322	3,537	(3,113	)(2, 4, 11)	33,746
Accumulated other comprehensive loss	(4,262)	(190)	386	(4, 11)	(4,066)	(812)	1,037	(4, 11)	(3,841)
Less: repurchased common stock, at cost	(13,729)	(349)	349	(4)	(13,729)	(2,543)	2,543	(4)	(13,729)

Total PepsiCo/PAS/PBG Common Shareholders’ Equity	15,395	1,675	(97)		16,973	2,027	1,636		20,636
Noncontrolling Interests	537	199	(200	)(11)	536	1,265	(1,598	)(11)	203

Total Equity	15,831	1,874	(297)		17,408	3,292	38		20,738

Total Liabilities and Equity	$38,620	$5,193	$1,765		$45,578	$13,711	$4,163		$63,452

See “Notes to the Unaudited Pro Forma Condensed Combined Financial Information.”

PEPSICO, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1) Description of Merger and the PBG Merger

On August 3, 2009, PepsiCo entered into merger agreements with PAS and PBG to acquire all of the outstanding shares of common stock it does not already own in its two largest anchor bottlers. Under the agreements, PAS stockholders (other than PepsiCo and its subsidiaries and any stockholders who properly exercise and perfect their appraisal rights under Delaware law) will have the right to receive either 0.5022 shares of PepsiCo common stock (the “PAS Per Share Stock Consideration”) or, at their election, $28.50 in cash, without interest (the “PAS Cash Election Price”), per share of PAS common stock, subject to proration provisions which provide that an aggregate 50% of the shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of the shares of PAS common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash. Similarly, PBG stockholders (other than PepsiCo and its subsidiaries and any stockholders who properly exercise and perfect their appraisal rights under Delaware law) will have the right to receive either 0.6432 shares of PepsiCo common stock (the “PBG Per Share Stock Consideration”) or, at their election, $36.50 in cash, without interest (the “PBG Cash Election Price”), per share of PBG common stock, subject to proration provisions which provide that an aggregate 50% of the shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of the shares of PBG common stock outstanding immediately prior to the effective time of the merger not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash.

Each PAS or PBG stock option will be converted into an adjusted PepsiCo stock option to acquire a number of shares of PepsiCo common stock, determined by multiplying the number of shares of PAS or PBG common stock subject to the PAS or PBG stock option by an exchange ratio (the “Closing Exchange Ratio”) equal to the closing price of a share of PAS or PBG common stock on the business day immediately before the merger or the PBG merger, as applicable, divided by the closing price of a share of PepsiCo common stock on the business day immediately before the merger or the PBG merger, as applicable. The exercise price per share of PepsiCo common stock subject to the adjusted PepsiCo stock option will be equal to the per share exercise price of PAS or PBG stock option divided by the Closing Exchange Ratio. For purposes of the unaudited pro forma condensed combined financial information at September 5, 2009, PAS’ outstanding stock options of 1.1 million are converted into 0.5 million PepsiCo stock options and PBG’s outstanding stock options of 28.5 million are converted into 17.6 million PepsiCo stock options.

Each cash-settled PAS restricted stock unit (RSU) will be canceled in exchange for the PAS Cash Election Price, or fair market value (as determined by PAS’ management resources and compensation committee) on the date of the change in control of a share of PAS common stock subject to each PAS RSU, pursuant to the applicable plans and agreements. Each PAS restricted share will be converted into either the PAS Per Share Stock Consideration or the PAS Cash Election Price, at the election of the holder, with the same proration procedures applicable to PAS stockholders described above. At October 3, 2009, PAS had 0.4 million unvested RSUs and 3.2 million restricted shares.

Each PBG RSU will be adjusted so that its holder will be entitled to receive, upon settlement, a number of shares of PepsiCo common stock equal to the number of shares of PBG common stock subject to the PBG RSU multiplied by the PBG Per Share Stock Consideration. PBG performance-based RSUs will be converted into PepsiCo RSUs based on 100% target achievement, and, following conversion, will remain subject to continued service of the holder. Each PBG RSU held by a non-employee director will vest and be canceled at the merger date, and, in exchange for cancellation of the PBG RSU, the holder will receive the PBG Per Share Stock Consideration for each share of PBG common stock subject to the PBG RSU. For purposes of the unaudited pro forma condensed combined financial information at September 5, 2009, PBG’s outstanding 4.2 million of RSUs are converted into 2.7 million of PepsiCo RSUs.

Pursuant to the terms of PBG’s executive retention arrangements, PBG equity awards granted to certain executives prior to the merger will vest immediately upon a qualifying termination of the executive’s employment except for certain PBG executive officers whose equity awards will vest immediately at the effective time of the merger pursuant to the terms of PepsiCo’s executive retention agreements. Each PAS equity award granted prior to August 4, 2009 will vest immediately at the effective time of the merger pursuant to the original terms of the awards.

The unaudited pro forma combined basic and diluted income from continuing operations attributable to PepsiCo per common share for the periods presented are based on the combined basic and diluted weighted-average shares. The historical basic and diluted weighted-average shares of PAS and PBG were assumed to be replaced by the shares expected to be issued by PepsiCo to complete the merger and the PBG merger, as applicable. The impact to the weighted-average common shares based on the issuance of PepsiCo stock as part of consideration in the merger and the PBG merger, as well as the net issuance of PepsiCo stock options and restricted stock units in exchange for PAS and PBG stock options and restricted stock units, is reflected in the unaudited pro forma condensed combined financial information using the treasury stock method.

Neither the merger nor the PBG merger is subject to financing contingencies, but each is subject to customary approvals, including receipt of the necessary regulatory consents and approvals and adoption of the applicable merger agreement by stockholders of PAS and PBG, as applicable. As of the date of this proxy statement/prospectus, the merger and the PBG merger are expected to be completed by the end of the first quarter of 2010.

2) Basis of Presentation

The merger and the PBG merger are reflected in the unaudited pro forma condensed combined financial information as being accounted for under the acquisition method in accordance with Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), Business Combinations (SFAS 141R). Under the acquisition method, the total estimated purchase price is calculated as described in Note 4 to the unaudited pro forma condensed combined financial information. In accordance with SFAS 141R, the assets acquired and the liabilities assumed have been measured at fair value based on various preliminary estimates. These estimates are based on key assumptions of the merger, including prior acquisition experience, benchmarking of similar acquisitions and historical data. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates, the final amounts recorded for the merger may differ materially from the information presented. These estimates are subject to change pending further review of the fair value of assets acquired and liabilities assumed. In addition, the final determination of the recognition and measurement of the identified assets acquired and liabilities assumed will be based on an estimate of the fair market value of actual net tangible and intangible assets and liabilities of PAS and PBG at the closing date of the merger and the PBG merger, as applicable.

Under SFAS 141R, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Total merger-related transaction costs expected to be incurred by PepsiCo are approximately $126 million ($34 million related to PAS and $92 million related to PBG). Of the $126 million of total costs, $1 million has been paid through September 5, 2009 and has been removed from the unaudited pro forma condensed combined statement of income as they reflect non-recurring charges directly related to the merger and the PBG merger. The remaining $125 million ($34 million related to PAS and $91 million related to PBG) of anticipated costs are reflected in the unaudited pro forma condensed combined balance sheet as a reduction of cash and retained earnings. Similarly, merger-related transaction costs of $4 million incurred by PAS through October 3, 2009 and merger-related transaction costs of $37 million incurred by PBG through September 5, 2009 and have been removed from the unaudited pro forma condensed combined statement of income.

The unaudited pro forma condensed combined financial information does not reflect ongoing cost savings that PepsiCo expects to achieve as a result of the merger and the PBG merger or the costs necessary to achieve these costs savings or synergies. The merger and the PBG merger are expected to create aggregate annual pre-tax synergies of $300 million by 2012 largely due to greater cost efficiency and also improved revenue opportunities.

For purposes of measuring the estimated fair value, where applicable, of the assets acquired and the liabilities assumed as reflected in the unaudited pro forma condensed combined financial information, PepsiCo has applied the guidance in SFAS No. 157, Fair Value Measurements (SFAS 157) which establishes a framework for measuring fair value. In accordance with SFAS 157, fair value is an exit price and is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

The historical balance sheet of PAS used to create the unaudited pro forma condensed combined balance sheet is as of October 3, 2009, the last day of PAS’ third fiscal quarter. PAS’ results are based on a fiscal year that consists of 52 or 53 weeks ending on the Saturday closest to December 31. The historical statements of income of PAS used to create the unaudited pro forma condensed combined statements of income are for the fiscal year ended January 3, 2009 and first nine months ended October 3, 2009. While PAS’ reporting calendar differs from PepsiCo’s and PBG’s, the impact of these calendar differences is not material to the unaudited pro forma condensed combined financial information.

The historical balance sheets of both PepsiCo and PBG used to create the unaudited pro forma condensed combined balance sheet is as of September 5, 2009, the last day of PepsiCo’s and PBG’s third fiscal quarter. PepsiCo’s and PBG’s results are based on a fiscal year that ends on the last Saturday of each December. The historical statements of income of PepsiCo and PBG used to create the unaudited pro forma condensed combined statements of income are for the fiscal year ended December 27, 2008 and for the 36 weeks ended September 5, 2009.

Certain reclassifications have been made to the historical presentation of PAS and PBG to conform to the presentation used in the unaudited pro forma condensed combined statements of income. Upon consummation of the merger and the PBG merger, further review of PAS’ and PBG’s financial statements may result in required revisions to PAS’ and PBG’s classifications to conform to PepsiCo’s. PepsiCo does not expect that any such revisions would be material.

Tabular dollars are presented in millions, except per share amounts.

3) Significant Accounting Policies

Based upon PepsiCo’s review of PAS’ and PBG’s summary of significant accounting policies disclosed in PAS’ and PBG’s financial statements and preliminary discussions with PAS and PBG management, the nature and amount of any adjustments to the historical financial statements of PAS and PBG to conform their accounting policies to those of PepsiCo are not expected to be material. Upon consummation of the merger and the PBG merger, further review of PAS’ and PBG’s accounting policies and financial statements may result in required revisions to PAS’ and PBG’s policies and classifications to conform to PepsiCo’s.

4) Estimated Purchase Price and Resulting Adjustment to Goodwill

The computation of the estimated purchase price, excess of purchase price over the net tangible book value of net assets acquired and the resulting net adjustment to goodwill as of September 5, 2009 are as follows:

	PAS		PBG		PAS + PBG
	Number of Shares/ Awards Issued	Total Estimated Fair Value	Number of Shares/ Awards Issued	Total Estimated Fair Value	Total Estimated Fair Value
Payment in cash, for the remaining (not owned by PepsiCo) outstanding shares of PAS and PBG common stock and equity awards vested at consummation of merger (Note 1)	—	$1,062 (a)	—	$2,686	$3,748 (a)
Payment to PAS and PBG of shares of PepsiCo common stock for the remaining (not owned by PepsiCo) outstanding shares of PAS and PBG common stock and equity awards vested at consummation of merger (see Note 1)	19	1,122 (b)	47	2,868	3,990 (b)
Issuance of PepsiCo equity awards to replace existing PAS and PBG equity awards (Note 1)	1	15	20	288 (c)	303 (c)

Total estimated purchase price	20	$2,199	67	$5,842	$8,041

Net book value of net assets		$1,874		$3,292	$5,166
Less: PepsiCo equity investments in PAS and PBG		(1,168)		(2,163)	(3,331)
Less: Surviving postcombination noncontrolling interests		1		(26)	(25)
Less: Elimination of profit in inventory (Note 12)		(65)		(186)	(251)
Less: Transaction costs to be incurred by acquiree		(26)		(6)	(32)

Net book value of net assets acquired		616		911	1,527
Less: Goodwill acquired		(2,180)		(1,480)	(3,660)
Less: Intangible assets acquired (Note 5)		(476)		(3,923)	(4,399)

Net tangible book value of net assets acquired		(2,040)		(4,492)	(6,532)

Estimated purchase price less net tangible book value of net assets acquired		4,239		10,334	14,573
Adjustments to goodwill related to:
Identifiable intangible assets (Note 5)		(3,504)		(6,680)	(10,184)
Inventory (Note 6)		(137)		(416)	(553)
Property, plant and equipment (Note 7)		(394)		(1,376)	(1,770)
Debt obligations (Note 8)		121		564	685
Deferred income taxes (Note 10)		1,203		1,395	2,598
Gain in investments in noncontrolled affiliates (Note 11)		279		515	794

Total adjustments		(2,432)		(5,998)	(8,430)

Gross adjustment to goodwill		1,807		4,336	6,143
Less: Goodwill acquired		(2,180)		(1,480)	(3,660)

Net adjustment to goodwill		$(373)		$2,856	$2,483

(a)	Includes $57 million of PAS equity awards for which vesting accelerates upon consummation of the merger.

(b)	Includes $49 million of PAS equity awards for which vesting accelerates upon consummation of the merger.

(c)	Excludes $135 million (pre-tax) of unvested PBG equity awards to be recognized in PepsiCo’s postcombination financial statements over the remaining lives of the awards, approximately 2 years. Incremental compensation expense of $33 million and $23 million have been included as an adjustment within selling, general and administrative expenses to the unaudited pro forma condensed combined statements of income for the fiscal year ended December 27, 2008 and the 36 weeks ended September 5, 2009, respectively.

PepsiCo’s actual stock price at the date the merger and the PBG merger, as applicable, is completed will be used to determine the value of stock, stock options and restricted stock units to be issued as consideration in connection with the merger and the PBG merger, as applicable, and thus to calculate the actual purchase price. In calculating the estimated purchase price, PepsiCo’s stock price as of December 22, 2009 was used as a proxy for the actual PepsiCo stock price as of the date the merger and the PBG merger is completed. Changes in PepsiCo’s stock price between December 22, 2009 and the date the merger and the PBG merger is completed may result in a material difference from the stock price used to calculate the estimated purchase price for the purposes of the unaudited pro forma condensed combined financial information. If PepsiCo’s stock price as of the date the merger and the PAS merger is completed increases or decreases by 36% from the price assumed in the unaudited pro forma condensed combined financial information, the consideration transferred would increase or decrease by approximately $1.6 billion, which would be reflected as an increase or decrease to goodwill. PepsiCo believes that an increase or decrease by as much as 36% in the PepsiCo common stock price on the consummation of the merger and the PBG merger from the common stock price assumed in the unaudited pro forma condensed combined financial information is reasonably possible based upon fluctuations in PepsiCo’s common stock price since the announcement date of the proposed merger.

Each PAS or PBG share award will be converted as described in Note 1 “Description of Merger and the PBG Merger.” SFAS 141R requires that the fair value of replacement awards and cash payments made to settle vested awards attributed to precombination service be included in the consideration transferred. The fair value of PAS or PBG share awards which will immediately vest at the effective date of the merger and the PBG merger, as applicable, has been attributed to precombination service and included in the consideration transferred. For unvested PBG share awards converted at the effective date of the merger, the fair value of the awards attributable to precombination services is included as part of consideration transferred and the fair value attributable to postcombination services will be recorded as compensation expense in the postcombination financial statements of the combined entity.

For the purpose of preparing the unaudited pro forma condensed combined financial information, the assets acquired and liabilities to be assumed in the merger and the PBG merger have been measured at their estimated fair values as of October 3, 2009 and September 5, 2009 and for PAS and PBG, respectively. A final determination of the fair values of the assets acquired and liabilities to be assumed in the merger and the PBG merger will be made based on facts and circumstances on the closing date. Accordingly, the fair value of the assets and liabilities included in the table above are preliminary and subject to change. An increase (or decrease) in the fair value of inventory, property, plant and equipment or any identifiable intangible assets will reduce (or increase) the amount of goodwill in the unaudited pro forma condensed combined financial information and may result in increased (or decreased) expense.

In connection with the consummation of the merger and the PBG merger, the following historical common shareholders’ equity balances as of October 3, 2009 and September 5, 2009 for PAS and PBG, respectively, are eliminated in the unaudited pro forma condensed combined balance sheet as of September 5, 2009, as follows:

	PAS	PBG
Common stock and capital in excess of par value	$1,291	$1,845
Repurchased common stock	$(349)	$(2,543)
Retained earnings	$923	$3,537
Accumulated other comprehensive loss(a)	$(190)	$(812)

(a)	Includes pension- and postretirement-related accumulated other comprehensive loss separately identified in Note 9.

5) Intangible Assets

For purposes of estimating the fair value of the assets to be acquired in the merger and the PBG merger, it is assumed that all assets will be used in a manner that represents their highest and best use. The favorable impact of buyer-specific synergies expected to be incurred upon consummation of the merger and the PBG merger are excluded. The estimated fair values of the most significant acquired intangible assets are based on the amount and timing of projected future cash flows associated with the assets.

The preliminary estimates of fair values and weighted-average useful lives of the intangible assets will likely differ from the final estimates of fair value to be reflected in accounting for the merger, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial information. The estimates of fair value and weighted-average useful lives could be impacted by a variety of factors including legal, regulatory, contractual, competitive, economic or other factors. Increased knowledge about these factors upon consummation of the merger and the PBG merger could result in a change to the estimated fair value of PAS’ and PBG’s intangible assets and/or to the estimated weighted-average useful lives from what is assumed in the unaudited pro forma condensed combined financial information. In addition, the combined effect of any such changes could result in a significant increase or decrease to the related amortization expense estimates.

Nonamortizable

In connection with the merger, PepsiCo will reacquire certain franchise rights which provide PAS and PBG with the exclusive and perpetual rights to manufacture and/or distribute beverages for sale in specified territories. A preliminary fair value estimate pertaining to reacquired franchise rights is noted in the table below. PepsiCo management took many factors into consideration in determining the life of certain reacquired franchise rights, including the existing perpetual bottling arrangements, the indefinite period expected for the reacquired rights to contribute to PepsiCo’s future cash flows, as well as the lack of any factors that would limit the useful life of the reacquired rights to PepsiCo, including legal, regulatory, contractual, competitive, economic or other factors. Therefore, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142), certain reacquired franchise rights will not be amortized, but instead will be tested for impairment at least annually.

Consistent with the guidance in SFAS 141R, the fair value of PAS’ and PBG’s assembled workforce and buyer-specific synergies has been included in goodwill.

On December 7, 2009, PepsiCo reached an agreement with DPSG to manufacture and distribute Dr Pepper and certain other DPSG products in the territories where they are currently sold by PAS and PBG. Under the terms of the agreement, DPSG will receive an upfront payment of $900 million payable upon closing of the mergers. Based upon the terms of the agreement and the guidance in SFAS 142, the contract has been deemed perpetual for accounting purposes and will not be amortized, but instead will be tested for impairment at least annually. The unaudited pro forma condensed combined financial information includes the results attributable to the original contract since it has been part of the existing operations of PAS and PBG. However, the unaudited pro forma condensed combined financial information does not reflect the additional upfront payment, nor any related financing costs, as this agreement is independent of the merger and PBG merger.

Amortizable

Certain reacquired and acquired franchise rights are amortizable over the remaining contractual period of the contract in which the right was granted. Preliminary fair value estimates for both definite-lived reacquired and acquired franchise rights and other amortizable intangible assets acquired, primarily consisting of customer relationships, are noted in the table below. Amortization related to the fair value of amortizable intangible assets is reflected as an adjustment to the unaudited pro forma condensed combined statements of income. The determination of the useful lives was based upon an evaluation of a number of factors, including contractual arrangements, market share, consumer awareness, historical acquisition experience and economic factors pertaining to the combined company.

	PAS
	Estimated Fair Value	Weighted- Average Estimated Useful Life	Amortization Expense (52 Weeks)	Amortization Expense (36 weeks)
Reacquired franchise rights—indefinite-lived	$2,700	Perpetual
Other—indefinite-lived	60	Perpetual
Acquired franchise rights—definite-lived	644	55 years	$16	$12
Other identified intangible assets—definite-lived	100	20 years	5	3

Total intangible assets acquired	$3,504		$21	$15
Less: PAS’ historical intangible assets and amortization	(476)		(7)	(5)

Pro forma adjustments	$3,028		$14	$10

	PBG
	Estimated Fair Value	Weighted- Average Estimated Useful Life	Amortization Expense (52 Weeks)	Amortization Expense (36 weeks)
Reacquired franchise rights—indefinite-lived	$4,900	Perpetual
Other—indefinite-lived	40	Perpetual
Acquired franchise rights—definite-lived	1,440	55 years	$38	$27
Other identified intangible assets—definite-lived	300	20 years	15	10

Total intangible assets acquired	$6,680		$53	$37
Less: PBG’s historical intangible assets and amortization	(3,923)		(9)	(7)

Pro forma adjustments	$2,757		$44	$30

6) Inventories

Reflects an increase of $137 million and $416 million to record PAS’ and PBG’s inventory, respectively, at its estimated net realizable value. PepsiCo’s pro forma fair value adjustment to inventory is based on PAS’ and PBG’s inventory as of October 3, 2009 and September 5, 2009, respectively. PepsiCo believes that the fair value of inventory approximates net realizable value, which is defined as expected sales price less cost to sell plus a reasonable margin for selling effort. In addition, as PepsiCo sells the acquired inventory, its cost of sales will reflect the increased valuation of PAS’ and PBG’s inventory, which will temporarily reduce PepsiCo’s gross margin. This adjustment to gross margin is considered a non-recurring adjustment and as such is not included in the unaudited pro forma condensed combined statements of income.

7) Property, Plant and Equipment

Reflects an increase of $0.4 billion and $1.4 billion to record PAS’ and PBG’s property, plant and equipment, respectively, at their respective estimated fair values. PepsiCo believes these amounts represent the best current estimates of fair value. The fair value of PAS’ and PBG’s property, plant, and equipment was estimated using the replacement cost method. Under the replacement cost method, fair value is estimated to be the amount a market participant would pay to replace the asset. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time of consummation of the merger and the PBG merger. For each $100 million increase in fair value adjustment to property, plant and equipment, PepsiCo would expect an annual increase in depreciation expense approximating $9 million, assuming a weighted-average life of approximately 11 years.

Reflects a decrease in depreciation expense of $7 million and $120 million for PAS and PBG, respectively, for the fiscal year ended December 27, 2008 based on the fair value adjustments to the book values of PAS’ and PBG’s property, plant and equipment, offset by an extension of their respective historical useful lives. In addition, the unaudited pro forma condensed combined statement of income for the 36 weeks ended September 5, 2009 reflects a decrease in depreciation expense of $3 million and $55 million for PAS and PBG, respectively.

8) Debt-Obligations and Commitments

In connection with the merger agreement and the PBG merger agreement, PepsiCo intends to issue approximately $4 billion of senior unsecured fixed rate notes (the “senior unsecured notes”), with maturity tranches ranging from 2 to 30 years and interest rates ranging from 1.25%-5.40%. The pro forma adjustments in the table below assume PepsiCo issues debt, at a weighted-average interest rate of 3.95%, to fund a portion of the merger consideration for PAS, PBG, or both PAS and PBG.

The senior unsecured notes have been allocated between PAS and PBG based upon the respective cash portions of the purchase price attributable to each of the merger and the PBG merger. The ultimate amount of senior secured notes issued will reflect the actual amount of cash required.

The interest rates on the senior unsecured notes are not reflective of the borrowing rates applicable to any additional financing debt that PepsiCo may incur. Higher interest rates associated with the senior unsecured notes and commercial paper could occur if PepsiCo’s credit rating is downgraded, interest rates change or credit markets deteriorate. Actual interest rates for the senior unsecured notes may vary from the assumed rate. The effect of a 0.125% change in interest rates would result in a $5 million change in annual interest expense on a pre-tax basis.

Global capital and credit markets, including the commercial paper markets, continue to experience volatility. Despite this volatility, PepsiCo continues to have sufficient access to the capital and credit markets. In addition, PepsiCo has revolving credit facilities. PepsiCo believes that its cash generating capability and financial condition, together with its revolving credit facilities and other available methods of debt financing (including long-term debt financing which, depending upon market conditions, PepsiCo intends to use to replace a portion of its commercial paper borrowings), will be adequate to meet its operating, investing and financing needs. However, there can be no assurance that continued or increased volatility in the global capital and credit markets will not impair its ability to access these markets on terms commercially acceptable to PepsiCo or at all.

The following table depicts the effect of the debt expected to be issued in connection with the merger and the PBG merger and the effect of the estimated increase in fair value of PAS’ and PBG’s historical debt.

	Principal	Weighted- Average Interest Rate	Weighted- Average Term of Debt	Interest Expense (52 weeks)	Interest Expense (36 weeks)
PAS:
Senior unsecured notes	$1,062	3.95%	2-30 years	$42	$29
Financing costs associated with the issuance of the senior unsecured notes(a)				1	—
Increase in fair value of PAS’ debt(b)	121			(30)	(21)

Total pro forma adjustments	$1,183			$13	$8

PBG:
Senior unsecured notes	$2,686	3.95%	2-30 years	$106	$73
Financing costs associated with the issuance of the senior unsecured notes(a)				1	1
Elimination of JSC Lebedyansky (Lebedyansky) debt(c)	(79)			—	—
Elimination of note payable to PR Beverages	(17)			—	—
Increase in fair value of PBG’s debt(b)	564			(97)	(67)

Total pro forma adjustments	$3,154			$10	$7

PAS and PBG:
Senior unsecured notes	$3,748	3.95%	2-30 years	$148	$102
Financing costs associated with the issuance of the senior unsecured notes(a)				2	1
Elimination of Lebedyansky debt(c)	(79)			—	—
Elimination of note payable to PR Beverages	(17)			—	—
Increase in fair value of PAS’ and PBG’s debt(b)	685			(127)	(88)

Total pro forma adjustments	$4,337			$23	$15

a)	The fees associated with the issuance of the senior unsecured notes of $20 million ($6 million pertaining to PAS and $14 million pertaining to PBG) are reflected as a decrease to cash and an increase to deferred debt issuance costs, which is a component of other assets.

b)	As of the closing date of the merger and the PBG merger, debt is required to be remeasured at fair value. Based on publicly-quoted market prices, the estimated fair value of PAS’ long-term debt as of October 3, 2009 was $2.1 billion and the estimated fair value of PBG’s long-term debt as of September 5, 2009 was $6.1 billion. The related reduction in interest expense pertains to the amortization of these fair value adjustments over the estimated remaining lives of such debt. The effect of a 0.125% change in interest rates would result in a $2 million and $5 million change in the related pro forma annual interest expense for PAS and PBG, respectively.

c)	During the first quarter of 2009, PBG issued a ruble-denominated three-year note with an interest rate of 10% to Lebedyansky. This receivable was reflected in PBG’s other assets.

9) Pension and Postretirement Benefits

As of the closing date of the merger and the PBG merger, the pension and postretirement liabilities of such plans are required to be recorded at funded status, with the previously unrecognized prior service cost and unrealized gains/losses eliminated from equity. The adjustment reflects the elimination of the unamortized prior service cost and unamortized actuarial loss of $64 million related to PAS’ pension and postretirement plans and $543 million related to PBG’s pension and postretirement plans. Additionally, related pro forma adjustments to selling, general and administrative expenses to exclude amounts previously amortized on PAS’ and PBG’s historical statements of income are as follows:

	PAS		PBG
	52 Weeks	36 weeks	52 Weeks	36 weeks
Amortization of prior service cost	$—	$—	$(7)	$(5)
Recognized actuarial loss	—	(3)	(18)	(25)

	$—	$(3)	$(25)	$(30)

10) Income Taxes

Represents the estimated deferred income tax liability to be recorded by PepsiCo as part of the accounting for the merger, based on the United States federal statutory tax rate of 35% multiplied by the fair value adjustments made to certain assets acquired and liabilities assumed, primarily as indicated below. The pro forma adjustment to record deferred taxes as part of the accounting for the merger was computed as follows:

	PAS	PBG	Total
Estimated fair value adjustment of identifiable intangible assets acquired	$3,028	$2,757	$5,785
Estimated fair value adjustment of inventory acquired	137	416	553
Estimated fair value adjustment of property, plant and equipment acquired	394	1,376	1,770
Estimated fair value adjustment of debt obligations assumed	(121)	(564)	(685)

Total estimated fair value adjustments of net assets acquired	$3,438	$3,985	$7,423

Net deferred tax liabilities associated with the estimated fair value adjustments of net assets acquired, at 35%	$1,203	$1,395	$2,598

For purposes of this unaudited pro forma condensed combined financial information, the United States federal statutory tax rate of 35% has been used for all periods presented. This rate does not reflect PepsiCo’s effective tax rate, which includes other tax items, such as state and foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

PepsiCo intends to permanently reinvest the international earnings of both PAS and PBG and, accordingly, has not recorded deferred taxes on these amounts.

11) Investments in Noncontrolled Affiliates

PAS

Represents a pro forma adjustment to record PepsiCo’s estimated gain of $279 million as a result of remeasuring its previously held equity interest in PAS and Sandora. If PepsiCo’s stock price as of the date the merger is completed increases or decreases by 36% from the price assumed in the unaudited pro forma condensed combined financial information, the gain would increase or decrease by approximately $225 million. The gain will also be impacted by transactional activity, such as equity income and dividends, up until the date the merger is completed.

PBG

Represents a pro forma adjustment to record PepsiCo’s estimated gain of $515 million as a result of remeasuring its previously held equity interest in PBG, Bottling Group, LLC and PR Beverages. If PepsiCo’s stock price as of the date the PBG merger is completed increases or decreases by 36% from the price assumed in the unaudited pro forma condensed combined financial information, the gain would increase or decrease by approximately $380 million. The gain will also be impacted by transactional activity, such as equity income and dividends, up until the date the merger is completed.

SFAS 141R requires that an acquirer remeasure its previously held equity interest in an acquiree at its acquisition date fair value and recognize the resulting gain or loss in earnings. The gain is calculated based upon the acquisition date fair value of PAS and PBG, which will be determined, in part, by PepsiCo’s actual stock price at the date the merger and the PBG merger, as applicable, is completed, as such stock price will be used to determine the value of stock, stock options and restricted stock units to be issued as consideration. Because the above pro forma adjustments will not have a continuing impact, they are excluded from the unaudited pro forma condensed combined statements of income, but are reflected as adjustments to goodwill and retained earnings in the unaudited pro forma condensed combined balance sheet.

Additionally, PepsiCo’s previously held equity interests in PBG, Bottling Group, LLC, PR Beverages, PAS and Sandora, as well as PBG’s previously held equity interest in Lebedyansky, have been eliminated as follows:

	Debit/(Credit)
	For the 52 Weeks ended December 27, 2008
	PAS	PBG
Cost of sales	$2	$4
Selling, general and administrative expenses	$10	$23
Bottling equity income	$120	$222
Net income attributable to noncontrolling interests	$(10)	$(59)

	For the 36 weeks ended September 5, 2009
	PAS	PBG
Cost of sales	$(6)	$(10)
Selling, general and administrative expenses	$(3)	$38
Bottling equity income	$47	$222
Net income/(loss) attributable to noncontrolling interests	$3	$(90)

	As of September 5, 2009
	PAS	PBG
PepsiCo’s investments in noncontrolled affiliates	$(1,237)	$(1,836)
PBG’s investment in Lebedyansky	$—	$(591)
Accumulated other comprehensive loss	$(196)	$(225)
Deferred income taxes	$265	$(29)
Common stock and capital in excess of par value	$—	$142
Noncontrolling interests	$200	$1,598
Retained earnings	$(279)	$(515)

12) Related Party Transactions

Reflects the elimination of PepsiCo’s concentrate sales and finished goods to PAS and PBG, related profit in inventory, royalty income for use of certain PepsiCo trademarks by PAS and PBG, bottler incentives for direct marketing and advertising support, manufacturing services in connection with the production of certain finished beverage products, procurement services provided by PepsiCo to PAS and PBG, allocation of overhead and other adjustments. In addition, the adjustments reflect the elimination of PepsiCo’s sales to PBG and PBG’s purchases of Frito-Lay snack food products for sale and distribution in Russia. The related accounts receivable and accounts payable in connection with the above transactions have also been eliminated. These related party transactions have been eliminated as of September 5, 2009 and for the 52 weeks ended December 27, 2008 and the 36 weeks ended September 5, 2009. While PAS’ reporting calendar differs from PepsiCo’s and PBG’s, the impact of these calendar differences is not material.

The adjustments do not reflect an elimination for purchases of concentrate and/or finished goods between PAS or PBG and PepsiCo’s respective joint ventures with Unilever and Starbucks, which are accounted for by PepsiCo under the equity method of accounting, as such transactions are expected to continue on an arms-length basis subsequent to the merger and the PBG merger.

Related party transactions between PAS and PBG are immaterial.

The impact of each of the above items is reflected as an adjustment to the unaudited pro forma condensed combined statements of income and balance sheet as follows:

	Debit/(Credit)
	For the 52 Weeks ended December 27, 2008
	PAS	PBG
Net revenue(a)	$1,037	$2,939
Cost of sales(b)	$(1,069)	$(2,634)
Selling, general and administrative expenses(c)	$13	$(327)

	Debit/(Credit)
	For the 36 weeks ended September 5, 2009
	PAS	PBG
Net revenue(a)	$742	$2,022
Cost of sales(b)	$(736)	$(1,748)
Selling, general and administrative expenses(c)	$13	$(237)

	As of September 5, 2009
	PAS	PBG
Accounts and notes receivable	$(59)	$(453)
Accounts payable and other current liabilities	$59	$453
Inventories(d)	$(65)	$(186)

a)	Primarily includes sales of concentrate, sales of finished products, bottler incentives, royalty fees and manufacturing and national account services.

b)	Primarily includes purchases of concentrate, purchases of finished products, bottler incentives, royalty fees and fountain service fees.

c)	Primarily includes bottler incentives, purchases of advertising materials, fountain service fees and purchases from Frito-Lay.

d)	Reflects the elimination of profit in inventory.

DIRECTORS AND EXECUTIVE OFFICERS OF PEPSICO AND METRO

Directors and Executive Officers of PepsiCo

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of PepsiCo are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with PepsiCo. The business address of each director and officer, other than Albert P. Carey, is 700 Anderson Hill Road, Purchase, New York, NY 10577. Mr. Carey’s business address is 7701 Legacy Drive, Plano, Texas 75024. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Zein Abdalla	Zein Abdalla was appointed to the role of Chief Executive Officer of PepsiCo Europe in November 2009. Mr. Abdalla joined PepsiCo in 1995 and since that time has held a variety of senior positions. He has served as General Manager of Tropicana Europe and Franchise Vice President for Pakistan and the Gulf region. From 2005 to 2008 he led PepsiCo’s continental Europe operations. In September 2008 he went on to lead the complete portfolio of PepsiCo business in Europe. Prior to joining PepsiCo Mr. Abdalla worked for Mars Incorporated in engineering and manufacturing roles, as well as in sales, marketing, human resources and general management.	United Kingdom

Saad Abdul-Latif	Saad Abdul-Latif was appointed to the role of Chief Executive Officer of PepsiCo Asia, Middle East and Africa (AMEA) in November 2009. Mr. Abdul-Latif began his career with PepsiCo in 1982 where he has held a wide range of international roles in PepsiCo’s food and beverage businesses. In 1998, he was appointed General Manager for PepsiCo’s beverage business in the MENAPAK Business Unit. In 2001, his region was expanded to include Africa and Central Asia. In 2004, the snacks business in his region was included under his leadership, forming the consolidated Middle East and Africa (MEA) Region. In September 2008, his responsibilities were extended to Asia, forming the new AMEA Division of PepsiCo International where he acted as President of AMEA.	Jordan

Peter A. Bridgman	Peter A. Bridgman has been PepsiCo’s Senior Vice President and Controller since August 2000. Mr. Bridgman began his career with PepsiCo at Pepsi-Cola International in 1985 and became Chief Financial Officer for Central Europe in 1990. He became Senior Vice President and Controller for Pepsi-Cola North America in 1992 and Senior Vice President and Controller for The Pepsi Bottling Group, Inc. in 1999.	United Kingdom

Shona L. Brown*	Shona L. Brown is Senior Vice President, Business Operations of Google Inc., a position she has held since 2006. From 2003 to 2006 she served as Vice President, Business Operations of Google Inc., where she led internal business operations and people operations. Ms. Brown was elected to PepsiCo’s board of directors in March 2009.	Canada

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Albert P. Carey	Albert P. Carey was appointed President and Chief Executive Officer of Frito-Lay North America in June 2006. Mr. Carey began his career with Frito-Lay in 1981 where he spent 20 years in a variety of roles. He served as President, PepsiCo Sales from February 2003 until June 2006. Prior to that, he served as Chief Operating Officer, PepsiCo Beverages & Foods North America from June 2002 to February 2003 and as PepsiCo’s Senior Vice President, Sales and Retailer Strategies from August 1998 to June 2002.	United States

John C. Compton	John C. Compton has been Chief Executive Officer of PepsiCo Americas Foods since November 2007. Mr. Compton began his career at PepsiCo in 1983 as a Frito-Lay Production Supervisor in the Pulaski, Tennessee manufacturing plant. He has spent 25 years with PepsiCo in various Sales, Marketing, Operations and General Management assignments. From March 2005 until September 2006, he was President and Chief Executive Officer of Quaker, Tropicana, Gatorade, and from September 2006 until November 2007, he was Chief Executive Officer of PepsiCo North America. Mr. Compton served as Vice Chairman and President of the North American Salty Snacks Division of Frito-Lay from March 2003 until March 2005. Prior to that, he served as Chief Marketing Officer of Frito-Lay’s North American Salty Snacks Division from August 2001 until March 2003. Mr. Compton also serves on the board of directors of PBG, to which he was elected in March 2008.	United States

Ian M. Cook*	Ian M. Cook was named Chief Executive Officer and was elected to the board of directors of Colgate-Palmolive Company in 2007 and became Chairman of the board of directors in January 2009. Mr. Cook joined Colgate in the United Kingdom in 1976 and progressed through a series of senior management roles around the world. In 2002, he became Executive Vice President, North America and Europe. In 2004, he became Chief Operating Officer, with responsibility for operations in North America, Europe, Central Europe, Asia and Africa. In 2005, he was named President and Chief Operating Officer, responsible for all Colgate operations worldwide. Mr. Cook was elected to PepsiCo’s board of directors in 2008.	United Kingdom

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Massimo F. d’Amore	Massimo F. d’Amore has been Chief Executive Officer of PepsiCo Americas Beverages since November 2007. Mr. d’Amore was formerly Executive Vice President, Commercial for PepsiCo International, a position he assumed in November 2005. Prior to that, he served as President, Latin America Region for PepsiCo Beverages International from February 2002 until November 2005 and as PepsiCo’s Senior Vice President of Corporate Strategy and Development from August 2000 until February 2002. Mr. d’Amore began his career with PepsiCo in 1995 as Vice President, Marketing for Pepsi-Cola International and was promoted to Senior Vice President and Chief Marketing Officer of Pepsi-Cola International in 1998. Before joining PepsiCo, he was with Procter & Gamble for 15 years in various international operations, marketing and general management positions.	Italy

Dina Dublon*	Dina Dublon is the former Executive Vice President and Chief Financial Officer, JP Morgan Chase & Co. serving in that capacity from December 1998 until her retirement at the end of 2004. She is a director of Microsoft Corp. and Accenture. She is also a director of the Global Fund for Women, co-chairs the Women’s Refugee Commission, and is a trustee of Carnegie Mellon University. Ms. Dublon was elected to PepsiCo’s board of directors in 2005.	United States

Victor J. Dzau*	Victor J. Dzau, MD, is Chancellor for Health Affairs at Duke University and President and CEO of the Duke University Health System since July 2004. Prior to that, he served as Hersey Professor of Medicine at Harvard Medical School and Chairman of the Department of Medicine at Brigham and Women’s Hospital in Boston Massachusetts from 1996 to 2004. He is a member of the Institute of Medicine of the National Academy of Sciences and the European Academy of Science and Arts. He was the previous Chairman of the National Institutes of Health (NIH) Cardiovascular Disease Advisory Committee, and he served on the Advisory Committee to the Director of NIH. Dr. Dzau has been named 2004 Distinguished Scientist of the American Heart Association and was the recipient of the 2004 Max Delbruck Medal, Berlin, Germany and the 2005 Ellis Island Medal of Honor. Dr. Dzau is also a director of Genzyme Corporation, Alnylam Pharmaceuticals, Inc. and Medtronic, Inc. Dr. Dzau was elected to PepsiCo’s board of directors in 2005.	United States

Richard Goodman	Richard Goodman has been PepsiCo’s Chief Financial Officer since October 2006. From 2003 until October 2006, Mr. Goodman was Senior Vice President and Chief Financial Officer of PepsiCo International. In January 2008, Mr. Goodman joined the Board of Directors of Johnson Controls, Inc.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Ray L. Hunt*	Ray L. Hunt is Chairman and Chief Executive Officer of Hunt Oil Company and Chairman, Chief Executive Officer and President, Hunt Consolidated, Inc. Mr. Hunt began his association with Hunt Oil Company in 1958 and has held his current position since 1976. He is also a director of Bessemer Securities Corporation, Bessemer Securities LLC, King Ranch, Inc. and Verde Realty. Mr. Hunt was elected to PepsiCo’s board of directors in 1996.	United States

Alberto Ibargüen*	Alberto Ibargüen has been President and Chief Executive Officer of the John S. and James L. Knight Foundation since 2005. Mr. Ibargüen previously served as publisher of The Miami Herald and of El Nuevo Herald. He is a member of the boards of AMR Corporation, American Airlines, Inc., ProPublica and The Council on Foreign Relations. Mr. Ibargüen is also the Chairman of the board of directors of The Newseum in Washington, D.C. Mr. Ibargüen was elected to PepsiCo’s board of directors in 2005.	United States

Hugh Johnston	Hugh Johnston has been PepsiCo’s Executive Vice President, Operations since November 2009. He was formerly President of Pepsi-Cola North America since November 2007, and PepsiCo’s Executive Vice President, Operations from October 2006 until November 2007. From April 2005 until October 2006, Mr. Johnston was PepsiCo’s Senior Vice President, Transformation. Prior to that, he served as Senior Vice President and Chief Financial Officer of PepsiCo Beverages and Foods from November 2002 through March 2005, and as PepsiCo’s Senior Vice President of Mergers and Acquisitions from March 2002 until November 2002. Mr. Johnston joined PepsiCo in 1987 as a Business Planner and held various finance positions until 1999 when he left to join Merck & Co., Inc. as Vice President, Retail, a position which he held until he rejoined PepsiCo in 2002. Prior to joining PepsiCo in 1987, Mr. Johnston was with General Electric Company in a variety of finance positions.	United States

Arthur C. Martinez*	Arthur C. Martinez is the former Chairman of the board of directors, President and Chief Executive Officer of Sears, Roebuck and Co. Mr. Martinez was Chairman and Chief Executive Officer of the former Sears Merchandise Group from 1992 to 1995 and served as Chairman of the board of directors, President and Chief Executive Officer of Sears, Roebuck and Co. from 1995 until 2000. He served as Vice Chairman and a director of Saks Fifth Avenue from 1990 to 1992. He is also a director of Liz Claiborne, Inc., International Flavors and Fragrances, Inc., American International Group, Inc. and Interactive Corp (IAC). Mr. Martinez is Chairman of the Supervisory board of directors of ABN AMRO Holding, N.V. Mr. Martinez is also Chairman of HSN, Inc. Mr. Martinez was elected to PepsiCo’s board of directors in 1999.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Indra K. Nooyi*	Indra K. Nooyi has served as PepsiCo’s Chairman of the board of directors since May 2007 and Chief Executive Officer since October 2006. She was elected to PepsiCo’s board of directors in 2001. From May 2001 until October 2006, she served as PepsiCo’s President and Chief Financial Officer. She served as Senior Vice President and Chief Financial Officer from February 2000 to May 2001; Senior Vice President, Corporate Strategy and Development from 1996 until February 2000 and Senior Vice President, Strategic Planning from 1994 until 1996. Prior to joining PepsiCo, Ms. Nooyi spent four years as Senior Vice President of Strategy, Planning and Strategic Marketing for Asea Brown Boveri, Inc. She was also Vice President and Director of Corporate Strategy and Planning at Motorola, Inc.	United States

Sharon Percy Rockefeller*	Sharon Percy Rockefeller is President and Chief Executive Officer of WETA public stations in Washington, D.C., a position she has held since 1989, and was a member of the board of directors of WETA from 1985 to 1989. She was a member of the board of directors of the Corporation for Public Broadcasting until 1992 and is currently a director of Public Broadcasting Service (PBS), Washington, D.C. Ms. Rockefeller currently serves as a Trustee on the following non-profit boards: National Gallery of Art, The Museum of Modern Art, Johns Hopkins Medicine, Colonial Williamsburg Foundation and Rockefeller Philanthropy Advisors. Ms. Rockefeller was elected to PepsiCo’s board of directors in 1986.	United States

James J. Schiro*	James J. Schiro became Chief Executive Officer of Zurich Financial Services in May 2002, after serving as Chief Operating Officer—Group Finance since March 2002. He joined Price Waterhouse in 1967, where he held various management positions. In 1994 he was elected Chairman and senior partner of Price Waterhouse, and in 1998 became Chief Executive Officer of PricewaterhouseCoopers, after the merger of Price Waterhouse and Coopers & Lybrand. Mr. Schiro is also a director of Royal Philips Electronics and The Goldman Sachs Group, Inc. Mr. Schiro was elected to PepsiCo’s board of directors in 2003.	United States

Larry D. Thompson	Larry D. Thompson became PepsiCo’s Senior Vice President, Government Affairs, General Counsel and Secretary in November 2004. Prior to joining PepsiCo, Mr. Thompson served as a Senior Fellow with the Brookings Institution in Washington, D.C. and served as Deputy Attorney General in the U.S. Department of Justice. In 2002, he was named to lead the National Security Coordination Council and was also named by	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

President Bush to head the Corporate Fraud Task Force. In April 2000, Mr. Thompson was selected by Congress to chair the bipartisan Judicial Review Commission on Foreign Asset Control. Prior to his government career, he was a partner in the law firm of King & Spalding, a position he held from 1986 to 2001.

Lloyd G. Trotter*	Lloyd G. Trotter is Managing Partner at GenNx360 Capital Partners, a position he has held since February 2008. He served as Vice Chairman, General Electric, and as President and Chief Executive Officer of GE Industrial, from 2006 through February 2008. Between 1989 and 2006, he held various positions at GE, including Executive Vice President, Operations, from 2005 to 2006, President and Chief Executive Officer of GE Consumer and Industrial Systems from 1998 to 2005 and President and Chief Executive Officer, Electrical Distribution and Control from 1992 to 1998. Mr. Trotter is a former director of Genpact Limited. Mr. Trotter is also a director of Textron, Inc. and Daimler AG. Mr. Trotter was elected to PepsiCo’s board of directors in 2008.	United States

Cynthia M. Trudell	Cynthia M. Trudell has been PepsiCo’s Senior Vice President, Chief Personnel Officer, since February 2007. Ms. Trudell served as a director of PepsiCo from January 2000 until her appointment to her current position. She was formerly Vice President of Brunswick Corporation and President of Sea Ray Group from 2001 until 2006. From 1999 until 2001, Ms. Trudell served as General Motors’ Vice President, and Chairman and President of Saturn Corporation, a wholly owned subsidiary of GM. Ms. Trudell began her career with the Ford Motor Co. as a chemical process engineer. In 1981, she joined GM and held various engineering and manufacturing supervisory positions. In 1995, she became plant manager at GM’s Wilmington Assembly Center in Delaware. In 1996, she became President of IBC Vehicles in Luton, England, a joint venture between General Motors and Isuzu. Ms. Trudell also serves on the board of directors of PBG, to which she was elected in May 2008.	United States

Daniel Vasella*	Daniel Vasella became Chairman of the board of directors and Chief Executive Officer of Novartis AG in 1999, after serving as President since 1996. From 1992 to 1996, Dr. Vasella held the positions of Chief Executive Officer, Chief Operating Officer, Senior Vice President and Head of Worldwide Development and Head of Corporate Marketing at Sandoz Pharma Ltd. He also served at Sandoz Pharmaceuticals Corporation from 1988 to 1992. Dr. Vasella is also a director of Alcon Laboratories, Inc. Mr. Vasella was elected to PepsiCo’s board of directors in 2002.	Switzerland

Directors and Executive Officers of Metro

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Metro are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with PepsiCo. The business address of each director and officer is 700 Anderson Hill Road, Purchase, NY 10577. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Kathryn L. Carson

Kathryn L. Carson is Vice President and General Counsel, North America Beverages & PepsiCo Foodservice, a position she has held since January 2008. She served as Vice President & Associate General Counsel of Pepsi-Cola from 2004-2008. Ms. Carson joined PepsiCo’s legal department in 1986. She is President of Metro.

United States

Christine Griff*	Christine C. Griff joined PepsiCo in 1997 and is currently Director, Tax Counsel, a position she has held since 2000. Previously, she worked at the law firm of Milbank, Tweed, Hadley & McCloy. Ms. Griff is also the Vice President and Secretary of the PepsiCo Foundation, a position she has held since 2005. She is Vice President of Metro.	United States

Thomas H. Tamoney, Jr.*	Thomas H. Tamoney is Senior Vice President, Deputy General Counsel and Assistant Secretary of PepsiCo, a position he has held since 2006. From 2001 to 2006, he served as Associate General Counsel for PepsiCo. Prior to that, Mr. Tamoney was counsel with respect to Pepsi-Cola North America issues for more than ten years. From 1982 through 1988, Mr. Tamoney was Division Counsel for the Europe, Middle East and Africa division of Pepsi International. He began his career with PepsiCo as Corporate Attorney in 1978. Mr. Tamoney is also a Manager of Pepsi Bottling Ventures LLC and is Vice President and Secretary of Metro.	United States

J. Darrell Thomas*	J. Darrell Thomas is Vice President and Assistant Treasurer of PepsiCo, a position he has held since February 2006. He joined PepsiCo in December 2003 as Treasury Director, Capital Markets. Previously, Mr. Thomas spent 15 years with Citicorp in a variety of capital markets and corporate finance roles. He has also served in the Debt Capital Markets Group for ABN Amro and in the Corporate Finance Group at Swiss Re New Markets. Mr. Thomas is Vice President and Treasurer of Metro.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF PAS

Directors and Executive Officers of PAS

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of PAS are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with PAS. The business address of each director and officer is 4000 RBC Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Herbert M. Baum*	Herbert M. Baum served as Chairman, President and Chief Executive Officer of The Dial Corporation, now a subsidiary of The Henkel Group, from August 2000 to March 2005. Prior to joining Dial, from January 1999 to August 2000, Mr. Baum was employed by Hasbro, Inc. as President and Chief Operating Officer. Prior to joining Hasbro, Mr. Baum was employed by Quaker State Corporation as its Chairman and Chief Executive Officer from 1993 to 1998. Mr. Baum was employed by Campbell Soup Company from 1978 to 1993, where he served in various positions, most recently as Executive Vice President and President, Campbell North/South America. Mr. Baum serves as a director of Meredith Corporation and US Airways. He is past chairman of the Association of National Advertisers, The Advertising Council and the National Food Processors Association.	United States

Richard G. Cline*	Richard G. Cline served as President and Chief Operating Officer of Nicor Inc. beginning in 1985, and became Chairman of the Board and Chief Executive Officer in 1986. He retired as Chief Executive Officer in May 1995 and continued to serve as Chairman until his retirement from the company at the end of 1995. Prior to joining Nicor, Mr. Cline was an executive of Jewel Companies, Inc. for 22 years, becoming Chairman, President and Chief Executive Officer in 1984. He is also Chairman of Hawthorne Investors, Inc., a private management advisory and investment firm he founded in 1996. Additionally, he has served as a director of Ryerson, Inc., Chairman of the Boards of Trustees of The Northern Funds, The Northern Institutional Funds and The Northern Multi-Manager Funds and he is a past chairman of the Federal Reserve Bank of Chicago. From 1998 to 2000, Mr. Cline was Chairman of Hussmann International, Inc. Mr. Cline is a director emeritus and past president of the University of Illinois Foundation.	United States

Michael J. Corliss*	Michael J. Corliss is Chief Executive Officer of Investco Financial Corporation, which he founded in 1983, and a principal of Tarragon, LLC, both real estate development and management firms. From 1985 to 1998, Mr. Corliss served on the board of directors of Bank of Sumner and its holding company, Valley Bancorporation, before it was sold in 1998 to Frontier Financial Corporation. Mr. Corliss served on the board of directors of Frontier Financial Corporation from 1998 to 2003. He is principal of the Truss Company and Building Supply, Inc. and Desert Business Park, both privately held companies. He also serves as a Trustee and Treasurer at the University of Puget Sound in Tacoma, Washington.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Pierre S. du Pont*	Pierre S. du Pont served as a director in the law firm of Richards, Layton & Finger, P.A., Wilmington, Delaware, through June 2005. A 1956 graduate of Princeton University, he served in the U.S. Navy from 1957 to 1960 and received his law degree from Harvard University in 1963. After six years in business with E.I. du Pont de Nemours & Co., Inc., he entered politics in 1968, serving in the Delaware House of Representatives (1968-1970), as a member of the U.S. House of Representatives (1971-1977), and as Governor of the State of Delaware (1977-1985). Governor du Pont served as Chairman of the Hudson Institute in 1985-1986 and currently serves as Chairman of the National Center for Policy Analysis.	United States

G. Michael Durkin, Jr.	G. Michael Durkin, Jr. was named Executive Vice President, U.S. in March 2005. Prior to this role, Mr. Durkin served as Chief Financial Officer of PepsiAmericas since 2000. Mr. Durkin also serves on the Board of Directors of The Schwan Food Company, Inc.	United States

Archie R. Dykes*	Archie R. Dykes is Lead Director of PAS. He served as Chairman of Capital City Holdings Inc., a venture capital organization, from 1988 to 2005. Dr. Dykes served as Chairman and Chief Executive Officer of the Security Benefit Group of Companies from 1980 through 1987. He served as Chancellor of the University of Kansas from 1973 to 1980. Prior to that, he was Chancellor of the University of Tennessee. Dr. Dykes was Chairman of the Board and Chief Executive Officer of Fleming Companies, Inc. until September 2004. He assumed those roles at Fleming in March 2003 following his service to such company as Non-Executive Chairman of the Board. He also serves as a director of Midas, Inc. and Arbor Realty Trust, Inc. Dr. Dykes is a member of the Board of Trustees of the Kansas University Endowment Association, the William Allen White Foundation and YouthFriends, Inc. He formerly served as Vice Chairman of the Commission on the Operation of the United States Senate and as a member of the Executive Committee of the Association of American Universities.	United States

Jarobin Gilbert, Jr.*	Jarobin Gilbert, Jr. is President and Chief Executive Officer of DBSS Group, Inc., a management, planning and international trade advisory firm. The firm provides trade advisory services, trade consulting and participates in negotiations. He is also a director and a member of the audit committees of both Midas, Inc. and Foot Locker, Inc. Mr. Gilbert serves on the board of directors of the Harlem Partnership Circle and he is non-executive chairman of the board of directors of Atlantic Mutual Companies. He is a permanent member of the Council on Foreign Relations.	United States

Timothy W. Gorman	Timothy W. Gorman was named Senior Vice President and Controller in January 2008. Prior to this appointment, he served as Vice President and Controller since May 2003, and Vice President, Planning and Reporting from August 1999 to May 2003.	United States

Jay S. Hulbert	Jay S. Hulbert was named Executive Vice President, Worldwide Supply Chain in January 2008. Prior to this appointment, he served as Senior Vice President, Supply Chain since December 2002.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Kenneth L. Johnsen	Mr. Johnsen was named Senior Vice President and Chief Information Officer in July 2001. From November 1997 to June 2001, he served as Chief of Information Technology.	United States

James R. Kackley*	James R. Kackley is President and Chief Operating Officer and a director of Orion Energy Systems, Inc., a Wisconsin-based manufacturer of industrial lighting. Mr. Kackley practiced as a public accountant for Arthur Andersen from 1963 to 1999. From 1974 to 1999, he was an audit partner for the firm, dealing with a substantial number of public and non-public companies. In addition, in 1998 and 1999, he served as Chief Financial Officer for Andersen Worldwide, then a professional services firm operating in more than 100 countries. From June 1999 to May 2002, Mr. Kackley served as an adjunct professor at the Kellstadt School of Management at DePaul University. Mr Kackley serves as a director, a member of the executive committee, the audit committee financial expert, and the audit committee chairman of Herman Miller, Inc., a Michigan-based manufacturer of office furniture. Mr. Kackley served as a director, a member of the nominating and governance committee, the audit committee financial expert, and a member of the audit committee of Ryerson, Inc. from March 2007 to October 2007. Previously, he served on the audit committees of Northwestern University and the Chicago Symphony Orchestra, not-for-profit corporations. He is currently a Life Trustee of Northwestern University and the Museum of Science and Industry (Chicago).	United States

Kenneth E. Keiser	Kenneth E. Keiser was named President and Chief Operating Officer in January 2002 with responsibilities for the global operations of PepsiAmericas, Inc.	United States

Matthew M. McKenna*	Matthew M. McKenna has served as President and Chief Executive Officer of Keep America Beautiful, Inc., a national nonprofit group that supports community improvement activities, since January 2008. From August 2001 to December 2007, he was Senior Vice President, Finance for PepsiCo. Previously he was Senior Vice President and Treasurer for PepsiCo. Prior to joining PepsiCo in 1993, he was a partner with the law firm of Winthrop, Stimson, Putnam & Roberts in New York. He serves on the Board of the Duke University Libraries and the Manhattan Theater Club, not-for-profit companies. He is also an adjunct professor at Fordham Business School and Fordham Law School. Mr. McKenna is also a director of Foot Locker, Inc.	United States

Robert C. Pohlad*	Robert C. Pohlad became Chief Executive Officer in November 2000, was named Vice Chairman in January 2001 and became our Chairman in January 2002. Mr. Pohlad served as Chairman, Chief Executive Officer and a director of the former PepsiAmericas prior to the 2000 merger of the former PepsiAmericas and Whitman Corporation, a position he had held since 1998. From 1987 to present, Mr. Pohlad has served as President of Pohlad Companies. He also serves as a Trustee of the University of Puget Sound in Tacoma, Washington and a member of the Dean’s Board of Visitors of the University of Minnesota Medical School.	United States

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Deborah E. Powell*	Deborah E. Powell is Associate Vice President for New Models of Education and Dean Emeritus of the Medical School, and a McKnight Presidential Leadership Chair, at the University of Minnesota. Dr. Powell is a board-certified surgical pathologist and medical educator with more than 30 years of experience in academic medicine. She received her medical degree from Tufts University School of Medicine. Dr. Powell served as the Vice Chair and Director of Diagnostic Pathology at the University of Kentucky in Lexington before being named Chair of the Department of Pathology and Laboratory Medicine at the same institution. In 1997, she was named Executive Dean and Vice Chancellor for Clinical Affairs at the University of Kansas School of Medicine. She came to Minnesota in the fall of 2002 to lead the University of Minnesota Medical School. She is past president of the United States and Canadian Academy of Pathology and the American Board of Pathology as well as past Chair of the Council of Deans of the Association of American Medical Colleges, and currently serves as Chair-elect of the Association of American Medical Colleges Board of Directors. She is a member of the Institute of Medicine of the National Academy of Sciences, and a member of the Scientific Management Review Board for the National Institutes of Health.	United States

James R. Rogers	James R. Rogers was named Executive Vice President, International in September 2004. Prior to this appointment, he served as Senior Vice President/General Manager of Central Europe since August 2000.	United States

Anne D. Sample	Anne D. Sample was named Executive Vice President, Human Resources in January 2008. Prior to this appointment, she served as Senior Vice President, Human Resources since May 2001.	United States

Andrew R. Stark	Andrew R. Stark was named Vice President and Treasurer in July 2002. Prior to his appointment, Mr. Stark served as Assistant Treasurer since August 1998.	United States

Alexander H. Ware	Alexander H. Ware was named Executive Vice President and Chief Financial Officer in March 2005. From January 2003 to March 2005, Mr. Ware had served as Senior Vice President, Planning and Corporate Development.	United States

INTERESTS OF CERTAIN PERSONS IN THE MERGER

PepsiCo and Metro

Except as otherwise set forth elsewhere in this proxy statement/prospectus: (a) none of PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PAS and its subsidiaries), beneficially owns or has a right to acquire any shares or any other securities of PAS; (b) none of PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PAS and its subsidiaries), has effected any transaction in the shares or any other securities of PAS during the past 60 days; (c) none of PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PAS and its subsidiaries), has any agreement, arrangement or understanding with any other person with respect to the shares or any other securities of PAS (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this proxy statement/prospectus, there have been no transactions between PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PAS and its subsidiaries), on the one hand, and PAS or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (e) during the two years before the date of this proxy statement/prospectus, there have been no contacts, negotiations or transactions between PepsiCo or Metro or, to the knowledge of PepsiCo or Metro, any executive officer, director, affiliate, associate or majority owned subsidiary of PepsiCo or Metro (other than PAS and its subsidiaries), on the one hand, and PAS or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

PAS

In considering the recommendation of PAS’ board of directors that PAS stockholders vote for approval of the proposal to adopt the merger agreement, PAS stockholders should be aware that PAS’ directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of PAS. PAS’ board of directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement and the transactions contemplated by the merger agreement. These interests relate to or arise from the following:

Options to Purchase Shares

As of the record date, six executive officers and directors of PAS who held options to purchase shares of PAS common stock held vested options to purchase an aggregate of approximately 507,363 shares of PAS common stock. There are no outstanding unvested options held by executive officers or directors. Each outstanding option to acquire PAS common stock granted under a PAS equity compensation plan or arrangement will be converted automatically at the effective time of the merger into a vested option to purchase PepsiCo common stock, on the same terms and conditions, except that:

•

the number of shares of PepsiCo common stock subject to the new PepsiCo option will be equal to the product of (a) the number of shares of PAS common stock subject to the PAS stock option and (b) the closing exchange ratio, rounded down to the nearest whole share; and

•

the exercise price per share of PepsiCo common stock subject to the new PepsiCo stock option will be equal to (a) the exercise price per share of PAS common stock under the PAS stock option divided by (b) the closing exchange ratio, rounded up to the nearest cent.

For purposes of the option conversion, in compliance with Section 409A of the Code, PepsiCo and PAS agreed that the closing exchange ratio will be equal to the quotient of (a) the closing price of a share of PAS common stock on the business day immediately before the merger divided by (b) the closing price of a share of PepsiCo common stock on the business day immediately before the merger.

Restricted Stock Awards

As of the record date, ten executive officers of PAS held restricted stock awards (“RSAs”) for approximately 1,219,483 shares of PAS common stock. The directors of PAS do not currently hold any RSAs in that the RSAs granted to PAS non-employee directors vest upon issuance. Pursuant to the terms of such awards, directors may not, however, sell such stock while they serve on PAS’ board of directors. The vesting of each outstanding RSA granted under a PAS equity compensation plan or arrangement, which represents an outstanding share of PAS common stock subject to vesting and forfeiture, will be accelerated upon the change in control. In particular, each outstanding RSA will be converted automatically at the effective time of the merger into the merger consideration, consisting of either 0.5022 of a share of PepsiCo common stock or $28.50 in cash, without interest, as validly elected by the holder of such RSA, subject to the same election and proration procedures as applicable to a holder of unrestricted PAS common stock and as described under “The Merger Agreement—Election Procedure” and “The Merger Agreement—Proration” beginning on pages 109 and 111 of this proxy statement/prospectus, respectively. The aggregate value of the 1,219,483 shares of PAS common stock that will accelerate due to the merger held by PAS’ ten executive officers who hold RSAs, is approximately $36 million based on an equivalent price per share of $29.49. Further details regarding such RSA holdings are set forth in the table below:

Name and Position	Restricted Stock Awards	Restricted Stock Award Value(1)
Robert C. Pohlad	310,005	$9,142,047
Chairman of the Board and Chief Executive Officer

Alexander H. Ware	171,195	$5,048,541
Executive Vice President and Chief Financial Officer

Kenneth E. Keiser	212,916	$6,278,893
President and Chief Operating Officer

G. Michael Durkin, Jr.	172,484	$5,086,553
Executive Vice President, U.S.

James R. Rogers	83,502	$2,462,474
Executive Vice President, International

Other Executive Officers (five persons)	269,381	$7,944,046

(1)	Values determined using $29.49 equivalent price per share based on 50% cash/50% stock split of merger consideration.

Change in Control Payments under Change in Control Severance Plans

The PAS Change in Control Severance Plan for Senior Executive Employees (the “PAS Senior Executive CIC Severance Plan”) provides payments and benefits for the seven most senior executive officers of PAS in the context of a change in control of PAS. The PAS Change in Control Severance Plan for Employees (the “PAS Employee CIC Severance Plan”) provides payments and benefits for PAS’ remaining executive officers in the context of a change in control of PAS.

Subsequent to adoption of the PAS Senior Executive CIC Severance Plan and the PAS Employee CIC Severance Plan by PAS, PepsiCo entered into a retention agreement with G. Michael Durkin, Jr. This retention agreement between PepsiCo and Mr. Durkin will become effective upon completion of the merger and, in exchange for this retention agreement, Mr. Durkin has waived any rights to severance payments or benefits under the PAS Senior Executive CIC Severance Plan or any other severance plans or agreements. The other senior executives of PAS will continue to participate in the PAS Senior Executive CIC Severance Plan or the PAS Employee CIC Severance Plan, as applicable. The retention agreement between PepsiCo and Mr. Durkin is described below beginning on page 163 of this proxy statements/prospectus. The following is a description of the PAS Senior Executive CIC Severance Plan and the PAS Employee CIC Severance Plan, as they apply to each of the executive officers, including Mr. Durkin.

An executive who is a participant in the PAS Senior Executive CIC Severance Plan will be entitled to certain severance payments and benefits if the executive’s employment is terminated under certain circumstances. The executive is entitled to those severance payments and benefits if, during the two-year period after a change in control, the executive is terminated without cause or resigns for good reason. “Good reason” under the PAS Senior Executive CIC Severance Plan is defined to mean:

•

a material diminution in the participant’s target total compensation (meaning base salary, annual bonus opportunity, and target long-term incentive compensation opportunity) other than pursuant to a reduction of total compensation for all salaried employees of PAS and its affiliates;

•	a material diminution in the participant’s base salary, other than pursuant to a reduction in the base salary for all salaried employees of PAS and its affiliates;

•

a material diminution in the participant’s authority, duties, titles, or responsibilities (including budget responsibilities), held by the participant immediately prior to the change in control or any assignment to the participant of duties or responsibilities that are materially inconsistent with the participant’s status, offices, titles, and reporting relationships as in effect immediately prior to the change in control; or

•

any change of the participant’s principal place of employment to a location more than thirty miles from the participant’s place of employment immediately prior to the change in control, or that increases the participant’s commuting time by forty-five minutes or more in either direction or a material increase in the participant’s travel obligations.

If terminated or separated from PAS under the circumstances set forth above, an executive who executes an irrevocable separation agreement would be entitled to the following severance payments and benefits under the PAS Senior Executive CIC Severance Plan:

•	for two years following the qualifying termination, a monthly amount equal to the participant’s base salary plus the participant’s monthly target bonus;

•

a pro-rated lump sum amount equal to the target bonus in the year of the qualifying termination multiplied by the payout percentage attributed to PAS’ forecasted (as determined by PAS from time to time) or actual, as applicable, full-year performance under the PAS Annual Incentive Plan (or equivalent) for the year in which the qualifying termination occurs;

•

for two years following the qualifying termination, medical, dental, life and long-term disability insurance coverage at the level provided to the participant immediately prior to the qualifying termination date;

•	outplacement services for up to one year with a maximum cost of $50,000 per participant; and

•	financial and tax planning services for the participant for the calendar year of the qualifying termination and for the next calendar year.

For purposes of Section 280G, payments under the PAS Senior Executive CIC Severance Plan will be reduced if the executive would receive a greater after tax benefit than would be payable if no reduction were to be made. The separation agreement also provides that the executive will not solicit any employee to leave PAS and for two years following termination, will not accept a position with The Coca-Cola Company or a bottling entity that sells Coca-Cola or Dr. Pepper Snapple Group licensed products that would cause him to have responsibilities related to operations where PAS operates.

An executive who is a participant in the PAS Employee CIC Severance Plan will be entitled to certain severance payments and benefits if the executive’s employment is terminated under certain circumstances. The executive is entitled to those severance payments and benefits if, during the two-year period after a change in control, the executive is terminated without cause or resigns for good reason. “Good reason” under the PAS Employee CIC Severance Plan, with reference to an executive’s voluntary qualifying termination, is defined to mean:

•

a material diminution in the participant’s target total compensation (meaning base salary, annual bonus opportunity, and target long-term incentive compensation opportunity) other than pursuant to a reduction of total compensation for all salaried employees of PAS and its affiliates;

•

a material diminution in the participant’s authority, duties, or responsibilities (including budget responsibilities), held by the participant immediately prior to the change in control or any assignment to the participant of duties or responsibilities that are materially inconsistent with the participant’s status or offices; or

•

any change of the participant’s principal place of employment to a location more than thirty miles from the participant’s place of employment immediately prior to the change in control, or that increases the participant’s commuting time by forty-five minutes or more in either direction.

If terminated or separated from PAS under the circumstances set forth above, an executive who executes a separation agreement would be entitled to the following severance payments and benefits under the PAS Employee CIC Severance Plan:

•	for eighteen months following the qualifying termination, a monthly amount equal to the participant’s base salary plus the participant’s monthly target bonus;

•

a pro-rated lump sum amount equal to the target bonus in the year of the qualifying termination multiplied by the payout percentage attributed to PAS’ forecasted (as determined by PAS from time to time) or actual, as applicable, full-year performance under the PAS Annual Incentive Plan (or equivalent) for the year in which the qualifying termination occurs;

•

for eighteen months following the qualifying termination, medical, dental, life and long-term disability insurance coverage at the level provided to the participant immediately prior to the qualifying termination date;

•	outplacement services for up to one year; and

•	financial and tax planning services for certain executives for the calendar year of the qualifying termination and for the next calendar year.

For purposes of Section 280G, in the event that an executive covered by the PAS Employee CIC Severance Plan would be subject to excise tax under Section 4999 of the Code as a result of any payment by PAS, the executive will receive an additional payment such that the executive is placed in the same after-tax position as if no excise tax had been imposed. If, however, the payments to the executive would not be subject to the excise tax under Section 4999 if the payments were reduced by no more than 5%, then the amounts payable to the executive under the PAS Employee CIC Severance Plan will be reduced to the maximum amount that could be paid to the executive without giving rise to the excise tax under Section 4999.

The separation agreement also provides that the executive will not solicit any employee to leave PAS and for 18 months following termination, will not accept a position with The Coca-Cola Company or a bottling entity that sells Coca-Cola or Dr. Pepper Snapple Group licensed products that would cause him to have responsibilities related to operations where PAS operates.

Upon the termination of an executive officer without cause, or resignation for good reason, following a change in control, the executive officers who participate in the PAS Senior Executive CIC Severance Plan or the PAS Employee CIC Severance Plan would be entitled to the following payments and benefits from PAS, assuming a termination date of December 31, 2009:

Name	Salary and Bonus Continuation	Target Bonus	Other Benefits(1)
Robert C. Pohlad	$3,419,268	$854,817	$16,800
Alexander H. Ware	1,662,336	381,888	76,664
Kenneth E. Keiser	2,492,763	607,212	76,664
G. Michael Durkin, Jr.(2)	1,950,000	475,000	76,664
James R. Rogers	1,262,258	270,484	76,664
Other Executive Officers (five persons)	3,721,459	812,485	239,514

(1)	Other benefits represent medical, dental, life and long-term disability insurance coverage, outplacement services, and financial and tax planning services.

(2)	PepsiCo entered into a retention agreement, dated October 26, 2009, with G. Michael Durkin, Jr., currently Executive Vice President, U.S., of PAS. The agreement becomes effective upon completion of the merger, and at that time Mr. Durkin will cease to participate in the PAS Senior Executive CIC Severance Plan described above. In exchange for this new PepsiCo retention agreement, Mr. Durkin has agreed to waive any rights to severance payments or benefits under the PAS Senior Executive CIC Severance Plan or any other severance plans or agreements.

Executive Deferred Compensation Plan and Supplemental Pension Plan

As a result of the merger, any profit sharing and matching contributions that are unvested under the PAS Salaried 401(k) Plan and the PAS Executive Deferred Compensation Plan immediately prior to the effective time of the merger will fully vest at the effective time of the merger. If an executive officer of PAS is involuntarily terminated or resigns for good reason within two years following the merger, the executive will receive six months after termination a lump sum distribution of the portion of his PAS Executive Deferred Compensation Plan account balance vested after December 31, 2004. In addition, if an executive officer is terminated for any reason within three years of the merger, the executive will receive six months after termination a lump sum distribution of the portion of his PAS Executive Deferred Compensation Plan account balance vested as of December 31, 2004 and will also receive immediately an enhanced lump sum payment from the PAS Supplemental Pension Plan. The enhanced lump sum payment from the PAS Supplemental Pension Plan is calculated by adding three years to the executive’s age at termination of employment. Lump sum payments under the PAS Executive Deferred Compensation Plan and lump sum payments under the PAS Supplemental Pension Plan for each executive officer of PAS are set forth in the table below.

Name	Lump Sum Executive Deferred Compensation Plan Payment(1)	Enhanced Supplemental Pension Plan Payment(2)
Robert C. Pohlad	$260,844	0
Alexander H. Ware	$1,075,700	$12,913
Kenneth E. Keiser	$1,686,835	0
G. Michael Durkin, Jr.	$1,554,376	$220,511
James R. Rogers	$1,378,201	$28,405
Other Executive Officers (five persons)	$3,627,059	$35,414

(1)	Values are as of December 31, 2009.
(2)	Values assume a termination date of December 31, 2009.

Deferred Compensation Plan for Directors

Upon a change in control, non-employee directors of PAS receive lump sum distributions of their entire account balances under the PAS Deferred Compensation Plan for Directors. The lump sum payments under the PAS Deferred Compensation Plan for each non-employee director of PAS are set forth in the table below:

Name	Lump Sum Director Deferred Compensation Plan Payment(1)
Herbert M. Baum	0
Richard G. Cline	0
Michael J. Corliss	0
Pierre S. du Pont	0
Archie R. Dykes	0
Jarobin Gilbert, Jr.	0
James R. Kackley	$205,280
Matthew M. McKenna	$152,788
Deborah E. Powell	$132,499

(1)	Values determined as of the record date using $29.49 equivalent price per share based on 50%-50% cash-stock split of merger consideration.

Payments to Non-Employee Directors

PAS’ board of directors, following the recommendation of its management resources and compensation committee, approved fee arrangements to compensate PAS’ non-employee directors for their services in connection with consideration and negotiation of the merger and the merger agreement. In particular, PAS’ board of directors, following the recommendation of its management resources and compensation committee, approved the members of PAS’ transactions committee receiving compensation consistent with service on the other committees of PAS’ board of directors; namely, the chairperson will receive a $15,000 retainer, the other committee members will receive a $5,000 retainer, and all committee members receive a fee of $1,000 per meeting. In addition, PAS’ board of directors, following the recommendation of its management resources and compensation committee, approved a one-time payment of $20,000 to each non-employee director in recognition of the substantial time and attention expended to deliberate and consider the merger and the merger agreement. Finally, PAS’ board of directors, following the recommendation of its management resources and compensation committee, approved a fee of $1,000 per meeting of PAS’ transactions committee that is attended by Mr. McKenna at the transactions committee’s invitation to compensate him for his time in consulting and advising PAS’ transactions committee in connection with the consideration and negotiation of the merger and the merger agreement.

Indemnification and Insurance

The merger agreement provides that PepsiCo will, (a) indemnify and hold harmless each present and former director and officer of PAS or any of its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger (including in connection with the merger agreement or the transactions contemplated thereby), to the fullest extent permitted under Delaware law or any other applicable law or provided under PAS’ restated certificate of incorporation or amended and restated bylaws (and PepsiCo or the surviving entity will also advance expenses as incurred to the fullest extent permitted under Delaware law), (b) for a period of six years after the effective time of the merger, cause to be maintained in effect provisions in the surviving entity’s certificate of incorporation and bylaws regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the merger agreement in PAS’ certificate of incorporation and bylaws, and (c) obtain and fully pay the premium for extension of (i) the directors’ and officers’ liability coverage of the existing PAS directors’ and officers’ insurance policies and (ii) the existing PAS’ fiduciary liability insurance policies, in each case with a claims reporting or discovery period of at least six years from the effective time of the merger from an insurance carrier with the same or better credit rating as PAS’ current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the existing policies of PAS with respect to matters existing or occurring at or prior to the effective time of the merger (including in connection with the merger agreement or the transactions or actions contemplated thereby), provided that PepsiCo is not obligated to pay premiums in excess of 250% of the amount per annum that PAS paid in its last full fiscal year.

Security Ownership of Directors and Executive Officers of PAS

Robert C. Pohlad, PAS’ Chairman and Chief Executive Officer, beneficially owns 12,986,919 shares of PAS common stock, representing approximately 10.4% of the outstanding shares of PAS common stock. See “Security Ownership of Certain Beneficial Owners and Management of PAS” beginning on page 182 of this proxy statement/prospectus.

In addition, Mr. Pohlad beneficially owns, directly and indirectly, 1,827,939 shares of PepsiCo common stock. Mr. McKenna, another director of PAS, holds options to purchase PepsiCo common stock as follows: a non-qualified option to purchase 77,210 shares at $39.750 per share; an option to purchase 438 shares at $47.250 per share; an option to purchase 385 shares at $53.750 per share; an option to purchase 360 shares at $57.500 per share; and an option to purchase 318 shares at $65.000 per share. With the exception of the option to purchase 318 shares, which will become exercisable in February 2010, all of the foregoing options are fully exercisable.

PAS Shareholder Agreements

On September 6, 2005, PAS entered into an amended and restated shareholder agreement with Pohlad Companies, Dakota Holdings, LLC and Robert C. Pohlad. Dakota Holdings is the beneficial owner of approximately 9.7% of PAS common stock as of August 28, 2009 and is under common control with Pohlad Companies. Mr. Pohlad, PAS’ Chairman and Chief Executive Officer, is the President and owner of one-third of the capital stock of Pohlad Companies. Under the agreement, the amount of outstanding PAS common stock that may be owned by Pohlad Companies, Dakota Holdings, LLC and Mr. Pohlad is not limited. However, any additional acquisition of PAS common stock by Mr. Pohlad, his affiliates or his family (excluding compensatory awards to Mr. Pohlad) requires approval of PAS’ affiliated transaction committee. The agreement specifies that, during its term, none of Robert C. Pohlad, his affiliates or his family may enter into any agreement or commitment with PepsiCo or its affiliates with respect to the holding, voting, acquisition or disposition of PAS common stock. Dakota Holdings, Pohlad Companies and Mr. Pohlad are considered by PAS to be related parties due to the nature of PAS’ relationships and Dakota Holdings’ ownership interest in PAS. See “Security Ownership of Certain Beneficial Owners and Management of PAS” beginning on page 182 of this proxy statement/prospectus. PAS has entered into transactions and agreements with Dakota Holdings and Pohlad Companies from time to time, and may enter into additional transactions and agreements with such parties in the future.

See also “Related Party Transactions—Second Amended and Restated Shareholder Agreement between PepsiCo and PAS” beginning on page 166 of this proxy statement/prospectus.

Robert C. Pohlad’s Participation on PepsiCo Advisory Board

On October 5, 2009, PepsiCo announced that it planned to establish a special advisory board upon completion of the merger in order to facilitate a smooth integration of the PAS and PBG bottling businesses. Robert C. Pohlad has agreed to serve as a member of the special advisory board, along with Eric J. Foss, PBG’s current chairman and CEO, Indra K. Nooyi, PepsiCo’s current chairman and CEO, and Craig E. Weatherup, PBG’s founding chairman and CEO. The special advisory board is expected to be in existence for at least the first 18 months following completion of the merger and to meet at least six times per year. For his services on the advisory board, Mr. Pohlad will receive compensation in the amount of $15,000 for each formal meeting in which he participates and will be reimbursed for all travel and related expenses for his attendance at these meetings.

PepsiCo Retention Agreement with G. Michael Durkin, Jr.

PepsiCo entered into a retention agreement, dated October 26, 2009, with G. Michael Durkin, Jr., currently Executive Vice President, U.S., of PAS. The agreement becomes effective upon completion of the merger, and at that time Mr. Durkin will cease to participate in the PAS Senior Executive CIC Severance Plan described above. In exchange for this new PepsiCo retention agreement, Mr. Durkin has agreed to waive any rights to severance payments or benefits under the PAS Senior Executive CIC Severance Plan or any other severance plans or agreements. Mr. Durkin’s PepsiCo retention agreement provides that, as of the completion of the merger, Mr. Durkin will serve as the President, North American Field Operations, of PepsiCo Bottling North America. PepsiCo Bottling North America, or PBNA, is the business unit that PepsiCo currently plans to form effective upon closing of the merger that will comprise all current PAS and PBG operations in the United States, Canada and Mexico.

On the first business day of the calendar quarter following completion of the merger, Mr. Durkin will receive a retention equity award of PepsiCo restricted stock units having an aggregate value of $3,000,000. Half of the retention equity award will vest on each of the first and second anniversaries of the grant date, subject to Mr. Durkin’s continued employment.

Mr. Durkin’s PepsiCo retention agreement provides that, effective upon completion of the merger, Mr. Durkin will be entitled to receive an annual base salary at a rate of not less than $500,000. Subject to his continued employment with PepsiCo, Mr. Durkin will be eligible to earn a target annual bonus equal to a specified percentage of his annual base salary—85% for 2010, 75% for 2011 and 65% for subsequent years—and a target premium bonus equal to 30% of his annual base salary for each year beginning with 2010. Mr. Durkin’s actual annual and premium bonuses will be based on attainment of performance goals established for each year by PepsiCo’s board of directors under PepsiCo’s incentive compensation plans applicable to its senior executives. Each premium bonus Mr. Durkin earns will vest and be paid out in three equal annual installments subject to Mr. Durkin’s continued employment. Mr. Durkin will also be eligible for annual equity awards with a target aggregate value of not less than $800,000 and with terms and conditions no less favorable than those provided to similarly situated PepsiCo executives. Mr. Durkin will receive under PepsiCo’s executive automobile program an annual cash allowance, currently $22,750, and will be entitled to financial and tax planning services during 2010 and for the preparation of his 2011 tax return.

Under the terms of his PepsiCo retention agreement, Mr. Durkin will be entitled to a special pension benefit determined based on the basic formula under the PBG Salaried Employees Retirement Plan without taking into account the annual compensation limits imposed by Sections 401(a)(17) and 415 of the Code. The calculation of Mr. Durkin’s special pension benefit will take into account his prior credited service with PepsiCo (approximately 17.9 years) and his future service with PepsiCo after completion of the merger and will take into account his earnings at PepsiCo and PAS for purposes of determining his highest average monthly earnings. In consideration for this special pension benefit, Mr. Durkin has waived his right to receive contributions or benefits under any other retirement plan that may be provided by PepsiCo or its subsidiaries after completion of the merger other than the right to make deferrals under the PAS Salaried 401(k) Plan and the PAS Executive Deferred Compensation Plan or successor plans and the right to receive company matching contributions thereunder.

In the event of a termination of Mr. Durkin’s employment by PepsiCo without cause, by Mr. Durkin for good reason or as a result of his death or disability prior to the second anniversary of the grant date of the retention equity award described above, any portion of the retention equity award that has not already vested will immediately vest. Under Mr. Durkin’s PepsiCo retention agreement, “good reason” is defined as:

•

a material reduction in Mr. Durkin’s target total base compensation (consisting of annual base salary, target annual bonus and target premium bonus) other than a reduction that is generally applicable on the same basis to all similarly situated executives of PepsiCo;

•	a material reduction in Mr. Durkin’s annual base salary, other than a reduction that is generally applicable on the same basis to all similarly situated executives of PepsiCo;

•

a failure of PepsiCo to pay Mr. Durkin any compensation when due, other than an inadvertent and isolated failure not occurring in bad faith that is remedied within ten days after receipt of notice thereof given by the executive;

•

delivery by PepsiCo of a written notice to Mr. Durkin relating to the termination of the executive’s employment for any reason, other than cause or disability; or a failure by PepsiCo to require any successor to all or substantially all of the business or assets of PepsiCo to assume and agree to perform the agreement in the same manner and to the same extent that PepsiCo would have been required to perform it if no such succession had taken place.

If Mr. Durkin’s employment is terminated by PepsiCo without cause after the second anniversary of the grant date of the retention equity award, Mr. Durkin will be treated by PepsiCo with respect to severance in a manner consistent with other similarly situated PepsiCo executives at that time.

For purposes of Section 280G of the Code, payments under Mr. Durkin’s PepsiCo retention agreement will be reduced if he would receive a greater after-tax benefit than would be payable if no reduction were to be made.

To the extent necessary to avoid taxes or penalties under Section 409A of the Code, payments to Mr. Durkin will be subject to a six month delay on payment.

Mr. Durkin’s PepsiCo retention agreement also provides that, for two years following termination if termination occurs on or before the second anniversary of the grant date of the retention equity award, or one year following termination if termination occurs after the second anniversary of such grant date, he will not compete with the PBNA business, solicit or hire any employee of PepsiCo or its affiliates, solicit any customer or prospective customer of PepsiCo or its affiliates or interfere with any relationship between PepsiCo and its affiliates and customers or prospective customers of PepsiCo and its affiliates.

James R. Rogers’ Position with PBNA

As of completion of the merger, James R. Rogers, who currently is Executive Vice President, International, of PAS, will serve as Senior Vice President of Global Bottling Capabilities and Best Practices of PBNA.

RELATED PARTY TRANSACTIONS

Background of PepsiCo and its Subsidiaries’ Beneficial Ownership of Shares

In May 1999, PepsiCo combined certain of its bottling operations with Whitman Corporation, retaining a non-controlling ownership interest of approximately 38.7%. In October 1999, PepsiCo formed a business venture with Pohlad Companies, through which PepsiCo retained a non-controlling ownership interest of approximately 24% in the former PepsiAmericas, Inc. In November 2000, Whitman Corporation merged with the former PepsiAmericas, Inc., and in January 2001, the combined bottler changed its name to PepsiAmericas, Inc. After that merger, PepsiCo owned approximately 36.8% of the outstanding shares of PAS common stock. As of the date of this proxy statement/prospectus, PepsiCo or its subsidiaries collectively own approximately 43.3% of the outstanding shares of PAS common stock.

Second Amended and Restated Shareholder Agreement between PepsiCo and PAS

In September 2005, PAS entered into a second amended and restated shareholder agreement with PepsiCo, which provides that PepsiCo and its affiliates may not own more than 49% of PAS’ outstanding common stock. Any acquisitions by PepsiCo that would cause the maximum ownership percentage to be exceeded require the consent of either a majority of the directors of PAS not affiliated with PepsiCo or the shareholders of PAS not affiliated with PepsiCo, or must be made pursuant to an offer for all outstanding shares of PAS common stock at a price meeting specific minimum-price criteria. The second amended and restated shareholder agreement specifies that, during its term, none of PepsiCo or its affiliates may enter into any agreement or commitment with Robert C. Pohlad, his affiliates or his family with respect to the holding, voting, acquisition or disposition of PAS common stock. The second amended and restated shareholder agreement also restricts transfers by PepsiCo and its affiliates that would result in a third party unaffiliated with PepsiCo owning greater than 20% of the outstanding shares of PAS common stock. Notwithstanding the above, the second amended and restated shareholder agreement permits the occurrence of certain “Permitted Acquisitions.” The merger, the merger agreement and the transactions contemplated by the merger agreement represent such a “Permitted Acquisition.”

Commercial Relationships

PAS conducts its business primarily under franchise agreements with PepsiCo for a variety of PepsiCo brands. These franchise agreements give PAS the exclusive right to manufacture, sell and distribute PepsiCo beverages, and to use the related PepsiCo tradenames and trademarks in specified territories. PAS accounts for approximately 19% of all PepsiCo beverage products sold by bottlers in the United States.

While PAS manages all phases of its operations, including pricing of its products, PAS and PepsiCo exchange production, marketing and distribution information, which benefits both companies’ respective efforts to lower costs, improve quality and productivity and increase product sales. PAS has a significant ongoing relationship with PepsiCo and has entered into a number of significant transactions and agreements with PepsiCo. PAS purchases concentrate from PepsiCo, pays royalties related to Aquafina products, and manufactures, sells and distributes cola and non-cola beverages under various bottling and fountain syrup agreements with PepsiCo. These agreements give PAS the right to manufacture, sell and distribute beverage products of PepsiCo in both bottles and cans, as well as fountain syrup in specified territories. PepsiCo has the right under these agreements to set prices of beverage concentrate, as well as the terms of payment and other terms and conditions under which PAS purchases such concentrate. Further, pursuant to the Master Bottling Agreement under which PAS manufactures, packages, sells and distributes cola and non-cola beverages bearing the Pepsi-Cola and Pepsi trademarks, PAS is required to present certain business and financial plans to PepsiCo on an annual basis. PepsiCo is entitled to terminate the Master Bottling Agreement upon the occurrence of certain events including, among others, if any person or group of persons, without PepsiCo’s consent, acquires the right of beneficial ownership of more than 15% of any class of voting securities of PAS and that person or group of persons does not terminate that ownership within 30 days. In addition, PAS obtains various services from PepsiCo, including procurement of raw materials and certain administrative services.

PAS also purchases finished beverage and snack food products from PepsiCo, as well as products from certain affiliates of PepsiCo. Other significant transactions and agreements with PepsiCo include arrangements for marketing, promotional and advertising support, manufacturing services related to PepsiCo’s national account customers and a joint venture for Sandora, the leading juice company in Ukraine in which PAS holds a 60% interest and PepsiCo holds the remaining 40% interest.

Other Transactions

PAS has also entered into various transactions with joint ventures in which PepsiCo holds an equity interest. In particular, PAS purchases tea concentrate and finished beverage products from the Pepsi/Lipton Tea Partnership, a joint venture between PepsiCo and Unilever, in which PepsiCo holds a 50% interest, and finished beverage products from the North American Coffee Partnership, a joint venture between PepsiCo and Starbucks in which PepsiCo holds a 50% interest. Total amounts paid or payable to the Pepsi/Lipton Tea Partnership by PAS were approximately $94.7 million and $102.4 million during 2008 and 2007, respectively. Total amounts paid or payable to the North American Coffee Partnership by PAS were approximately $60.2 million and $61.9 million during 2008 and 2007, respectively. These amounts are included in PAS’ purchases of finished beverage products.

PAS’ consolidated statement of income includes the following income and (expense) transactions with PepsiCo, which includes transactions with the Pepsi/Lipton Tea Partnership and the North American Coffee Partnership(1):

	2008	2007
	(in millions)
Net sales:
Bottler incentives	$34.7	$32.9
Manufacturing and national account services	230.9	223.5

	$265.6	$256.4

Cost of goods sold:
Purchases of concentrate	$(935.1)	$(896.5)
Purchases of finished beverage products	(232.8)	(211.4)
Purchases of finished snack food products	(26.7)	(17.6)
Bottler incentives	190.3	180.7
Aquafina royalty fees	(46.6)	(54.3)
Procurement services	(4.1)	(3.9)

	$(1,055.0)	$(1,003.0)

Selling, delivery and administrative expenses:
Bottler incentives	$23.7	$17.6
Purchases of advertising materials	(2.5)	(2.0)

	$21.2	$15.6

(1)	Data in table shown as of PAS’ fiscal years ended January 3, 2009 and December 29, 2007. PepsiCo’s fiscal years are the years ended December 27, 2008 and December 29, 2007.

Transactions with Bottlers in Which PepsiCo Holds an Equity Interest

PAS sells finished beverage products to other bottlers in which PepsiCo owns an equity interest, including PBG. These sales occur in instances where the proximity of PAS’ production facilities to the other bottlers’ markets or lack of manufacturing capability, as well as other economic considerations, make it more efficient or desirable for the other bottlers to buy finished product from PAS. PAS’ sales to such other bottlers, not included in the table above, were approximately $211 million and $213 million in fiscal years 2008 and 2007, respectively. PAS’ purchases from such other bottlers, not included in the table above, were $0.5 million and $0.3 million in fiscal years 2008 and 2007 respectively.

DESCRIPTION OF PEPSICO CAPITAL STOCK

The following description of the terms of PepsiCo’s capital stock is a summary only and is qualified by reference to the relevant provisions of North Carolina law and the PepsiCo amended and restated articles of incorporation and bylaws. Copies of the PepsiCo amended and restated articles of incorporation and bylaws are incorporated by reference and will be sent to holders of shares of PAS common stock upon request. See “Where You Can Find More Information” beginning on page 188 of this proxy statement/prospectus.

Authorized and Issued PepsiCo Stock

Under the PepsiCo amended and restated articles of incorporation, PepsiCo’s authorized common stock consists of 3,600,000,000 shares of common stock, 1 2/3 cents par value, and PepsiCo’s authorized convertible preferred stock consists of 3,000,000 shares of convertible preferred stock, no par value. As of January 4, 2010, there were 1,565,363,098 shares of common stock issued and outstanding, and there were 243,553 shares of convertible preferred stock issued and outstanding. Additional shares of PepsiCo’s existing authorized common stock are expected to be issued by PepsiCo in connection with the stock component of the merger consideration payable to PAS stockholders in the merger and to PBG stockholders in the PBG merger.

PepsiCo Common Stock

PepsiCo Common Stock Outstanding. The outstanding shares of PepsiCo common stock are, and the shares of PepsiCo common stock to be issued pursuant to the merger will be, duly authorized, validly issued, fully paid and non-assessable.

Voting Rights. Each holder of a share of PepsiCo common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights. Holders of PepsiCo common stock are entitled to receive dividends as may be declared from time to time by PepsiCo’s board of directors out of funds legally available therefor.

Rights Upon Liquidation. Holders of PepsiCo common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of PepsiCo in all remaining assets available for distribution to stockholders after payment or providing for PepsiCo’s liabilities and the liquidation preference of any outstanding PepsiCo convertible preferred stock.

Preemptive Rights. Holders of PepsiCo common stock do not have the right to subscribe for, purchase or receive new or additional capital stock or other securities.

PepsiCo Convertible Preferred Stock

As of January 4, 2010, there were 243,553 shares of convertible preferred stock issued and outstanding, which were held of record by 1,986 stockholders. The convertible preferred stock was issued, in connection with PepsiCo’s merger with the Quaker Oats Company, to Fidelity Trust Management Co., as trustee of the Quaker 401(k) plans for hourly and salaried employees, which subsequently merged into the PepsiCo 401(k) Plan for Salaried Employees and the PepsiCo 401(k) Plan for Hourly Employees. These shares are held in the Employee Stock Option Plan (the “PepsiCo ESOP”). If the shares of convertible preferred stock are transferred to any person other than a successor trustee, the shares of convertible preferred stock will automatically convert into shares of common stock.

Dividends. Subject to the rights of the holders of any PepsiCo stock ranking senior to the PepsiCo convertible preferred stock, holders of the PepsiCo convertible preferred stock are entitled to receive cumulative cash dividends when, as and if declared by the PepsiCo board of directors. Dividends of $5.46 per share per year accrue on a daily basis, payable quarterly in arrears on the fifteenth of January, April, July and October of each year to holders of record at the start of business on that dividend payment date.

Ranking. The convertible preferred stock ranks ahead of PepsiCo common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of PepsiCo. So long as any shares of PepsiCo convertible preferred stock are outstanding, no dividend will be declared, paid or set apart for payment on any other series of stock of the same rank, unless dividends on the PepsiCo convertible preferred stock are declared, paid or set apart for payment. If full cumulative dividends on the PepsiCo convertible preferred stock have not been paid, PepsiCo will not pay any dividends or make any other distributions on any other class of stock or series of PepsiCo stock ranking junior until full cumulative dividends on the PepsiCo convertible preferred stock have been paid.

Voting Rights. Each holder of a share of convertible preferred stock is entitled to vote as one voting group with the holders of PepsiCo common stock on all matters submitted to stockholders. Each holder of a share of PepsiCo convertible preferred stock is entitled to a number of votes equivalent to the number of shares of PepsiCo common stock into which such share of PepsiCo convertible preferred stock could be converted on the relevant record date, rounded to the nearest one-tenth of a vote. Whenever the conversion price is adjusted for dilution, the voting rights of the PepsiCo convertible preferred stock will be similarly adjusted.

Except as otherwise required by law or PepsiCo’s amended and restated articles of incorporation, holders of the PepsiCo convertible preferred stock do not have any special voting rights and their consent is not required, except to the extent that they are entitled to vote with the holders of the PepsiCo common stock, for the taking of any corporate action. PepsiCo’s amended and restated articles of incorporation provide that the approval of at least two-thirds of the outstanding shares of the PepsiCo convertible preferred stock, voting separately as one voting group, is required to adopt any alteration, amendment or repeal of any provision of PepsiCo’s amended and restated articles of incorporation, if such alteration, amendment or repeal would adversely affect the rights, powers or preferences of the shares of PepsiCo convertible preferred stock.

Rights Upon Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of PepsiCo, subject to the rights of the holders of any of PepsiCo’s stock ranking senior to or on parity with the convertible preferred stock, the holders of the PepsiCo convertible preferred stock are entitled to receive, before any distribution is made to the holders of PepsiCo’s common stock or any other series of stock ranking junior, a liquidation preference in the amount of $78.00 per share, plus accrued and unpaid dividends. If the amounts payable with respect to the PepsiCo convertible preferred stock and any other stock of the same rank are not paid in full, the holders of the PepsiCo convertible preferred stock and any stock of equal rank will share pro rata in any distribution of assets. After payment of the full amount to which they are entitled, the holders of shares of PepsiCo convertible preferred stock will not be entitled to any further right or claim to any of the remaining assets of PepsiCo.

Neither the merger or consolidation nor the sale or other transfer of all or any portion of the assets of PepsiCo will be deemed to be a dissolution, liquidation or winding up of the affairs of PepsiCo, but the holders of PepsiCo convertible preferred stock will nevertheless be entitled to the rights as described under “—Consolidation or Merger” beginning on page 170 of this proxy statement/prospectus.

Mandatory Redemption by PepsiCo. PepsiCo must redeem the PepsiCo convertible preferred stock upon termination of the PepsiCo ESOP in accordance with the PepsiCo ESOP’s terms. PepsiCo will redeem all then outstanding shares of PepsiCo convertible preferred stock for an amount equal to the greater of $78.00 per share plus accrued and unpaid dividends or the fair market value of the shares of PepsiCo convertible preferred stock. PepsiCo, at its option, may make payment in cash or in shares of PepsiCo common stock (such shares to be valued for such purpose at their fair market value) or in a combination of shares and cash.

Optional Redemption by the Holders of PepsiCo Convertible Preferred Stock. Holders of the PepsiCo convertible preferred stock may elect to redeem their shares if PepsiCo enters into any consolidation or merger or similar business combination in which PepsiCo exchanges its common stock for property other than qualifying employer securities, as described below. Upon notice from PepsiCo of the agreement and the material terms of the transaction, each holder of PepsiCo convertible preferred stock will have the right to elect, by written notice to PepsiCo, to receive a cash payment upon consummation of the transaction equal to the greater of the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed or $78.00 per share plus accrued and unpaid dividends.

Additionally, holders of the PepsiCo convertible preferred stock may redeem their shares, upon certification to PepsiCo, as follows:

•

when and to the extent necessary for that holder to provide for distributions required to be made to participants under, or to satisfy an investment election provided to participants in accordance with, the Quaker ESOP, in which case, the redemption price will be the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed; or

•

when and to the extent necessary for such holder to make any payments of principal, interest or premium due and payable under (a) any loan agreement between the Quaker ESOP trustee and the lenders, (b) any refinancing of or substitution for the foregoing, or (c) any other indebtedness incurred by the holder for the benefit of the Quaker ESOP, and in the case of each of (a), (b) and (c), the redemption price will be the greater of the fair market value of the shares of PepsiCo convertible preferred stock to be so redeemed or $78.00 per share plus accrued and unpaid dividends.

Once shares of PepsiCo convertible preferred stock are called for redemption, dividends will cease to accrue on those shares, those shares will no longer be deemed to be outstanding and all rights in respect of those shares will cease, except the right to receive the redemption price. If less than all of the outstanding shares of PepsiCo convertible preferred stock are to be redeemed, PepsiCo will either redeem a portion of the shares of each holder pro rata or will select the shares to be redeemed by lot, at the election of the PepsiCo board of directors.

Conversion Rights. On or prior to any date fixed for redemption, holders of PepsiCo convertible preferred stock may elect to convert any or all of their shares into shares of PepsiCo common stock at a conversion rate per share equal to the ratio of: (i) $78.00 to (ii) $15.7180, which amount, in the case of (ii), shall be subject to adjustment for dilution. In respect of any shares of PepsiCo convertible preferred stock to be converted by the holder into shares of PepsiCo common stock, PepsiCo will not be obligated to pay any declared dividends if the applicable dividend payment date for such dividend is subsequent to the effective date of conversion of such shares. Cash will be paid in lieu of fractional shares of PepsiCo common stock. PepsiCo is required to reserve and keep available out of its authorized and unissued common stock, solely for the purpose of issuance on conversion of shares of PepsiCo convertible preferred stock, the number of shares of PepsiCo common stock as is issuable upon conversion of all of the shares of PepsiCo convertible preferred stock.

Consolidation or Merger. If PepsiCo consummates a consolidation or merger or similar business combination in which the outstanding shares of PepsiCo common stock are exchanged solely for, or converted solely into, stock that constitutes “employer securities” within the meaning of Section 409(l) of the Code, and “qualifying employer securities” within the meaning of Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended, then the shares of PepsiCo convertible preferred stock of that holder will be converted into and exchanged for preferred stock of the issuer of such securities. Insofar as is possible, the preferred stock will have the same powers, preferences and rights that the PepsiCo convertible preferred stock had immediately prior to such transaction.

If PepsiCo consummates a consolidation or merger or similar business combination in which the outstanding shares of PepsiCo common stock are exchanged solely for or converted into other stock or securities or cash or any other property, or any combination, other than any consideration which is constituted solely of qualifying employer securities, then the outstanding shares of PepsiCo convertible preferred stock will be deemed to have been automatically converted immediately prior to the completion of such transaction into the number of shares of PepsiCo common stock into which such shares of PepsiCo convertible preferred stock could have been converted at such time. Each share of PepsiCo convertible preferred stock will be converted into or exchanged for the aggregate amount of stock, securities, cash or other property receivable by a holder of the number of shares of PepsiCo common stock into which such shares of PepsiCo convertible preferred stock could have been converted immediately prior to such transaction. Under these circumstances, each holder would have the right to redeem the PepsiCo convertible preferred stock as described under “—Optional Redemption by the Holders of PepsiCo Convertible Preferred Stock” beginning on page 169 of this proxy statement/prospectus.

The convertible preferred stock ranks senior to the PepsiCo common stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up of PepsiCo.

Preemptive Rights. Holders of the PepsiCo convertible preferred stock do not have the right to subscribe for, purchase or receive new or additional capital stock or other securities.

Transfer Agent and Registrar

The Bank of New York Mellon is the transfer agent and registrar for PepsiCo common stock and PepsiCo convertible preferred stock.

Stock Exchange Listing

It is a condition to the merger that the shares of PepsiCo common stock issuable in the merger be approved for listing on the New York Stock Exchange, subject to official notice of issuance. If the merger is completed, PAS common stock will cease to be listed on any stock exchange and will be deregistered under the Exchange Act.

COMPARATIVE RIGHTS OF STOCKHOLDERS

The rights of PAS stockholders are currently governed by Delaware law and PAS’ restated certificate of incorporation and amended and restated bylaws. The rights of PepsiCo stockholders are currently governed by North Carolina law and the PepsiCo amended and restated articles of incorporation and bylaws. Following completion of the merger, the rights of PAS stockholders who become stockholders of PepsiCo in the merger will be governed by North Carolina law and the PepsiCo amended and restated articles of incorporation and bylaws.

The following discussion summarizes the material differences between the current rights of PAS stockholders and the rights they will have as PepsiCo stockholders if they receive PepsiCo common stock in the merger but does not purport to be a complete statement of all such differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following comparison of stockholders’ rights is necessarily a summary and is not intended to be complete or to identify all differences that may, under given situations, be material to PAS stockholders. This summary is qualified in its entirety by reference to Delaware law, North Carolina law, PAS’ restated certificate of incorporation and amended and restated bylaws and PepsiCo’s amended and restated articles of incorporation and bylaws.

Authorized Capital Stock

PepsiCo. PepsiCo’s authorized capital stock consists of 3,600,000,000 shares of common stock, par value 1 2/3 cents per share, and 3,000,000 shares of convertible preferred stock, without par value.

PAS. The authorized capital stock of PAS consists of 362,500,000 shares of all classes of stock, of which 350,000,000 shares are authorized as common stock, par value $0.01 per share, and 12,500,000 shares are authorized as preferred stock, par value $0.01 per share. PAS’ restated certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The board of directors is authorized to fix by resolution(s) the voting rights, if any, designations, powers, preferences and the relative participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, of any unissued series of preferred stock; and to fix by such resolution(s) the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). PAS’ restated certificate of incorporation designates 3,500,000 shares of the preferred stock as Series A Junior Participating Preferred Stock, subject to increase or decrease by resolution of PAS’ board of directors. The number of authorized shares of Series A Junior Participating Preferred Stock is currently set pursuant to resolution at 2,000,000 shares. As of January 8, 2010, the most recent practicable date prior to the date of this proxy statement/prospectus, 124,739,862 shares of PAS common stock (of which 54,004,000 were held by PepsiCo or its subsidiaries) were issued and outstanding, including 3,111,197 shares underlying RSAs, and no shares of PAS Series A Junior Participating Preferred Stock were issued and outstanding.

Voting Rights

PepsiCo. Each holder of PepsiCo common stock is entitled to one vote per share of PepsiCo common stock. Each holder of PepsiCo convertible preferred stock is entitled to a number of votes equivalent to the number of shares of PepsiCo common stock into which such shares of PepsiCo convertible preferred stock could be converted as of the applicable record date, rounded to the nearest one-tenth of a vote. Each share of PepsiCo convertible preferred stock is convertible into 4.9625 shares of PepsiCo common stock, subject to adjustment for dilution. See “Description of PepsiCo Capital Stock—PepsiCo Convertible Preferred Stock” beginning on page 168 of this proxy statement/prospectus for further detail regarding the PepsiCo convertible preferred stock.

Each holder of PepsiCo convertible preferred stock is entitled to vote on all matters submitted to a vote of the stockholders of PepsiCo, voting together with the holders of common stock as a single voting group. Except as otherwise required by law or PepsiCo’s amended and restated articles of incorporation, holders of the PepsiCo convertible preferred stock do not have any special voting rights and their consent is not required, except to the extent that they are entitled to vote with the holders of the PepsiCo common stock, for the taking of any corporate action. PepsiCo’s amended and restated articles of incorporation provide that the approval of at least two-thirds of the outstanding shares of the PepsiCo convertible preferred stock, voting separately as a voting group, is required to adopt any alteration, amendment or repeal of any provision of PepsiCo’s amended and restated articles of incorporation, if such alteration, amendment or repeal would adversely affect the rights, powers or preferences of the shares of PepsiCo convertible preferred stock.

PAS. Each holder of record of shares of PAS common stock is entitled to one vote for each share of PAS common stock standing in his name on the books of PAS. Subject to the provision for adjustment set forth in the restated certificate of incorporation, each share of Series A Junior Participating Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of PAS stockholders. The holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of common stock and any other capital stock of PAS having general voting rights vote together as one class on all matters submitted to a vote of stockholders unless otherwise required by law or by PAS’ amended and restated certificate of incorporation, by a certificate of designation of the Company, or by resolutions providing for the issue of any series of preferred stock.

Cumulative Voting

PepsiCo. As a “public corporation” under applicable North Carolina law and under PepsiCo’s amended and restated articles of incorporation, PepsiCo stockholders do not have the right to cumulate their vote for the election of directors.

PAS. Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless that right is granted in the certificate of incorporation of the corporation. PAS’ restated certificate of incorporation does not provide for cumulative voting.

Dividends

PepsiCo. North Carolina law generally provides that a corporation may make distributions to its stockholders unless (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of stockholders whose preferential rights are superior to those receiving the distribution.

Subject to the rights of the holders of any PepsiCo stock ranking senior to the PepsiCo convertible preferred stock, holders of the PepsiCo convertible preferred stock are entitled to receive cumulative cash dividends when, as and if declared by the PepsiCo board of directors. Dividends of $5.46 per share per year accrue on a daily basis, payable quarterly in arrears on the fifteenth of January, April, July and October of each year to holders of record of PepsiCo convertible preferred stock at the start of business on that dividend payment date.

PAS. Delaware law provides that a corporation may declare and pay dividends upon the shares of its capital stock either (1) out of its surplus, or (2) in the case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

PAS’ restated certificate of incorporation provides that, subject to any rights or preferences of holders of preferred stock, holders of common stock shall be entitled to receive such dividends as from time to time may be declared on PAS common stock by the board of directors.

In respect of PAS’ Series A Junior Participating Preferred Stock, PAS’ restated certificate of incorporation provides that holders thereof are entitled to receive, when and as declared by PAS’ board of directors out of funds legally available for such purpose, cumulative dividends payable in cash, commencing on the first quarterly dividend payment date after the first issuance of a share or fraction of a share of Series A Junior

Participating Preferred Stock, in an amount per share equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment set forth in the restated certificate of incorporation, 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of PAS common stock or a subdivision of the outstanding shares of PAS common stock, declared on PAS common stock since the immediately preceding quarterly dividend payment date or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock.

Size of Board of Directors

PepsiCo. Under PepsiCo’s amended and restated bylaws, the board of directors is to consist of 14 directors, which number may be increased or decreased to any number not less than 3 by resolution adopted by three-fourths of the full board of directors. PepsiCo currently has 13 directors. PepsiCo does not have a classified board of directors. The PepsiCo bylaws require that all directors be elected at an annual meeting of PepsiCo stockholders, except when filling a vacancy on the board of directors as further explained below.

PAS. PAS’ bylaws provide that PAS’ board of directors shall fix the number of directors but that in no event shall the number of directors be less than three. The size of PAS’ board of directors is currently set pursuant to resolution at 10 directors. PAS has a single class of directors.

Removal of Directors and Filling Vacancies on the Board of Directors

PepsiCo. The PepsiCo amended and restated bylaws provide that PepsiCo directors may be removed from office at any time, with or without cause, by a vote of the stockholders entitled to vote at a special meeting of the stockholders called for that purpose if the number of votes cast to remove such director exceeds the number cast not to remove the director. The vacancy caused by such removal may be filled by the stockholders at such meeting or, if not filled at such meeting, by a majority of the board of directors then in office, though less than a quorum.

Any vacancy occurring on the PepsiCo board of directors other than a vacancy caused by removal and filled by stockholders as described above and including a vacancy resulting from an increase in the number of directors, may be filled by a vote of the majority of the board of directors then in office, although less than a quorum, or by stockholders at the next annual meeting or any special meeting called for that purpose. The directors so chosen to fill vacancies shall hold office until the next annual meeting for the election of directors and until his or her successor shall be duly elected and qualified.

PAS. The stockholders of PAS may remove one or more directors from office, with or without cause, by the affirmative vote of a majority of the votes of the issued and outstanding stock entitled to vote for the election of directors of PAS given at a special meeting of stockholders called and held for such purpose.

Delaware law provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, though less than a quorum, unless the certificate of incorporation or bylaws of a corporation provide otherwise.

PAS’ bylaws provide that vacancies or newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until their successors are duly elected and shall qualify. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any stockholder or holder or holders of at least 10% of the votes of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Except as otherwise provided in the bylaws, when one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the relevant vote to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as in the filling of other vacancies.

Special Meetings of Stockholders

PepsiCo. PepsiCo’s amended and restated bylaws provide that special meetings of stockholders may be called at any time by the Chairman of the board of directors or by resolution of the board, and shall be called by the Secretary upon the written request of the stockholders owning a majority of shares of the outstanding common stock and entitled to vote at such meeting. Such meeting shall be held at the time and place fixed by the Chairman of the board of directors, if called by the Chairman, or by resolution of the board, if called by the board. Any meeting called by stockholders shall be held at the principal office of PepsiCo within 90 days from the receipt by the Secretary of such request.

PAS. PAS’ bylaws provide that special meetings of the stockholders may be called by the Chairman and shall be called by him or by the Secretary at the request of (i) a majority of PAS’ board of directors or (ii) any stockholder which, individually or together with any other entity in which such stockholder has a 20% or greater equity or other ownership interest, owns 20% or more of the issued and outstanding securities of PAS entitled to vote generally in the election of directors. Special meetings may be held at such time and place and for such purposes as shall be stated in the notice issued by the Chairman or the Secretary calling the meeting, provided that in the case of a special meeting requested by a stockholder, such special meeting shall take place not later than 70 days from the date of receipt of proper notice from such stockholder requesting the meeting.

Notice of Stockholder Proposals and Nominations of Director Candidates by Stockholders

PepsiCo. PepsiCo’s amended and restated bylaws provide that a stockholder wishing to bring business before the annual stockholders’ meeting, including nominations for the election of directors (which may be made by any stockholder entitled to vote for the election of directors) must provide written notice to be received by the Secretary of PepsiCo at the principal office of the corporation. The notice must be received not earlier than 120 days and not later than 90 days prior to the first anniversary of the preceding year’s annual meeting (subject to adjustment if the annual meeting date changes significantly from the prior year’s). The notice must contain certain specific information as to each person whom such stockholder proposes to nominate for election or reelection as a director, as set forth in PepsiCo’s amended and restated bylaws and including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected. Such a proposal must also be provided by PepsiCo stockholders requesting a special meeting.

PAS. PAS’ bylaws provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders, or to propose business for consideration at an annual meeting of stockholders, the stockholder must generally notify PAS in writing at the principal executive office of PAS not later than the close of business on the 60th day nor earlier than the 90th day prior to the meeting or not later than the close of business on the tenth day following the first public disclosure of the date of such meeting if stockholders are given less than 70 days’ notice.

Preemptive Rights

PepsiCo. Under applicable North Carolina law and the PepsiCo amended and restated articles of incorporation, PepsiCo stockholders do not have preemptive rights.

PAS. Under Delaware law, no stockholder shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock unless, and except to the extent that, such right is expressly granted to such stockholder in the certificate of incorporation. PAS’ amended and restated certificate of incorporation provides that no holder of any shares of PAS shall have any preemptive right to subscribe for or to purchase any shares or other securities of PAS.

Stockholder Action Without a Meeting

PepsiCo. Under North Carolina law, any stockholder action can be taken without a meeting only upon written consent of all of the stockholders entitled to vote.

PAS. Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing setting forth the action so taken is signed by the holders of the outstanding stock having not less than the minimum number of votes necessary to authorize the action at a meeting of stockholders. PAS’ restated certificate of incorporation does not permit action by written consent of PAS stockholders.

Amendments to Articles of Incorporation or Certificate of Incorporation

PepsiCo. In general, any amendment to PepsiCo’s articles of incorporation must be adopted by the board of directors and approved by the affirmative vote of a majority of outstanding shares entitled to vote thereon. The approval of at least two-thirds of the outstanding shares of the PepsiCo convertible preferred stock, voting separately as a voting group, is required to adopt any alteration, amendment or repeal of any provision of PepsiCo’s amended and restated articles of incorporation, if such alteration, amendment or repeal would adversely affect the rights, powers or preferences of the shares of PepsiCo convertible preferred stock. Under North Carolina law, the board of directors may amend the articles of incorporation without stockholder approval in certain limited circumstances.

PAS. Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation’s board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation’s certificate of incorporation. PAS’ restated certificate of incorporation provides generally that amendments may be made as prescribed by statute. However, certain charter provisions relating to PepsiCo require the affirmative vote of two-thirds of PAS’ entire board of directors to amend. Furthermore, certain charter provisions relating to the Series A Junior Participating Preferred Stock require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Junior Participating Preferred Stock to amend if such provisions are to be amended so as to affect the holders of the Series A Junior Participating Preferred Stock adversely.

Amendments to Bylaws

PepsiCo. The PepsiCo amended and restated articles of incorporation and bylaws provide that the board of directors may alter, amend or repeal any bylaws by the affirmative vote of a majority of the board, but any bylaws made by the board of directors may be altered, amended or repealed by the stockholders entitled to vote. PepsiCo’s stockholders may amend or repeal the corporation’s bylaws by the vote of a majority of the outstanding shares of common stock and convertible preferred stock, voting together as a single voting group entitled to vote thereon.

PAS. Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated the power. The bylaws of PAS may be amended or repealed, or new bylaws may be adopted, by two-thirds of PAS’ whole board of directors at any meeting thereof; provided that bylaws adopted by PAS’ board of directors may be amended or repealed by the stockholders.

Stockholders’ Rights Agreement

PepsiCo. PepsiCo does not currently have a stockholders’ rights agreement.

PAS. Each outstanding share of PAS common stock includes one preferred stock purchase right provided under PAS’ rights agreement.

If there is a public announcement that a person or group has become an acquiring person (which is defined as the beneficial owner of 15% or more of all outstanding shares of PAS common stock) or ten business days after the commencement or announcement of a tender or exchange offer which would result in a person or group becoming an acquiring person, whichever is earlier, PAS will issue separate certificates which will represent the rights. After the distribution of the rights certificates, each right may be exercised to purchase from PAS one one-hundredth of a share of Series A Junior Participating Preferred Stock for $61.25, subject to adjustment. The Series A Junior Participating Preferred Stock is nonredeemable and will have 100 votes per share (subject to adjustment). PAS has reserved 2,000,000 shares of Series A Junior Participating Preferred Stock for issuance upon exercise of the rights.

The rights agreement specifically excludes each of the following persons from becoming an acquiring person and triggering the distribution of the rights:

•

PepsiCo and its affiliates to the extent they own shares of PAS common stock acquired pursuant to the Amended and Restated Contribution and Merger Agreement dated as of March 18, 1999, or as permitted by the shareholder agreement between PAS and PepsiCo, which is described under “Related Party Transactions” beginning on page 166 of this proxy statement/prospectus;

•	any transferee who acquires beneficial ownership of PAS common stock from PepsiCo or its affiliates pursuant to the PepsiCo stockholder agreement;

•

Pohlad Companies, Robert C. Pohlad and their respective affiliates to the extent they own shares of PAS common stock acquired pursuant to, or in connection with, the transactions contemplated by the Agreement and Plan of Merger dated as of August 18, 2000, among PAS, Anchor merger Sub, and the former PepsiAmericas, Inc., or as permitted by the shareholder agreement among PAS, Pohlad Companies, Dakota Holdings LLC and Robert C. Pohlad; and

•	Dakota Holdings LLC for so long as it is owned solely by Robert C. Pohlad, PepsiCo and/or their respective affiliates.

Furthermore, the rights agreement specifies that a “distribution date” shall not occur solely by reason of the execution, delivery and performance of the Agreement and Plan of Merger dated as of August 18, 2000, among Whitman Corporation, Anchor Merger Sub, and the former PepsiAmericas or the consummation of any of the transactions contemplated thereby.

In the event that a person or group becomes an acquiring person, then each right not owned by the acquiring person will entitle its holder to purchase a limited number of shares of PAS common stock at a 50% discount to the then-current market price of PAS common stock. If, after a person becomes an acquiring person, PAS is involved in a merger or other business combination transaction or PAS sells more than 50% of its assets or earning power, each right will entitle the holder to purchase a limited number of shares of common stock of the acquiring company at a 50% discount to the then-current market price of that stock. The rights will have no voting rights and will expire on May 20, 2010. PAS’ board of directors may, at any time after any person becomes an acquiring person and before that person has become the beneficial owner of 50% or more of PAS common stock then outstanding, exchange each right for one share of PAS common stock.

PAS’ board of directors may redeem all the rights for $0.01 per right at any time before a person or group becomes an acquiring person. The rights agreement may have the effect of deterring, delaying or preventing a takeover of PAS without the consent of PAS’ board of directors.

One right will be issued in respect of each share of common stock issued before the earlier of May 20, 2010 or the redemption of the rights. As of the date of this proxy statement/prospectus, the rights are not exercisable, certificates representing the rights have not been issued and the rights automatically trade with PAS common stock.

Based on the recommendation of PAS’ transactions committee to PAS’ board of directors to approve and declare advisable the merger agreement and the transactions contemplated by the merger agreement and to recommend that PAS stockholders vote for approval of the proposal to adopt the merger agreement, the merger has been approved by a majority of PAS’ independent directors as defined under the PepsiCo stockholder agreement. Therefore, the merger will constitute a “permitted acquisition” as defined under the PepsiCo stockholder agreement and will not trigger distribution of the rights under the rights agreement.

Stockholder Vote on Fundamental Issues or Extraordinary Corporate Transactions

PepsiCo. Under North Carolina law, a sale of all or substantially all of the corporation’s assets or a merger requires the affirmative vote of a majority of the board of directors and, with certain exceptions, (i) in the case of a sale of all or substantially all of the corporation’s assets, the affirmative vote of a majority of the outstanding shares entitled to vote, and (ii) in the case of a merger, that the merger be approved separately by each voting group entitled to vote on the merger by a majority of all shares entitled to vote in such voting group. Furthermore, under North Carolina law, unless otherwise provided in the corporation’s articles of incorporation, approval of the stockholders of a surviving corporation in a merger is not required if:

•	the plan of merger does not amend in any respect the articles of incorporation of the surviving corporation;

•	the shares outstanding immediately before the effectiveness of the merger are not changed by the merger; and

•	either:

•	no shares of the surviving corporation are to be issued or delivered pursuant to the plan of merger; or

•	both:

•

the number of shares of voting stock outstanding immediately after the merger, plus the number of shares of voting stock issuable as a result of the merger will not exceed by more than 20% the total number of shares of voting stock of the surviving corporation outstanding immediately before the merger; and

•

the number of shares of participating stock outstanding immediately after the merger, plus the number of shares of participating stock issuable as a result of the merger will not exceed by more than 20% the total number of shares of participating stock of the surviving corporation outstanding immediately before the merger.

PAS. Under Delaware law, a sale or other disposition of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation requires the affirmative vote of the corporation’s board of directors (except in limited circumstances) plus, with limited exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote on the transaction. PAS’ restated certificate of incorporation and amended and restated bylaws include no additional provisions in this regard, and Delaware law applies without modification.

Anti-Takeover Provisions

PepsiCo. North Carolina has adopted a stockholder protection act, which establishes minimum safeguards for a corporation’s public stockholders in the event another entity first acquires more than 20% of the voting stock and then wishes to accomplish a second-step combination of the two businesses.

Such safeguards relate to:

•	the minimum value to be paid to the corporation’s remaining stockholders in any such business combination;

•	preservation of board of directors representation for the publicly-owned shares and of the dividend rate;

•

limitations on certain intercorporate transactions, acquisitions of additional shares or changes in the corporation’s business or equity capital prior to the consummation of such business combination; and

•	requirements as to disclosure to remaining stockholders in connection with any such proposed business combination.

Unless these minimum safeguards are observed, any such business combination would require the affirmative vote of the holders of 95% of the voting stock of a corporation.

The stockholder protection act contains provisions that allowed a corporation to “opt out” of the applicability of the act’s voting provisions within specified time periods that generally have expired. The stockholder protection act applies to PepsiCo since PepsiCo did not opt out within these time periods.

PAS. Subject to certain exceptions, Section 203 of Delaware law generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation’s stock, referred to as an interested stockholder, for a period of three years after the interested stockholder becomes an interested stockholder, unless the certificate of incorporation contains a provision expressly electing not to be governed by such a section. PAS’ amended and restated certificate of incorporation expressly elects not to be governed by Section 203.

Appraisal Rights

PepsiCo. North Carolina law generally provides for appraisal rights in the event of: (i) a merger; (ii) a share exchange or conversion; (iii) a sale, lease, exchange or any other disposition of all or substantially all of the property of the corporation; (iv) certain amendments to the articles of incorporation that materially and adversely affect rights in respect of a dissenter’s shares, or (v) any corporate action taken pursuant to a stockholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares. Unless the articles of incorporation, bylaws or a resolution of the board of directors provide otherwise, appraisal rights are not available under North Carolina law to a corporation’s stockholders with respect to a merger if the merger did not require stockholder approval. PepsiCo’s amended and restated articles of incorporation, bylaws or board resolutions do not provide otherwise.

However, in the event of transactions (i) through (iii) described above, no appraisal rights are available under North Carolina law to holders of shares of any class of stock that is either:

•	listed on a national securities exchange; or

•	held of record by more than 2,000 stockholders.

In the case of a merger or share exchange, however, appraisal rights are available if stockholders are required by the terms of the merger or share exchange to accept anything other than:

•	cash;

•

shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which were either listed subject to notice of issuance on a national market system security or an interdealer quotation system by the NASD (or successor entity) or held by at least 2,000 record stockholders; or

•	a combination of cash and shares as described above.

PAS. Under Delaware law, a stockholder of a Delaware corporation is generally entitled to demand appraisal of the fair value of his or her shares in the event the corporation is a party to a merger or consolidation, subject to specified exceptions.

Significant exceptions to the availability of appraisal rights include the denial of appraisal rights with respect to:

•	shares of the corporation surviving the merger if the merger does not require the approval of the stockholders of such corporation; and

•	shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 holders.

These exceptions do not apply, however, if the holders of such shares are required to accept in the merger any consideration in exchange for such shares other than:

•	shares of stock of the corporation surviving or resulting from the merger or consolidation;

•	shares of stock of any other corporation that will be either listed on a national securities exchange or held of record by more than 2,000 holders;

•	cash in lieu of fractional shares; or

•	any combination of the foregoing.

Stockholders of Delaware corporations may also be entitled to appraisal rights under Delaware law upon an amendment to a corporation’s certificate of incorporation, or a sale of all or substantially all of the assets of the corporation if such events give rise to appraisal rights under the corporation’s certificate of incorporation.

There are strict requirements for stockholders to follow in demanding payment pursuant to appraisal rights.

For further information about appraisal rights under Delaware law, see “Special Factors—Appraisal Rights” beginning on page 87 and Appendix C of this proxy statement/prospectus.

Directors and Officers Liability and Indemnification

PepsiCo. Under North Carolina law, a corporation may limit or eliminate a director’s monetary liability in its articles of incorporation subject to three relevant exceptions: (i) for the unlawful payment of dividends; (ii) for a transaction from which the director derived an improper personal benefit; and (iii) for acts or omissions that the director at the time of his alleged breach of duty knew or believed were clearly in conflict with the best interests of the corporation. PepsiCo’s articles of incorporation do not contain a provision eliminating monetary liability for directors.

Also, under North Carolina law, a corporation is permitted to indemnify a director, officer, employee or agent against liability incurred in a proceeding to which the individual was made a party because of the fact he was a director, officer, employee or agent of the corporation if he (1) conducted himself in good faith, (2) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interests of the corporation or (b) that in all other cases his conduct was at least not opposed to the corporation’s best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, a corporation may not indemnify such individual in connection with a proceeding by or in the right of the corporation in which a director was adjudged liable to the corporation or in connection with any other proceeding charging improper personal benefit in which a director was adjudged liable (whether or not involving action in his official capacity) on the basis of having received an improper personal benefit.

Moreover, North Carolina law permits a corporation in its articles of incorporation or bylaws or by contract or resolution to indemnify, or agree to indemnify, any of its directors, officers, employees or agents against liability and expenses in any proceeding (including derivative suits) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. Consistent with the foregoing, the PepsiCo amended and restated bylaws provide that the corporation shall indemnify its directors, officers or employees to the full extent permissible by North Carolina law. In addition, PepsiCo has entered into indemnification agreements with each of its directors, pursuant to which PepsiCo has agreed to indemnify and hold harmless, to the full extent permitted by law, each director against any and all liabilities and assessments (including attorneys’ fees and other costs, expenses and obligations) arising out of or related to any threatened, pending or completed action, suit, proceeding, inquiry or investigation, whether civil, criminal, administrative, or other, including, but not limited to, judgments, fines, penalties and amounts paid in settlement (whether with or without court approval), and any interest, assessments, excise taxes or other charges paid or payable in connection with or in respect of any of the foregoing, incurred by the director and arising out of his status as a director or member of a committee of the board of directors of PepsiCo, or by reason of anything done or not done by the director in such capacities. After receipt of an appropriate request by a director, PepsiCo will also advance all expenses, costs and other obligations (including attorneys’ fees) arising out of or related to such matters. PepsiCo will not be liable for payment of any liability or expense incurred by a director on account of acts which, at the time taken, were known or believed by such director to be clearly in conflict with PepsiCo’s best interests.

PAS. PAS’ restated certificate of incorporation provides that no director shall be personally liable to PAS or its stockholders for monetary damages for breach of fiduciary duty by such director as a director, except for any matter in respect of which such director shall be liable under Section 174 of Delaware law or shall be liable by reason that he (1) shall have breached his duty of loyalty to PAS or its stockholders, (2) in acting or in failing to act, shall not have acted in good faith or shall have acted in a manner involving intentional misconduct or a knowing violation of law or (3) shall have derived an improper personal benefit from the transaction in respect of which such breach of fiduciary duty occurred.

Delaware law provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding (other than an action by or in the right of the corporation) on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if the person (i) acted in good faith and in a manner reasonably believed to be in the best interests of the corporation (or in some circumstances, at least not opposed to its best interests), and (ii) in a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware corporate law also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper. To the extent that a current or former director or officer is successful on the merits or otherwise in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for expenses actually and reasonably incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PAS

The following table sets forth information, as of January 4, 2010, with respect to the beneficial ownership of shares of PAS common stock by each person who, to PAS’ knowledge, beneficially owned more than 5% of PAS common stock, by each director of PAS, by each executive officer named in PAS’ most recent summary compensation table incorporated into its annual report on Form 10-K for the fiscal year ended January 3, 2009 and by all directors and executive officers as a group. The table lists voting securities, including restricted stock held by PAS’ executive officers over which such officers have sole voting power but no investment power. Otherwise, except as identified below, the named individual has sole voting and investment power with respect to the listed shares and none of the listed shares has been pledged as security. Given that PAS’ directors are required to hold the shares of common stock they receive as compensation while they continue to serve on PAS’ board of directors, the following table includes such directors’ qualifying shares. Unless otherwise stated below, the address of each beneficial owner is 4000 RBC Plaza, 60 South Sixth Street, Minneapolis, MN 55402. Percentage of beneficial ownership is based on 124,783,132 shares outstanding as of January 4, 2010. PAS’ directors and executive officers and their affiliates set forth in the table below have expressed an intent to vote “FOR” the proposal to adopt the merger agreement.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
PepsiCo, Inc.(2)	54,004,000	43.3%
700 Anderson Hill Road Purchase, NY 10577

Starquest Securities, LLC(3)	12,116,087	9.7%
3900 RBC Plaza 60 South Sixth Street Minneapolis, MN 55402

Barclays Global Investors, NA(4)	7,819,894	6.3%
400 Howard Street San Francisco, CA 94105

Herbert M. Baum	29,930	*

Richard G. Cline	25,610	*

Michael J. Corliss(5)	61,657	*

Pierre S. du Pont	18,360	*

G. Michael Durkin, Jr.	266,554	*

Archie R. Dykes	26,989	*

Jarobin Gilbert, Jr.	18,460	*

James R. Kackley(6)	17,454	*

Kenneth E. Keiser	368,938	*

Matthew M. McKenna(7)	30,006	*

Robert C. Pohlad(8)	12,986,919	10.4%

Deborah E. Powell(9)	10,117	*

James R. Rogers	83,502	*

Alexander H. Ware	227,414	*

All Current Directors and Executive Officers as a Group (19 persons)(10)	14,602,568	11.7%

*	Less than 1%.

(1)	Includes shares which the named director or executive officer has the right to acquire through exercise of stock options as follows: Mr. Baum, 7,570 shares; Mr. McKenna, 7,570 shares; and Mr. Pohlad, 425,392 shares.

(2)	PepsiCo may be deemed to beneficially own 54,004,000 shares of common stock through the beneficial ownership of its wholly owned subsidiaries as follows: (1) 33,602,096 shares beneficially owned by Metro, (2) 10,578,951 shares beneficially owned by Pepsi-Cola Operating Company of Chesapeake and Indianapolis (“Chesapeake”), (3) 8,752,823 shares beneficially owned by Pepsi-Cola Bottling Company of St. Louis, Inc. (“St. Louis”), (4) 794,115 shares beneficially owned by Midland Bottling Co. (“Midland”), and (5) 276,015 shares beneficially owned by Beverages, Foods & Service Industries, Inc. (“BFSI”). PepsiCo may be deemed to have shared voting and dispositive power with respect to the shares of common stock owned by each of Metro, Chesapeake, St. Louis, Midland and BFSI, and to have the power to direct the receipt of dividends declared on the shares of common stock held by each of Metro, Chesapeake, St. Louis, Midland and BFSI and the proceeds from the sale of such shares of common stock.

The shares reported are subject to the PAS Shareholder Agreement. See “Related Party Transactions—Second Amended and Restated Shareholder Agreement between PepsiCo and PAS.”

(3)	The Schedule 13D filed with the SEC by Starquest Securities, LLC (“Starquest”), Dakota Holdings, LLC (“Dakota”), Pohlad Companies and Robert C. Pohlad on March 3, 2009, reports that Starquest is a Minnesota limited liability company whose members are (1) Dakota, (2) the Trust for Carl R. Pohlad Created Under the 2000 Amendment and Restatement of the Revocable Trust of Eloise O. Pohlad dated October 12, 2000, as amended, (3) James O. Pohlad Trust Share of the 2000 Irrevocable Trust No. 1 of Carl R. Pohlad Created Under Agreement dated January 17, 2000, (4) Robert C. Pohlad Trust Share of the 2000 Irrevocable Trust No. 1 of Carl R. Pohlad Created Under Agreement dated January 17, 2000, and (5) William M. Pohlad Trust Share of the 2000 Irrevocable Trust No. 1 of Carl R. Pohlad Created Under Agreement dated January 17, 2000. The Schedule 13D reports that Dakota is the controlling member of Starquest because it possesses 100% of the voting rights and approximately 51.4% of the equity of Starquest. The Schedule 13D reports that Dakota’s members are (1) Pohlad Companies, (2) Robert C. Pohlad, (3) William M. Pohlad, (4) James O. Pohlad, (5) Beverage Investment, LLC, (6) James O. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad Created Under Agreement dated December 20, 1999, (7) Robert C. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad Created Under Agreement dated December 20, 1999, and (8) William M. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad Created Under Agreement dated December 20, 1999. The Schedule 13D reports that Pohlad Companies is the controlling member of Dakota because it possesses approximately 73.3% of the voting rights of Dakota and approximately 73.3% of the equity in Dakota. The Schedule 13D reports that Pohlad Companies’ stockholders are (1) Robert C. Pohlad, (2) William M. Pohlad and (3) James O. Pohlad, each of whom holds a one-third interest. The Schedule 13D reports that Robert C. Pohlad, Chairman and Chief Executive Officer of PAS, is the President of Pohlad Companies. The Schedule 13D reports that Robert C. Pohlad holds an approximately 33.19% equity interest in Dakota, directly and indirectly. The Schedule 13D reports that Dakota may be deemed to have beneficial ownership of the securities beneficially owned by Starquest. The Schedule 13D reports that Pohlad Companies may be deemed to have beneficial ownership of the securities beneficially owned by Starquest and Dakota. The Schedule 13D reports that Robert C. Pohlad may be deemed to have beneficial ownership of the securities beneficially owned by Starquest, Dakota and Pohlad Companies.

The shares reported are subject to a shareholder agreement with PAS. Such agreement does not limit the amount of PAS’ outstanding common stock that may be owned by Pohlad Companies, Dakota and Mr. Pohlad. However, any additional acquisition of PAS common stock by Mr. Pohlad, his affiliates or his family (excluding compensatory awards to Mr. Pohlad) requires approval of PAS’ affiliated transaction committee. The agreement specifies that, during its term, none of Mr. Pohlad, his affiliates or his family may enter into any agreement or commitment with PepsiCo or its affiliates with respect to the holding, voting, acquisition or disposition of PAS common stock.

(4)	As set forth in the Schedule 13G filed with the SEC by Barclays Global Investors, NA and other reporting persons on February 5, 2009. The Schedule 13G reports that these shares are held in trust accounts for the economic benefit of the beneficiaries of those accounts. The Schedule 13G reports that these shares represent 6,474,430 shares over which sole voting power is claimed and 7,819,894 shares over which sole dispositive power is claimed as follows: (1) Barclays Global Investors, NA has sole voting power over 4,853,056 shares and sole dispositive power over 5,776,323 shares, (2) Barclays Global Fund Advisors has sole voting power over 797,495 shares and sole dispositive power over 1,121,055 shares, (3) Barclays Global Investors, Ltd has sole voting power over 340,902 shares and sole dispositive power over 439,539 shares, (4) Barclays Global Investors Japan Limited has sole voting power over 335,902 shares and sole dispositive power over 335,902 shares, (5) Barclays Global Investors Canada Limited has sole voting power over 132,405 shares and sole dispositive power over 132,405 shares, and (6) Barclays Global Investors Australia Limited has sole vote power over 14,670 shares and sole dispositive power over 14,670 shares.

(5)	Includes 51,600 shares held by the Evergreen Capital Trust, of which Mr. Corliss is a trustee and 100% beneficial owner.

(6)	Includes 6,961 shares the receipt of which previously has been deferred pursuant to PAS’ Directors’ Deferred Compensation Plan and 265 shares issued upon the reinvestment of cash dividends on such deferred shares.

(7)	Includes 5,181 shares the receipt of which previously has been deferred pursuant to PAS’ Directors’ Deferred Compensation Plan and 365 shares issued upon the reinvestment of cash dividends on such deferred shares.

(8)	Includes 12,116,087 shares held by Starquest and 102 shares held by Pohlad Companies. Excludes 192,592 shares held by the Grantor Retained Annuity Trust created by Mr. Pohlad as shares over which he has neither voting nor dispositive power.

(9)	Includes 4,493 shares the receipt of which previously has been deferred pursuant to PAS’ Directors’ Deferred Compensation Plan and 60 shares issued upon the reinvestment of cash dividends on such deferred shares.

(10)	Includes 12,116,087 shares held by Starquest, 51,600 shares held by the Evergreen Capital Trust, 102 shares held by Pohlad Companies, 507,363 shares which directors and executive officers have the right to acquire through exercise of stock options, and 1,219,483 shares over which there is sole voting power but no investment power.

CERTAIN INFORMATION CONCERNING PEPSICO AND METRO

Information Regarding Directors and Executive Officers

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of PepsiCo and Metro and certain other information are set forth in “Directors and Executive Officers of PepsiCo” and “Directors and Executive Officers of Metro” beginning on page 146 and 152, respectively, of this proxy statement/prospectus.

None of PepsiCo or Metro nor, to their knowledge, the persons listed in “Directors and Executive Officers of PepsiCo” beginning on page 146 of this proxy statement/prospectus or the persons listed in “Directors and Executive Officers of Metro” beginning on page 152 of this proxy statement/prospectus have been (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Prior Public Offerings

Neither PepsiCo nor Metro has, during the past three years, made an underwritten public offering of PAS common stock for cash or an offering exempt from United States registration under Regulation A with respect to PAS common stock.

CERTAIN INFORMATION CONCERNING PAS

Information Regarding Directors and Executive Officers

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of PAS and certain other information are set forth in “Directors and Executive Officers of PAS” beginning on page 153 of this proxy statement/prospectus.

None of PAS nor, to its knowledge, the persons listed in “Directors and Executive Officers of PAS” beginning on page 153 of this proxy statement/prospectus have been (a) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Prior Public Offerings

PAS has not during the past three years made an underwritten public offering of PAS common stock for cash or an offering exempt from United States registration under Regulation A with respect to PAS common stock.

Purchase of Equity Securities

The following table sets forth repurchases of PAS common stock by PAS in each fiscal quarter during the past two years.

Period	Total Number of Shares Repurchased	Range of Prices Paid	Average Price Paid per Share
Quarter ended October 3, 2009	0	—	—
Quarter ended July 4, 2009	0	—	—
Quarter ended April 4, 2009	2,700,000	$15.00 - $18.76	$16.74
Quarter ended January 3, 2009	1,570,581	$16.91 - $20.95	$18.97
Quarter ended September 27, 2008	0	—	—
Quarter ended June 28, 2008	887,300	$22.38 - $26.99	$25.27
Quarter ended March 29, 2008	3,410,816	$25.12 - $26.83	$25.89
Quarter ended December 29, 2007	0	—	—
Quarter ended September 29, 2007	0	—	—

PROVISIONS FOR UNAFFILIATED STOCKHOLDERS

PepsiCo and Metro have made no arrangements in connection with the merger to provide PAS stockholders access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of appraisal rights, see “Special Factors—Appraisal Rights” beginning on page 87 of this proxy statement/prospectus.

LEGAL MATTERS

Certain legal matters in connection with the validity of the PepsiCo common stock to be issued in connection with the merger will be passed upon by Womble Carlyle Sandridge & Rice, PLLC.

EXPERTS

The consolidated financial statements of PepsiCo as of December 27, 2008 and December 29, 2007, and for each of the fiscal years in the three-year period ended December 27, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 27, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report for those periods includes an explanatory paragraph referring to PepsiCo’s adoption of the presentation and disclosure requirements of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements” for all periods presented.

The consolidated financial statements of PAS as of January 3, 2009 and December 29, 2007, and for each of the fiscal years in the three-year period ended January 3, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of January 3, 2009, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the fiscal 2008 consolidated financial statements refers to the adoption of the presentation and disclosure requirements of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements.”

The consolidated financial statements, and the related financial statement schedule, of Bottling Group, LLC and subsidiaries as of December 27, 2008 and December 29, 2007, and for each of the fiscal years in the three-year period ended December 27, 2008, incorporated herein by reference from PepsiCo, Inc.’s Current Report on

Form 8-K dated September 18, 2009, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs referring to Bottling Group, LLC’s adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109,” and retrospective adjustment for the adoption of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB 51” (“SFAS 160”)), which is incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

PepsiCo and PAS file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that has reports, proxy statements and other information about PepsiCo and PAS. The address of that site is http://www.sec.gov. The reports and other information filed by PepsiCo and PAS are also available at their respective Internet sites, which are http://www.pepsico.com and http://www.pepsiamericas.com. Internet site materials are not part of this proxy statement/prospectus.

PepsiCo filed a registration statement on Form S-4 to register with the SEC the shares of PepsiCo common stock to be issued to PAS stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of PepsiCo in addition to being a proxy statement of PAS for the special meeting. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that registration statement.

The SEC allows PepsiCo to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that PepsiCo and PAS have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting (other than, in each case, those documents, or the portions of those documents, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about PepsiCo and PAS and their respective financial performance.

PepsiCo SEC Filings (File No. 001-01183)	Period
Annual Report on Form 10-K	Fiscal year ended December 27, 2008

Quarterly Reports on Form 10-Q	Fiscal quarters ended September 5, 2009, June 13, 2009 and March 21, 2009

Proxy Statement on Schedule 14A	Filed on March 24, 2009

Current Reports on Form 8-K	Filed on February 11, 2009; February 20, 2009; February 27, 2009; March 20, 2009; March 25, 2009; April 10, 2009; April 20, 2009; May 7, 2009; May 11, 2009; June 3, 2009; August 4, 2009; August 27, 2009; September 18, 2009; September 23, 2009; October 6, 2009; October 9, 2009; November 10, 2009; November 30, 2009 and January 11, 2010.

Exhibit 99.1 to PepsiCo’s Current Report on Form 8-K filed on August 27, 2009 updating certain sections of PepsiCo’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008	Filed on August 27, 2009

Any description of PepsiCo’s common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

PAS’ SEC Filings (File No. 001-15019)	Period
Annual Report on Form 10-K	Fiscal year ended January 3, 2009

Quarterly Report on Form 10-Q	Fiscal quarters ended October 3, 2009, July 4, 2009 and April 4, 2009

Proxy Statement on Schedule 14A	Filed on March 18, 2009

Current Reports on Form 8-K	Filed on January 30, 2009; February 10, 2009; April 21, 2009; April 29, 2009 (except for the information furnished pursuant to Item 2.02 and the furnished exhibit relating to that information); May 7, 2009; May 18, 2009; June 19, 2009; July 6, 2009; August 4, 2009; August 5, 2009; September 18, 2009 and October 21, 2009

Exhibit 99.1 to PAS’ Current Report on Form 8-K filed on September 18, 2009 updating certain sections of PAS’ Annual Report on Form 10-K for the fiscal year ended January 3, 2009	Filed on September 18, 2009

Any description of PAS common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

PepsiCo has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to PepsiCo, as well as all pro forma financial information, and PAS has supplied all information relating to PAS.

You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from PepsiCo or PAS, as applicable, or from the SEC. Documents incorporated by reference are available from PepsiCo or PAS, as the case may be, without charge, excluding all exhibits, unless an exhibit has specifically been incorporated by reference in this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

Attn: Manager, Shareholder Relations

Telephone: 914-253-3055

Email: investor@pepsico.com

PepsiAmericas, Inc.

4000 RBC Plaza

60 South Sixth Street

Minneapolis, Minnesota 55402

Attn: Sara Zawoyski, Investor Relations

Telephone: 612-661-3830

Email: shareholderrelations@pepsiamericas.com

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger agreement. Neither PepsiCo nor PAS has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated January 12, 2010. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of PepsiCo common stock in the merger shall create any implication to the contrary.

Appendix A

AGREEMENT AND PLAN OF MERGER

dated as of

August 3, 2009

among

PEPSIAMERICAS, INC.,

PEPSICO, INC.

and

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

TABLE OF CONTENTS1

[1]	The Table of Contents is not a part of this Agreement.

i

ii

SCHEDULES:

Company Disclosure Schedule

Parent Disclosure Schedule

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 3, 2009 among PepsiAmericas, Inc., a Delaware corporation (the “Company”), PepsiCo, Inc., a North Carolina corporation (“Parent”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation wholly-owned by Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Transactions Committee, has unanimously approved and deemed it advisable that the stockholders of the Company approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of the Company with and into Merger Subsidiary on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have approved this Agreement;

WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Subsidiary and The Pepsi Bottling Group, Inc., a Delaware corporation (“PBG”), have entered into an Agreement and Plan of Merger (the “Concurrent Merger Agreement”) providing for, among other things, the acquisition of PBG by Parent by means of a merger of PBG with and into Merger Subsidiary (the “Concurrent Merger”) on the terms and subject to the conditions set forth in the Concurrent Merger Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury regulations promulgated under the Code.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, however, that for purposes of this Agreement, the Company and its Subsidiaries shall not be considered Affiliates of Parent and Parent and its Subsidiaries shall not be considered Affiliates of the Company unless otherwise expressly stated herein.

“Applicable Law” means, with respect to any Person, any foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Parent Stock Price” means the closing price of a share of Parent Stock on the New York Stock Exchange on the trading day immediately preceding the day on which the Effective Time occurs.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of January 3, 2009 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means January 3, 2009.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Rights” means the preferred share purchase rights issued pursuant to the Company Rights Agreement.

“Company Rights Agreement” means the Rights Agreement dated as of May 20, 1999, as amended, between the Company (formerly known as Whitman Corporation, a Delaware corporation) and Wells Fargo Bank Minnesota N.A. (as successor rights agent to First Chicago Trust Company of New York).

“Company Stock” means the common stock, $0.01 par value, of the Company, together with the associated Company Rights.

“Company Stock Plan” means any equity compensation plan or arrangement of the Company and its Subsidiaries.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended January 3, 2009.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Law” means any Applicable Law or any legally binding agreement with any Governmental Authority relating to the environment, any pollutant or contaminant, any toxic, radioactive, ignitable, corrosive or otherwise hazardous substance, chemical, waste or material, or, as it relates to exposure to hazardous materials, human health and safety.

“Environmental Permits” means all permits, licenses, consents, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws for the ownership or the operation of the business of the Company or any of its Subsidiaries, as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant or any toxic, radioactive, ignitable, corrosive, or otherwise hazardous substance, chemical, waste or material, including petroleum, its derivatives, by-products, other hydrocarbons, asbestos and asbestos-containing materials, and any other substance, waste or material that in relevant concentration is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iv) Trade Secrets; (v) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (vi) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights; and (vii) any similar intellectual property or proprietary rights.

“knowledge” means (i) in respect of Parent, the actual knowledge of the persons listed in Section 1.01(a) of the Parent Disclosure Schedule and (ii) in respect of the Company, the actual knowledge of persons listed in Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, sublease, license, easement, covenant, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political conditions, provided that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (B) changes (including changes of Applicable Law) or conditions generally affecting the industry in which such Person and its Subsidiaries operate provided that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (C) acts of war, sabotage or terrorism or natural disasters, provided that such changes do not have a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industry in which such Person and its Subsidiaries operate, (D) public disclosure of this Agreement and the Concurrent Merger Agreement and transactions contemplated by this Agreement and the Concurrent Merger Agreement, (E) any failure by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period or any change, in and of itself, in the market price, credit rating or trading volume of such Person’s securities (it being understood that this clause (E) shall not prevent a party from asserting that any fact, change, event, occurrence or effect that may have contributed to such failure or change independently constitutes or contributes to a Material Adverse Effect), or (F) changes in GAAP. In addition, for purposes of determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur, any effect resulting from actions taken by Parent or any of its Subsidiaries (i) in its or their capacity as a stockholder of the Company or (ii) that are not in the ordinary course of business consistent with the past practice of business interactions among the Company, Parent and its Subsidiaries shall be excluded.

“Multiemployer Plan” means any “multiemployer plan,” as defined in Section 3(37) of ERISA.

“New Jersey Law” means the New Jersey Business Corporation Act.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 27, 2008 and the footnotes therein set forth in the Parent 10-K.

“Parent Balance Sheet Date” means December 27, 2008.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Stock” means the common stock, par value one and two-thirds cents, of Parent.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 27, 2008.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means, with respect to any property or asset, (i) any Lien disclosed on the Company Balance Sheet, (ii) any Lien for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet to the extent required by GAAP), (iii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, or (iv) any Lien which does not materially detract from the value of such property or asset, or materially interfere with any present use of such property or asset.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Shareholder Agreement” means the Second Amended and Restated Shareholder Agreement, dated as of September 6, 2005, between the Company and Parent.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Title IV Plan” means any Employee Plan subject to Title IV of ERISA, other than a Multiemployer Plan.

“Trade Secrets” means any confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Transactions Committee” means a committee of the Company’s Board of Directors consisting of at least a majority of the Independent Directors (as such term is defined in the Shareholder Agreement) of the Company, formed for the purpose of evaluating, and making a recommendation to the full Board of Directors of the Company with respect to, this Agreement and the transactions contemplated hereby, including the Merger.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Option	2.06
Agreement	Preamble
Cash Electing Share	2.02
Cash Election	2.03
Cash Election Price	2.02
Cash Election Number	2.04
Cash Proration Factor	2.04
Certificates	2.05
Closing	2.01
Company	Preamble
Company Adverse Recommendation Change	6.02
Company Board Recommendation	4.02
Company Preferred Stock	4.05
Company SEC Documents	4.07
Company Securities	4.05
Company Stock Option	2.06
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06
Company Termination Fee	11.04
Concurrent Merger	Preamble
Concurrent Merger Agreement	Preamble
Confidentiality Agreement	8.05
Continuing Employees	7.06
Costs	7.04
D&O Insurance	7.04
Dissenters’ Shares	2.11
Effective Time	2.01
Election Deadline	2.05
Election Form	2.05
Election Record Date	2.03
Employee Plan	4.16

Term	Section
End Date	10.01
Exchange Agent	2.05
Exchange Fund	2.05
Government Officials	4.24
Indemnified Persons	7.04
International Plans	4.16
Mailing Date	2.05
Material Contract	4.19
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Non-Electing Shares	2.04
Parent	Preamble
Parent SEC Documents	5.07
Parent Securities	5.05
Parent Subsidiary Securities	5.06
PBG	Preamble
Per Share Stock Consideration	2.02
Proxy Statement	4.09
Registration Statement	4.09
Representatives	6.03
Schedule 13E-3	4.09
Stock Option Exchange Ratio	2.06
Stock Proration Factor	2.04
Superior Proposal	6.03
Surviving Entity	2.01
Tax	4.15
Taxing Authority	4.15
Tax Return	4.15
Tax Sharing Agreements	4.15
368 Reorganization	4.20
Uncertificated Shares	2.05

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, the Company shall be merged with and into Merger Subsidiary in accordance with Delaware Law and, to the extent applicable, New Jersey Law (the “Merger”), whereupon the separate existence of the Company shall cease, and Merger Subsidiary shall be the surviving entity (the “Surviving Entity”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than five Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.

(c) At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and, to the extent applicable, the New Jersey Department of Treasury, Division of Revenue and make all other filings or recordings required by Delaware Law or New Jersey Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue (or at such later time as may be agreed by Parent and the Company and specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Entity shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under New Jersey Law or, if applicable, Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time by virtue of the Merger and without any action on the part of any holder of shares of Company Stock or any holder of shares of common stock of Merger Subsidiary:

(a) The shares of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall remain outstanding and shall constitute the only outstanding shares of capital stock of the Surviving Entity.

(b) Each share of Company Stock held by the Company as treasury stock immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto. Each share of Company Stock held by Parent or Merger Subsidiary immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of Company Stock outstanding and each restricted stock award which represents an outstanding share of Company Stock subject to vesting and forfeiture, in each case, immediately prior to the Effective Time shall, except as otherwise provided in Section 2.02(b), Section 2.02(e), Section 2.03, Section 2.08 or Section 2.11, be converted into the following (collectively, the “Merger Consideration”):

(i) for each such share of Company Stock with respect to which an election to receive cash has been effectively made and not revoked and that is not deemed converted into the right to receive the Per Share Stock Consideration pursuant to Section 2.04 (each, a “Cash Electing Share”), the right to receive an amount equal to $28.50 in cash without interest (the “Cash Election Price”); and

(ii) for each other such share of Company Stock, the right to receive 0.5022 shares (the “Per Share Stock Consideration”) of Parent Stock.

(d) As of the Effective Time, all shares of Company Stock to be converted into the Merger Consideration shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(i) and any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.08, in each case to be issued or paid in accordance with Section 2.05, without interest.

(e) Each share of Company Stock owned by any Subsidiary of Parent (other than Merger Subsidiary) outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Share Stock Consideration.

(f) Each restricted stock unit representing an unfunded contractual right to receive the value of a share of Company Stock in cash issued under any Company Stock Plan shall receive the Cash Election Price for each unit; provided that if the Cash Election Price cannot be provided under the terms of the applicable plans and agreements, Parent and the Company agree to work together in good faith to provide appropriate consideration to the holder of each such unit.

(g) In addition to the Merger Consideration and any other consideration payable hereunder, all dividends, distributions, interest, or other amounts accrued but not yet paid with respect to Company restricted stock awards and restricted stock units shall be paid at the Effective Time in accordance with the terms of such restricted stock awards and restricted stock units.

Section 2.03. Elections. Each Person (other than the Company or any of its Subsidiaries, Parent, Merger Subsidiary or any of Parent’s other Subsidiaries) who, at the close of business on the Election Record Date is a record holder of shares of Company Stock will be entitled, with respect to any or all of such shares of Company Stock, to make an election (a “Cash Election”) to receive the Cash Election Price on the basis hereinafter set forth. No such person shall be entitled to make a Cash Election with respect to Dissenters’ Shares. Dissenters’ Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under Delaware Law shall thereupon be deemed to have made a Cash Election with respect to such Dissenters’ Shares, to the extent permitted by Delaware Law.

Section 2.04. Proration of Cash Election Price.

(a) The number of shares of Company Stock to be converted into the right to receive the Cash Election Price at the Effective Time shall equal the number of shares of Company Stock which is 50% of the number of shares of Company Stock outstanding immediately prior to the Effective Time (excluding any shares of Company Stock to be canceled pursuant to Section 2.02(b) and any shares of Company Stock held by Parent and its Subsidiaries) (as may be adjusted pursuant to Section 2.04(e), the “Cash Election Number”).

(b) If the number of Cash Electing Shares exceeds the Cash Election Number, then the Cash Electing Shares shall be treated in the following manner:

(i) A cash proration factor (the “Cash Proration Factor”) shall be determined by dividing the Cash Election Number by the total number of Cash Electing Shares.

(ii) A number of Cash Electing Shares covered by each stockholder’s Cash Election equal to the product of (x) the Cash Proration Factor and (y) the total number of Cash Electing Shares covered by such Cash Election, such product to be rounded down to the nearest whole number, shall be converted into the right to receive the Cash Election Price.

(iii) Each Cash Electing Share, other than those shares of Company Stock converted into the right to receive the Cash Election Price in accordance with Section 2.04(b)(ii), shall be converted into the right to receive the Per Share Stock Consideration as if such shares of Company Stock were not Cash Electing Shares.

(c) If the number of Cash Electing Shares is equal to the Cash Election Number, then each Cash Electing Share shall be converted into the right to receive the Cash Election Price and each other share of Company Stock (other than shares of Company Stock to be canceled pursuant to Section 2.02(b)) shall be converted into the right to receive the Per Share Stock Consideration.

(d) If the number of Cash Electing Shares is less than the Cash Election Number, then:

(i) Each Cash Electing Share shall be converted into the right to receive the Cash Election Price.

(ii) The shares of Company Stock as to which a Cash Election is not in effect (excluding shares of Company Stock to be canceled pursuant to Section 2.02(b) and shares of Company Stock held by Parent and its Subsidiaries) (the “Non-Electing Shares”) shall be treated in the following manner:

(A) A stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the difference between the Cash Election Number and the number of Cash Electing Shares, by (y) the total number of Non-Electing Shares.

(B) A number of Non-Electing Shares of each shareholder equal to the product of (x) the Stock Proration Factor and (y) the total number of Non-Electing Shares of such shareholder, such product to be rounded down to the nearest whole number, shall be converted into the right to receive the Cash Election Price (and a Cash Election shall be deemed to have been made with respect to such shares).

(C) Each Non-Electing Share of each shareholder as to which a Cash Election is not deemed made pursuant to Section 2.04(d)(ii)(B) shall be converted into the right to receive the Per Share Stock Consideration.

(e) If either the tax opinion of Parent’s counsel referred to in Section 9.02(d) or the opinion of the Company’s counsel referred to in Section 9.03(b) cannot be rendered (as reasonably determined by such counsel) as a result of the Merger potentially failing to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then the Cash Election Number shall be decreased to the minimum extent necessary to enable the relevant tax opinion or opinions, as the case may be, to be rendered.

Section 2.05. Election Procedures; Exchange Agent; Surrender and Payment. (a) Prior to the date of the Company Stockholder Meeting, Parent and the Company shall prepare a form (an “Election Form”) pursuant to which a holder of record of shares of Company Stock may make a Cash Election with respect to each share of Company Stock owned by such holder. The Company shall cause an Election Form and a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing shares of Company Stock (the “Certificates”) to the Exchange Agent, or other proper evidence of ownership acceptable to the Exchange Agent in the case of Uncertificated Shares) for use in exchanging Certificates for the Merger Consideration to be mailed no more than 40 Business Days and no fewer than 15 Business Days before the anticipated Effective Time or on such other date as Parent and the Company may agree (the “Mailing Date”) to each holder of record of shares of Company Stock as of two Business Days before the Mailing Date (the “Election Record Date”). Parent and the Company shall use reasonable efforts to make an Election Form available to all persons who become holders of record of Company Stock between the Election Record Date and the Election Deadline. The Election Form shall be used by each record holder of shares of Company Stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to make a Cash Election.

(b) Prior to the date of the Company Stockholder Meeting, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of (i) receiving Election Forms and determining, in accordance with this Article 2, the form of Merger Consideration to be received by each holder of shares of Company Stock and (ii) exchanging for the Merger Consideration (A) Certificates or (B) uncertificated shares of Company Stock (the “Uncertificated Shares”). Parent shall deposit, or shall cause to be deposited with the Exchange Agent, as needed, for the benefit of the holders of the Certificates and the Uncertificated Shares, for exchange in accordance with this Article 2, (i) subject to Section 2.05(e), certificates representing the shares of Parent Stock that constitute the stock portion of the Merger Consideration and (ii) an amount of cash necessary to satisfy the cash portion of the Merger Consideration (collectively, the “Exchange Fund”). Promptly after the Effective Time, but no later than five Business Days, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of shares of Company Stock which have not previously been delivered to the Exchange Agent pursuant to Section 2.05(a), a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Uncertificated Shares) for use in such exchange.

(c) A Cash Election shall be effective only if the Exchange Agent shall have received no later than 5:00 p.m. New York, NY time on the third Business Day prior to the Effective Time or such other date as Parent and the Company may agree (the “Election Deadline”) (which Election Deadline shall be publicly announced by Parent as soon as practicable, but in no event less than eight Business Days prior to the Effective Time, and to the extent the Effective Time is later than the date so publicly announced, the Election Deadline may be adjusted accordingly by Parent and the Company) (i) an Election Form covering the shares of Company Stock to which such Cash Election applies, executed and completed in accordance with the instructions set forth in such Election Form, and (ii) Certificates, in such form and with such endorsements, stock powers and signature guarantees as may be required by such Election Form or the letter of transmittal or an “agent’s message” with respect to Uncertificated Shares. A Cash Election may be revoked or changed only by delivering to the Exchange Agent, prior to the Election Deadline, a written notice of revocation or, in the case of a change, a properly completed revised Election Form that identifies the shares of Company Stock to which such revised Election Form applies. Delivery to the Exchange Agent prior to the Election Deadline of a revised Election Form with respect to any shares of Company Stock shall result in the revocation of all prior Election Forms with respect to all such shares of Company Stock. Any termination of this Agreement in accordance with Article 10 shall result in the revocation of all Election Forms delivered to the Exchange Agent on or prior to the date of such termination.

(d) The Company and Parent shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity and effectiveness of Election Forms and letters of transmittal, the manner and extent to which Cash Elections are to be taken into account in making the determinations required by this Section 2.05 and the payment of the Merger Consideration.

(e) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Stock or is otherwise required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.05(i) and any cash in lieu of fractional shares pursuant to Section 2.08.

(f) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(g) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Entity or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(h) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 that remains unclaimed by the holders of shares of Company Stock nine months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.05(i) and any cash in lieu of fractional shares pursuant to Section 2.08, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts properly paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i) No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.08, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.08 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

(j) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by a holder of Company Stock in connection with the Merger, and the filing of any related Tax returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

Section 2.06. Equity-Based Awards. (a) The terms of each outstanding option to purchase shares of Company Stock under any Company Stock Plan (a “Company Stock Option”), whether or not exercisable or vested, shall be adjusted as necessary to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be converted into an option (each, an “Adjusted Option”) to acquire, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, the number of shares of Parent Stock equal to the product of (i) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by (ii) the Per Share Stock Consideration. The exercise price per share of Parent Stock subject to any such Adjusted Option will be an amount (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Stock subject to such Company Stock Option immediately prior to the Effective Time divided by (B) the Per Share Stock Consideration. For the avoidance of doubt (i) the exercise price of, and number of shares subject to, each Adjusted Option shall be determined as necessary to comply with Section 409A of the Code, (ii) any fractional share of Parent Stock resulting from an aggregation of all the shares subject to any Company Stock Option of a holder granted under a particular award agreement with the same exercise price shall be rounded down to the nearest whole share and (iii) for any Company Stock Option to which Section 421 of the Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under any of Sections 422 through 424 of the Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code.

(b) Parent shall take such actions as are necessary for the assumption of the Company Stock Options pursuant to this Section 2.06, including the reservation, issuance and listing of Parent Stock as is necessary to effectuate the transactions contemplated by this Section 2.06. Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of Parent Stock subject to the Company Stock Options and, where applicable, shall have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement covering such Company Stock Options (and to maintain the current status of the prospectus contained therein) for so long as such Company Stock Option remains outstanding. With respect to those individuals, if any, who, subsequent to the Effective Time, will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, Parent shall administer any Company Stock Plan assumed pursuant to this Section 2.06 in a manner that complies with Rule 16b-3 promulgated under the 1934 Act to the extent such Company Stock Plan complied with such rule prior to the Merger.

(c) Prior to the Effective Time, the Company shall take any actions with respect to stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.06.

Section 2.07. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, or any other similar event, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements in effect on the date hereof, the Merger Consideration including, if applicable, the Per Share Stock Consideration and its determination shall be appropriately adjusted.

Section 2.08. Fractional Shares. No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the Closing Parent Stock Price by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 2.09. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Surviving Entity and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, Surviving Entity or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Exchange Agent, Surviving Entity or Parent, as the case may be, made such deduction and withholding.

Section 2.10. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.11. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law (“Dissenters’ Shares”) shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration and treated in accordance with Section 2.03. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

ARTICLE 3

THE SURVIVING ENTITY

Section 3.01. Certificate of Incorporation. Subject to Section 7.04(b), the certificate of incorporation of Merger Subsidiary in effect at the Effective Time shall be the certificate of incorporation of the Surviving Entity until amended in accordance with Applicable Law.

Section 3.02. Bylaws. Subject to Section 7.04(b), the bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Entity until amended in accordance with the bylaws and Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the bylaws and Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Entity and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01. Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has heretofore made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company in effect on the date of this Agreement.

Section 4.02. Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. Subject to Section 9.01(a), the affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Subsidiary, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) Each of the Transactions Committee and the Company’s Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders (other than Parent, Merger Subsidiary and the other Affiliates of Parent), and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, and the Company’s Board of Directors has resolved, subject to Section 6.03(b), to recommend approval and adoption of this Agreement by its stockholders (such recommendation, including the recommendation of the Transactions Committee, the “Company Board Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, or any other Competition Law (including any governmental approvals required by relevant authorities in Ukraine, Romania, Poland and the European Union), (c) filings with the NYSE and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument not otherwise terminable by the other party thereto on 120 days’ or less notice without any penalty or payment binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 350,000,000 shares of Company Stock and (ii) 12,500,000 shares of Preferred Stock, par value $0.01 (“Company Preferred

Stock”), of which 3,500,000 shares have been designated as Series A Junior Participating Preferred Stock. As of July 31, 2009, there were outstanding (i) 124,509,690 shares of Company Stock, (ii) employee stock options to purchase an aggregate of 1,182,413 shares of Company Stock (all of which were exercisable), (iii) 3,225,527 shares of Company Stock subject to restricted stock awards (all of which are included in (i) above), (iv) 375,844 shares of Company Stock subject to restricted stock units, and (v) no shares of Company Preferred Stock.

(b) All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Option or other equity compensation award or equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. The Company has provided to Parent a complete and correct list of each outstanding employee stock option to purchase shares of Company Stock, each share of Company Stock subject to restricted stock awards and each Company restricted stock unit award, in each case including, as applicable, the holder, date of grant, exercise price, vesting schedule and number of shares of Company Stock subject thereto.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since July 31, 2009 resulting from the exercise of Company Stock Options outstanding on such date, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in the Company, (ii) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Company or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(d) None of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (ii) each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary. As of the date of this Agreement, all material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) Except for restrictions set forth in the Shareholder Agreement (Joint Venture Agreement) between PAS Luxembourg s.a.r.1. (PAS LuxCo) and Linkbay Limited (PepsiCo Cyprus) and Sandora Holdings, B.V. dated as of August 14, 2007, all of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than as owned by the Company or any wholly owned Subsidiary of the Company, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company, (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since December 30, 2006 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing with respect to the disclosures that are amended or superseded), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, that is required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(f) Since January 1, 2007, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2007, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects as of the date made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP (except in the case of unaudited interim financial statements as permitted by Form 10-Q and Regulation S-X of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. (a) The proxy or information statement of the Company to be filed as part of the Registration Statement with the SEC in connection with the Merger (the “Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. The Proxy Statement, or any amendment or supplement thereto, shall not, on the date the Proxy Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The information supplied by the Company in writing for inclusion or incorporation by reference in the registration statement of Parent on Form S-4 or any amendment or supplement thereto to be filed with the SEC with respect to the offering of Parent Stock in connection with the Merger (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The information supplied by the Company for inclusion or incorporation by reference in the Schedule 13E-3 or any amendment or supplement thereto shall not at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As used herein, “Schedule 13E-3” means the Rule 13E-3 Transaction Statement on Schedule 13E-3 to be filed, if applicable, with the SEC in connection with this Agreement concurrently with the filing of the Registration Statement.

(d) The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or any amendment or supplement thereto based upon information furnished by Parent or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. From the Company Balance Sheet Date to the date of this Agreement, except for the transactions contemplated by this Agreement, the business of the Company and its

Subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been (a) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (b) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; (c) other than regular quarterly dividends on Company Stock of $0.14 per share, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company) or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries; (d) any material change in any method of accounting or accounting practices by the Company or any of its Subsidiaries; (e) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice); or (f) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by Applicable Law or as set forth on Section 4.16(j) of the Company Disclosure Schedule.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing fact, condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than: (a) liabilities or obligations reflected and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date; and (c) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. Each of the Company and its Subsidiaries is and has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present executive officer or director of the Company or any of its Subsidiaries or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.14. Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or otherwise have sufficient rights to use, all Intellectual Property used in, held for use in or necessary for the conduct of their respective businesses as currently conducted.

Section 4.15. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns are true and complete in all material respects. The Company and each of its Subsidiaries has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes shown on such Tax Returns as due and payable. Where payment is not yet due or is being contested in good faith, the Company has established in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(b) (i) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2002 have been examined and closed or are Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired; (ii) neither the Company nor any of its Subsidiaries has granted an extension or waiver of the limitation period for the assessment or collection of any material Tax that remains in effect; and (iii) there is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any material Tax or Tax asset.

(c) There are no Liens for material Taxes (other than statutory liens for taxes not yet due and payable or being contested in good faith, for which adequate accruals or reserves have been established on the Company Balance Sheet) upon any of the assets of the Company or any of its Subsidiaries.

(d) (i) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax Sharing Agreement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries) or any other agreement described in clause (iii) of the definition of Tax; and (ii) since January 1, 2004, neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company).

(e) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has been a party to a transaction that constitutes a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(f) None of the Subsidiaries of the Company owns any Company Stock.

(g) During the five-year period ending on the date hereof, neither the Company nor any Subsidiary (during the time the Subsidiary was owned by the Company) was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h) To the knowledge of the Company, neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of any interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(i) Section 4.15(i) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files any material Tax Returns.

(j) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries.

Section 4.16. Employees and Employee Benefit Plans; ERISA. (a) Section 4.16(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan.

(b) With respect to each material Employee Plan, the Company has made available to Parent true, complete and correct copies of the following (as applicable) (i) the written document evidencing the Employee Plan, (ii) all amendments thereto, (iii) the most recent annual report (Form 5500 including, if applicable, all schedules) and (iv) actuarial report prepared in connection with any such plan or trust.

(c) No transaction prohibited by Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any employee benefit plan or arrangement which is covered by Title I of ERISA, which transaction has or will cause the Company or any of its Subsidiaries to incur any liability under ERISA, the Code or otherwise, excluding transactions effected pursuant to and in compliance with a statutory or administrative exemption, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) No “reportable event,” within the meaning of Section 4043 of ERISA, other than a “reportable event” which would not reasonably be expected to give rise to any material liability for the Company or any of its Subsidiaries, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan. Neither the Company nor any ERISA Affiliate of the Company has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (ii) incurred, or reasonably expects to incur, prior to the Effective Time (A) any material liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA or (B) any material liability under Section 4971 of the Code that in either case could become a liability of the Company or any of its Subsidiaries or Parent or any of its ERISA Affiliates after the Effective Time. With respect to each Employee Plan subject to Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) there has been no material change in the funded status of such plan as reflected in the most recent actuarial report completed prior to the date hereof, (ii) no such plan is in “at risk” status within the meaning of Section 303 of ERISA, (iii) the level of annual minimum funding contributions required for each such plan for the plan year of each such plan beginning in 2009 is not reasonably expected to materially increase above the level of annual minimum funding contributions required for such plan for the plan year of such plan beginning in 2008, (iv) neither Parent, the Company nor any of their respective Subsidiaries are reasonably expected to be required to post security with respect to the funding any such plan and (v) no condition exists which could constitute grounds for termination by PBGC of any such plan.

(e) The assets of the Company and all of its Subsidiaries are not now, nor will they after the passage of time be, subject to any lien imposed under Section 430(k) of the Code by reason of a failure of any of the Company or any of its Subsidiaries to make timely installments or other payments required under Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(f) Section 4.16(f) of the Company Disclosure Schedule sets forth a complete list of all Multiemployer Plans to which the Company contributes as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the level of the annual contributions by the Company and its Subsidiaries to all Multiemployer Plans to which the Company and its Subsidiaries contribute as of the date hereof is not reasonably expected to increase beginning in 2009 above the level of contributions by the Company and its Subsidiaries to all such Multiemployer Plans during 2008, (ii) none of the Company, any of its Subsidiaries or their ERISA Affiliates has any obligation to fund any current withdrawal liability with respect to any Multiemployer Plan to which the Company or any of its Subsidiaries contribute or contributed in the past, (iii) no condition exists that could present a risk of complete or partial withdrawal from any Multiemployer Plan to which the Company and its Subsidiaries contribute as of the date hereof which could result in the Company, any of its Subsidiaries or any ERISA Affiliates incurring a withdrawal liability within the meaning of Section 4201 of ERISA and (iv) no Multiemployer Plan to which the Company and its Subsidiaries contribute as of the date hereof is in “endangered status” or “critical status” within the meaning of Section 432(b) of the Code.

(g) Each material Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the Internal Revenue Service, and there is no reason why any such determination letter should be revoked or not be reissued. Not later than 30 days after the date hereof the Company shall furnish to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan. Each Employee Plan was established and has been maintained in all material respects in compliance with its terms and with the requirements of all Applicable Law, including ERISA and the Code, and there is no action, suit, investigation, audit or proceeding pending against or involving, or to the knowledge of the Company, threatened against or involving any Employee Plan before any court or arbitrator or any state, federal or local governmental body, agency or official, except, in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(h) With respect to each Employee Plan maintained outside of the United States (an “International Plan”), as of June 30, 2009, according to the actuarial assumptions and valuations applicable to such International Plan, the total amount or value of the funds available under such International Plan to pay benefits accrued thereunder or segregated in respect of such accrued benefits, together with any reserve or accrual with respect thereto, exceeded the present value of all benefits (actual or contingent) accrued as of such date of all participants and past participants therein in respect of which the Company or any of its Subsidiaries has or would have after the Effective Time any obligation, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(i) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) (i) entitle any current or former employee, director or independent contractor of the Company or any of its Subsidiaries to severance pay, (ii) accelerate the time of payment or vesting of any compensation or benefits otherwise payable, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Employee Plan or (iv) increase the amount payable or trigger any other material obligation, requirement or restriction pursuant to any Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any payment or benefit that would not be deductible pursuant to the terms of Section 280G or Section 162(m) of the Code.

(j) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Plan which would increase the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the most recently completed fiscal year.

(k) For purposes of this Agreement, “Employee Plan” means each (i) “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, consultancy, severance, retention or similar agreement, plan, arrangement or policy, (iii) other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, life insurance, employee assistance program, relocation or expatriate benefits, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or life insurance benefits but excluding any Multiemployer Plan) or (iv) any loan; in each case which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its controlled Affiliates has any liability contingent or otherwise, in each case which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its controlled Affiliates has any liability contingent or otherwise.

Section 4.17. Labor. (a) Except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied with all Applicable Law relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Since January 1, 2008, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any work stoppage or labor strike against the Company or any of its Subsidiaries by employees.

(b) The Company has provided to Parent true and complete copies of each effective or pending collective bargaining agreement or similar labor agreement covering employees or former employees of the Company or any of its Subsidiaries. To the knowledge of the Company, there has not been any activity on behalf of any labor organization or employee group to organize any such employees other than as has been disclosed by the Company to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any foreign equivalent, (ii) representation claims or petitions pending before the National Labor Relations Board or any foreign equivalent and there are no questions concerning representation with respect to the employees of the Company or any of its Subsidiaries or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

Section 4.18. Environmental Matters. (a) Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no written notice, notification, demand, request for information, citation, summons or order has been received, no complaint, investigation, action, claim, suit, or proceeding is pending or, to the knowledge of the Company, is threatened by any Person against or affecting the Company, any of its Subsidiaries or any of their respective properties under or pursuant to any Environmental Law; (ii) each of the Company and its Subsidiaries is and has been in compliance with all Environmental Laws and has been and is in compliance with all Environmental Permits; and (iii) there are no liabilities or obligations of or relating to the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or pursuant to any Environmental Law, and there is no existing fact, condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation, other than in the case of Section 4.18(a)(iii) only: (A) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, and (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date.

(b) Notwithstanding any provision to the contrary, other than the representations and warranties contained in Sections 4.03, 4.07, 4.08, 4.09 and 4.10, this Section 4.18 shall be deemed to contain the sole representations and warranties by the Company with respect to environmental matters.

Section 4.19. Material Contracts. (a) Except for customary limitations and restrictions in bottling appointment agreements and restrictions described in the joint venture agreements set forth in Section 4.19(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by, whether in writing or not, any contract, arrangement, commitment or understanding (i) made or entered into outside the ordinary course of business and that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Entity, Parent or any of their respective Subsidiaries) from engaging or competing in any material line of business in any location or with any Person, (ii) made or entered into outside the ordinary course of business and that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (iii) that is a material joint venture, alliance or partnership agreement or (iv) described in clauses (i) or (ii) of this sentence that, disregarding any materiality qualifiers contained therein, would apply to Parent or any of its Subsidiaries (other than the Surviving Entity and its Subsidiaries) after the Effective Time (each, together with the contracts listed on Section 4.19 of the Company Disclosure Schedule and any contract of the Company or any of its Subsidiaries that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), a “Material Contract”).

(b) Each Material Contract is valid and binding and in full force and effect and, to the Company’s knowledge, enforceable against the other party or parties thereto in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

Section 4.20. Tax Treatment. Neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section  368 of the Code (a “368 Reorganization”).

Section 4.21. Finders’ Fees. Except for Goldman, Sachs & Co., Inc., whose fees have been disclosed to Parent and whose engagement agreement with the Company or any of its Subsidiaries does not impose any obligations binding on the Company, Parent or any of their respective Subsidiaries following the Effective Time (other than customary indemnification obligations and the obligation to pay such disclosed fees), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from Parent, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.22. Opinion of Financial Advisor. The Board of Directors of the Company and the Transactions Committee have received the opinion of Goldman, Sachs & Co., Inc., financial advisor to the Board of Directors of the Company and the Transactions Committee, to the effect that, as of the date of this Agreement, and based upon and subject to the factors and assumptions set forth therein, the Per Share Stock Consideration and the Cash Election Price to be paid to the holders (other than Parent and its Affiliates) of shares of Company Stock, taken in the aggregate, pursuant to this Agreement was fair from a financial point of view to such holders.

Section 4.23. Antitakeover Statutes and Related Matters. (a) The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from the supermajority voting provisions of Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. To the Company’s knowledge, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to the Merger, this Agreement or any of the transactions contemplated hereby.

(b) The Merger, this Agreement and the transactions contemplated hereby represent a “Permitted Acquisition” pursuant to clause (4) of such term as such term is defined in the Shareholder Agreement. Neither Parent nor Merger Subsidiary is an “Acquiring Person” (as defined in the Company Rights Agreement) in accordance with clause (ii) of the fourth sentence of such definition, and no action is required on the part of the Company to render the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby.

Section 4.24. Foreign Practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, to the knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective representatives on behalf of the Company or any of its Subsidiaries has offered, promised or given, and no Person has otherwise offered, promised or given on behalf of the Company or any of its Subsidiaries, anything of value to any officer or employee of: (i) any Governmental Authority, (ii) any entity controlled by a Governmental Authority or (iii) any public international organization, or to any person acting in an official capacity for or on behalf of any of the foregoing or to any political party or official thereof, or to any candidate for political office (all of the foregoing being collectively referred to as “Government Officials”) or to any other Person while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any Government Official for the purpose of: (A) influencing any action or decision of such Government Official in his or her official capacity, including a decision to fail to perform his or her official function or (B) securing any improper advantage or (C) inducing such Government Official to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority in order to assist the Company or any of its Subsidiaries or any other Person in obtaining or retaining business.

Section 4.25. No Other Representations or Warranties. Except for the representations and warranties contained in Article 4, Parent and Merger Subsidiary each acknowledge that none of the Company or any of its Subsidiaries, or any other Person on behalf of the Company or any of its Subsidiaries, makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as disclosed in any Parent SEC Document filed before the date of this Agreement or as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Each of Parent and Merger Subsidiary is duly qualified to do business as a foreign corporation and, to the extent applicable, is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has heretofore made available to the Company true and complete copies of the certificate of incorporation and bylaws of Parent and Merger Subsidiary, in each case, as in effect as of the date of this Agreement.

Section 5.02. Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. No vote of the holders of shares of Parent Stock is necessary in connection with the consummation of the transactions contemplated hereby. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and, if applicable, the New Jersey Department of Treasury, Division of Revenue, and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act or any other Competition Law, (c) filings with the NYSE and compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument not otherwise terminable by the other party thereto on 120 days’ or less notice without any penalty or payment binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent consists of 3,600,000,000 shares of Parent Stock and 3,000,000 shares of Convertible Preferred Stock of no par value. As of July 31, 2009, there were outstanding (1) 1,557,999,492 shares of Parent Stock (excluding shares of treasury stock), (2) employee stock options to purchase an aggregate of 113,744,777 shares of Parent Stock (of which options to purchase an aggregate of 77,571,306 shares of Parent Stock were exercisable), (3) 6,350,007 shares of Parent Stock subject to restricted stock unit awards and (4) 254,253 shares of Convertible Preferred Stock. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in this Section 5.05 and for changes since July 31, 2009 resulting from the exercise of stock options or the grant of stock-based compensation to directors or employees or from the issuance of stock in connection with a merger or other acquisition or business combination determined by Parent’s Board of Directors to be in the best interests of Parent and its stockholders (including any issuance of stock in connection with the transactions contemplated by the Concurrent Merger Agreement), there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in Parent, (ii) options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, Parent or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities.

(c) The shares of Parent Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. Subsidiaries. (a) Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) each Subsidiary of Parent has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (ii) each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary. All material Subsidiaries of Parent and their respective jurisdictions of organization are identified in the Parent 10-K.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of Parent, is owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Other than as owned by Parent or any wholly owned Subsidiary of Parent, there are no outstanding (i) shares of capital stock or other voting securities or ownership interests in any Subsidiary of Parent, (ii) options or other rights to acquire from Parent or any of its Subsidiaries, or other obligation of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable or exercisable for any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent or (iii) stock appreciation rights, performance shares, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since December 31, 2006 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing with respect to the disclosures that are amended or superseded), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, that is required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.

(f) Since January 1, 2007, Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(g) There are no outstanding loans or other extensions of credit made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent. Parent has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2007, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(i) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct in all material respects as of the date made. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

Section 5.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Filings fairly present in all material respects, in conformity with GAAP (except in the case of unaudited interim financial statements, as permitted by Form 10-Q and Regulation S-X of the SEC) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09. Disclosure Documents. (a) The information provided by Parent in writing for inclusion in the Proxy Statement or any amendment or supplement thereto shall not, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The Registration Statement and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(c) The information supplied by Parent for inclusion or incorporation by reference in the Schedule 13E-3 or any amendment or supplement thereto shall not at the time the Schedule 13E-3 or any amendment or supplement thereto is filed with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or any amendment or supplement thereto based upon information furnished by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.10. Absence of Certain Changes. From the Parent Balance Sheet Date to the date of this Agreement, except for the transactions contemplated by this Agreement or the Concurrent Merger Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practice, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. From April 4, 2009 to the date of this Agreement, there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of Section  7.01.

Section 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation other than: (a) liabilities or obligations reflected and provided for in the Parent Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date; and (c) liabilities and obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.12. Compliance with Laws and Court Orders. Each of Parent and its Subsidiaries is and has been in compliance with, and to the knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against Parent or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any present executive officer or director of Parent or any of its Subsidiaries or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.14. Finders’ Fees. Except for Centerview Partners LLC and Banc of America Securities and Merrill Lynch, each of whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.15. Financing. At the Effective Time Parent will have sufficient immediately available funds to pay, in cash, the total amount of the cash consideration that holders of Company Stock are entitled to receive pursuant to Section 2.02 as well as any cash dividends or distributions payable pursuant to Section 2.05(i) and any cash in lieu of any fractional share of Parent Stock pursuant to Section 2.08.

Section 5.16. Tax Treatment. Neither the Parent nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a 368 Reorganization.

Section 5.17. No Planned Liquidations or Mergers. Parent has no plan or intention to (i) liquidate the Surviving Entity or (ii) merge the Surviving Entity with and into any of its Subsidiaries or Affiliates.

Section 5.18. Concurrent Merger Documents. Parent has delivered to the Company on or prior to the date hereof a true and complete copy of the Concurrent Merger Agreement.

Section 5.19. No Other Representations or Warranties. Except for the representations and warranties contained in Article 5, each of Company and its Subsidiaries acknowledges that none of the Parent or Merger Subsidiary, or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. From the date hereof until the Effective Time, (i) except as expressly contemplated by this Agreement, (ii) unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) and (iii) except as required by Applicable Law, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and to the extent consistent therewith, use its reasonable best efforts to (A) preserve intact its present business organization, (B) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (C) keep available the services of its directors, officers and key employees and (D) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, (i) except as expressly contemplated by this Agreement, (ii) unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned) and (iii) except as required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for (A) dividends by any of its wholly-owned Subsidiaries to the Company or to other wholly-owned Subsidiaries and (B) regular quarterly cash dividends by the Company with customary record and payment dates on the shares of Company Stock not in excess of $0.14 per share per quarter or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except pursuant to any Company Stock Plan or any Company Stock Option (including for purposes of satisfying applicable tax withholding requirements and payment of the exercise price in respect of any Company Stock Option);

(c) except as provided in Section 6.01(j), (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and (ii) any unbudgeted capital expenditures not to exceed $10,000,000 individually or $20,000,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies in the ordinary course of business consistent with past practice and (ii) acquisitions with a purchase price (including related assumed indebtedness) that do not exceed $25,000,000 individually or $50,000,000 in the aggregate;

(f) (i) sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (A) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (B) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that do not exceed $10,000,000 individually or $20,000,000 in the aggregate and (C) Permitted Liens or (ii) sell, lease, license or otherwise dispose of or permit to lapse any material Intellectual Property right, other than grants of non-exclusive licenses with respect to any Intellectual Property of the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice;

(g) other than in connection with actions permitted by Section 6.01(e) or with wholly-owned Subsidiaries, make any loans, advances or capital contributions to, or investments in, any other Person;

(h) (i) create, incur, assume, suffer to exist or prepay any indebtedness for borrowed money or guarantees thereof other than in the ordinary course of business consistent with past practice, and in an amount that does not exceed $50,000,000 in the aggregate or (ii) enter into, modify in any material respect or terminate any material interest rate swaps or hedging arrangements except, in the case of hedging arrangements, in the ordinary course of business consistent with past practice;

(i) (i) enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into as of the date hereof or (ii) amend, modify in any material respect or terminate any Material Contract or any contract, agreement or understanding referred to in clause (i) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries thereunder;

(j) except as required to comply with Applicable Law or any Employee Plan in accordance with its terms on the date of this Agreement, (i) increase compensation, bonuses or other benefits payable to any director or employee of the Company or any of its Subsidiaries at the executive officer level; (ii) increase compensation, bonuses or other benefits payable to any employee or independent contractor of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice and to the extent not material; (iii) enter into, adopt or amend in any material respect any severance or retention plan, arrangement or policy applicable to any director, executive officer, employee or independent contractor, except in the case of non-officer individuals who are newly hired or promoted after the date of this Agreement in the ordinary course of business consistent with past practice; (iv) enter into, adopt or amend in any material respect, including anything that would be covered in whole or in part by the foregoing clause (iii), any employment, change of control, compensation, bonus, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, retirement benefits or other benefit agreement, plan, arrangement or policy applicable to any director or executive officer or, except in the ordinary course of business consistent with past practice, any other employee or independent contractor of the Company or any of its Subsidiaries and except in the case of non-officer individuals who are newly hired or promoted in the ordinary course of business consistent with past practice; (v) pay based on, accrue or certify performance level achievements for employees participating in a plan, program or arrangement at levels in excess of actually achieved performance in respect of any component of an incentive-based award that requires achievement at a specified level of performance; (vi) amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Employee Plan; or (vii) grant, or authorize the grant of, any new bonus opportunities or set performance targets for any bonus opportunities;

(k) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(l) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(m) enter into any material new line of business;

(n) enter into any bottling appointment, license agreement to distribute product, bottler funding support agreement, or any ancillary agreement or amendment to any of the foregoing, in each case, other than in the ordinary course of business consistent with past practice; or

(o) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. (a) Subject to the terms of this Agreement, the Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger. In connection with such meeting, the Company shall promptly prepare and file with the SEC, use reasonable best efforts to have cleared by the SEC and thereafter mail to its stockholders as promptly as practicable the Proxy Statement (which shall be filed as part of the Registration Statement) and all other proxy materials for such meeting.

(b) Subject to Section 6.03, the Board of Directors of the Company and the Transactions Committee shall (i) recommend approval and adoption of this Agreement by the Company’s stockholders, (ii) use its reasonable best efforts to obtain the Company Stockholder Approval, (iii) not withdraw, modify or qualify the Company Board Recommendation in any manner adverse to Parent, recommend an Acquisition Proposal (nor shall the Transactions Committee recommend any of the foregoing actions in this clause (iii) to the Board of Directors of the Company) (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”) and (iv) otherwise comply with all legal requirements applicable to such meeting.

Section 6.03. No Solicitation; Other Offers. (a) General Prohibitions. Except as permitted under Section 6.03(b), neither the Company nor any of its Subsidiaries shall, nor shall the officers or directors of the Company or any of its Subsidiaries, and the Company shall use reasonable best efforts to instruct and cause its and its Subsidiaries’ employees, independent contractors, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) not to, directly or indirectly, (i) solicit, initiate or otherwise facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) effect a Company Adverse Recommendation Change, (iv) subject to its fiduciary obligations, grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or under the Company Rights Agreement, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b) Exceptions. Notwithstanding Section 6.02(b) or Section 6.03(a), at any time prior to the Company Stockholder Approval:

(i) the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage or participate in negotiations or discussions with any Third Party and its Representatives that has made after the date of this Agreement an unsolicited bona fide written Acquisition Proposal that the Board of Directors of the Company believes constitutes or is reasonably likely to lead to a Superior Proposal; (B) furnish to such Third Party or its Representatives nonpublic information relating to the Company or any of its Subsidiaries pursuant to a customary confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party (it being understood that such confidentiality agreement need not prohibit the making, or amendment, of an Acquisition Proposal); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party; and (C) subject to giving notice pursuant to Section 6.03(d) below, approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if the Board of Directors of the Company determines in good faith (after consulting with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal; and

(ii) the Board of Directors of the Company may make a Company Adverse Recommendation Change;

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any position taken or statement made to so comply is consistent with this Section 6.03; provided that any such position taken or statement made that addresses or relates to the approval, recommendation or declaration of advisability by the Company’s Board of Directors with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c) Required Notices. The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and after taking such action the Company shall, if such action is in connection with an Acquisition Proposal, continue to advise Parent on a reasonably current basis of the status and material terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication by a Third Party that it is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has indicated that it may be considering making, or has made, an Acquisition Proposal. The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed of the status and details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 48 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

(d) “Last Look”. Further, the Board of Directors of the Company shall not make a Company Adverse Recommendation Change in response to an Acquisition Proposal, unless (i) the Company promptly notifies Parent, in writing at least three Business Days before taking that action, of its intention to do so, attaching the most current version of the proposed agreement under which such Acquisition Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, and (ii) Parent does not make, within 48 hours after its receipt of that written notification, a binding offer that is at least as favorable to the stockholders of the Company (other than Parent, Merger Subsidiary and any other Affiliates of Parent) as such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Acquisition Proposal that is less favorable to the Company shall require a new written notification from the Company and commence a new 48-hour period under clause (ii) of this Section 6.03(d)).

(e) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the total number of outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation and availability of any necessary financing, provide greater value to the Company’s stockholders (in their capacity as stockholders of the Company) than as provided hereunder (taking into account any binding proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)), which the Board of Directors of the Company determines is reasonably likely to be consummated, assuming the Company Stockholder Approval was obtained.

(f) Obligation to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

(g) Board Actions. Any determination made or action taken by the Board of Directors of the Company in accordance with Section 6.03(b) and Section 6.03(d) shall be made or taken only after receipt of the affirmative recommendation of the Transactions Committee with respect to such determination or action.

Section 6.04. Tax Matters. (a) With the exception of pending applications for changes in accounting methods filed with the Internal Revenue Service relating to (i) capitalization of incidental repair and maintenance, (ii) depreciation and (iii) UNICAP, from the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. From the date hereof until the Effective Time, except as otherwise contemplated herein or in the Concurrent Merger Agreement, Parent shall, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to preserve intact its business organizations and relationships with Third Parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time Parent shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the articles of incorporation or bylaws of Parent in a manner that would have a material and adverse impact on the value of Parent Stock;

(b) adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, consolidation or recapitalization of Parent;

(c) agree, resolve or commit to do any of the foregoing; or

(d) enter into, modify, amend or terminate any contract, arrangement, commitment or understanding or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) impair the ability of Parent to perform its obligations under this Agreement in any material respect, or (ii) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 7.02. Obligations of Merger Subsidiary. Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Parent will take all steps necessary to cause the stockholders of Merger Subsidiary to approve the Merger.

Section 7.03. Voting of Company Stock. Parent shall vote or cause to be voted all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting. From and after the date hereof and prior to the Company Stockholder Approval having been obtained, neither Parent nor any of its Affiliates will acquire beneficial ownership of any additional shares of Company Stock; provided that, for the avoidance of doubt, nothing in this sentence shall limit or restrict transfers of Company Stock among Parent and its Subsidiaries.

Section 7.04. Director and Officer Liability.

(a) From and after the Effective Time, each of Parent and the Surviving Entity agrees that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Persons”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation or by-laws in effect on the date hereof of this Agreement (and Parent or the Surviving Entity shall also advance expenses as incurred to the fullest extent permitted under Delaware Law; provided that, if required by Delaware Law, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification); provided, further that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under Delaware Law and the Company’s certificate of incorporation and by-laws shall, to the extent permitted by Applicable Law, be made by independent counsel selected by the Surviving Entity.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Entity’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Entity) regarding elimination of liability of directors, indemnification of directors, officers and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement in the Company’s certificate of incorporation and by-laws.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case with a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Entity for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Entity shall, and Parent shall cause the Surviving Entity to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided that, in satisfying its obligation under this Section 7.04(c), the Surviving Entity shall not be obligated to pay in the aggregate in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.04(c) of the Company Disclosure Schedule; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent, the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.04.

(e) The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.05. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Stock to be issued as part of the Merger Consideration to be listed on the New York Stock Exchange, subject to official notice of issuance.

Section 7.06. Employee Matters. (a) For a period of one year following the Effective Time, Parent shall provide to all employees of the Company or any of its Subsidiaries as of the Effective Time who continue employment with the Surviving Entity or any of its Affiliates (“Continuing Employees”) compensation and benefits (other than equity-based compensation) that are in the aggregate substantially comparable to the compensation and benefits provided by the Company and its Subsidiaries to the Continuing Employees as in effect immediately prior to the Effective Time.

(b) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit for purposes of eligibility to participate and vesting thereunder (but not for purposes of benefit accruals) for service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides such past service credit) to the same extent that such service was recognized as of the Effective Time under a comparable plan of the Company and its Subsidiaries in which the Continuing Employee participated.

(c) With respect to any welfare plan maintained by Parent or any of its Subsidiaries, including the Surviving Entity, in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of the Company or its Subsidiaries prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d) Parent shall, and shall cause its Subsidiaries, including the Surviving Entity, to honor, in accordance with its terms, each Employee Plan and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated hereby (either alone or in combination with any other event, including termination of employment). Parent hereby agrees and acknowledges that the consummation of the Merger constitutes a change of control or a change in control, as the case may be, for all purposes under any plan, agreement or arrangement set forth on Section 7.06(d) of the Company Disclosure Schedule.

(e) With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s annual incentive plans with respect to the year in which the Effective Time occurs, Parent shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms; provided that the amount payable to such employee under such plan shall be determined in accordance with the terms of such plan and based on the attainment of applicable performance goals as mutually determined in the reasonable, good faith judgment of Parent and the Company. With respect to the annual bonus for which any employee of the Company or any of its Subsidiaries is eligible under any of the Company’s annual incentive plans with respect to any year, if any, prior to the Effective Time, the Company shall administer each such plan (including the payment of all amounts owed thereunder at the ordinary time) in accordance with its terms consistent with past practices in the ordinary course.

(f) Nothing in this Section 7.06 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan, (ii) prohibit Parent or any of its Subsidiaries, including the Surviving Entity, from amending any employee benefit plan, (iii) obligate Parent, the Company, the Surviving Entity or any of their respective Affiliates to retain the employment of any particular employee or (iv) confer any rights or benefits on any person other than the parties to this Agreement.

Section 7.07. Limitation on Acquisitions. Prior to the Effective Time Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire any Person (other than PBG) if such acquisition would reasonably be expected to prevent, hinder or delay the consummation of the transactions contemplated by this Agreement or to make it more difficult, or to increase the time required, to obtain the expiration or termination of the waiting period under the HSR Act or any other applicable Competition Laws applicable to the transactions contemplated by this Agreement.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, or desirable to consummate the transactions contemplated by this Agreement; (iii) to the extent proper and advisable, participating and actively defending against or otherwise pursuing any litigation that may be commenced by a Governmental Authority relating to this Agreement or the transactions contemplated hereby; (iv) in the event that the United States Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) issues a Request for Additional Information and Documentary Material (a “Second Request”) under the HSR Act in relation to the Merger and the other transactions contemplated by this Agreement, taking such measures as may be reasonably necessary to limit the scope of such Second Request, certifying substantial compliance with such Second Request and otherwise responding to and seeking to resolve any requests for information, documents, data or testimony made by the FTC or the DOJ under the HSR Act; (v) securing clearance under all applicable Competition Laws (including the expiration or termination of any applicable waiting period thereunder) of the Merger and the other transactions contemplated by this Agreement by the Termination Date; and (vi) preventing the entry of, and having vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order relating to any applicable Competition Law that would prevent, prohibit, restrict or delay the consummation of the Merger and the other transactions contemplated by this Agreement: provided that the parties hereto understand and agree that in no event shall the Company, Parent or Merger Subsidiary be required by this Section 8.01 or any other provision of this Agreement (A) to enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) to divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing) in the case of either of the foregoing clauses (A) or (B) with respect to any of the material businesses, assets or properties of Parent or the Company or any of their respective material Subsidiaries.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make appropriate filings pursuant to applicable Competition Laws, including an appropriate filing of a Notification and Report Form pursuant to the HSR Act, with respect to the transactions contemplated hereby as promptly as practicable. Each of Parent and the Company shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Competition Law and shall use reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Competition Law as soon as practicable. The Company agrees to take such reasonable actions as are deemed prudent by Parent to secure needed approvals from any Governmental Authority with respect to the transactions contemplated hereby and to assist Parent in litigating or otherwise contesting objections to, or proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement.

(c) In furtherance of the foregoing, Parent shall use its reasonable best efforts to cause the consummation of the Concurrent Merger on the terms and subject to the conditions of the Concurrent Merger Agreement, including Section 8.01 thereof, and Parent agrees that it shall not enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the Concurrent Merger, or otherwise, that would involve Parent agreeing to not consummate the Merger.

Section 8.02. SEC Matters. (a) As promptly as practicable after the date hereof, Parent and the Company shall prepare and file the Proxy Statement, the Registration Statement (in which the Proxy Statement will be included) and, if applicable, the Schedule 13E-3 with the SEC. Parent and the Company shall use their reasonable best efforts to cause the Proxy Statement, the Registration Statement (in which the Proxy Statement will be included) and, if applicable, the Schedule 13E-3 to be cleared by the SEC and the Registration Statement to become effective under the 1933 Act as soon after each such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Subject to Section 6.03, the Proxy Statement shall include the recommendation of the Board of Directors of the Company (including the Transactions Committee) in favor of adoption of this Agreement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement becomes effective. Each of the Company and Parent shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Schedule 13E-3, the Proxy Statement and the Registration Statement and advise one another of any oral comments received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement, the Proxy Statement and the Schedule 13E-3 comply in all material respects with the rules and regulations promulgated by the SEC under the 1933 Act and the 1934 Act, as the case may be.

(b) The Company and Parent shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the 1933 Act and the 1934 Act and applicable state “blue sky” laws and the rules and regulations thereunder. Each of the Company and Parent will advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Schedule 13E-3, the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Schedule 13E-3, the Registration Statement or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

Section 8.03. Public Announcements. Parent and the Company shall consult with each other before issuing any press release (including by providing the other party a reasonable opportunity to comment thereon), having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation. This Section 8.03 shall not apply to matters referred to in Section 6.03.

Section 8.04. Further Assurances. At and after the Effective Time, the officers of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

Section 8.05. Access to Information. Subject to Applicable Law, from the date hereof until the Effective Time and subject to the Confidentiality Agreement dated June 24, 2009 between the Company and Parent (as supplemented on August 2, 2009, the “Confidentiality Agreement”), the Company and Parent shall and shall cause each of its respective Subsidiaries to , upon reasonable notice, (a) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party, (b) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with the other party in its investigation; provided that the foregoing shall not require the Company or Parent (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Parent, as the case may be, would result in the disclosure of any Trade Secrets of Third Parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (ii) to disclose any privileged information of the Company or Parent, as the case may be, or any of its Subsidiaries; provided further that in each case Parent or the Company, as applicable, shall notify the other of any such non-disclosure and cooperate in making alternate arrangements. The parties shall use reasonable efforts to coordinate all requests for information through designated representatives. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 8.06. Notices of Certain Events. Each of the Company and Parent shall promptly notify and provide copies to the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

provided, that the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 8.07. Tax-free Reorganization. (a) Prior to the Effective Time, each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Parent shall not take, or cause the Surviving Entity to take, any action after the Effective Time reasonably likely to cause the Merger not to qualify as a 368 Reorganization.

(b) Each of Parent and the Company shall use its reasonable best efforts to obtain the opinions referred to in Sections 9.02(d) and 9.03(b).

Section 8.08. Section 16 Matters. Prior to the Effective Time, the Board of Directors of Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company and/or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.09. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Entity of the Company Stock from the NYSE and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

Section 8.10. Merger Subsidiary Reincorporation. Prior to Closing, Parent may cause Merger Subsidiary to be reincorporated as a Delaware corporation (by merger, reincorporation or otherwise).

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law; provided, that in the event the Board of Directors of the Company makes a Company Adverse Recommendation Change in accordance with Section 6.03(b)(ii) in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date hereof, and whether or not such event, development, occurrence, or change in circumstances or facts is excluded from the definition of Material Adverse Effect in clauses (A) through (F) and the last sentence thereof, which event, development, occurrence, or circumstances or facts did not exist or was not actually known, appreciated or understood by the Board of Directors of the Company, in each case, as of the date hereof then, in addition to the Company Stockholder Approval, the obligation of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall also be subject to the adoption of this Agreement and the Merger by the affirmative vote of holders of a majority of the outstanding shares of Common Stock (excluding any shares beneficially held or held of record by Parent and its Affiliates, the Pohlad Group (as defined in the Shareholder Agreement) and the directors and officers of the Company).

(b) no Applicable Law shall prohibit the consummation of the Merger;

(c) any applicable waiting period under the HSR Act relating to the Merger and any agreement between Parent, the Company and any Governmental Authority not to consummate the Merger prior to a specific date shall have expired or been terminated;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e) the shares of Parent Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and

(f) other than the actions and filings referenced in Section 9.01(c), all material actions by or in respect of, or material filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02. Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in Section 4.05 shall be true in all respects (except for such inaccuracies as are de minimis relative to Section 4.05 taken as a whole) at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all respects only as of such time), (B) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.21, 4.22 and 4.23 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (C) the other representations and warranties of the Company contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not be pending any action or proceeding by any Governmental Authority, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger, (ii) seeking to restrain or prohibit Parent’s, Merger Subsidiary’s or any of Parent’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the Company’s capital stock, including the right to vote any shares of the Company’s capital stock acquired or owned by Parent, Merger Subsidiary or any of Parent’s other Affiliates following the Effective Time on all matters properly presented to the Company’s stockholders, or (B) ability to effectively exercise full rights of ownership or operation (or that of its respective Subsidiaries or Affiliates) of any material business or assets of the Company and its Subsidiaries or of Parent and its Subsidiaries or (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any of any material business or assets of the Company and its Subsidiaries or of Parent and its Subsidiaries or (iv) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (or, following the Effective Time, the Surviving Entity) or Parent;

(c) there shall not have been any action taken, or any Applicable Law enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any Governmental Authority, other than the application of the waiting period provisions of the HSR Act to the Merger, that would reasonably be expected to, individually or in the aggregate, result in any of the consequences referred to in clauses (i) through (iv) of Section 9.02(b);

(d) Parent shall have received an opinion of Davis Polk & Wardwell LLP in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provision of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Davis Polk & Wardwell LLP shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibits A and B hereto;

(e) except as disclosed in a Company SEC Document filed prior to the date hereof or in the Company Disclosure Schedule, from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company; and

(f) the conditions set forth in Sections 9.01(b), 9.01(c), 9.01(f), 9.02(b) and 9.02(c) of the Concurrent Merger Agreement, to the extent they relate to Competition Laws, shall have been satisfied.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Parent contained in Section 5.01, 5.02 and 5.05 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (B) the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect;

(b) the Company shall have received an opinion of Briggs and Morgan, P.A. in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Subsidiary and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Briggs and Morgan, P.A. shall be entitled to rely upon representations of officers of Parent and the Company substantially in the form of Exhibit A and B hereto; and

(c) except as disclosed in a Parent SEC Document filed prior to the date hereof or in the Parent Disclosure Schedule, from the date of this Agreement to the Effective Time, there shall not have occurred and be continuing any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before August 3, 2010 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law in effect that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and, in the case of clauses (A) and (B) any such Applicable Law, including an injunction, shall have become final and nonappealable; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) a Company Adverse Recommendation Change shall have occurred or the Company materially breaches its obligations under this Agreement by reason of a failure to call the Company Stockholders Meeting in accordance with Section 6.02; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

(d) by the Company, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the knowing and intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. None of Parent, Merger Subsidiary or the Company shall be relieved or released from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of its knowing and intentional breach of any provision of this Agreement. The provisions of this Section 10.02 and Sections 11.01, 11.04, 11.07, 11.08 and 11.09, and the Confidentiality Agreement, shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Merger Subsidiary, to:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

Attention: Larry D. Thompson

Facsimile No.: (914) 253-2070

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: George R. Bason, Jr.

                  John H. Butler

Facsimile No.: (212) 450-3800

if to the Company, to:

PepsiAmericas, Inc.

4000 RBC Plaza

60 South Sixth Street

Minneapolis, Minnesota 55402

Attention: Robert C. Pohlad

Facsimile No.: (612) 661-3821

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: James Morphy

                  Audra D. Cohen

Facsimile No.: (212) 558-3588

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Attention: Brian D. Wenger

Facsimile No.: (612) 977-8650

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Termination Fee.

(i) If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay to Parent in immediately available funds $71,600,000 (the “Company Termination Fee”) within one Business Day after such termination; provided that if such termination resulted from a Company Adverse Recommendation arising from a Material Adverse Effect on Parent, and it is finally adjudicated that such Material Adverse Effect on Parent occurred, Parent shall promptly refund such Company Termination Fee together with interest thereon from the date of payment at the prevailing prime rate as reported in the Wall Street Journal, Eastern Edition.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) and the Company Stockholder Meeting has not been held or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

(iii) Upon a termination by Parent described in paragraph (i) or (ii) above, the Parent’s sole remedy is payment of the Company Termination Fee.

(c) Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount.

Section 11.05. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors”, “Cautionary Statement” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns (including as set forth in Section 7.04). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, except as provided under Section 7.04.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time prior to the mailing of the Proxy Statement and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state, except to the extent the laws of the State of New Jersey are mandatorily applicable to the Merger.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought exclusively in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party. Merger Subsidiary agrees that it may be served with process in Delaware in any proceeding for enforcement of any obligation of the Company, as well as for enforcement of any of its obligations arising from the Merger, including any suit or other proceeding to enforce the right of any stockholder as determined in an appraisal proceeding under Section 262 of Delaware Law and irrevocably appoints the Secretary of State of the State of Delaware as its agent to accept service of process in any such suit or other proceeding.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, (i) the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party and (ii) such term, provision, covenant, or restriction shall be deemed reformed to the extent necessary to conform to Applicable Law and to give the maximum effect to the intent of the parties hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

PEPSIAMERICAS, INC.

By:	/s/ ROBERT POHLAD
	Name:	Robert Pohlad
	Title:	Chairman and Chief Executive Officer

PEPSICO, INC.

By:	/s/ LARRY D. THOMPSON
	Name:	Larry D. Thompson
	Title:	Senior Vice President, Government Affairs, General Counsel and Secretary

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

By:	/s/ THOMAS H. TAMONEY, JR.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Secretary

Appendix A-1

700 Anderson Hill Road    Purchase, New York 10577

Tel. (914) 253-3623    Fax (914) 253-2367    thomas.tamoney@pepsi.com

THOMAS H. TAMONEY, JR.

SENIOR VICE PRESIDENT

DEPUTY GENERAL COUNSEL AND ASSISTANT SECRETARY

November 16, 2009

Re:  Waiver of Certain Rights Under Section 11.04(b) of the Merger Agreement

PepsiAmericas, Inc.

4000 RBC Plaza

60 South Sixth Street

Minneapolis, Minnesota 55402

Attention: Robert C. Pohlad

Facsimile No.: (612) 661-3821

Dear Mr. Pohlad:

Reference is made to the Agreement and Plan of Merger dated as of August 3, 2009 (as may be amended, the “Merger Agreement”) among PepsiAmericas, Inc., a Delaware corporation (the “Company”), PepsiCo Inc., a North Carolina corporation (“Parent”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation wholly owned by Parent (“Merger Subsidiary”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Parent, the Company, and the individual members of the board of directors of the Company are defendants to putative stockholder class action lawsuits challenging the Merger in the state courts of Delaware, Minnesota and New York (the “Stockholder Litigation”), In connection with the contemplated settlement of the Stockholder Litigation, and pursuant to Section 11.03 of the Merger Agreement, Parent hereby waives the following rights under the Merger Agreement to the extent set forth below:

A. Reduction of Termination Fee Set Forth in Section 11.04(b)(i)

Parent agrees to reduce the Company Termination Fee set forth in Section 11.04(b)(i) of the Merger Agreement from $71.6 million to $50 million.

B. Shortening of the Time Period Set Forth in Section 11.04(b)(ii)

Parent agrees to shorten, from 12 months to 6 months, the time period after termination of the Merger Agreement, set forth in Section 11.04(b)(ii) of the Merger Agreement, during which the entering into a definitive agreement with respect to, the recommendation to its stockholders of, or the consummation of an Acquisition Proposal by the Company may require the Company to pay to Parent the Company Termination Fee.

This waiver letter shall be governed by and construed in accordance with the laws of the State of Delaware. By execution hereof, Parent acknowledges the foregoing waiver and agrees that such waiver shall be legally binding against it. Except to the extent expressly provided herein, the Merger Agreement shall remain in full force and effect in accordance with its terms.

A-1-1

[Signature on Following Page]

CC:	Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: James Morphy

Audra D. Cohen

Facsimile No.: (212) 558-3588

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Attention: Brian D. Wenger

Facsimile No.: (612) 977-8650

PepsiAmericas, Inc.	A-1-2

PEPSICO, INC.

By:	/s/ THOMAS H. TAMONEY, JR.
Name:	Thomas H. Tamoney, Jr.
Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

(Signature Page to Waiver Letter)

PepsiAmericas, Inc.	A-1-3

Appendix B

PERSONAL AND CONFIDENTIAL

August 3, 2009

Board of Directors

Transactions Committee of the Board of Directors

PepsiAmericas. Inc.

4000 RBC Plaza

60 South Sixth Street

Minneapolis, MN 55402

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than PepsiCo, Inc. (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PepsiAmericas, Inc. (the “Company”) of the Stock Consideration and the Cash Consideration (each as defined below) to be paid to such holders, taken in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of August 3, 2009 (the “Agreement”), among Parent, Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and the Company. The Agreement provides that the Company will be merged with and into Merger Subsidiary and each outstanding Share (other than Shares held by Merger Subsidiary) will be converted into the right to receive, at the election of the holder thereof, either (i) 0.5022 shares of common stock, par value 1-2/3 cents per share (“Parent Common Stock”), of Parent (the “Stock Consideration”) or (ii) $28.50 in cash (the “Cash Consideration”), subject to certain procedures and limitations contained in the Agreement, as to which procedures and limitations we express no opinion.

You have informed us that concurrently with the consummation of the transaction contemplated by the Agreement (the “Transaction”), Parent will consummate the acquisition (the “PBG Acquisition”) of The Pepsi Bottling Group, Inc. (“PBG”) by means of a merger of PBG with and into a wholly-owned subsidiary of Parent (the “PBG Merger Subsidiary”) and pursuant to which each outstanding share of common stock, par value $0.01 per share (“PBG Common Stock”), of PBG will be converted into the right to receive 0.6432 shares of Parent Common Stock and $36.50 in cash pursuant to an Agreement and Plan of Merger, dated as of August 3, 2009 (the “PBG Acquisition Agreement”), among Parent, PBG Merger Subsidiary and PBG.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and PBG and any of their respective affiliates or any currency or commodity that may be involved in the Transaction contemplated by the Agreement or the PBG Acquisition for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction. The Company has also agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as co-manager with respect to a public offering of the Company’s 4.375% Notes due February 2014 (aggregate principal amount $350,000,000) in February 2009. We also may provide investment banking and other financial services to the Company, Parent and PBG and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the PBG Acquisition Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 3, 2009 and for Parent and PBG for the five fiscal years ended December 27, 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company, Parent and PBG; certain other communications from the Company, Parent and PBG to their respective stockholders; certain publicly available research analyst estimates of the future financial performance of Parent and PBG, as modified by the Company, that the Company has instructed us to use for purposes of rendering this opinion (the “Parent and PBG Forecasts”); certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (together with the Parent and PBG Forecasts, the “Forecasts”); and certain cost savings and operating synergies for Parent projected by the management of the Company to result from the Transaction and the PBG Acquisition and approved for our use by the Company (the “Synergies”). With your consent, our review of PBG’s business operations, financial condition and future prospects was limited to our discussions with management of the Company and Parent and our review of publicly available information and certain research analysts’ estimates for PBG. We also have held discussions with members of the senior managements of the Company and Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the PBG Acquisition and the past and current business operations, financial condition and future prospects of the Company, Parent and PBG. In addition, we have reviewed the reported price and trading activity for the Shares, Parent Common Stock and PBG Common Stock, compared certain information for the Company and Parent with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the beverage and bottling industries specifically and in other industries generally and performed such other studies and analyses, and considered such other factors as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any liability for any such information. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Parent or PBG or any of their respective affiliates and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction and the PBG Acquisition will be obtained without any adverse effect on the Company, Parent or PBG or on the expected benefits of the Transaction or the PBG Acquisition in any way meaningful to our analysis. We also have assumed that the Transaction and the PBG Acquisition will be consummated on the terms set forth in the Agreement and the PBG Acquisition Agreement, respectively, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. In addition, we are not expressing any opinion as to the impact of the Transaction or the PBG Acquisition on the solvency or viability of the Company, Parent or PBG or the ability of the Company, Parent or PBG to pay its obligations when they come due, and our opinion does not address any legal, regulatory, tax or accounting matters.

We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. We note that (i) you have informed us that Parent and its affiliates beneficially own approximately 43% of the issued and outstanding Shares and have change in control rights under their bottling agreements with the Company that would be triggered if the Company were to sell itself to a third party; (ii) you have informed us that Parent has indicated to you that it has no interest in pursuing or permitting a business combination involving the Company or any of its operations other than a transaction in which Parent and its affiliates would purchase the Shares it does not already beneficially own; and (iii) to your knowledge, no third parties other than Parent and its affiliates have made any proposal to purchase most or all of the outstanding Shares as a single block since the public announcement of Parent’s proposal on April 20, 2009.

B-2

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Stock Consideration and the Cash Consideration to be paid to the holders (other than Parent and its affiliates) of Shares, taken in the aggregate, pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Stock Consideration and the Cash Consideration to be paid to the holders (other than Parent and its affiliates) of Shares, taken in the aggregate, pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Parent Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors and the Transactions Committee of the Board of Directors of the Company in connection with their consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Stock Consideration and the Cash Consideration to be paid to the holders (other than Parent and its affiliates) of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

B-3

Appendix C

DELAWARE GENERAL CORPORATION LAW

SECTION 262 APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is

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otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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